Aflac®
Incorporated


13000890


AFLAC
PROMISE
DUCK
AIR
MAIL
AD
METER
31999



DELIVERING OUR PROMISE

2012 YEAR IN REVIEW

PRIORITY

AFLAC: WHO WE ARE

Aflac voluntary insurance products pay cash benefits directly to the policyholder to help protect against income and asset loss when a specific health event or life situation causes financial challenges. Aflac is the number one provider of voluntary insurance at the worksite in the United States and the number one life insurance company in terms of individual insurance policies in force in Japan, providing financial protection to more than 50 million people worldwide.

TABLE OF CONTENTS

DELIVERING THE AFLAC PROMISE TO OUR POLICYHOLDERS

Michele Gales, a policyholder from Fort Worth, Texas, understands firsthand how Aflac can help policyholders in their time of need. Michele, left, has been a policyholder since 2007 and became a claimant when her daughter, **Jatoria**, tore her ACL and meniscus during a basketball tournament. When Michele was faced with out-of-pocket expenses related to time spent away from work and physical therapy costs associated with her daughter's recovery, Aflac was there to help. Michele says, "I recommend Aflac to everyone I come in contact with, especially if they have kids and they play sports. I don't know what I would do if I didn't have the help of Aflac. I'm glad that my job took the time to make Aflac available to us."



THE AFLAC WAY: OUR PROMISE

As an insurance company, our product is intangible: We sell a promise to be there for our policyholders and insureds when they need us most by paying claims fairly and promptly. Keeping that promise includes delivering a positive consumer experience and ensuring we live up to the Aflac brand each and every day. It's what we call The Aflac Way, and it's the foundation of every endeavor we undertake.

Our goal is to fulfill this promise while also offering our customers the best value in voluntary insurance products in Japan and the United States.

HOW WE KEEP OUR PROMISE

Income from Premiums

Policy premiums are the primary source of cash flow for our insurance operations. Premiums are generated from two sources: policy renewals, which represent the majority of premiums received; and new policies issued. With these premium funds, we are able to offer services that deliver on our promise to policyholders, including paying claims fairly and promptly, reserving for future claims, and enhancing customer service and product development.

Income from Investments

Our investment portfolio backs up the most important promise we make as an insurance company: to protect our policyholders when they need it most by paying cash benefits in response to their claims. We primarily invest for the long term, and our portfolio is diversified by industry and geography. The strong cash flows from our persistent book of business give us the ability to continue to invest from this perspective. Earnings from our investments provide additional income that allows us to offer a strong value to policyholders through lower premiums and better benefits. Historically, our product needs and liability profile have been key drivers to our asset strategy. Matching policy liabilities by both duration and currency is a primary consideration in managing our investment portfolio. At the same time, we are continuously focused on enhancing the strength and stability of our balance sheet.

An insurance company is in the business of managing risk, not avoiding risk. We strive to be good stewards for our policyholders and those we insure, and we take great care to thoroughly evaluate the risks of the investments we own to ensure that the entire portfolio offers an appropriate balance of risk and return. Our investment objectives are primarily driven by careful consideration of our liabilities and capital requirements. With these in mind, our investment strategies are designed to achieve the highest attractive risk-adjusted returns with an eye toward quality, diversification and liquidity. We continually evaluate investment opportunities around the world. While fixed income investments represent the majority of our strategy, we seek out opportunities in multiple asset types for their diversification and long-term return potential. With respect to our fixed income investments, we want to own assets where there is a high probability the issuer of the bond can and will meet its obligations to us, both interest and return of principal at maturity. Next, we look for investments that align with the timing of claims we expect to pay and also the currency we expect to pay them in, whether yen or dollars.

KEEPING OUR PROMISE, THE AFLAC WAY

Since the founding of our company in 1955, we've put the customer first by reminding ourselves daily about the promises we've made to those we insure. By doing so, we've gained the trust of more than 50 million people worldwide who count on us to pay claims fairly and promptly when they need us most – **The Aflac Way**.

AFLAC'S GOAL:

日米両国のお客様に、任意加入保険商品の分野で最高の価値を提供すること。それがわたしたちの目標です。

To provide customers with the best value in voluntary insurance products in Japan and the United States

OUR STRATEGY FOR GROWTH


RELEVANT PRODUCTS
sold through
EXPANDED DISTRIBUTION CHANNELS
yields
NEW ACCOUNTS AND CUSTOMERS

PROTECTING AGAINST:

ASSET LOSS

INCOME LOSS

SUPPLEMENTAL MEDICAL EXPENSES

REACHING CUSTOMERS AT:

THE WORKSITE

HOME

RETAIL LOCATIONS

INSURING:

MORE THAN 50 MILLION PEOPLE AND GROWING

MESSAGE FROM MANAGEMENT

Daniel P. Amos, Chairman and CEO

DELIVERING OUR PROMISE

Aflac has the privilege of providing financial protection to more than 50 million people in Japan and the United States. We know those we insure are policyholders now, but they may become a claimant at any time should they get sick or hurt. When that time comes, we'll be there for them to help pay for everyday bills, copayments, and other out-of-pocket expenses as we promised.

We see each policy on our books as an opportunity – a chance to fulfill our pledge. But behind each promise, there are thousands of Aflac employees and agents working like a duck swims: effortless on the surface, but paddling relentlessly underneath.

2012 was a year in which Aflac extended its record of success and furthered its opportunities. In both Japan and the United States, we successfully launched new products, focused on our distribution systems, and strategically promoted our brand – while also making significant progress in enhancing our global investment function. These efforts represent just some of the achievements that made 2012 another year in which we met or exceeded our operating earnings-per-share objective* – one of the principal financial metrics we use internally to evaluate management's performance.

We believe that operating earnings per diluted share, excluding currency effects, continues to be one of the best measures of our success and has been a key driver of shareholder value for many years. As 2012 progressed, our operating earnings per share were better than expected, and we finished the year toward the high end of our objective of a 3% to 6% increase before the impact of the yen. This achievement reflects our ability to remain focused on a proven growth strategy in good times and bad:

Aflac offers relevant products that help protect consumers against income and asset loss, reaching them through expanded distribution channels.

Net earnings in 2012 rose 48.0% over 2011 to $2.9 billion. This substantial increase is largely due to significantly lower realized investment losses in 2012 versus 2011 when the company actively took measures to enhance its investment portfolio.

STRONG CAPITAL PROFILE

As we have communicated over the past several years, maintaining strong capital ratios remains a top priority for us. The strength of our capital adequacy ratios demonstrates our commitment to maintaining financial strength and flexibility on behalf of all of our stakeholders, particularly our policyholders, bondholders and shareholders. Our capital strength reflects the quality of our balance sheet and is driven by huge, steady cash flows from our operations, especially in Japan. Through strong surplus growth, an improved portfolio risk profile, and a weaker yen, our capital ratios improved significantly in 2012. We previously conveyed that our goal was to end 2012 with an RBC ratio in the range of 400% to 500%. At the end of 2012, our RBC ratio was 630%, which was significantly higher than our 2011 RBC ratio of 493%. Capital adequacy in Japan is principally measured by our solvency margin ratio. Aflac Japan's solvency margin ratio at December 31, 2012, was 669%, which was well above our targeted range of 500% to 600% and a substantial increase above our 2011 solvency margin ratio of 547%.

While we are pleased by the strength of our capital ratios, we continue to test our capital adequacy by applying rigorous stress tests under extreme scenarios. We're proud the rating agencies continue to recognize the strength of our platform and balance sheet. Our financial strength, which exemplifies our ability to pay claims, is rated A+ (Superior) by A.M. Best, Aa3 by Moody's, and AA- by S&P.

It is our longstanding belief that when it comes to deploying capital for the benefit of our shareholders, growing the cash dividend and repurchasing our shares are the most attractive means, and that is something we will continue to pursue. We repurchased $100 million (1.9 million) of Aflac's shares in 2012. Additionally, we are very proud that 2012 marked the 30th consecutive year in which Aflac has increased the cash dividend. Our objective is to grow the dividend at a rate that's generally in line with operating earnings-per-share growth before the impact of the yen. In 2012, we exceeded that objective by paying dividends that were 8.9% higher than in 2011, compared with the 5.1% increase in operating earnings per share before the impact of currency.

While maintaining a sharp focus on our financial objectives, we also concentrated on efforts to enhance our business. Combined, we generated more than $4.0 billion in total new annualized premium sales in the United States and Japan in 2012. Total revenues rose 14.4% to $25.4 billion, reflecting solid growth in premium income and net investment income as well as lower realized investment losses.

INVESTMENTS FORTIFY OUR PROMISE

Our vision is to have a best-in-class investment organization that pays particular attention to the needs of the insurance operation. We establish this through effective asset/liability management and capital adequacy management, while also taking into account investment income needs. Without a doubt, it is our investment portfolio that fortifies what I believe is the most important promise an insurance company makes to policyholders – to protect them

**Aflac defines operating earnings as the profits derived from operations before realized investment gains and losses from securities transactions, impairments, and derivative and hedging activities, as well as nonrecurring items.*



"We sell a promise to be there for our policyholders in their time of need – a promise we don't take lightly."

when they need us most by paying claims promptly. We continue to review our investments to ensure that they best represent the interests of our policyholders and all of our stakeholders.

As we evaluate investment opportunities, it is a challenge to invest large cash flows in a low-interest-rate environment. For example, in Japan alone, we invested, on average, $77 million each business day in 2012. In particular, our history of generating very strong cash flows was magnified in 2012 due to tremendously strong sales of WAYS, our hybrid whole-life product in Japan. We primarily invest for the long term, and the strong cash flows from our persistent book of business give us the ability to continue to invest from this perspective. Clearly, the world, and particularly Europe, presents a very dynamic macro-environment, and we expect continued volatility in the future. To effectively respond to this environment, we have embarked on a global transformation of our investment function. We've also adapted over the last several years through reducing our exposure to financial holdings and investments in Europe. Additionally, in the second half of 2012, we began employing a U.S. corporate bond program for Aflac Japan's portfolio. This program has been an effective means for diversifying our risk and enhancing portfolio liquidity, while also improving new money yields in Japan. With the success of this program in 2012, we intend to continue it into 2013.

We made a significant financial business commitment to build out the investment function in 2012. I believe the enhancements we're making to our investment team, processes and infrastructure will better position us to invest our sizeable cash flows at more attractive returns through a more diversified and high-quality portfolio.

CONTINUED GROWTH AND MORE PROMISES TO KEEP

While we are proud of our past accomplishments, we are equally excited about Aflac's future. With our firm commitment to continually evaluate our strengths and weaknesses, and to make quick and appropriate changes when necessary, I am convinced that the U.S. and Japanese markets are excellent platforms for future growth.

At Aflac, we do not just sell voluntary supplemental insurance products. We sell a promise to be there for our policyholders in their time of need – a promise we don't take lightly. Tens of millions of consumers have placed their trust in us. They expect us to manage our business in such a way that we will deliver exceptional service and always fulfill our obligations, and we are privileged to have the opportunity to deliver on their expectations.

Ever since our company was founded nearly six decades ago, we put the customer first by reminding ourselves each day about the promises we make to the people who rely on us – and positioning our business to fulfill those promises.

I want to personally thank you, our shareholders, for supporting Aflac and helping establish and maintain a strong foundation for our company.

Daniel P. Amos
Chairman and
Chief Executive Officer

Q&A A CONVERSATION WITH CHAIRMAN AND CEO DAN AMOS







Q What were your greatest challenges in 2012?

A *My greatest challenge as CEO in 2012 was overseeing the buildout of Aflac's Global Investment Division. It has been a significant transformation because it included the setup of a New York office, staffing and investing funds in a new manner with foreign currency hedges. We still have work to do, but I am very happy with the team we have in place. I'm also pleased with our investment team's success in 2012 at improving the risk profile of our balance sheet and enhancing returns, both of which better position us to meet the needs of our policyholders and shareholders.*

Q What do you think is your greatest challenge over the next couple of years?

A *I think it will continue to be challenging to invest the enormous new money cash flows generated by our insurance operations and investments at reasonable returns. We are also continually striving to balance growth in our dividend and share repurchase programs while also maintaining a strong capital base. Our goal is to deliver our promise to all of our stakeholders, including policyholders and shareholders.*

Q How do you foresee the success of your business units?

A *When you look at it in that context, I'm pleased with our two insurance segments and our investment division. In Japan we face difficult comparisons to last year's incredible results. While we expect 2013 sales of our pillar third sector cancer and medical products to be up, we anticipate overall sales to be down significantly in 2013. This is largely due to the difficult sales comparisons we face following three phenomenal years of banks' sales of WAYS, our hybrid whole-life product that sells for a higher premium. Additionally, we've already cycled through the first major pass at offering products to a large portion of many banks' customers, particularly WAYS. But I'd point out that our model is sound, our margins are stable and most importantly, the business we write is profitable. When I think about the United States, the economy remains somewhat of a drag on growth in our core market, but we are well-positioned with powerful distribution, a very strong brand and attractive products. And as I noted, our investment division is doing a very good job at enhancing our returns and balancing that against risk.*

Q As CEO, what do you see as your most important role?

A *My number one responsibility as CEO is to create and maintain Aflac's financial strength, which ultimately protects our policyholders and enhances shareholder value. Years ago, our financial strength seemed to be a given, but in today's world, the environment can change rapidly. It's more important than ever to ensure our investment portfolio is diversified, and we've made excellent progress in that regard. I have the right people in the right places, and largely because of the way we manage the company, Aflac has maintained strong capital levels. While focusing on financial strength, we must maintain that strength while pursuing growth of our business.*

Q Having achieved long-term success, how do you continue to foster growth?

A *In 2012, we achieved another year in which we delivered on our financial growth objectives, and we will continue to focus on our core fundamentals. At any given time, one aspect of the business may be a little stronger, and one might prove a little more challenging. But in managing the business from a long-term perspective, we understand that these challenges are inherent in business cycles. In recent years, our company has naturally become more of a total return company. Going forward, I believe our shareholders will benefit from consistent growth in operating earnings per share, which we will enhance through share repurchase, and dividend increases.*

Q How do you perpetuate the success you've seen with the Aflac Duck, and what has the Aflac brand meant to your company?

A *Protecting the Aflac brand is one of my most important jobs, because our brand is everything to us, and it's more than just our commercials. Our brand is our people and our culture. It is who we are. On the advertising side of the brand, with technology that allows consumers to bypass commercials, I believe businesses just starting out and trying to develop a new brand from scratch with the name recognition like ours face huge challenges, including tremendous costs.*

Q How do you see Aflac being affected by the adoption of the Patient Protection and Affordable Health Care Act (PPACA) in the United States?

A *I think the opportunities before us are huge, and I don't think you can underestimate the value of our brand. Businesses and individuals will gain clarity on healthcare options following the implementation of PPACA. I believe part of that clarity will be a better understanding for the added layer of insurance protection our products provide. I further believe both businesses and consumers will want to turn to a brand they know and trust, and Aflac can certainly be that brand. With more competitors in the business, our ability to be the low-cost producer will also be a key to our success. Along with these opportunities, there will undoubtedly be challenges. The U.S. insurance market is changing much more rapidly than any time since I've been affiliated with Aflac. As such, the competitive landscape is shifting as well. We've always known Aflac products are an attractive segment of the market, and others are figuring that out too. We are going to have to remain vigilant and agile. Our biggest challenge is adapting to PPACA and the evolving marketplace. We'll also need to remain mindful of how these changes affect our business.*

Q How do you view Aflac's competition in Japan and the United States?

A *In Japan, Aflac has been the number one seller of cancer insurance since Aflac Japan entered the market in 1974 and the leading seller of medical insurance since we introduced EVER, our base medical policy, in 2002. Over the last several years, competition has intensified, which I think has actually broadened the market and made the universe of potential customers bigger. In 2012, Aflac Japan remained the leading seller of cancer and medical insurance policies in Japan, and that tells the big story!*

In the United States, we are number one in the voluntary supplemental insurance market at the worksite, and I think that speaks volumes too. While other companies are getting into the voluntary space, I do want to point out one major difference between Aflac and all the rest of the competing U.S. companies: For Aflac, voluntary insurance sold at the worksite represents virtually all of our focus, whereas our competitors tend to offer voluntary products as a peripheral line of business. We believe this discipline and focus gives us an edge that has contributed to our market-leading position.



$6.59
5.91
5.31
4.59
3.76
3.29
2.93
2.56
2.15
1.78
03
04
05
06
07
08
09
10
11
12

EARNINGS PER DILUTED SHARE

Net and operating earnings per diluted share benefited from record operating results. In 2012, we achieved our primary financial target, growth in operating earnings per diluted share, excluding a $.01 per share benefit from the impact of the yen.

Operating earnings is an internal financial measure we use to assess management's performance. Aflac defines operating earnings as the profits derived from operations before realized investment gains and losses from securities transactions, impairments, and derivative and hedging activities, as well as nonrecurring items.

Net Earnings Per Diluted Share

Operating Earnings Per Diluted Share*

*Excludes impact of the yen

AFLAC INCORPORATED FINANCIAL HIGHLIGHTS

TOTAL REVENUES
(In billions)

Total revenues rose 14.4% to a record $25.4 billion in 2012, benefiting from solid growth in premium income and lower realized investment losses.



$25.4
22.2
20.7
18.3
16.6
15.4
14.4
14.6
13.3
11.4
03
04
05
06
07
08
09
10
11
12
U.S.
Japan

NET INVESTMENT INCOME
(In billions)

Net investment income rose 5.9% to a record $3.5 billion.



$3.5
3.3
3.0
2.8
2.6
2.3
2.2
2.1
2.0
1.8
03
04
05
06
07
08
09
10
11
12
U.S.
Japan

PREMIUM INCOME
(In billions)

Premium income rose 8.8% in 2012, benefiting from improved persistency and strong sales through banks in Japan.



$22.1
20.4
18.1
16.6
14.9
13.0
12.3
12.0
11.3
9.9
03
04
05
06
07
08
09
10
11
12
U.S.
Japan


$131.1
116.2
100.2
84.1
79.3
65.8
59.3
56.4
59.8
51.0
U.S.
Japan
03 04 05 06 07 08 09 10 11 12

TOTAL ASSETS
(In billions)

Total assets were $131.1 billion at the end of 2012, benefiting from increased cash flows.


$118.2
103.5
88.2
73.2
68.6
57.1
52.0
49.0
52.0
44.1
U.S.
Japan
03 04 05 06 07 08 09 10 11 12

TOTAL INVESTMENTS AND CASH
(In billions)

Aflac's total investments and cash rose 14.3% to $118.2 billion at the end of 2012, benefiting from increased cash flows.


$15.3
13.7
12.1
11.3
10.5
9.3
8.9
9.0
8.5
7.5
U.S.
Japan
03 04 05 06 07 08 09 10 11 12

BENEFITS AND CLAIMS
(In billions)

Aflac paid or provided for $15.3 billion in benefits for insureds in 2012.

Aflac Japan

Spreading Our Wings and Sharing Our Promise

Aflac Japan took 2012 as another opportunity to share Aflac's promise with more people than ever before. Following two years of record-breaking sales and strong growth, we entered 2012 thinking it would be challenging for Aflac Japan to generate a sales increase. Instead, Aflac Japan generated a 30.8% sales increase, and produced solid financial results.

From a distribution standpoint, our sales in 2012 were again significantly influenced by the bank channel sales. In terms of the product side of our strategy, Aflac Japan enhanced its portfolio of products to respond to the wants and needs of consumers and distribution channels. In addition, Aflac Japan has honed its ability to leverage the popularity of the Aflac Duck to create separate and unique characters to market specific products. In 2012, Aflac Japan remained the leading seller of cancer and medical insurance policies in Japan.

2012 FINANCIAL HIGHLIGHTS IN YEN

- **Premium income rose 9.9% to ¥1.37 trillion**, compared with ¥1.25 trillion in 2011.
- **Total revenues rose 9.4% to ¥1.60 trillion**, compared with ¥1.46 trillion in 2011.
- **Pretax operating earnings rose 2.0% to ¥311.5 billion**, compared with ¥305.3 billion in 2011.

THE IMPACT OF THE YEN/DOLLAR EXCHANGE RATE

Aflac Japan collects premiums in yen, pays benefits and expenses in yen, and primarily holds yen-denominated assets to support yen-denominated liabilities. With the exception of a limited number of transactions, we do not convert yen into dollars. Therefore, currency changes do not have a material effect on Aflac in economic terms. However, for financial reporting purposes, we translate Aflac Japan's income statement from yen into dollars using an average exchange rate, which does influence our reported financial results in dollar terms. Translating Aflac Japan's results from yen into dollars means that growth rates are magnified in dollar terms when the yen strengthens against the dollar, compared with the preceding year. Conversely, growth rates in dollar terms are lower when the yen is weaker to the dollar in comparison to the prior year. During 2012, the yen averaged 79.81 to the dollar, relatively unchanged from 2011.

2012 FINANCIAL HIGHLIGHTS IN DOLLARS

- **Premium income rose 9.8% to $17.2 billion**, up from $15.6 billion in 2011.
- **Total revenues rose 9.3% to $20.1 billion**, compared with $18.4 billion in 2011.
- **Pretax operating earnings rose 2.0% to $3.9 billion** from $3.8 billion in 2011.


¥130
120
110
100
90
80
70
03
04
05
06
07
08
09
10
11
12

Source: Bloomberg ©

YEN/DOLLAR EXCHANGE RATE
(Quarterly Closing Rates)

For 2012, the average yen/dollar exchange rate remained relatively flat, compared to 2011. This means currency minimally impacted Aflac Japan's growth rates in dollar terms for the year.



ENSHU RAILWAY: MISSIONARIES OF LOVE

Enshu Railway was established as a railway transportation business in 1943. Since then, the corporation diversified its business to include insurance, retail, travel, automotive, hotel, and housing operations. Enshu Railway became an Aflac sales agency in August 1975, one year after Aflac's establishment in Japan. As an Aflac sales agency, Enshu Railway started selling Aflac insurance to its employees, and has since successfully expanded their customer base to local residents.

Exemplifying the spirit of delivering our promise, Enshu Railway created a special, four-person team known as the **"Missionaries of Love"** who are specially dedicated to delivering claims and following up on benefit requests. Not only does Enshu Railway consider delivering our promise as the right thing to do, but they take it a step further by building long-term relationships that solidify trust in the Aflac brand, which frequently helps generate new business through the personal experiences of satisfied customers.

AFLAC JAPAN DISTRIBUTION: DELIVERERS OF THE PROMISE

- **The Bank Channel Soars to New Heights**
  - **Sales of Aflac products through banks increased 106.4%** over 2011.
  - **Aflac Japan was represented by 372 banks at the end of 2012**, or more than 90% of the total number of banks in Japan. While there are still further sales opportunities in this market, following two years of record sales through the bank channel, we expect sales through banks will be down significantly in 2013.
- **Traditional Sales Channels**
  - Aflac Japan recruited approximately **3,200 new sales agencies in 2012**.
  - Aflac Japan was represented by more than **18,400 sales agencies at the end of 2012**, equating to more than 125,200 licensed sales associates employed by those agencies.



Founded in 1877 as the 12th National Bank of Kanazawa, **Hokuriku Bank** is one of Japan's largest regional banks. Employees at Hokuriku Bank are trained to build relationships with customers by listening intently to consumer needs to ensure they offer customized, consultative service and relevant products to each person, including Aflac policies. Management and employees of Hokuriku Bank have been extending bank-wide initiatives to embody a philosophy they call the ***"shoe spirit" movement***. Shoe spirit exemplifies bank employees' willingness to make frequent visits to customers until their shoe treads become worn. These frequent visits allow Hokuriku Bank representatives the chance to remain very close to the hearts of their customers so they can present appropriate solutions that address any problems that may arise.



From left to right, **Aki Mizuno**, **Miwako Nakagawa**, and **Eri Aiyama** are Hokuriku bank employees who demonstrate their commitment to delivering the Aflac promise by providing friendly, efficient service to their customers.

Aflac Japan's Products: The Cornerstone of Our Promise

Aflac develops relevant products and sells them through expanding distribution channels, which yield new accounts and customers. By remaining focused and disciplined with this strategy, we gained greater access to potential customers in 2012.

The foundation of our product portfolio has been, and continues to be, cancer and medical insurance products. In recent years, Aflac Japan's product portfolio has expanded beyond traditional health-related products to offer more options to Japanese consumers through our growing distribution channels.

AFLAC JAPAN PRODUCTS

INCOME-LOSS PROTECTION	ASSET-LOSS PROTECTION	SUPPLEMENTAL MEDICAL
▸ Life • Term • Whole • Hybrid (WAYS) ▸ Fixed Annuity ▸ Child Endowment	▸ Cancer ▸ Care ▸ Life • Hybrid (WAYS)	▸ Medical (fixed-benefit) ▸ Life • Hybrid (WAYS)

Product Need: Japan's population is covered by a national health care insurance system. The system provides some level of coverage for its citizens, but is not designed to cover all of its citizens' expenses. In fact, over the last three decades, Japanese consumers have been faced with paying more out-of-pocket expenses due to rising health care costs. When we entered Japan in 1974, most citizens paid no copayments. Now, most citizens pay 30% of all their medical costs. This higher copayment is largely due to increased expenses associated with Japan's aging population, declining birthrate and the burden of medical expenses. Additionally, cost increases may be amplified if patients receive treatment from state-of-the-art medical advances that are not covered by the national health care insurance system.

Aflac Japan's product development team stays in tune with the financial burdens Japanese consumers face. Their research equips us with valuable information to create innovative and relevant products that protect policyholders against income and asset loss while providing distribution channels with appealing products.


北陸銀行

To educate customers about the evolving economic landscape, **Hokuriku Bank** frequently invites interested local citizens, including current customers, to informational sessions facilitated by financial experts. Pictured left, **Katsuyoshi Okikura**, a well-known financial planner, speaks to a group about the impact of reform of Japan's public pension system.

Management at Hokuriku Bank also places a priority on proactively educating their employees about the evolving economic landscape. This gives employees an understanding of the challenges customers face and helps equip them to better respond accordingly with products that offer relevant solutions. Pictured right, **employees of Hokuriku Bank** enjoy a quick break during a voluntary educational seminar on a Saturday.





Pillar Products: Medical and Cancer Insurance

The foundation of our product portfolio has been, and continues to be, cancer and medical insurance products. In 2012, Aflac Japan remained the leading seller of cancer and medical products in Japan. Strong results like this affirm Aflac's reputation as a product innovator and trusted brand.

Building on this solid foundation, we continue to update our two pillar products to meet the evolving needs of consumers while also leveraging our brand, administrative efficiency, and distribution.

MEDICAL PRODUCTS

Aflac Japan has honed its ability to customize our product portfolio to appeal to new market segments by enhancing the benefits of our existing product line. A good example has been our expanding suite of medical products that we've successfully created over the last decade. In early 2002, we introduced EVER, a stand-alone, whole-life medical product. Following the introduction of EVER, Aflac quickly became the leading seller of medical insurance in Japan. Since then, we have continued to create variations of EVER to appeal to new market segments and achieve greater market penetration. In 2009, we introduced a new generation of our EVER product with enhanced surgical benefits and gender-specific premium rates. In January 2012, we further strengthened our medical portfolio and upgraded our New EVER product, improving it to include even more advanced medical treatment options than its predecessor. In July 2012, we launched an enhanced version of Gentle EVER, our nonstandard medical product that was originally introduced in 2007. This product allows us to extend our reach by providing much-needed coverage for consumers who are not able to qualify for our popular New EVER policy.

CANCER PRODUCTS

In September 2007, we introduced Cancer Forte, the first major product revision we had made to our base cancer policy since 2001. In June 2010, we introduced Corsage, a female-specific cancer rider to appeal to younger Japanese women. In March 2011, we introduced DAYS, our new base cancer policy and DAYS Plus, which upgrades older cancer policies. DAYS replaces Cancer Forte, most notably with enhanced outpatient and anticancer medication benefits.

ORDINARY LIFE PRODUCTS

In December 2007, banks were permitted to sell the traditional health-related products that Aflac offers to its customers for the first time. As the bank channel has become a larger contributor to sales, Aflac Japan has also been enhancing its product portfolio to better meet the needs of banks, including the addition of a product called WAYS. This unique hybrid whole-life product can be converted to a fixed annuity, medical coverage or nursing care benefits when the policyholder reaches a predetermined age. WAYS was again the primary driver of Aflac Japan's remarkable sales growth in 2012. Life insurance products including WAYS contributed about 65% to new sales in 2012 primarily as a result of success through the banks. Selling our products through banks has given us additional opportunities to connect with more consumers, many of whom we believe will be receptive to our other products such as our pillar third sector cancer and medical products. We've already cycled through the first major pass at selling ways to a large portion of many banks' customers, and expect sales of WAYS to be down significantly in 2013.

We believe our ability to develop innovative and affordable insurance policies will continue to play an important role in the future. We will continue to update our products to better reflect changes in medical treatments and to further identify opportunities to respond to the changing needs of consumers.



In July 2012, we launched a campaign featuring **Tama**, a 13-year-old cat that is famous throughout Japan, to market our recently introduced **More Gentle EVER** product. Five years ago, Tama showed up at the Wakayama Electric Railway train station in Kinokawa, Japan, and has been a star there ever since. She was appointed "stationmaster" of Wakayama Railway's Kishi Station on the Kishikawa Line and since then has become very popular with tourists and the paparazzi. Tama has been the subject of various television programs including documentaries on CNN and Animal Planet, both of which have been very popular with Japanese consumers. Tama often sits on top of the train's ticket gate – in uniform – as if she is checking tickets. We've leveraged Tama's popularity to maximize our sales opportunities and further connect with consumers through innovative marketing campaigns for our product portfolio.

Aflac makes – and fulfills – our promise to protect our policyholders in their time of need. We believe it's also important to make and fulfill a promise to the community to help those who are going through one of the toughest times a family can face – the illness of a child. At the **Aflac Parents House** in Asakusa-bashi, Tokyo, **Ms. Atsuko Ozawa** is the house manager for one of the three Parents House locations in Japan. Ms. Ozawa coordinates the efforts of the 270 volunteers who keep the 17-room home-away-from-home clean, cozy, safe, and available for families who need to stay there. Ms. Ozawa says, "When a child is sick, the delicate balance of a family's day-to-day well-being can be disrupted. My promise is to do everything I can to restore and preserve normalcy for the family here at the Aflac Parents House." Her compassion, drive to help, and organizational skills are well-suited to handle the large responsibility of running the Aflac Parents House. Through the operation of Aflac Parents House we deliver our promise to be a good corporate citizen by supporting families in Japan, enriching the communities in which we operate.





AFLAC PARENTS HOUSE: A PROMISE TO HELP

When a child is diagnosed with cancer or other serious medical conditions, he or she must often travel to Tokyo or Osaka from other parts of Japan to receive specialized and ongoing treatment. The Aflac Parents House, which was founded in 2001, provides cheerful and spacious accommodations where pediatric patients and their families can stay together in a home-away-from-home environment while they battle cancer or another serious disease. Through generous donations from Aflac Japan's sales agents, employees, and officers, three Parents House locations– two in Tokyo and one in Osaka– have helped thousands of children battling health issues, as well as the families that support them.

THE PROMISE OF AFLAC'S TRUSTED BRAND

Along with quality products that deliver value and innovation, our effective advertising helps Aflac stand out in what has become an increasingly crowded and competitive market. Aflac has continued to enhance its strong connection with consumers through Aflac Duck commercials, which have captured the attention of Japanese citizens. In doing so, we have successfully strengthened our brand, achieving overall brand awareness of around 97% in Japan.

In addition, Aflac Japan continues to create separate and unique Aflac Duck characters to market specific products and help drive sales growth. For example, in 2009, we combined the Aflac Duck with the traditional Japanese cat character, Maneki Neko, to promote our New EVER product. A survey showed that our commercials featuring the cat/duck combination soared to number one status, beating out every other commercial – in every industry. The success of the Maneki Neko Duck campaign surpassed our greatest expectations and literally became an overnight advertising phenomenon.

Another character created by Aflac Japan called the Blue Duck promotes DAYS, the enhanced cancer insurance policy introduced in 2011. The Blue Duck is intended to help instill peace and happiness – feelings that are fleeting when someone is fighting cancer. The Blue Duck appears in serene commercials for DAYS that convey the importance of cancer insurance coverage when a policyholder transforms into a claimant.

Public interest in cancer has been heightened as a result of the Japanese government's national cancer awareness and prevention programs that began in 2007. Aflac regularly partners with Japan's local governments to promote various initiatives and events that benefit cancer awareness. One such Aflac-co-sponsored event was a concert held in November 2012 in Chofu, Japan, a suburb of Tokyo where Aflac has a large operations center. The theme of this concert was ***inspiring dreams and creating a future for kids battling cancer***. Performers included several well-known singers, a jazz group, and some young local musicians – all using their musical talents to appeal for support including fund raising for those fighting against pediatric cancer. Pictured, members of the **Chofu Public Middle School** band perform for the cause.



ADMINISTRATIVE EFFICIENCY IMPROVES PRODUCTIVITY, SERVICE AND VALUE

Technology has long been the driver of one of Aflac Japan's significant competitive strengths – administrative efficiency. At Aflac Japan, the number of policies in force per administrative employee is much larger than that of every other life insurance company operating in Japan. This efficiency allows us to give consumers quality products at affordable prices while compensating our sales force with competitive commissions. At the same time, we are also enhancing the total value we deliver to customers by making efforts to ensure we pay claims accurately and promptly.

LOOKING TO THE PROMISE OF THE FUTURE

Although we are the market leader of cancer and medical insurance in Japan, we will not rest on our laurels. Every day is a new day in which we will continually work to improve our operations to allow us to deliver our promise more effectively than ever. As Japanese consumers continue to face a strained financial system, rising medical expenses, an aging population, and a declining birthrate, we anticipate that the national health care system will bear additional financial pressure. We believe Japanese citizens will continue to seek out solutions to protect and manage their physical and financial health.

We believe Aflac is well-positioned in Japan's insurance market. As we model our product and distribution initiatives for the future, we believe the competitive strengths that have driven Aflac Japan's success in 2012 will continue to benefit Aflac Japan in the future. This success will further opportunities to deliver our promise to more policyholders.



AFLAC JAPAN – KEY OPERATIONAL METRICS

	Total Policies and Riders in Force*	Annualized Premiums in Force**	New Annualized Premiums**	Total Number of Agencies, Including Banks	Total Number of Banks Representing Aflac****
2012	**34,880**	**¥1,492,451**	**¥210,620**	**18,855*** **	**372**
2011	33,372	1,343,663	161,033	20,146	370
2010	31,665	1,255,600	135,813	19,982	364
2009	29,934	1,200,437	122,345	19,635	353
2008	29,020	1,161,662	114,692	18,882	329
2007	28,443	1,125,561	114,636	18,461	261
2006	27,334	1,083,127	117,455	18,432	242
2005	26,014	1,027,762	128,784	17,960	231
2004	24,477	961,895	122,525	16,410	229
2003	23,097	900,251	121,170	14,643	233

* In thousands
** In millions
*** Decline primarily reflects agency mergers
**** Limited bank deregulation occurred in October 2002, and full bank deregulation occurred in December 2007



To foster a culture where employees enthusiastically deliver our promise, Japan hosts dozens of employee clubs that provide opportunities for employees to establish camaraderie, promote relaxation, and provide a venue for learning. Some Aflac Japan employees meet each month to participate in a tea ceremony, which is also referred to as chanoyu in Japanese. Pictured from left to right are **Kimiko Tamura** (employee), Souten Mizuno (instructor), and employees **Mai Ito**, **Motohiro Fujiwara** and **Ai Yamaki**.

Aflac U.S.

Delivering Our Promise in a Challenging Environment

AFLAC U.S. 2012 FINANCIAL HIGHLIGHTS:

- **Premium income rose 5.4% to $5.0 billion**, up from $4.7 billion in 2011.
- **Total revenues rose 5.4% to $5.6 billion**, increasing from $5.3 billion in 2011.
- **Pretax operating earnings rose by 10.3% to $997 million**, compared with $904 million in 2011.

The longstanding goal and vision of Aflac U.S. is to be the leading provider of voluntary insurance in the United States – a position we've held for many years. In 2012, the economic landscape in the U.S. continued to be challenging, especially for the small business segment where more than 90% of our products are sold.

New annualized premium sales for Aflac U.S. in 2012 were $1.5 billion, representing a slight increase of .8% over prior year sales. Amid this uncertain economic climate, particularly the tenuous job market and ambiguity created by health care reform options, we continue to position our business for success in the evolving environment.

During the year, we made structural changes to our sales and marketing areas to improve our future growth. By aligning sales and marketing, we believe this integration enhances our ability to deliver on the promises we make to our customers, policyholders, shareholders and employees.

A PRODUCT IS OUR PROMISE; A CLAIM IS OUR DELIVERY

Aflac voluntary products represent the promise that we'll be there for those we insure in their time of need. Our products provide affordable insurance solutions to protect against income loss, asset loss, and medical expenses. We are committed to evaluating and enhancing our existing product lines, while also creating new products to ensure our benefits are aligned with the needs of consumers and businesses. To complement the individual products we've offered for nearly six decades, we significantly increased our competitive edge in 2009 with the addition of group products to our portfolio. The addition of group products has expanded our reach and enabled us to generate more sales opportunities with larger employers for our brokers and traditional sales agents. Our portfolio of group and individual products provides consumers with outstanding value, while offering businesses the opportunity to give their employees a more valuable and comprehensive selection of benefit options.

In 2012, we revised several of our existing product offerings, including a new cancer insurance product that incorporates several benefits that were previously in the riders, including wellness and initial diagnosis benefits. This allows us to provide a simplified benefit structure that customers are better able to understand and makes the sales process easier for our sales force. We also introduced a revised vision product that offers more benefits, including increased coverage for eye exams, glasses and contact lenses. Additionally, in being cognizant of the economic situation that many consumers face, we created policies with various price points and corresponding benefit levels to address the need for lower-priced product options.

AFLAC U.S. PRODUCTS

INCOME-LOSS PROTECTION	ASSET-LOSS PROTECTION	MEDICAL
▸ Short-Term Disability ▸ Life • Term • Whole	▸ Accident ▸ Cancer ▸ Critical Illness ▸ Hospital Intensive Care	▸ Hospital Indemnity ▸ Dental ▸ Vision



Throughout his 18 years with Aflac, **Alfred Rietkerk**, state sales coordinator, has succeeded by leading through example and instilling a culture of camaraderie, caring, and strong work ethic within his team. Alfred describes his philosophy by saying, "My number one priority is to build trust throughout my sales team and with our policyholders. That means when we say we are going to do something, we follow through and deliver on our promise. Every endeavor we undertake is in the spirit of making the right decisions for those who depend upon us."

Alfred's passionate people-first philosophy of helping others excel has led not only to success for him and for his teams, but for Aflac as a whole because he has cultivated many other Aflac leaders in other state operations. "This business is all about our people and how we take care of our people. We have no business without our people. Aflac employees, associates and policyholders are the most important assets we have, if we are building the business correctly – and we strive to do that every day." Having held various sales management positions with Aflac in California, Texas, Florida, and Puerto Rico, Alfred's ability to speak Spanish has also helped tremendously, not only in recruiting bilingual associates but also with reaching Spanish-speaking policyholders.

AFLAC'S DISTRIBUTION NETWORK: REACHING MORE PEOPLE, SHARING OUR PROMISE

We continually explore opportunities to expand our distribution presence, while taking into account the needs of various customer-demographic segments. At the end of 2012, our unique distribution network was made up of more than 76,400 licensed sales associates and brokers who sell our products.

Beyond expanding the size and capabilities of our traditional sales force, we remain excited about establishing and developing relationships with insurance brokers that typically handle the larger-case market. We anticipate that the appeal of our group products will continue to enhance our opportunities to connect with larger businesses and their employees. We've established a strong brand that's top-of-mind with consumers, along with a reputation for paying claims fairly and promptly. We believe Aflac's trusted market-leading brand position serves to broaden the appeal of our products to consumers throughout the United States.

In 2012, we continued to develop our national insurance broker initiative that specifically targets the large national brokers and enrollment firms in the U.S. To ensure our products and services resonate with brokers in this category, we developed sales and marketing strategies that brokers can use to complement and enhance the marketing methods they use to sell to their customers. This initiative is not only beneficial to our broker channel, but it also helps our traditional sales channels because each distribution avenue receives focus and attention, which opens up doors for future growth potential.

As consumers' preferences change with respect to how and where they want to buy voluntary insurance, we will enhance our distribution opportunities to maintain our leadership position. As we consider new avenues, we will closely look to consumers to identify the most efficient and effective ways to fulfill consumer needs. We will also continue to evaluate the propositions for risk and reward, cost, and economies of scale.

Additionally, we continue to evaluate other opportunities as they relate to changes to the current healthcare environment, specifically resulting from the Patient Protection and Affordable Care Act (PPACA). Given the importance of the PPACA, we believe 2013 will be a year of uncertainty and transition for employers and workers, and we do expect the changing healthcare environment to have an impact on how people choose to purchase insurance going forward. As such, we are looking at ways that we can effectively operate within the environment of state and federal health care delivery systems. One thing we know from our nearly four decades in Japan is that even with a national healthcare system, consumers still bear significant out-of-pocket expenses, making our products very relevant to consumers. We believe a more uniform healthcare system in the United States actually presents Aflac with opportunities as consumers become better aware of the financial protection Aflac products help provide. With our strong brand, we believe we can be there to protect those we insure against income and asset loss when a health event causes financial challenges.



Aflac Group Insurance employees make it a daily priority to deliver on our promise by providing policyholders with quality customer service. **Linda Green**, Aflac Group Customer Service Specialist II, helps to train new employees on the Aflac Group bilingual team, a group of employees who specifically cater to the needs of our Spanish-speaking consumers. About her commitment to delivering the Aflac promise she says, "We as customer service representatives commit to the Aflac Way. I live by the seven commitments daily, personally and professionally. I speak to several customers daily and I feel that they have become my extended family. There is nothing more rewarding to know that I make a difference in someone's life."



Tim Byrne, vice president at **M3 Insurance Solutions** in Madison, Wisconsin, knows about delivering promises. He's been doing so for more than four decades as an insurance broker, providing options that respond to his customers' needs. About his firm's choice to offer Aflac insurance, he says, "My job is to explain the options and let my client decide! I never want to hear from a client 'Why didn't you ever tell me about this kind of coverage?' " More than three years ago, Tim began offering Aflac's voluntary supplemental products to his clients to provide his customers with the options and peace of mind they seek.

AFLAC U.S. – KEY OPERATIONAL METRICS

	Policies and Certificates in Force*	Annualized Premiums in Force**	Total New Annualized Premiums**	Licensed Sales Associates and Brokers
2012	**12,232**	**$5,451**	**$1,488**	**76,462**
2011	11,732	5,188	1,476	74,802
2010	11,436	4,973	1,382	72,535
2009	11,688	4,956	1,453	75,315
2008	11,437	4,789	1,551	74,390
2007	11,116	4,510	1,558	71,258
2006	10,519	4,101	1,423	68,394
2005	9,884	3,711	1,259	63,008
2004	9,341	3,374	1,186	58,992
2003	8,805	3,043	1,128	57,493

* In thousands
** In millions



The Aflac Cancer and Blood Disorders Center provides a nurturing environment of hope for children and young adults battling cancer and blood disorders, as well as their families. Pictured, **Dr. William G. Woods**, director of the Aflac Cancer Center visits with **Najah Willis-Tay**, **Ky'Mijia Thomas** and **William Argo**. These three courageous patients reflect only a few of the thousands who count on the expert care and compassionate staff at the Aflac Cancer Center.

NEVER DUCKING OUR PROMISE

From boating excursions to dreams of sleigh-riding, the Aflac Duck found himself on familiar and exciting adventures in 2012, while also venturing into uncharted territories. Since his introduction on New Year's Eve 1999, the Aflac Duck has led one of the most successful advertising campaigns ever. This adventurous chief spokesduck has appeared in 57 commercials that have helped catapult Aflac into becoming a household name where 94% of Americans recognize the Aflac brand.

OUR PROMISE TO DELIVER SUPPORT FOR KIDS FIGHTING CANCER

The Aflac Cancer and Blood Disorders Center of Children's Healthcare of Atlanta is a national leader among childhood cancer, hematology, and blood and marrow transplant programs, serving infants through young adults. The team at the Aflac Cancer Center is committed to providing a brighter future for children fighting cancer by continuing to deliver advanced medical treatment, family-centered care, a child-friendly environment and innovative research.

Recognized as one of the top childhood cancer centers in the country, the Aflac Cancer Center treats more than 370 new cancer patients each year and cares for more than 2,500 children with sickle cell disease, hemophilia, and other blood disorders. The Aflac Cancer Center is made up of three hospital campuses with nationally renowned physicians and researchers, in addition to a world-class family support team consisting of child life specialists, social workers, chaplains, and teachers – all of whom support the whole child and the child's family.

Recently, the Aflac Cancer Center was selected to be a member of the Children's Oncology Group (COG) Phase I and Pilot Consortium. The Aflac Cancer Center is one of 21 centers nationwide and one of three in the Southeast to receive this prestigious designation. This designation will allow the Aflac Cancer Center access to the most innovative treatment options as they are developed for children as well as make the facility a referral center for patients who might otherwise not have access to Phase I trials.

Since 1995, the combined Aflac family has given more than $78 million to the Aflac Cancer Center. Our relationship with the Aflac Cancer Center has drawn in every level of the Aflac family from our sales force to our employees, officers, and board of directors. The common goal of fighting childhood cancer has transformed our culture and brought us together as a team.



Dr. William G. Woods meets with **Eiichi Ishii**, head of the selection committee department of pediatrics, School of Medicine, Ehime University; president, The Japanese Society of Pediatrics Hematology/Oncology and **Atsushi Manabe**, Department of Pediatrics, St. Luke's International Hospital; board member, The Japanese Society of Pediatric Hematology/Oncology, as part of the **TOMODACHI Initiative** to tour the Aflac Cancer Center facilities. The TOMODACHI Initiative is a joint enterprise led by the United States Government and the U.S.-Japan Council. The initiative invests in the next generation of Japanese and Americans in ways that strengthen relationships between the United States and Japan over the long-term. Beginning in June 2013, Japan-based pediatric cancer specialists will come to the Aflac Cancer and Blood Disorders Center of Children's Healthcare of Atlanta to observe and share best practices related to the care and treatment of children with cancer. The pediatric specialist program will lay the foundation for broader understanding of research and treatment protocols for childhood cancer, and enhance communication and cooperation between U.S. and Japan cancer specialists.

Ky'Mijia Thomas at the **Aflac Cancer and Blood Disorders Center** state-of-the-art facilities, where pediatric-trained staff members provide a unique and comprehensive course of treatment, both clinically and emotionally, to help children and their families throughout their journey to recovery.

TECHNOLOGY HELPS AFLAC TO DELIVER EFFICIENCY, PRODUCTIVITY, AND THE AFLAC PROMISE

We are always looking for ways to leverage technology to help our sales force succeed and be more productive. In 2012 we took notable steps to improve our online user experience for our customers. We also continued to enhance tools needed for our sales associates and brokers to effectively and efficiently manage their businesses. We added several mobile applications that allow our sales force to efficiently handle business while being productive in the field. We also enhanced our LaunchPad tablet business productivity application by adding a recruitment compensation calculator as well as new enrollment tools. Additionally, we created local websites for our field force to ensure their local presence is identified by search engines. This allows our agents to connect with potential consumers in their local area directly. We have published more than 2,500 sites for our coordinators and nearly 4,000 city-specific sites designed to capture local searches, giving us the ability to increase leads in specific geographies. This feature will allow our sales force to engage in additional local digital marketing activities that will help to drive their business.

Through our Marketing and Information Technology Divisions' synchronized efforts, we continue to develop tools that positively impact our sales and marketing efforts and allow us to improve our products, expand our distribution, and allocate more resources to marketing.

OUTLOOK FOR AFLAC U.S.

The United States continues to provide a vast and accessible market for our products. We remain focused on maintaining our position as the leading provider of voluntary insurance in the market. We are confident in our brand and the fundamental needs of our products. We stand out from our competitors by upholding our promise to be there for our policyholders and insureds when they need us most by paying claims fairly and promptly.



SELECTED FINANCIAL DATA

For the Year (In millions, except for share and per-share amounts)	2012	2011	2010	2009
Revenues:				
Premiums, principally supplemental health insurance	**$ 22,148**	$ 20,362	$ 18,073	$ 16,621
Net investment income	**3,473**	3,280	3,007	2,765
Realized investment gains (losses)	**(349)**	(1,552)	(422)	(1,212)
Other income	**92**	81	74	80
Total revenues	**25,364**	22,171	20,732	18,254
Benefits and expenses:				
Benefits and claims	**15,330**	13,749	12,106	11,308
Expenses	**5,732**	5,472	5,065	4,711
Total benefits and expenses	**21,062**	19,221	17,171	16,019
Pretax earnings	**4,302**	2,950	3,561	2,235
Income taxes	**1,436**	1,013	1,233	738
Net earnings	**$ 2,866**	$ 1,937	$ 2,328	$ 1,497
Share and Per-Share Amounts				
Net earnings (basic)	**$ 6.14**	$ 4.16	$ 4.96	$ 3.21
Net earnings (diluted)	**6.11**	4.12	4.92	3.19
Items impacting net earnings, net of tax:				
Realized investment gains (losses):				
Securities transactions and impairments	**$ (.69)**	$ (1.81)	$ (.58)	$ (1.67)
Impact of derivative and hedging activities:				
Hedge costs related to foreign currency investments	**(.01)**	–	–	–
Other derivative and hedging activities*	**.22**	(.34)	–	(.01)
Other non-operating income (loss)	**(.01)**	–	–	.02
Cash dividends paid	**$ 1.34**	$ 1.23	$ 1.14	$ 1.12
Shareholders' equity	**34.16**	27.76	22.44	17.96
Weighted-average common shares used to calculate basic EPS (In thousands)	**466,868**	466,519	469,038	466,552
Weighted-average common shares used to calculate diluted EPS (In thousands)	**469,287**	469,370	473,085	469,063
At Year-end				
Assets:				
Investments and cash	**$118,219**	$ 103,462	$ 88,230	$ 73,192
Other	**12,875**	12,775	12,013	10,914
Total assets	**$131,094**	$ 116,237	$ 100,243	$ 84,106
Liabilities and shareholders' equity:				
Policy liabilities	**$ 97,949**	$ 94,593	$ 82,456	$ 69,245
Income taxes	**3,858**	2,308	1,689	1,653
Notes payable	**4,352**	3,285	3,038	2,599
Other liabilities	**8,957**	3,105	2,520	2,192
Shareholders' equity	**15,978**	12,946	10,540	8,417
Total liabilities and shareholders' equity	**$131,094**	$ 116,237	$ 100,243	$ 84,106
Supplemental Data				
Stock price range: High	**$ 54.93**	$ 59.54	$ 58.31	$ 47.75
Low	**38.14**	31.25	39.91	10.83
Close	**53.12**	43.26	56.43	46.25
Yen/dollar exchange rate at year-end	**¥ 86.58**	¥ 77.74	¥ 81.49	¥ 92.10
Weighted-average yen/dollar exchange rate for the year	**79.81**	79.75	87.73	93.49

* Includes impact from ASC 815 for all years presented prior to 2011

Amounts in 2010 and 2011 have been adjusted for retrospective adoption of revised accounting guidance related to deferral of policy acquisition costs effective January 1, 2012.

Amounts in 2002 through 2004 have been adjusted for adoption of SFAS 123R on January 1, 2005.

2008	2007	2006	2005	2004	2003	2002
$ 14,947	$ 12,973	$ 12,314	$ 11,990	$ 11,302	$ 9,921	$ 8,595
2,578	2,333	2,171	2,071	1,957	1,787	1,614
(1,007)	28	79	262	(12)	(301)	(14)
36	59	52	40	34	40	62
16,554	15,393	14,616	14,363	13,281	11,447	10,257
10,499	9,285	9,016	8,890	8,482	7,529	6,589
4,141	3,609	3,336	3,247	3,026	2,720	2,445
14,640	12,894	12,352	12,137	11,508	10,249	9,034
1,914	2,499	2,264	2,226	1,773	1,198	1,223
660	865	781	743	507	430	438
$ 1,254	$ 1,634	$ 1,483	$ 1,483	$ 1,266	$ 768	$ 785
$ 2.65	$ 3.35	$ 2.99	$ 2.96	$ 2.49	$ 1.50	$ 1.52
2.62	3.31	2.95	2.92	2.45	1.47	1.49
$ (1.37)	$ .04	$ .10	$ .33	$ (.01)	$ (.37)	$ (.03)
—	—	—	—	—	—	—
—	—	—	(.02)	(.03)	—	.07
—	—	—	.07	.26	—	(.05)
$ .96	$ .80	$ .55	$ .44	$ .38	$ .30	$ .23
14.23	18.08	16.93	15.89	15.04	13.04	12.43
473,405	487,869	495,614	500,939	507,333	513,220	517,541
478,815	493,971	501,827	507,704	516,421	522,138	528,326
$ 68,550	$ 57,056	$ 51,972	$ 48,989	$ 51,955	$ 44,050	$ 39,147
10,781	8,749	7,833	7,372	7,371	6,914	5,911
$ 79,331	$ 65,805	$ 59,805	$ 56,361	$ 59,326	$ 50,964	$ 45,058
$ 66,219	$ 50,676	$ 45,440	$ 42,329	$ 43,556	$ 39,240	$ 32,726
1,201	2,531	2,462	2,577	2,445	2,187	2,362
1,721	1,465	1,426	1,395	1,429	1,409	1,312
3,551	2,338	2,136	2,133	4,320	1,480	2,262
6,639	8,795	8,341	7,927	7,576	6,648	6,396
$ 79,331	$ 65,805	$ 59,805	$ 56,361	$ 59,326	$ 50,964	$ 45,058
$ 68.81	$ 63.91	$ 49.40	$ 49.65	$ 42.60	$ 36.91	$ 33.45
29.68	45.18	41.63	35.50	33.85	28.00	23.10
45.84	62.63	46.00	46.42	39.84	36.18	30.12
¥ 91.03	¥ 114.15	¥ 119.11	¥ 118.07	¥ 104.21	¥ 107.13	¥ 119.90
103.46	117.93	116.31	109.88	108.26	115.95	125.15

AFLAC INCORPORATED INVESTMENT SUMMARY

During 2012, Aflac's Global Investment Division made significant progress in building out our investment capability, while also improving the overall quality, liquidity and diversification of our global investment portfolio. The buildout of the Investment Division included the opening of a new office in New York City, hiring key investment personnel both in Japan and New York, completing a strategic business review, and implementing a strategic asset allocation study to invest our sizeable cash flows at more attractive returns through a more diversified and high-quality portfolio.

INVESTMENT PORTFOLIO BACKGROUND

Our investment portfolio fortifies the most important promise Aflac makes to policyholders - to protect them when they need us most by paying claims fairly and promptly.

We primarily invest for the long term, and the strong cash flows from our persistent book of business give us the ability to continue to invest from this perspective. We have defined our investment objectives as maximizing risk-adjusted performance subject to our liability profile and capital requirements.

- In Japan, our products are yen-denominated, long-dated, and have high persistency, thus yielding long duration liabilities.
- Our U.S. policy liabilities have a shorter duration than in Japan, and our investment approach is tailored accordingly.

CHANGING GLOBAL INVESTMENT ENVIRONMENT

Because the vast majority of our policies are in Japan, we're predominantly invested in yen-denominated assets around the world, including Europe. Virtually all of our investments in Europe are yen-denominated. Following the 2008 financial crisis, our primary focus has been on investment risk management, while investing our significant cash flows in assets of relatively higher quality and liquidity.

ENHANCING PORTFOLIO QUALITY

One way we've adapted over the last several years has been through reducing our exposure to financials in Europe and sovereign investments in the peripheral Eurozone countries of Portugal, Italy, Ireland, Greece, and Spain. During 2012 we continued to identify investment opportunities to further reduce European and financial holdings that improved the quality of our investment portfolio. Our total exposure to European assets declined from 29.1% of total investment and cash at the end of 2011 to 20.0% at year-end 2012.

2012 Composition of Portfolio - Geographic Region
(At Amortized Cost)



43.4%
20.4%
20.1%
4.8%
4.8%
3.2%
2.8%
.5%
Japan
Europe
U.S.
Asia, excl. Japan
Americas, excl. U.S.
Middle East & Africa
Australasia
All Others

Total Debt and Perpetual Securities - $112.1 Billion

Our overall portfolio is dominated by fixed-maturity securities. The majority of our total investments fall into the senior debt category. The percentage of our senior debt holdings increased from 86.2% at the end of 2011 to 91.9% at the end of 2012. At year-end 2011, 94.4% of our portfolio was investment grade, and that increased to 95.3% at the end of 2012.

SHAREHOLDERS' EQUITY

In 2012, net after-tax realized investment losses from securities transactions and impairments, excluding derivatives, were $326 million, which is a significant improvement from after-tax realized investment losses of $850 million in 2011. It's worth noting that while we have been actively and successfully reducing the risk in our portfolio, we have grown our shareholders' equity from $8.8 billion at year-end 2007 to $16.0 billion at December 31, 2012.

ENHANCING LIQUIDITY AND INVESTMENT RETURNS

In the second half of 2012, our objective was to invest roughly two-thirds of our investment cash flow in U.S. dollar-denominated, publicly traded corporate bonds for Aflac Japan's portfolio. Our enhanced investment strategies provide the benefit of liquidity, portfolio flexibility, and diversification. This investment program was successful and enabled us to surpass our budgeted new money yield for 2012. In addition to achieving our objective of having our assets primarily denominated in yen, we employed a currency hedging strategy, which serves to ensure our dollar investments in this program are hedged back to yen. At December 31, this program represented 6.2% of our total portfolio.

GEOGRAPHIC INVESTMENT EXPOSURE

We diversify our large, fixed-income portfolio by geography and industry. The vast majority of our investments in Japan are in Japanese Government Bonds (JGBs). In addition, we seek investment opportunities around the world. The United States is our second-largest region along with diversification from around the rest of the world. As an insurance company, we are mindful of the changing investment landscape and will seek investments around the globe to achieve the best long-term value.

INVESTMENT OUTLOOK

As we look ahead, our goal is to continue to enhance the quality of our portfolio by expanding our portfolio's diversity and ultimately improving our returns while reducing risks to certain market cycles. Our ability to continue to implement new strategies is based on the evolving capabilities of the Aflac Global Investment Division. To support investments in newer asset classes, we will continue to invest in our human capital and technology, while assessing which investment opportunities represent the best value based on market conditions in the future. We believe this dynamic approach is in the best interest of all our stakeholders, especially our policyholders, bondholders and shareholders.

2012 Composition of Portfolio - Sector

(At Amortized Cost)


4.5%
1.4%
1.5%
11.4%
39.3%
18.0%
23.9%
JGBs
Industrials
Banks/Financials
Utilities
Sovereign & Supranationals
Municipalities
Other

Total Debt and Perpetual Securities - $112.1 Billion

INVESTOR FACTS

AFLAC'S TOTAL RETURN TO SHAREHOLDERS

In 2012, Aflac Incorporated marked the 30th consecutive year the company increased its annual dividend. Including reinvested cash dividends, Aflac's total return to shareholders increased 26.4% in 2012. Aflac's share price increased 22.8% from the 2011 year-end price of $43.26 to the 2012 year-end price of $53.12. This compares with a total shareholder return of 14.6% for the S&P Life & Health Index, 16.0% for the S&P 500, and 10.2% for the Dow Jones Industrial Average.

- Over the last five years, Aflac's total return to shareholders, including reinvested dividends, was down 3.3%.
- Over the last 10 years, Aflac's total return to shareholders, including reinvested dividends, was 112.7%.

AFL SHAREHOLDER MIX*

Number of registered shareholders	87,200
Percentage of outstanding AFL shares owned by institutional investors	64%
Percentage of outstanding AFL shares owned by individual investors	36%

(includes director, employee and sales force ownership of approximately 4%)

**Approximate, as of 12/31/12*

FIRST SHAREHOLDERS

Cost of 100 shares purchased in 1955 when Aflac was founded	$1,110
Number of shares those 100 shares grew into (after 28 stock dividends and splits)	187,980 shares
Value at 12/31/12 (excluding reinvested dividends)	$10.0 million
Dividends paid in 2012	$251,893

AFLAC FINANCIAL STRENGTH*

Standard & Poor's	AA-
Moody's Investors Service	Aa3
A.M. Best	A+ (Superior)
Rating & Investment Information Inc. (R&I)	AA-

**Ratings as of 3/1/13*

Visit aflac.com and click on *Investors* to access the following:

- Your AFL shareholder account
- Aflac's financial information
- A calendar of events
- Dividend reinvestment plan (DRIP) information

ANNUAL CASH DIVIDENDS PAID PER SHARE


$1.34
1.23
1.12
1.14
.96
.80
.55
.44
.38
.30
03
04
05
06
07
08
09
10
11
12

Aflac has increased its annual dividend for 30 consecutive years. Total cash dividends paid in 2012 rose 8.9% over 2011.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*



$250
200
150
100
50
0
Among Aflac Incorporated, the S&P 500 Index and the S&P Life & Health Insurance Index
Aflac Incorporated
S&P 500
S&P Life & Health Insurance
2007
2008
2009
2010
2011
2012

*$100 invested on December 31, 2007, in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

COMPARISON OF TEN-YEAR CUMULATIVE TOTAL RETURN*



$250
200
150
100
50
0
Among Aflac Incorporated, the S&P 500 Index and the S&P Life & Health Insurance Index
Aflac Incorporated
S&P 500
S&P Life & Health Insurance
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

*$100 invested on December 31, 2002, in stock or index, including reinvestment of dividends. Fiscal year ending December 31.



Daniel P. Amos, 61, chairman and chief executive officer of Aflac and Aflac Incorporated, has been with the company full-time since 1973. He was named president of Aflac in 1983, chief operating officer in 1987, chief executive officer of Aflac Incorporated in 1990, and chairman in 2001. He has been a member of Aflac Incorporated's board since 1983.



John Shelby Amos II, 60, Alabama/West Florida state sales coordinator for Aflac U.S., has served in a variety of sales positions with the company for the past 38 years. He was first elected to Aflac Incorporated's board in 1983.



Paul S. Amos II, 37, president of Aflac and chief operating officer of Aflac U.S., joined Aflac in 2002 as state sales coordinator of Georgia-North. He was promoted to executive vice president in 2005, assumed additional responsibilities as Aflac U.S. chief operating officer in 2006 and was promoted to his current position in 2007. He joined Aflac Incorporated's board in 2007.



Kriss Cloninger III, 65, president, chief financial officer and treasurer of Aflac Incorporated, joined Aflac in 1992 as senior vice president and CFO after working with Aflac as a consulting actuary since 1977. He was named president of Aflac Incorporated and elected to its board in 2001.



Elizabeth Hudson, 63, executive vice president of communications for the National Geographic Society, previously held similar positions with iVillage, the Reader's Digest Association and NBC. She also was previously a director in Spencer Stuart's Media & Communication Practice. She joined Aflac Incorporated's board in 1990.



Douglas W. Johnson, 69, certified public accountant and retired Ernst & Young LLP audit partner, has spent the majority of his career auditing companies in the life, health and property/casualty segments of the insurance industry. He joined Aflac Incorporated's board in 2003.



Robert B. Johnson, 68, senior advisor, Porter Novelli PR, was formerly chairman and CEO of the One America Foundation (an organization that promotes dialogue and solidarity among Americans of all races). He previously served in President Clinton's White House as an assistant to the president and director of the president's initiative for One America. He has been on Aflac Incorporated's board since 2002.



Charles B. Knapp, 66, is the president emeritus of the University of Georgia. Earlier in his career he served as U.S. deputy assistant secretary of labor in the Carter Administration. He also served as executive vice president and chief financial officer of Tulane University. He joined Aflac Incorporated's board in 1990.



E. Stephen Purdom, M.D., 65, former executive vice president of insurance operations for Aflac U.S., served on the board of advisors for Emory University Medical School and as chief of staff at Doctors Hospital in Columbus, Georgia. He was first elected to Aflac Incorporated's board in 1987.



Barbara K. Rimer, DrPH, 64, Alumni Distinguished Professor and Dean of the University of North Carolina Gillings School of Global Public Health, was previously director of the Division of Cancer Control and Population Sciences at the National Cancer Institute. She is a former director of Cancer Control Research and professor of Community and Family Medicine at the Duke University School of Medicine and was elected to the Institute of Medicine in 2008. Dr. Rimer was appointed chair of the President's Cancer Panel in 2011. She joined Aflac Incorporated's board in 1995.



Marvin R. Schuster, 75, chairman of Schuster Enterprises Inc., which operates Burger King restaurants throughout the Southeast, is an emeritus member of the board of directors of Columbus Bank & Trust Company. He was elected to Aflac Incorporated's board in 2000.



Melvin T. Stith, 65, Dean of the Martin J. Whitman School of Management at Syracuse University was also previously Dean and Jim Moran Professor of Business Administration at Florida State University. Since 1977, he has maintained his role as professor of marketing and business after serving in the U.S. Military Intelligence Command and achieving the rank of Captain. He was elected to Aflac Incorporated's board in 2012.



D. Gary Thompson, 66, retired executive vice president of Wachovia Corporation and a retired chief executive officer of Georgia Banking, Wachovia Bank, N.A., is on the board of directors for Georgia Power Company, a subsidiary of the Southern Company, and was elected to Aflac Incorporated's board in 2005.



Takuro Yoshida, 59, president of Nippon Tochi-Tatemono Co., Ltd., also served as executive vice president and operating officer of Nippon Tochi-Tatemono Co., Ltd., in 2009. From 2005 through early 2009, he served in various positions, including executive director, senior operating officer, central branch manager and operating officer of Mizuho Bank, Ltd., part of Mizuho Financial Group, Inc., which was formed in a merger between his former employer, Dai-ichi Kangyo Bank, Ltd., and two other banks. He held various positions at Dai-ichi Kangyo Bank, Ltd., which he joined in 1976. He was first elected to Aflac Incorporated's Board in 2010.

EXECUTIVE MANAGEMENT

Daniel P. Amos (see facing page)

Kriss Cloninger III (see facing page)

Paul S. Amos (see facing page)



Susan R. Blanck, 46, executive vice president of Aflac Incorporated and Aflac Japan; corporate actuary, joined Aflac's Actuarial Department in 1993. She has served in various leadership positions, including her promotion to executive vice president of Aflac Incorporated in 2011 and of Aflac Japan in March 2012. She is a fellow of the Society of Actuaries and a member of the American Academy of Actuaries.



Kenneth S. Janke Jr., 54, executive vice president; deputy chief financial officer of Aflac Incorporated, joined Aflac Incorporated as manager of Investor Relations in 1985 and was promoted to senior vice president in 1993. In 2010, he was promoted to executive vice president; deputy chief financial officer of Aflac Incorporated. Since 2003, he has chaired Aflac's Disclosure Committee. Prior to joining Aflac, he served as director of Corporate Services for the National Association of Investors Corporation (NAIC).



Eric M. Kirsch, 52, executive vice president; global chief investment officer, joined Aflac in 2011 and is responsible for Aflac's global investment portfolio and investment teams. Prior to joining Aflac, he served as managing director and global head of insurance asset management at Goldman Sachs Asset Management for the prior four years. He also spent 27 combined years at Deutsche Asset Management (DeAM) and Bankers Trust Company, most recently serving as managing director and global head of insurance asset management. He is a Chartered Financial Analyst and former Chairman of the Stable Value Investment Association.



Joey M. Loudermilk, 59, executive vice president; general counsel, joined Aflac in 1983 as head of the Legal Department. He is also responsible for Aflac's Governmental Relations Department and is treasurer of Aflac Incorporated's Political Action Committee.



Audrey Boone Tillman, 48, executive vice president; Corporate Services, joined Aflac in 1996 in the Legal Division. Her main areas of responsibility are Human Resources, Facilities, Corporate Learning, and Strategic Sourcing and Procurement. She previously served as a director-at-large for the Society for Human Resource Management (SHRM).



Teresa L. White, 46, executive vice president; chief service officer, joined Aflac in 1998. She has served in various leadership roles within Administration and Sales Support leading to her promotion to chief administrative officer in March 2008. She assumed her current position in October 2012 where she is responsible for the Administration Division and the IT Division. Teresa is an alumnus of Leadership Columbus, and is a Fellow of the Life Management Institute.



Michael W. Zuna, 44, executive vice president; chief marketing and sales officer, joined Aflac in 2009 as vice president of Marketing. He was promoted to senior vice president; chief marketing officer in 2010 and to his current position in June 2012. In his current role, he is responsible for overseeing the marketing and sales strategies at Aflac.



Tohru Tonoike, 62, president and chief operating officer of Aflac Japan, worked for Dai-ichi Kangyo Bank prior to joining Aflac Japan in February 2007. Dai-ichi Kangyo Bank later merged with two other banks to form the Mizuho Financial Group. In 2005 he became president and representative director of Dai-ichi Kangyo Asset Management Company, another division of the Mizuho Financial Group. He served on the Aflac Board of Directors from November 2004 through January 2007.



Charles D. Lake II, 51, chairman of Aflac Japan, joined Aflac in 1999. Prior to his current position, he served as vice chairman and president of Aflac Japan. Before joining Aflac, he was director of Japan Affairs at the office of the U.S. Trade Representative in the executive office of the president, and he practiced law in Washington, D.C.



Koji Ariyoshi, 59, executive vice president; director of Sales and Marketing, Aflac Japan, joined Aflac as senior vice president responsible for sales planning in 2008. Since then, he has managed various departments, including Retail Marketing, Alliance Management and Hojinkai Promotion. He was promoted to his current position in January 2012. Before joining Aflac, he worked for Alico Japan as vice president and for AXA Life Insurance as senior vice president.



Masahiko Furutani, 55, executive vice president, joined Aflac in April 2012. He previously served as general manager at Mizuho Corporate Bank and as general manager, senior vice president and executive director at Mizuho Bank.



Hiroshi Yamauchi, 61, executive vice president, joined Aflac in 1976 and served in the Actuarial Department as section manager and assistant general manager. He was promoted to general manager in the Policy Maintenance Department in 1998 and to vice president in 1999, then to first senior vice president in 2002. He was promoted to his current position in January 2012.



Jun Isonaka, 55, first senior vice president; chief administrative officer of Aflac Japan, joined Aflac in 1980 and served as general manager in various marketing and sales departments from 1999 through 2001. He was promoted to vice president in 2002 and to senior vice president in January 2007. He became chief administrative officer in January 2010 and was promoted to his current position in January 2012.



Hisayuki Shinkai, 62, first senior vice president of Aflac Japan, joined the company in 1999 as general manager of the Public Relations Department and has served in various management capacities, including director of sales. In his current role, he is responsible for the Public Relations and Investor Relations departments as well as all departments related to bank sales. Prior to joining Aflac Japan, he worked for Long Term Credit Bank of Japan, Ltd.

GLOSSARY OF SELECTED TERMS

Affiliated Corporate Agency – Agency in Japan directly affiliated with a specific corporation that sells insurance policies primarily to its employees

Benefit Ratio – Incurred claims plus the change in reserves for future policy benefits, as a percentage of total revenues

Child Endowment Product – Insurance product traditionally used in Japan providing cash to help fund higher education costs associated with a child entering high school and college in Japan

DAYS – Aflac Japan's revised base cancer policy introduced in March 2011 that enhances outpatient and anticancer medication benefits

Derisking – A form of risk management that involves the activity or series of activities of reducing or lowering risk factors from a business

Earnings Per Basic Share – Net earnings divided by the weighted-average number of shares outstanding for the period

Earnings Per Diluted Share – Net earnings divided by the weighted-average number of shares outstanding for the period plus the weighted-average shares for the dilutive effect of share-based awards outstanding

Group Insurance – Insurance issued to a group, such as an employer or trade association, that covers employees or association members and their dependents through certificates of coverage

Individual Insurance – Insurance issued to an individual with the policy designed to cover that person and his or her dependents

In-force Policies – A count of policies that are active contracts at the end of a period

Net Investment Income – The income derived from interest and dividends on investment securities, after deducting investment expenses

New Annualized Premium Sales – Annual premiums, on policies sold and incremental increases from policy conversions, collected over a 12-month period, assuming the policies remain in force

Operating Earnings Per Share – Profits per share derived from operations before realized investment gains and losses from securities transactions, impairments, and derivative and hedging activities, as well as nonrecurring items

Perpetual Securities – Financial instruments that have characteristics of both stocks and bonds. These investments are subordinate to senior bonds, but rank higher than equities and generally rank higher than preferred stock. A perpetual security does not have a stated maturity date, but instead typically has what is sometimes referred to as an economic maturity. An *economic maturity* is a date at which a perpetual security is expected to be redeemed by the issuer

Persistency – Percentage of premiums remaining in force at the end of a period, usually one year. For example, 95% persistency would mean that 95% of the premiums in force at the beginning of the period were still in force at the end of the period

Premium Income – Revenues that an insurer receives as premiums paid by its customers for insurance products

Realized Investment Gains and Losses – Securities transactions, impairments, and derivative and hedging activities that generate a securities' value at more than book value, which is a gain; or less than book value, which is a loss

Return on Average Invested Assets – Net investment income as a percentage of average cash and investments at amortized cost

Risk-based Capital (RBC) Ratio – Statutory adjusted capital divided by statutory required capital. This insurance ratio is based on rules prescribed by the National Association of Insurance Commissioners (NAIC) and provides an indication of the amount of statutory capital the insurance company maintains, relative to the inherent risks in the insurer's operations

Solvency Margin Ratio (SMR) – Solvency margin total divided by one half of the risk total. This insurance ratio is prescribed by the Japan Financial Services Agency (FSA) and is used for all life insurance companies in Japan to measure the adequacy of the company's ability to pay policyholder claims in the event actual risks exceed expected levels

Total Return to Shareholders – Appreciation of a shareholder's investment over a period of time, including reinvested cash dividends paid during that time

Voluntary Supplemental Insurance – Benefits purchased by a consumer at the consumer's own expense in addition to a (typically employer-provided) major medical plan that cover out-of-pocket expenses not typically covered under the primary insurance policy

WAYS – Hybrid insurance product from Aflac Japan's portfolio that starts out as a whole-life policy, but allows a large portion of the life coverage to be converted to a fixed annuity, medical coverage, or nursing care benefit at a predetermined age

Communicorp, Aflac's printing and communications subsidiary, has received Forest Stewardship Council® (FSC) certification. This chain-of-custody certification is part of a not-for-profit organization program that brings people together to find solutions and reward good forest management.

FSC www.fsc.org MIX Paper from responsible sources FSC® C007639

This 2012 Year in Review contains forward-looking statements based on expectations, estimates and projections as of the date of this report. These statements by their nature are subject to risks, uncertainties and assumptions, and are influenced by various factors. As a consequence, actual results may differ materially from those expressed in the forward-looking statements. Aflac undertakes no obligation to update such forward-looking statements. For more information, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Forward-Looking Information" in Aflac's Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

Contact Information

Aflac Worldwide Headquarters 1932 Wynnton Rd. Columbus, GA 31999	tel: 706.323.3431	**aflac.com**
Shareholders in the U.S. with questions about individual stock accounts	tel: 706.596.3581 or 800.227.4756 Email: shareholder@aflac.com	
Institutional investors with questions about the company	**Robin Y. Wilkey** *Senior Vice President, Investor and Rating Agency Relations* tel: 706.596.3264 or 800.235.2667	
Individual/retail shareholders with questions about the company	**Della H. Moore** *Director, Rating Agency and Investor Relations* tel: 706.596.3264 or 800.235.2667	
Information requests such as Form 10-K, quarterly earnings releases and other financial materials	**Investor Relations** tel: 706.596.3264 or 800.235.2667	
Policyholders/claimants	tel: 800.992.3522 (en Español, tel: 800.742.3522)	
Aflac Japan Shinjuku Mitsui Building 2-1-1, Nishishinjuku Shinjuku-ku, Tokyo 163-0456, Japan	**Ichiro Murakami** *General Manager, Aflac Japan Investor Relations* tel: 011.81.3.3344.0481	**aflac.co.jp**

Aflac®
Incorporated


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aflac.com | 706.596.3264 or 800.235.2667
Aflac Incorporated | 1932 Wynnton Road
Columbus, Georgia 31999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______ to ______

Commission File Number: 001-07434

Aflac
Incorporated

Aflac Incorporated
(Exact name of registrant as specified in its charter)

Georgia	**58-1167100**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1932 Wynnton Road, Columbus, Georgia	**31999**
(Address of principal executive offices)	(ZIP Code)

Registrant's telephone number, including area code: 706.323.3431

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.10 Par Value	New York Stock Exchange
	Tokyo Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if smaller reporting company	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2012, was $19,621,073,731.

The number of shares of the registrant's common stock outstanding at February 19, 2013, with $.10 par value, was 467,739,570.

Documents Incorporated By Reference

Certain information contained in the Notice and Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 6, 2013, is incorporated by reference into Part III hereof.

Aflac Incorporated
Annual Report on Form 10-K
For the Year Ended December 31, 2012

Table of Contents

PART I

ITEM 1. BUSINESS

We prepare our financial statements in accordance with U.S. generally accepted accounting principles (GAAP). This report includes certain forward-looking information that is based on current expectations and is subject to a number of risks and uncertainties. For details on forward-looking information, see Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), Part II, Item 7, of this report.

Aflac Incorporated qualifies as a large accelerated filer within the meaning of Exchange Act Rule 12b-2. Our Internet address is aflac.com. The information on the Company's Web site is not incorporated by reference in this annual report on Form 10-K. We make available, free of charge on our Web site, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments thereto as soon as reasonably practicable after those forms have been electronically filed with or furnished to the Securities and Exchange Commission (SEC).

General Description

Aflac Incorporated (the Parent Company) was incorporated in 1973 under the laws of the state of Georgia. Aflac Incorporated is a general business holding company and acts as a management company, overseeing the operations of its subsidiaries by providing management services and making capital available. Its principal business is supplemental health and life insurance, which is marketed and administered through its subsidiary, American Family Life Assurance Company of Columbus (Aflac), which operates in the United States (Aflac U.S.) and as a branch in Japan (Aflac Japan). Most of Aflac's policies are individually underwritten and marketed through independent agents. Aflac U.S. markets and administers group products through Continental American Insurance Company (CAIC), branded as Aflac Group Insurance. Our insurance operations in the United States and our branch in Japan service the two markets for our insurance business.

Aflac offers voluntary insurance policies in Japan and the United States that provide a layer of financial protection against income and asset loss. We continue to diversify our product offerings in both Japan and the United States. Aflac Japan sells voluntary supplemental insurance products, including cancer plans, general medical indemnity plans, medical/ sickness riders, care plans, living benefit life plans, ordinary life insurance plans and annuities. Aflac U.S. sells voluntary supplemental insurance products including products designed to protect individuals from depletion of assets (accident, cancer, critical illness/ critical care, hospital intensive care, hospital indemnity, fixed-benefit dental, and vision care plans) and loss-of-income products (life and short-term disability plans).

We are authorized to conduct insurance business in all 50 states, the District of Columbia, several U.S. territories and Japan. Aflac Japan's revenues, including realized gains and losses on its investment portfolio, accounted for 77% of the Company's total revenues in 2012, compared with 75% in 2011 and 2010. The percentage of the Company's total assets attributable to Aflac Japan was 87% at December 31, 2012, and 2011.

Results of Operations

For information on our results of operations and financial information by segment, see MD&A and Note 2 of the Notes to the Consolidated Financial Statements in this report.

Foreign Currency Translation

For information regarding the effect of currency fluctuations on our business, see the Foreign Currency Translation and Market Risks of Financial Instruments - Currency Risk subsections of MD&A and Notes 1 and 2 of the Notes to the Consolidated Financial Statements in this report.

Insurance Premiums

The growth of earned premiums is directly affected by the change in premiums in force and by the change in weighted-average yen/dollar exchange rates. Consolidated earned premiums were $22.1 billion in 2012, $20.4 billion in 2011, and $18.1 billion in 2010. For additional information on the composition of earned premiums by segment, see Note 2 of the Notes to the Consolidated Financial Statements in this report. The following table presents the changes in annualized premiums in force for Aflac's insurance business for the years ended December 31.

(In millions)	**2012**	2011	2010
Annualized premiums in force, beginning of year	**$ 22,472**	$ 20,380	$ 17,990
New sales, including conversions	**4,129**	3,503	2,935
Change in unprocessed new sales	**183**	35	(73)
Premiums lapsed and surrendered	**(2,173)**	(2,204)	(2,226)
Other	**(9)**	(3)	15
Foreign currency translation adjustment	**(1,913)**	761	1,739
Annualized premiums in force, end of year	**$ 22,689**	$ 22,472	$ 20,380

Insurance - Japan

We translate Aflac Japan's annualized premiums in force into dollars at the respective end-of-period exchange rates. Changes in annualized premiums in force are translated at weighted-average exchange rates. The following table presents the changes in annualized premiums in force for Aflac Japan for the years ended December 31.

	In Dollars			In Yen		
(In millions of dollars and billions of yen)	**2012**	2011	2010	**2012**	2011	2010
Annualized premiums in force, beginning of year	**$ 17,284**	$ 15,408	$ 13,034	**1,344**	1,256	1,200
New sales, including conversions	**2,641**	2,027	1,554	**211**	161	136
Change in unprocessed new sales	**183**	35	(73)	**14**	3	(6)
Premiums lapsed and surrendered	**(845)**	(847)	(766)	**(68)**	(68)	(67)
Other	**(112)**	(100)	(80)	**(9)**	(8)	(7)
Foreign currency translation adjustment	**(1,913)**	761	1,739	**0**	0	0
Annualized premiums in force, end of year	**$ 17,238**	$ 17,284	$ 15,408	**1,492**	1,344	1,256

For further information regarding Aflac Japan's financial results, sales and the Japanese economy, see the Aflac Japan Segment subsection of MD&A in this report.

Insurance - U.S.

The following table presents the changes in annualized premiums in force for Aflac U.S. for the years ended December 31.

(In millions)	**2012**	2011	2010
Annualized premiums in force, beginning of year	**$ 5,188**	$ 4,973	$ 4,956
New sales, including conversions	**1,488**	1,476	1,382
Premiums lapsed	**(1,328)**	(1,357)	(1,460)
Other	**103**	96	95
Annualized premiums in force, end of year	**$ 5,451**	$ 5,188	$ 4,973

For further information regarding Aflac's U.S. financial results, sales and the U.S. economy, see the Aflac U.S. Segment subsection of MD&A in this report.

Insurance Products - Japan

Aflac Japan's insurance products are designed to help consumers pay for medical and nonmedical costs that are not reimbursed under Japan's national health insurance system. Changes in Japan's economy and an aging population have put increasing pressure on Japan's national health care system. As a result, more costs are being shifted to Japanese consumers, who in turn have become increasingly interested in insurance products that help them manage those costs. Aflac Japan has responded to this consumer need by enhancing existing products and developing new products.

Aflac Japan's product portfolio has expanded beyond traditional health-related products to include more life products. Some of the life products that we offer in Japan provide death benefits and cash surrender values. These products are available as stand-alone policies and riders. Some plans, such as our WAYS product, have features that allow policyholders to convert a portion of their life insurance to medical, nursing care, or fixed annuity benefits at a predetermined age. Our child endowment product offers a death benefit until a child reaches age 18. It also pays a lump-sum benefit at the time of the child's entry into high school, as well as an educational annuity for each of the four years during his or her college education. We believe that life insurance products provide further opportunities for us to sell our third sector cancer and medical products.

Aflac Japan's stand-alone medical product, EVER, offers a basic level of hospitalization coverage with an affordable premium. Since its initial introduction in 2002, we have expanded our suite of EVER product offerings to appeal to specific types of Japanese consumers and achieve greater market penetration. New EVER, introduced in 2009, offers enhanced surgical benefits and gender-specific premium rates. The most recent upgrade to our New EVER product, released in January 2012, includes more advanced medical treatment options than its predecessor. Gentle EVER, our non-standard medical product, is designed to meet the needs of certain consumers who cannot qualify for our base EVER plan. The most recent upgrade to our Gentle EVER product, released in July 2012, includes expanded benefits and a newly attached advanced medical care rider. We continue to believe that the entire medical category will remain an important part of our product portfolio in Japan.

The cancer insurance plans we offer in Japan provide a lump-sum benefit upon initial diagnosis of internal cancer and benefits for treatment received due to internal cancer such as fixed daily benefits for hospitalization, outpatient services and convalescent care, and surgical and terminal care benefits. In March 2011, we introduced a new cancer policy, DAYS, and a bridge policy, DAYS PLUS, which upgrades older cancer policies. The enhancements in these new policies reflect the changes in cancer treatment. As the number one provider of cancer insurance in Japan, we believe this product further strengthens our brand, and most importantly, provides valuable benefits to consumers who are looking for solutions to manage cancer-related costs. We are convinced that the affordable cancer products Aflac Japan provides will continue to be an important part of our product portfolio.

We also offer traditional fixed-income annuities and care policies. For additional information on Aflac Japan's products and composition of sales, see the Aflac Japan Segment subsection of MD&A in this report.

Insurance Products - U.S.

We design our U.S. insurance products to provide supplemental coverage for people who already have major medical or primary insurance coverage. Most of our U.S. policies are individually underwritten and marketed through independent agents. Additionally, we started to market and administer group insurance products in 2009.

Our individually issued policies are portable and pay regardless of other insurance. Most products' benefits are paid in cash directly to policyholders; therefore, our customers have the opportunity to use this cash to help with expenses of their choosing. Our individually issued health insurance plans are typically guaranteed-renewable for the lifetime of the policyholder (to age 75 for short-term disability policies). Our group insurance policies are underwritten on a group basis and often have some element of guaranteed issue. This coverage is generally not portable, which means the insurance coverage may terminate upon separation from employment or affiliation with the entity holding the group contract or upon termination of the master policy group contract.

Aflac U.S. offers accident coverage on both an individual and group basis. These policies are designed to protect against losses resulting from accidents. The accident portion of the policy includes lump-sum benefits for accidental death, dismemberment and specific injuries as well as fixed benefits for hospital confinement. In addition, other benefits such as short-term disability are available as riders.

Aflac U.S. offers coverage for critical illnesses on both an individual and group basis. These policies are designed to protect against losses resulting from critical illnesses such as heart attack, stroke, or cancer. We offer cancer coverage on an individually underwritten basis; critical illness/critical care policies on both an individual and group basis; critical care and recovery (formerly called specified health event) on an individual basis; and hospital intensive care plans on an individual basis.

Aflac U.S. offers hospital indemnity coverage on both an individual and group basis. Our hospital indemnity products may provide fixed daily benefits for hospitalization due to accident or sickness, or just sickness alone. Indemnity benefits for inpatient and outpatient surgeries, as well as various other diagnostic expenses, are also available.

Aflac U.S. offers fixed-benefit dental coverage on both an individual and group basis. Aflac U.S. also offers Vision Now[SM], an individually issued policy which provides benefits for serious eye health conditions and loss of sight. Vision Now includes coverage for corrective eye materials and exam benefits. Aflac U.S. offers term and whole-life policies and short-term disability benefits on both an individual and group basis.

For additional information on Aflac's U.S. products and composition of sales, see the Aflac U.S. Segment subsection of MD&A in this report.

Distribution - Japan

The traditional channels through which we have sold our products are independent corporate agencies, individual agencies and affiliated corporate agencies. The independent corporate agencies and individual agencies that sell our products give us better access to workers at a vast number of small businesses in Japan. Agents' activities are primarily focused on insurance sales, with customer service support provided by the Aflac Contact Center. Independent corporate agencies and individual agencies contributed 34.7% of new annualized premium sales in 2012, compared with 44.0% in 2011 and 51.1% in 2010. Affiliated corporate agencies are formed when companies established subsidiary businesses to sell our insurance products to their employees as part of a benefit package, and then expanded to sell our products to suppliers and customers. These agencies help us reach employees at large worksites, and some of them are also successful in approaching customers outside their business groups. Affiliated corporate agencies contributed 18.5% of new annualized premium sales in 2012, compared with 25.1% in 2011 and 31.0% in 2010. During 2012, we recruited more than 3,200 new sales agencies. As of December 31, 2012, Aflac Japan was represented by more than 18,400 sales agencies, with more than 125,200 licensed sales associates employed by those agencies. We believe that new agencies will continue to be attracted to Aflac Japan's high commissions, attractive products, superior customer service and strong brand image.

We have sold our products to employees of banks since our entry into Japan in 1974. However, December 2007 marked the first time it was permissible for banks to sell our type of insurance products to their customers. By the end of 2012, we had agreements with 372 banks, approximately 90% of the total number of banks in Japan, to sell our products. We have significantly more banks selling our third sector insurance products than any of our competitors. We believe our long-standing and strong relationships within the Japanese banking sector, along with our strategic preparations, have proven to be an advantage, particularly starting when this channel opened up for our products. Banks contributed 45.6% of Aflac Japan new annualized premium sales in 2012, compared with 28.9% in 2011 and 14.6% in 2010.

For additional information on Aflac Japan's distribution, see the Aflac Japan Segment subsection of MD&A in this report.

Distribution - U.S.

Our U.S. sales force comprises sales associates and brokers who are independent contractors licensed to sell accident and health insurance. Many are also licensed to sell life insurance. Sales associates and brokers are paid commissions based on first-year and renewal premiums from their sales of insurance products. In addition to receiving commissions on personal production, district, regional and state sales coordinators may also receive override commissions and incentive bonuses. Administrative personnel in Georgia, New York, Nebraska, and South Carolina handle policyholder service functions, including issuance of policies, premium collection, payment notices and claims.

We concentrate on marketing our insurance products at the worksite. This method offers policies to individuals through employment, trade and other associations. Historically, our policies have been individually underwritten with premiums generally paid by the employee. Additionally, Aflac's individual policies are portable, meaning that individuals may retain their full insurance coverage upon separation from employment or such affiliation, generally at the same premium. We collect a major portion of premiums on such sales through payroll deduction or other forms of centralized billing. With our brokerage sales expansion and the acquisition of CAIC, branded as Aflac Group Insurance, we offer group voluntary insurance products desired by many large employers. These products are sold on a group basis and often have some element of guaranteed issue. This coverage is generally not portable, which means the insurance coverage may terminate upon separation from employment or affiliation with the entity holding the group contract.

Worksite marketing enables sales associates and brokers to reach a greater number of prospective policyholders and lowers distribution costs, compared with individually marketed business.

At the end of 2012, our distribution network comprised more than 76,400 licensed sales associates and brokers. To enhance the recruiting of sales associates, the bonus structure for our state and regional coordinators incorporates a people development component. In addition, we hold national recruiting contests to incentivize producer recruitment. We also partner with our field offices for recruiting workshops that focus on improving coordinator productivity by emphasizing candidate sourcing, interviewing, and contract acceptance.

Insurance brokers have been a historically underleveraged sales channel for Aflac, but in the past several years, we have been developing relationships with brokers that complement our traditional distribution system. We have assembled a management team experienced in broker sales, and we are supporting this initiative with streamlined products, targeted broker-specific advertising campaigns, customized enrollment technology, and competitive compensation. We have more than 100 broker development coordinators who are single points of contact for brokers across the country. Broker development coordinators are responsible for building relationships with new brokers as well as strengthening relationships with our current brokers. These coordinators are assisted by a team of certified case managers whose role is to coordinate and manage the account enrollments for brokers. Aflac Group Insurance equips us with a platform for offering voluntary group insurance products for distribution by insurance brokers at the worksite. Expanding our product portfolio with group products also greatly enhances the sales opportunities for our traditional sales force of individual associates.

In 2012 we launched Aflac Benefits Solutions (ABS), a separate subsidiary focused on providing dedicated and specialized services to our largest broker relationships. ABS is designed to foster new and expanded partnerships supported by an experienced national team of business developers. As the market leader in voluntary insurance, Aflac will help enable the largest benefits brokerage firms to offer a more compelling suite of offerings to large employers.

For additional information on Aflac's U.S. distribution, see the Aflac U.S. Segment subsection of MD&A in this report.

Competition - Japan

In 1974, Aflac was granted an operating license to sell life insurance in Japan, making Aflac the second non-Japanese life insurance company to gain direct access to the Japanese insurance market. Through 1981, we faced limited competition for cancer insurance policy sales. However, Japan has experienced two periods of deregulation since we entered the market. The first came in the early 1980s, when nine mid-sized insurers, including domestic and foreign companies, were allowed to sell cancer insurance products for the first time. In 2001, all life and non-life insurers were allowed to sell stand-alone cancer and medical insurance products as well as other stand-alone health insurance products. As a result, the number of insurance companies offering stand-alone cancer and medical insurance has more than doubled since the market was deregulated in 2001. However, based on our growth of annualized premiums in force and agencies, we do not believe that our market-leading position has been significantly impacted by increased competition. Furthermore, we believe the continued development and maintenance of operating efficiencies will allow us to offer affordable products that appeal to consumers. Aflac is the largest life insurer in Japan in terms of individual policies in force. As of December 31, 2012, we exceeded 22 million individual policies in force in Japan.

Aflac has had substantial success selling cancer policies in Japan, with more than 14 million cancer policies in force as of December 31, 2012. Aflac continued to be the number one seller of cancer insurance policies in Japan throughout 2012. We believe we will remain a leading provider of cancer insurance coverage in Japan, principally due to our experience in the market, low-cost operations, expansive marketing system (see Distribution - Japan above) and product expertise.

We have also experienced substantial success selling medical insurance in Japan. While other companies have recognized the opportunities that we have seen in the medical insurance market and offered new products, we believe our products stand out for their value to consumers.

In addition to third sector products, in 2011 and 2012, Aflac Japan experienced substantial growth in sales of life insurance products such as WAYS (described in the Products section of this report). These sales were generated largely through the bank channel. The market for ordinary life products is highly competitive. We will continue to pursue the development and marketing of specialty products that meet specific needs within the general life insurance market.

Competition - U.S.

Aflac competes against several voluntary supplemental insurance carriers on a national and regional basis. We believe our policies, premium rates, and sales commissions are competitive by product type. Moreover, we believe that Aflac products are distinct from competitive offerings given our product focus (including features, benefits, and our claims service model), distribution capabilities, and brand awareness. For many companies with which we compete, voluntary supplemental insurance products are sold as a secondary business. For Aflac, supplemental insurance products are our primary business and are sold via a large distribution network of independent sales associates and brokers. Aflac's advertising campaigns have increased our name awareness and understanding by consumers and businesses of the value our products provide.

Both private and publicly-traded insurers offer major medical insurance for hospitalization and medical expenses. Much of this insurance is sold on a group basis to accounts that are both fully and self-insured. The federal and state governments also pay substantial costs of medical treatment through various programs. Major medical insurance generally covers a substantial portion of the medical expenses incurred by an insured. Aflac policies are designed to provide coverage that supplements major medical insurance by paying cash directly to the policyholder to use for expenses their major medical insurance is not designed to cover. Thus, we do not compete directly with major medical insurers. Any reduction of coverage, increase in employee participation costs, or increased deductibles and copayments by major medical commercial or government insurance carriers could favorably affect our business opportunities. With the implementation of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (PPACA), we anticipate a larger burden of the cost of care will be borne by some consumers, potentially creating a favorable impact on key markets for Aflac products. We also expect the PPACA potentially will result in a more competitive landscape for Aflac, as major medical carriers face profitability erosion in some of their core lines of business and seek competitive entry into Aflac's supplemental product segments to offset this impact.

Investments and Investment Results

Net investment income was $3.5 billion in 2012, $3.3 billion in 2011 and $3.0 billion in 2010. The growth rate of net investment income has been negatively impacted by the low level of investment yields for new money in both Japan and the United States. In particular, Japan's life insurance industry has contended with low investment yields for a number of years. For information on our investments and investment results, see the Insurance Operations and Analysis of Financial Condition sections of MD&A and Notes 3, 4 and 5 of the Notes to the Consolidated Financial Statements in this report.

Regulation - Japan

The financial and business affairs of Aflac Japan are subject to examination by Japan's Financial Services Agency (FSA). Aflac Japan files annual reports and financial statements for the Japanese insurance operations based on a March 31 fiscal year end, prepared in accordance with Japanese regulatory accounting practices prescribed or permitted by the FSA. Japanese regulatory basis earnings are determined using accounting principles that differ materially from U.S. GAAP. Under Japanese regulatory accounting practices, policy acquisition costs are expensed immediately; deferred income tax liabilities are recognized on a different basis; policy benefit and claim reserving methods and assumptions are different; the carrying value of securities transferred to held-to-maturity is different; policyholder protection corporation obligations are not accrued; premium income is recognized on a cash basis; and different consolidation criteria apply to variable interest entities. Capital and surplus of Aflac Japan, based on Japanese regulatory accounting practices, was $3.9 billion at December 31, 2012, compared with $2.7 billion at December 31, 2011.

The FSA maintains a solvency standard, which is used by Japanese regulators to monitor the financial strength of insurance companies. The FSA has applied a revised method of calculating the solvency margin ratio (SMR) for life insurance companies as of fiscal year-end 2011 (March 31, 2012). The FSA had commented that the revision would generally reduce life insurance companies' solvency margin ratios to approximately half the level of those reported under the former calculation method. As of December 31, 2012, Aflac Japan's solvency margin ratio was 669.1% using the new standards. As expected, based on the results of the calculation of the solvency margin ratio under the new standards, Aflac Japan's relative position within the industry has not materially changed.

We typically repatriate a portion of Aflac Japan's annual earnings, as determined on a Japanese regulatory accounting basis, annually to Aflac U.S. provided that Aflac Japan has adequately protected policyholders' interests as measured by its SMR. These repatriated profits represent a portion of Aflac Japan's after-tax earnings reported to the FSA on a March 31 fiscal year basis. The FSA may not allow profit repatriations to Aflac U.S. if the transfers would cause Aflac Japan to lack sufficient financial strength for the protection of Japanese policyholders. In the near term, we do not expect these requirements to adversely affect the funds available for profit repatriations, nor do we expect these requirements to adversely affect the funds available for payments of allocated expenses to Aflac U.S. and management fees to the Parent Company.

In 2005, legislation aimed at privatizing Japan's postal system (Japan Post) was enacted into law. The privatization laws split Japan Post into four operating entities that began operations in October 2007. In 2007, one of these entities selected Aflac Japan as its provider of cancer insurance to be sold through its post offices, and, in 2008, we began selling cancer insurance through these post offices. Japan Post has historically been a popular place for consumers to purchase insurance products. Currently, our products are being offered in approximately 1,000 post offices. Legislation to reform the postal system passed the Diet in April 2012 and resulted in the merger of two of the postal operating entities (the one that delivers the mail and the one that runs the post offices) on October 1, 2012. At the current time, it is not possible to predict with any degree of certainty what impact, if any, this legislation will have on Aflac Japan's operations. Regardless, we believe that postal reform is unlikely to change Aflac Japan's relationship with Japan Post.

The Japanese insurance industry has a policyholder protection corporation that provides funds for the policyholders of insolvent insurers. For additional information regarding the policyholder protection fund, see the Policyholder Protection Corporation subsection of MD&A and Note 2 of the Notes to the Consolidated Financial Statements in this report.

As a branch of our principal insurance subsidiary, Aflac Japan is also subject to regulation and supervision in the United States (see Regulation - U.S.). For additional information regarding Aflac Japan's operations and regulations, see the Aflac Japan Segment subsection of MD&A and Notes 2 and 12 of the Notes to the Consolidated Financial Statements in this report.

Regulation - U.S.

The Parent Company and its insurance subsidiaries, Aflac (a Nebraska-domiciled insurance company), American Family Life Assurance Company of New York (Aflac New York, a New York-domiciled insurance company) and CAIC (a South Carolina-domiciled insurance company) are subject to state regulations in the United States as an insurance holding company system. Such regulations generally provide that transactions between companies within the holding company system must be fair and equitable. In addition, transfers of assets among such affiliated companies, certain dividend payments from insurance subsidiaries, and material transactions between companies within the system, including management fees, loans and advances are subject to prior notice to, or approval by, state regulatory authorities. These laws generally require, among other things, the insurance holding company and each insurance company directly owned by the holding company to register with the insurance departments of their respective domiciliary states and to furnish annually financial and other information about the operations of companies within the holding company system.

Like all U.S. insurance companies, Aflac is subject to regulation and supervision in the jurisdictions in which it does business. In general, the insurance laws of the various jurisdictions establish supervisory agencies with broad administrative powers relating to, among other things:

- granting and revoking licenses to transact business
- regulating trade and claims practices
- licensing of insurance agents and brokers
- approval of policy forms and premium rates
- standards of solvency and maintenance of specified policy benefit reserves and minimum loss ratio requirements
- capital requirements
- limitations on dividends to shareholders
- the nature of and limitations on investments
- deposits of securities for the benefit of policyholders
- filing of financial statements prepared in accordance with statutory insurance accounting practices prescribed or permitted by regulatory authorities
- periodic examinations of the market conduct, financial, and other affairs of insurance companies

The insurance laws of Nebraska that govern Aflac's activities provide that the acquisition or change of "control" of a domestic insurer or of any person that controls a domestic insurer cannot be consummated without the prior approval of the Nebraska Department of Insurance. A person seeking to acquire control, directly or indirectly, of a domestic insurance company or of any person controlling a domestic insurance company (in the case of Aflac, the Parent Company) must generally file with the Nebraska Department of Insurance an application for change of control containing certain information required by statute and published regulations and provide a copy to Aflac. In Nebraska, control is generally presumed to exist if any person, directly or indirectly, acquires 10% or more of an insurance company or of any other person or entity controlling the insurance company. The 10% presumption is not conclusive and control may be found to exist at less than 10%. Similar laws apply in New York and South Carolina, the domiciliary jurisdictions of the Parent Company's other insurance subsidiaries, Aflac New York and CAIC.

Additionally, the National Association of Insurance Commissioners (NAIC) continually reviews regulatory matters and recommends changes and revisions for adoption by state legislators and insurance departments.

The NAIC uses a risk-based capital formula relating to insurance risk, business risk, asset risk and interest rate risk to facilitate identification by insurance regulators of inadequately capitalized insurance companies based upon the types and mix of risk inherent in the insurer's operations. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of a company's regulatory total adjusted capital to its authorized control level risk-based capital as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The levels are company action, regulatory action, authorized control, and mandatory control. Aflac's NAIC risk-based capital ratio remains high and reflects a very strong capital and surplus position. As of December 31, 2012, based on year-end statutory accounting results, Aflac's company action level RBC ratio was 630%.

New federal legislation and administrative policies in several areas, including health care reform legislation, financial services reform legislation, securities regulation, pension regulation, privacy, tort reform legislation and taxation, can significantly and adversely affect insurance companies. Various forms of federal oversight and regulation of insurance have been passed by the U.S. Congress and signed into law by the President. For example, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (PPACA), federal health care reform legislation, gives the U.S. federal government direct regulatory authority over the business of health insurance. The reform includes major changes to the U.S. health care insurance marketplace. Among other changes, the reform legislation includes an individual medical insurance coverage mandate, provides for penalties on certain employers for failing to provide adequate coverage, creates health insurance exchanges, and addresses coverage and exclusions as well as medical loss ratios. The legislation also includes changes in government reimbursements and tax credits for individuals and employers and alters federal and state regulation of health insurers. These changes, directed toward major medical health insurance coverage which Aflac does not offer, have already begun and will continue to be phased in over the next several years. We believe that the PPACA, as enacted, does not materially affect the design of our insurance products. However, indirect consequences of the legislation and regulations could present challenges and/or opportunities that could potentially have an impact on our sales model, financial condition and results of operations.

In 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the Dodd-Frank Act, which, among other things, created a Financial Stability Oversight Council (the Council). The Council may designate by a two-thirds vote whether certain nonbank financial companies, including potentially insurance companies and insurance holding companies, could pose a threat to the financial stability of the United States, in which case such nonbank financial companies would become subject to prudential regulation by the Board of Governors of the U.S. Federal Reserve System (the Board), including capital requirements, leverage limits, liquidity requirements and examinations. The Board may limit such company's ability to enter into merger transactions, restrict its ability to offer financial products, require it to terminate one or more activities, or impose conditions on the manner in which it conducts activities. In April 2012, the Council released a final rule describing the general process the Council will follow in determining whether to designate a nonbank financial company for supervision by the Board. The Dodd-Frank Act also established a Federal Insurance Office under the U.S. Treasury Department to monitor all aspects of the insurance industry and of lines of business other than certain health insurance, certain long-term care insurance and crop insurance. The director of the Federal Insurance Office has the ability to recommend that an insurance company or an insurance holding company be subject to heightened prudential standards. Traditionally, U.S. insurance companies have been regulated primarily by state insurance departments. The Dodd-Frank Act requires extensive rule-making and other future regulatory action, which in some cases will take a period of years to implement. We believe that Aflac would not likely be considered a company that would pose a systemic risk to the financial stability of the United States. However, at the current time, it is not possible to predict with any degree of certainty what impact, if any, the Dodd-Frank Act will have on our U.S. business, financial condition, or results of operations.

For further information concerning Aflac U.S. operations, regulation, change of control and dividend restrictions, see the Aflac U.S. Segment subsection of MD&A and Notes 2 and 12 of the Notes to the Consolidated Financial Statements in this report.

Other Operations

Our other operations include the Parent Company and a printing subsidiary. For additional information on our other operations, see the Other Operations subsection of MD&A.

Employees

As of December 31, 2012, Aflac Japan had 4,349 employees, Aflac U.S. had 4,324 employees, and our other operations, the Parent Company and printing subsidiary, had 292 employees. We consider our employee relations to be excellent.

Executive Officers of the Registrant

NAME	PRINCIPAL OCCUPATION[1]	AGE
Daniel P. Amos	Chairman, Aflac Incorporated and Aflac; Chief Executive Officer, Aflac Incorporated and Aflac	61
Paul S. Amos II	President, Aflac; Chief Operating Officer, U.S. Operations, Aflac	37
Koji Ariyoshi	Executive Vice President, Director of Marketing and Sales, Aflac Japan, since January 2012; First Senior Vice President, Director of Marketing and Sales, Aflac Japan, from January 2010 until January 2012; Senior Vice President, Deputy Director of Marketing and Sales, from October 2008 until January 2010; Executive Director, AXA Life Insurance Company Ltd., until October 2008	59
Susan R. Blanck	Executive Vice President, Corporate Actuary, Aflac, since January 2011; Executive Vice President, Aflac Japan, since March 2012; First Senior Vice President, Aflac Japan, from June 2008 until March 2012; Senior Vice President, Corporate Actuary, Aflac, until January 2011	46
Kriss Cloninger III	President, Aflac Incorporated; Chief Financial Officer, Aflac Incorporated and Aflac; Treasurer, Aflac Incorporated; Executive Vice President, Aflac	65
Masahiko Furutani	Executive Vice President, Planning, Administration Management, Customer Services Promotion, Actuarial Product Development, Corporate Actuarial, Financial Management, Financial Accounting, Investment Risk Management, Investments, and Compliance Promotion, Aflac Japan, since April 2012; Executive Director, Mizuho Bank, from April 2011 until March 2012; Senior Vice President, Mizuho Bank, from April 2009 until March 2011; General Manager, Mizuho Bank, from April 2007 until March 2009	55
June Howard	Chief Accounting Officer, Aflac Incorporated and Aflac, since November 2010; Treasurer, Aflac, since February 2011; Senior Vice President, Financial Services, Aflac Incorporated and Aflac, since March 2010; Vice President, Financial Services, Aflac, from June 2009 until March 2010; Head of IFRS and U.S. GAAP for ING's U.S. operations until June 2009	46
Kenneth S. Janke Jr.	Executive Vice President, Deputy Chief Financial Officer, Aflac Incorporated, since October 2010; Senior Vice President, Investor Relations, Aflac Incorporated, until October 2010	54
Eric M. Kirsch	Executive Vice President, Global Chief Investment Officer, Aflac, since July 2012; First Senior Vice President, Global Chief Investment Officer, Aflac, from November 2011 until July 2012; Managing Director, Global Head of Insurance Asset Management, Goldman Sachs Asset Management, until November 2011	52
Charles D. Lake II	Chairman, Aflac Japan, since July 2008; Vice Chairman, Aflac Japan, until July 2008	51
Joey M. Loudermilk	Executive Vice President, General Counsel, Aflac Incorporated and Aflac; Director, Legal and Governmental Relations, Aflac; Corporate Secretary, Aflac Incorporated and Aflac, until January 2013	59
Audrey B. Tillman	Executive Vice President, Corporate Services, Aflac Incorporated, since January 2008; Senior Vice President, Corporate Services, Aflac Incorporated, until January 2008	48
Tohru Tonoike	President, Chief Operating Officer, Aflac Japan	62

NAME	PRINCIPAL OCCUPATION[1]	AGE
Teresa L. White	Executive Vice President, Chief Service Officer, Aflac, since October 2012; Executive Vice President, Chief Administrative Officer, Aflac, from March 2008 until October 2012; Senior Vice President, Deputy Chief Administrative Officer, Aflac, until March 2008	46
Robin Y. Wilkey	Senior Vice President, Investor and Rating Agency Relations, Aflac Incorporated, since October 2010; Vice President, Investor Relations, Aflac Incorporated, until October 2010	54
Hiroshi Yamauchi	Executive Vice President, Planning, Government Affairs & Research, Legal, Risk Management, Human Resources, General Affairs, Infrastructure Services, User Services, System Development, IT Administration Management, and IT Strategic Project Promotion, Aflac Japan, since January 2012; First Senior Vice President, Planning, Government Affairs & Research, Legal, Risk Management, Human Resources, General Affairs, Infrastructure Services, User Services, System Development, IT Administration Management, and IT Strategic Project Promotion, Aflac Japan, from January 2011 until January 2012; First Senior Vice President, Planning, Government Affairs and Research, Legal, Risk Management, and Compliance Promotion, Aflac Japan, from January 2010 until January 2011; First Senior Vice President, Chief Administrative Officer, Aflac Japan, until January 2010	61
Michael W. Zuna	Executive Vice President, Chief Marketing and Sales Officer, Aflac, since June 2012; Senior Vice President, Chief Marketing Officer, Aflac, from October 2010 until June 2012; Vice President, Marketing, Aflac, from September 2009 until October 2010; Managing Director, Saatchi & Saatchi NY, from January 2008 until September 2009	44

[1]Unless specifically noted, the respective executive officer has held the occupation(s) set forth in the table for at least the last five years. Each executive officer is appointed annually by the board of directors and serves until his or her successor is chosen and qualified, or until his or her death, resignation or removal.

ITEM 1A. RISK FACTORS

We face a wide range of risks, and our continued success depends on our ability to identify, prioritize and appropriately manage our enterprise risk exposures. Readers should carefully consider each of the following risks and all of the other information set forth in this Form 10-K. These risks and other factors may affect forward-looking statements, including those in this document or made by the Company elsewhere, such as in earnings release webcasts, investor conference presentations or press releases. The risks and uncertainties described herein may not be the only ones facing the Company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develop into actual events, there could be a material impact on the Company.

Difficult conditions in global capital markets and the economy could have a material adverse effect on our investments, capital position, revenue, profitability, and liquidity and harm our business.

Our results of operations are materially affected by conditions in the global capital markets and the economy generally, in the United States and Japan and elsewhere. Global capital markets experienced extreme disruption during the latter part of 2008 and much of 2009 driven by concerns with overall economic conditions originating largely from the U.S. mortgage and housing market. Economic risks continued to rise as business and consumer confidence declined amid concerns with the availability and cost of credit, the weak U.S. mortgage market, and a declining real estate market in the United States. Rising energy costs, volatile commodity prices, increasing unemployment and geopolitical issues further contributed to the extreme volatility of this period. This financial market volatility resulted in a dramatic reduction in the availability of credit and substantially increased the cost of borrowing.

As the financial crisis continued, beginning in early 2010, the risk of sovereign defaults or restructurings, combined with decreased valuations and reduced liquidity for certain entities in the European banking sector, negatively impacted securities issued by these entities. Although recent actions by the European Central Bank (ECB) and other Euro-wide institutions have helped reduce many of the major risk fears of investors, these developments continue to impact the market for financial products. Many European economies are projected to remain in recession in 2013 as the austerity programs required to appease markets start to take hold. As we hold in our investment portfolio a significant amount of fixed maturity and perpetual securities, including a large portion issued by banks and financial institutions, sovereigns and other corporate borrowers based throughout Europe, our financial condition could be adversely affected by these developments. A continuation or worsening of the European crisis could adversely affect our capital position and our overall profitability. Recessionary pressures could result in an increase in credit losses due to severe price declines of our portfolio, default in payment of interest, and credit rating downgrades.

We need liquidity to pay our operating expenses, dividends on our common stock, interest on our debt, and liabilities. For a further description of our liquidity needs, including maturing indebtedness, see Item 7 of this Form 10-K - Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital Resources and Liquidity. In the event our current resources do not meet our needs, we may need to seek additional financing. Our access to additional funding will depend on a variety of factors such as market conditions, the general availability of credit to the financial services industry and our credit rating. Should investor concern with the European sovereign crisis increase overall market volatility and reduce access to market financing, we could be severely impacted given our large exposure to European securities in our investment portfolio. There is a possibility that lenders or debt investors may develop a negative perception of us if we incur large investment losses or if the level of our business activity decreases due to a market downturn or there are further adverse economic trends in the United States or Japan. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us.

Broad economic factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, and inflation all affect the business and economic environment and, indirectly, the amount and profitability of our business. In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, the demand for financial and insurance products could be adversely affected. This adverse effect could be particularly significant for companies such as ours that distribute supplemental, discretionary insurance products primarily through the worksite in the event that economic conditions result in a decrease in the number of new hires and total employees. Adverse changes in the economy could potentially lead our customers to be less inclined to purchase supplemental insurance coverage or to decide to cancel or modify existing insurance coverage, which could adversely affect our premium revenue, results of operations and financial condition. We are unable to predict the likely duration and severity of the current disruptions in financial markets and adverse economic conditions in the United States, Japan and other countries, which may have an adverse effect on us, in part because we are dependent upon customer behavior and spending.

The effect that governmental actions for the purpose of stabilizing the financial markets will have on such markets generally, or on us specifically, is difficult to determine at this time.

In response to the severity of the financial crisis affecting the banking system and financial markets and concern about financial institutions' viability, numerous regulatory and governmental actions have been taken or proposed. In the United States, this includes aggressive expansionary monetary policy actions by the Federal Reserve, including conventional measures such as reducing the Federal Funds rate to near zero, and less conventional measures such as expanding the eligible collateral for loans and multiple rounds of quantitative easing. The result of the actions of the Federal Reserve has been to keep interest rates, as measured by the U.S. Treasury curve and other relevant market rates, at very low levels for an extended period of time in an attempt to stimulate the economy.

As many of these steps by the Federal Reserve are unprecedented, considerable risks exist surrounding the amount of monetary stimulus provided. These risks could include heightened inflation, increased volatility of interest rates, significantly higher interest rates, and overall increased volatility in the fair value of investment securities. These factors could negatively impact our business by reducing the value of our existing portfolio, negatively impacting our opportunities for new investments as the risk of new credit investments is heightened and market volatility increases, increasing the risk of default in our credit portfolio, and reducing the demand for our products should the broader economy be negatively impacted by withdrawal of monetary stimulus.

The ECB has undertaken a series of steps designed to mitigate the effects of the European Sovereign Debt crisis. These steps include reductions in the main lending rate, and introduced a long-term refinancing operation (LTRO). The program provides collateralized three-year low interest loans to financial institutions to provide much needed liquidity to Eurozone financial institutions. During August of 2012, the ECB announced further steps through a program they labeled Outright Monetary Transactions (OMT). This program would involve the ECB buying on a potentially unlimited basis government bonds issued in the secondary market by those European sovereign nations requesting official aid from the European Financial Stability Fund.

Several European governments have passed resolution regime legislation that provides regulators with expanded powers intended to limit the negative impact of large bank failures and protect depositors and taxpayers from further losses. Some of these powers enable the regulator to impose "burden sharing" upon all providers of capital, including senior unsecured lenders. Burden sharing imposes losses on investments in going-concern issuers as a result of an involuntary change in terms or a reduction in principal or interest. Currently, this legislation is in effect in a few Euro area countries, but it may be adopted across the Euro area in the coming years.

Many of these governmental interventions have helped create an environment of extremely low interest rates for an extended period of time. There can be no assurance as to the effect that these governmental actions, other governmental actions taken in the future, or the ceasing of these governmental actions will have on the financial markets generally or on our competitive position, business and financial condition.

Defaults, downgrades, widening credit spreads or other events impairing the value of the fixed maturity securities and perpetual securities in our investment portfolio may reduce our earnings.

We are subject to the risk that the issuers, guarantors, and/or counterparties of fixed maturity securities and perpetual securities we own may default on principal, interest and other payments they owe us. A significant portion of our portfolio represents an unsecured obligation of the issuer. In these cases, many factors can influence the overall creditworthiness of the issuer and ultimately its ability to service and repay our holdings. This can include changes in the global economy, the company's assets, strategy, or management, shifts in the dynamics of the industries in which they compete, their access to additional funding, and the overall health of the credit markets. Factors unique to our securities including contractual protections such as financial covenants or relative position in the issuer's capital structure also influence the value of our holdings.

Most of our holdings carry a rating by one or more of the Nationally Recognized Statistical Rating Organizations (NRSROs, or “rating agencies”). Any change in the rating agencies' approach to evaluating credit and assigning an opinion could negatively impact the fair value of our portfolio. We also employ a team of credit analysts globally to monitor the creditworthiness of the issuers in our portfolio. Any credit-related declines in the fair value of positions held in our portfolio we believe are not temporary in nature will negatively impact our net income through impairment and other credit related losses.

We are also subject to the risk that any collateral providing credit enhancement to our positions could deteriorate. These instruments include loan-backed securities such as: collateralized debt obligations (CDOs) and mortgage-backed securities (MBS), where the underlying collateral notes may default on principal, interest, or other payments, causing an adverse change in cash flows to the positions held in our investment portfolio.

Our portfolio includes holdings of perpetual securities. Most of these are issued by global banks and financial institutions. Following the financial crisis, rating agencies have been reviewing and modifying the rating criteria for financial institutions. This has caused multiple downgrades of many bank and financial issuers, but perpetual securities have been more negatively impacted as their lower position in the capital structure represents relatively more risk than other more senior obligations of the issuer. Further downgrades of issuers of securities we own will have a negative impact on our portfolio and could reduce our earnings.

We are exposed to sovereign credit risk through instruments issued directly by governments and government entities as well as banks and other institutions that rely in part on the strength of the underlying government for their credit quality. Many governments, especially in Europe, have been subject to rating downgrades due to reduced economic activity, increased fiscal spending, and investment needed to support banks or other systematically important entities. Further downgrades will have a negative impact on our portfolio and could reduce our earnings.

In addition to our exposure to the underlying credit strength of various issuers of fixed maturity and perpetual securities, we are also exposed to credit spreads, primarily related to market pricing and variability of future cash flows associated with credit spreads. A widening of credit spreads could reduce the value of our existing portfolio and create unrealized losses on our investment portfolio. This could, however, increase the net investment income on new credit investments. Conversely, a tightening of credit spreads could increase the value of our existing portfolio and create unrealized gains on our investment portfolio. This could reduce the net investment income available to us on new credit investments. Increased market volatility also makes it difficult to value certain of our investment holdings (see the Critical Accounting Estimates section in Item 7 of this Form 10-K - Management's Discussion and Analysis).

For more information regarding credit risk, see the Market Risks of Financial Instruments - Credit Risk subsection of Item 7 of this Form 10-K (Management's Discussion and Analysis).

The impairment of other financial institutions' creditworthiness could adversely affect us.

We have exposure to and routinely execute transactions with counterparties in the financial services industry, including broker dealers, commercial banks and other institutions. Additionally, one of the largest sector concentrations in our investment portfolio is banks and financial institutions. Many of these transactions expose us to credit risk in the event of default of the obligor or the counterparty. Any losses or impairments to the carrying value of these assets may materially and adversely impact our business and results of operations. Further, we have agreements with various financial institutions for the distribution of our insurance products. For example, at December 31, 2012, we had agreements with 372 banks to market Aflac's products in Japan. Sales through these banks represented 45.6% of Aflac Japan's new annualized premium sales in 2012. Any material adverse effect on these or other financial institutions could also have an adverse effect on our sales.

We are subject to certain risks as a result of our investments in perpetual securities.

As of December 31, 2012, we held $4.2 billion of perpetual securities, at amortized cost, which represented 3.8% of our total portfolio of debt and perpetual securities. Perpetual securities have characteristics of both debt and equity instruments. These securities do not have a stated maturity date, but generally have a stated interest coupon that was fixed at the time of issuance but then changes to a floating rated security at some predetermined date. Most perpetual securities have call features including the ability of the issuer to retire the debt at par upon the change to a floating rate security. Generally, the mechanics of the floating rate change were intended at the time of issuance to incent the borrower to call the instrument, having the effect of creating an expected economic maturity date. We believe many of the issuers of our perpetual securities will call the instruments upon a change in payment structure but there are no assurances the issuers will do so. Further, there can be no assurance the issuers will have the ability to repay the outstanding principal amount.

Perpetual securities may contain provisions allowing the borrower to defer paying interest for a time. In some cases, we have contractual provisions that stipulate any deferred interest payment accumulates for our benefit and must be paid in the future. There is no assurance such issuers will not choose to defer making payments or will be able to honor a cumulative deferral feature.

There is also a risk that the accounting for these perpetual securities could change in a manner that would have an adverse impact on the reporting for these securities. At the date of filing this Form 10-K, the SEC does not object to the use of a debt impairment model for impairment recognition of these securities as long as there is no significant deterioration in the credit condition of the perpetual securities. The debt impairment model allows the holder to consider whether or not interest and principal payments will be received in accordance with contractual terms and the holder's intent and ability to hold the perpetual security until there is a recovery in value. The equity impairment model, by contrast, looks at the length of time a security's fair value has been below its cost basis and the percentage decline to determine whether an impairment should be recorded, without consideration to the holder's intent and ability to hold the security until recovery in value. The Financial Accounting Standards Board (FASB) and the International Accounting Standards Board (IASB) are also working on the financial instruments project which addresses classification and measurement, impairment and hedging. The IASB exposed for comment limited amendments to International Financial Reporting Standards (IFRS) 9 regarding classification and measurement in November 2012. In December 2012, the FASB issued an exposure draft proposing a new impairment model. The revisions will cause investment losses to be recognized sooner and will result in changes in the classification and measurement of certain types of investments. The ultimate outcome and timing of these events is uncertain at this time. The adoption of IFRS and/or the effects of accounting standards convergence could significantly alter the presentation of our financial position and results of operations in our financial statements. The outcome and timing of this project is uncertain but could result in changes to the current accounting model for perpetual securities, including the possible recognition of some or all of unrealized losses through earnings rather than equity. Although this change would not affect total shareholders' equity as the unrealized loss is already recorded in shareholders' equity, it would reduce net income in the period the change occurred and in future periods. Statutory accounting principles account for these securities using the debt model. Additionally, these securities are carried at amortized cost for statutory reporting purposes, with the exception of any securities that are assigned the lowest NAIC rating (i.e. NAIC 6) or are determined to be impaired (i.e. the issuer will not be able to pay interest and principal as contractually due). Should the statutory accounting requirements change regarding the method of recognizing impairments or the values at which the securities should be carried in the financial statements, it could adversely affect our statutory capital, depending upon the changes adopted.

The valuation of our investments and derivatives includes methodologies, estimations and assumptions which are subject to differing interpretations and could result in changes to investment valuations that may adversely affect our results of operations or financial condition.

The vast majority of our financial instruments are subject to the fair value classification provisions under GAAP, which specifies a hierarchy of valuation techniques based on observable or unobservable inputs to valuations, and relates to our investment securities classified as available for sale in our investment portfolio, which comprised $61.6 billion (52%) of our total cash and invested assets at December 31, 2012. In accordance with GAAP, we have categorized these securities into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1). It gives the next priority to quoted prices in markets that are not active or inputs that are observable either directly or indirectly, including quoted prices for similar assets or liabilities and other inputs that can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities (Level 2). The lowest priority represents unobservable inputs supported by little or no market activity and that reflect the reporting entity's understanding about the assumptions that market participants would use in pricing the asset or liability (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

At December 31, 2012, approximately 20%, 75% and 5% of our total available-for-sale securities represented Level 1, Level 2 and Level 3 securities, respectively. During periods of market disruption, including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain of the securities in our investment portfolio, if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the current financial environment. In addition, prices provided by independent pricing services and independent broker quotes can vary widely even for the same security. In such cases, more securities may be transferred to Level 3 from Levels 1 and 2.

As such, valuations may include inputs and assumptions that are less observable or require greater estimation as well as valuation methods which are more sophisticated, thereby resulting in values which may be greater or less than the value at which the investments may be ultimately sold. Rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly. Further, the Company has entered into an agreement with an independent third party to value certain securities within our investment portfolio, primarily perpetual and privately issued holdings. These securities are currently being valued using a discounted cash flow pricing model and are classified as Level 2. We expect to receive valuation information from the third party to be evaluated by management by the end of the first quarter of 2013. At this time, it is not possible to estimate the impact of this new valuation approach. Changes in value may have a material effect on our financial condition and results of operations.

For further discussion on investment and derivative valuations, see Notes 1, 3, 4, and 5 of the Notes to the Consolidated Financial Statements in this report.

The determination of the amount of impairments taken on our investments is based on significant valuation judgments and could materially impact our results of operations or financial position.

The majority of our investments are evaluated for other-than-temporary impairment using our debt impairment model. Our debt impairment model focuses on the ultimate collection of the cash flows from our investments. The determination of the amount of impairments under this model is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective securities. Such evaluations and assessments are revised as conditions change and new information becomes available.

An investment in a fixed maturity or perpetual security is impaired if the fair value falls below book value. We regularly review our entire investment portfolio for declines in value. For our fixed maturity and perpetual securities reported in the available-for-sale portfolio, we report the investments at fair value in the statement of financial condition and record any unrealized gain or loss in the value of the asset in accumulated other comprehensive income. For our held-to-maturity portfolio, we report the investments at amortized cost. The determination of whether an impairment in value is other than temporary is based largely on our evaluation of the issuer's creditworthiness. Our team of experienced credit professionals must apply considerable judgment in determining the likelihood of the security recovering in value while we own it. Factors that may influence this include the overall level of interest rates, credit spreads, the credit quality of the underlying issuer, and other factors. If we determine it is unlikely we will recover our book value of the instrument prior to our disposal of the security, we will reduce the carrying value of the security to its fair value and recognize any associated impairment loss in our consolidated statement of earnings.

Our investments in perpetual securities that are rated below investment grade are evaluated for other-than-temporary impairment under our equity impairment model. Our equity impairment model focuses on the severity of a security's decline in fair value coupled with the length of time the fair value of the security has been below amortized cost and the financial condition and near-term prospects of the issuer.

Our management updates its evaluations regularly as conditions change and as new information becomes available and reflects impairment losses in the Company's income statement when considered necessary. Furthermore, additional impairments may need to be taken in the future. Historical trends may not be indicative of future impairments.

Lack of availability of acceptable yen-denominated investments could adversely affect our profits.

We attempt to match the duration of our assets with our liabilities and for Aflac Japan this can be very challenging due to the fact that the Japan investment marketplace is not very broad or deep. Historically, the Company has been heavily focused on investing cash flows in Japanese Government Bonds (JGBs), and utilizing private placement and perpetual securities to extend the duration of the investment portfolio. The investment in private placements and perpetual securities has led to increased risks associated with illiquidity. Starting in the third quarter of 2012, the Company augmented its investment strategy to include U.S. securities which are then hedged back to yen. This strategy is meant to improve diversification, income yields and liquidity. As of December 31, 2012, the Company held approximately $7.0 billion in U.S. fixed income securities, at amortized cost, and approximately $7.0 billion of notional in foreign currency forwards to hedge the related currency risks. This strategy has led to economic risk associated with the roll-over of the currency forwards which hold tenors that are shorter than the corresponding hedged U.S. securities. This risk can significantly impact the Company's consolidated financial position and earnings.

The concentration of our investment portfolios in any particular single-issuer or sector of the economy may have an adverse effect on our financial position or results of operations.

Negative events or developments affecting any particular single issuer, industry, group of related industries or geographic sector may have a greater adverse effect on our investment portfolios to the extent that the portfolios are concentrated rather than diversified. Therefore, the degree of concentration of our investment portfolios in any particular single issuer, industry, group of related industries or geographic sector could have an adverse effect on our investment portfolios and, consequently, on our results of operations and financial position. Beginning in 2005, we have generally limited our investment exposures to individual issuers to no more than 5% of total adjusted capital (TAC) on a statutory accounting basis, with the exception of obligations of the Japanese and U.S. governments. However, existing investment exposures that exceeded 5% of TAC at the time this guidance was adopted, or exposures that may exceed this threshold from time to time through merger and consolidation activity, are not automatically reduced through sales of the issuers' securities but rather are reduced over time consistent with our investment policy. At December 31, 2012, with the exception of investments in JGBs, we did not have any single-issuer investments that exceeded the upper bound of our investment risk exposure limits, which is considered to be 10% of total adjusted capital (TAC) on a U.S. statutory accounting basis. At December 31, 2012, approximately 18% of our total portfolio of debt and perpetual securities, on an amortized cost basis, was in the bank and financial institution sector.

For further details on the concentrations within our investment portfolios see the Analysis of Financial Condition section of MD&A in this report.

Our concentration of business in Japan poses risks to our operations.

Our operations in Japan, including realized gains and losses on Aflac Japan's investment portfolio, accounted for 77% of our total revenues for 2012, compared with 75% in 2011 and 2010. The Japanese operations accounted for 87% of our total assets at December 31, 2012 and 2011. The Bank of Japan's January 2013 *Monthly Report of Recent Economic and Financial Developments* stated that Japan's economic activity as of the end of 2012 remains relatively weak. The report projected that Japan's economy is expected to level off more or less for the time being, and thereafter, it will return to a moderate recovery path as domestic demand remains resilient and overseas economies gradually emerge from the deceleration phase. Exports are expected to decrease at a reduced pace for the time being and start picking up thereafter, housing investment is expected to continue to generally increase, public investment is expected to continue trending upward, and private consumption is expected to remain resilient.

Further, because of the concentration of our business in Japan and our need for long-dated yen denominated assets, we have a substantial concentration of JGBs in our investment portfolio. As such we have material exposure to the Japanese economy, geo-political climate, political regime, and other elements that generally determine a country's creditworthiness.

We seek to match the investment currency and interest rate risk to our yen liabilities. The low level of interest rates available on yen securities has a negative effect on our overall net investment income. A large portion of the cash available for reinvestment each year is deployed in yen-denominated instruments and subject to the low level of yen interest rates.

Any potential deterioration in Japan's credit quality, market access, the overall economy of Japan, or Japanese market volatility could adversely impact the business of Aflac Japan and our related results of operations and financial condition.

Due to the size of Aflac Japan, where our functional currency is the Japanese yen, fluctuations in the yen/dollar exchange rate can have a significant effect on our reported financial position and results of operations. Aflac Japan's premiums and most of its investment income are received in yen. Claims and expenses are paid in yen, and we primarily purchase yen-denominated assets to support yen-denominated policy liabilities. These and other yen-denominated financial statement items are, however, translated into dollars for financial reporting purposes. Accordingly, fluctuations in the yen/dollar exchange rate can have a significant effect on our reported financial position and results of operations. In periods when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported. Any unrealized foreign currency translation adjustments are reported in accumulated other comprehensive income. As a result, yen weakening has the effect of suppressing current year results in relation to the prior year, while yen strengthening has the effect of magnifying current year results in relation to the prior year. In addition, the weakening of the yen relative to the dollar will generally adversely affect the value of our yen-denominated investments in dollar terms. Foreign currency translation also impacts the computation of our risk-based capital ratio because Aflac Japan is consolidated in our U.S. statutory filings due to its status as a branch. Our required capital, as determined by the application of risk factors to our assets and liabilities, is proportionately more sensitive to changes in the exchange rate than our total adjusted capital. As a result, when the yen strengthens relative to the dollar, our risk-based capital ratio is suppressed. We engage in certain foreign currency hedging activities for the purpose of hedging the yen exposure to our net investment in our branch operations in Japan. These hedging activities are limited in scope and we cannot provide assurance that these activities will be effective.

Additionally, we are exposed to economic currency risk when yen cash flows are converted into dollars, resulting in an increase or decrease in our earnings when exchange gains or losses are realized. This primarily occurs when we repatriate funds from Aflac Japan to Aflac U.S., which is generally done on an annual basis. The exchange rates prevailing at the time of repatriation may differ from the exchange rates prevailing at the time the yen profits were earned. For more information regarding foreign currency risk, see the Currency Risk subsection within the Market Risks of Financial Instruments section of MD&A in this report.

For more information regarding foreign currency risk, see the Currency Risk subsection within the Market Risks of Financial Instruments section of MD&A in this report.

We are subject to various risks associated with increased derivative activities.

We use derivative instruments to mitigate various risks associated with our investment portfolio and notes payable. We enter into a variety of agreements involving assorted instruments including forward contracts, interest rate and currency swaps. To provide additional alternatives to increase our overall portfolio yield while managing our overall currency risk, in the third quarter of 2012, we began investing most of the investable cash flow generated by Aflac Japan into U.S. dollar-denominated investment grade public bonds and hedging these bonds to yen through the use of currency forward contracts. At December 31, 2012, we were hedging approximately $7.0 billion of notional through this program. The derivative forward contracts are of a shorter maturity than the hedged bonds which creates roll-over risks within the hedging program. Due to changes in market environments, there is a risk the hedges become ineffective and lose the corresponding hedge accounting treatment. Further, the Company only holds a certain number of executed International Swaps and Derivatives Association (ISDA) master agreements so our ability to diversify derivative counterparties is currently limited. At December 31, 2012, we held interest rate and cross-currency swaps of $1.3 billion notional associated with our notes payable, and currency forwards of approximately $7.0 billion notional associated with the Company's fair value hedging program. As such, the Company's increased use of derivatives has increased financial exposures to our current derivative counterparties. If our counterparties fail or refuse to honor their obligations under these derivative instruments our hedges of the risks will be ineffective. Further, if markets move negatively to our hedging position, the Company may be required to post collateral to support the derivative contracts and/or pay cash to settle the contracts at maturity which could strain the Company's liquidity. All of these risks could adversely impact our consolidated results of operations and financial condition.

We operate in an industry that is subject to ongoing changes.

We operate in a competitive environment and in an industry that is subject to ongoing changes from market pressures brought about by customer demands, legislative reform, marketing practices and changes to health care and health insurance delivery. These factors require us to anticipate market trends and make changes to differentiate our products and services from those of our competitors. We also face the potential of competition from existing or new companies in the United States and Japan that have not historically been active in the supplemental health insurance industry. Failure to anticipate market trends and/or to differentiate our products and services can affect our ability to retain or grow profitable lines of business.

We are exposed to significant interest rate risk, which may adversely affect our results of operations, financial condition and liquidity.

We have substantial investment portfolios that support our policy liabilities. Low levels of interest rates on investments, such as those experienced in Japan and the United States during recent years, have reduced the level of investment income earned by the Company. Our overall level of investment income will be negatively impacted if a low-interest-rate environment persists. While we generally seek to maintain a diversified portfolio of fixed-income investments that reflects the cash flow and duration characteristics of the liabilities it supports, we may not be able to fully mitigate the interest rate risk of our assets relative to our liabilities. Our exposure to interest rate risk relates primarily to the ability to invest future cash flows to support the interest rate assumption made at the time our products were priced and the related reserving assumptions were established. A rise in interest rates could improve our ability to earn higher rates of return on funds that we reinvest. Conversely, a decline in interest rates could impair our ability to earn the returns assumed in the pricing and the reserving for our products at the time they were sold and issued. Further, changes in interest rates have direct impacts on the values of fixed securities in our investment portfolio; however, they do not have direct impact on the related valuation of the corresponding liabilities.

We also have exposure to interest rates related to the value of the substantial investment portfolios that support our policy liabilities. Prolonged periods of low interest rates, as have been experienced in recent years, heighten the risk of future increases in interest rates because of an increasing proportion of our investment portfolio includes investments that bear low rates of return. A rise in interest rates could increase the net unrealized loss position of our debt and perpetual securities. Conversely, a decline in interest rates could decrease the net unrealized loss position of our debt and perpetual securities. While we generally invest our assets to match the duration and cash flow characteristics of our policy liabilities, and therefore would not expect to realize most of these gains or losses, our risk is that unforeseen events or economic conditions, such as changes in interest rates resulting from governmental monetary policies, domestic and international economic and political conditions, and other factors beyond our control, reduce the effectiveness of this strategy and either cause us to dispose of some or all of these investments prior to their maturity, or cause the issuers of these securities to default, both of which could result in our having to recognize such gains or losses.

Rising interest rates also negatively impact the solvency margin ratio since unrealized losses on the available-for-sale investment portfolio are included in the calculation. While we closely monitor the solvency margin ratio and have taken steps to reduce the sensitivity of Aflac Japan's available-for-sale portfolio to increases in interest rates, there is no assurance that these measures will be fully effective, particularly for sharp increases in interest rates.

Significant changes in interest rates could have a material adverse effect on our consolidated results of operations, financial condition or cash flows through realized losses, impairments, changes in unrealized positions, and liquidity.

For more information regarding interest rate risk, see the Interest Rate Risk subsection within the Market Risks of Financial Instruments section of MD&A in this report.

If future policy benefits, claims or expenses exceed those anticipated in establishing premiums and reserves, our financial results would be adversely affected.

We establish and carry, as a liability, reserves based on estimates of how much will be required to pay for future benefits and claims. We calculate these reserves using various assumptions and estimates, including premiums we will receive over the assumed life of the policy; the timing, frequency and severity of the events covered by the insurance policy; and the investment returns on the assets we purchase with a portion of our net cash flow from operations. These assumptions and estimates are inherently uncertain. Accordingly, we cannot determine with precision the ultimate amounts that we will pay for, or the timing of payment of, actual benefits and claims or whether the assets supporting the policy liabilities will grow to the level we assume prior to payment of benefits or claims. If our actual experience is different from our assumptions or estimates, our reserves may prove inadequate. As a result, we would incur a charge to earnings in the period in which we determine such a shortfall exists, which could have a material adverse effect on our business, results of operations and financial condition.

As a holding company, the Parent Company depends on the ability of its subsidiaries to transfer funds to it to meet its debt service and other obligations and to pay dividends on its common stock.

The Parent Company is a holding company and has no direct operations or significant assets other than the stock of its subsidiaries. Because we conduct our operations through our operating subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our debt service and other obligations and to pay dividends on our common stock. Aflac is domiciled in Nebraska and is subject to insurance regulations that impose certain limitations and restrictions on payments of dividends, management fees, loans and advances by Aflac to the Parent Company. The Nebraska insurance statutes require prior approval for dividend distributions that exceed the greater of the net income from operations, which excludes net realized investment gains, for the previous year determined under statutory accounting principles, or 10% of statutory capital and surplus as of the previous year-end. In addition, the Nebraska insurance department must approve service arrangements and other transactions within the affiliated group of companies. In addition, the FSA may not allow profit repatriations or other transfers from Aflac Japan if they would cause Aflac Japan to lack sufficient financial strength for the protection of policyholders.

The ability of Aflac to pay dividends or make other payments to the Parent Company could also be constrained by our dependence on financial strength ratings from independent rating agencies. Our ratings from these agencies depend to a large extent on Aflac's capitalization level. Any inability of Aflac to pay dividends or make other payments to the Parent Company could have a material adverse effect on our financial condition and results of operations. There is no assurance that the earnings from, or other available assets of, our operating subsidiaries will be sufficient to make distributions to us to enable us to operate.

Extensive regulation and changes in legislation can impact profitability and growth.

Aflac's insurance subsidiaries are subject to complex laws and regulations that are administered and enforced by a number of governmental authorities, including state insurance regulators, the SEC, the NAIC, the FSA and Ministry of Finance (MOF) in Japan, the U.S. Department of Justice, state attorneys general, and the U.S. Treasury, including the Internal Revenue Service, each of which exercises a degree of interpretive latitude. Consequently, we are subject to the risk that compliance with any particular regulator's or enforcement authority's interpretation of a legal or regulatory issue may not result in compliance with another regulator's or enforcement authority's interpretation of the same issue, particularly when compliance is judged in hindsight. There is also a risk that any particular regulator's or enforcement authority's interpretation of a legal or regulatory issue may change over time to our detriment. In addition, changes in the overall legal or regulatory environment may, even absent any particular regulator's or enforcement authority's interpretation of an issue changing, cause us to change our views regarding the actions we need to take from a legal or regulatory risk management perspective, thus necessitating changes to our practices that may, in some cases, limit our ability to grow or otherwise negatively impact the profitability of our business.

The primary purpose of insurance company regulatory supervision is the protection of insurance policyholders, rather than investors. The extent of regulation varies, but generally is governed by state statutes in the United States and by the FSA and the MOF in Japan. These systems of supervision and regulation cover, among other things:

- standards of establishing and setting premium rates and the approval thereof
- standards of minimum capital requirements and solvency margins, including risk-based capital measures
- restrictions on, limitations on and required approval of certain transactions between our insurance subsidiaries and their affiliates, including management fee arrangements
- restrictions on the nature, quality and concentration of investments
- restrictions on the types of terms and conditions that we can include in the insurance policies offered by our primary insurance operations
- limitations on the amount of dividends that insurance subsidiaries can pay or foreign profits that can be repatriated
- the existence and licensing status of a company under circumstances where it is not writing new or renewal business
- certain required methods of accounting
- reserves for unearned premiums, losses and other purposes
- assignment of residual market business and potential assessments for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies
- administrative practices requirements
- imposition of fines and other sanctions

Governmental authorities periodically re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, could have a material adverse effect on our financial condition and results of operations.

New federal legislation and administrative policies in several areas, including health care reform legislation, financial services reform legislation, securities regulation, pension regulation, privacy, tort reform legislation and taxation, can significantly and adversely affect insurance companies. Various forms of federal oversight and regulation of insurance have been passed by the U.S. Congress and signed into law by the President. For example, the PPACA, federal health care reform legislation, gives the U.S. federal government direct regulatory authority over the business of health insurance. The reform includes major changes to the U.S. health care insurance marketplace. Among other changes, the reform legislation includes an individual medical insurance coverage mandate, provides for penalties on certain employers for failing to provide adequate coverage, creates health insurance exchanges, and addresses coverage and exclusions as well as medical loss ratios. The legislation also includes changes in government reimbursements and tax credits for individuals and employers and alters federal and state regulation of health insurers. These changes, directed toward major medical health insurance coverage which Aflac does not offer, have already begun and will continue to be phased in over the next several years. We believe that the PPACA, as enacted, does not materially affect the design of our insurance products. However, indirect consequences of the legislation and regulations could present challenges and/or opportunities that could potentially have an impact on our sales model, financial condition and results of operations.

In 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the Dodd-Frank Act, which, among other things, created a Financial Stability Oversight Council (the Council). The Council may designate by a two-thirds vote whether certain nonbank financial companies, including potentially insurance companies and insurance holding companies, could pose a threat to the financial stability of the United States, in which case such nonbank financial companies would become subject to prudential regulation by the Board of Governors of the U.S. Federal Reserve System (the Board), including capital requirements, leverage limits, liquidity requirements and examinations. The Board may limit such company's ability to enter into merger transactions, restrict its ability to offer financial products, require it to terminate one or more activities, or impose conditions on the manner in which it conducts activities. In April 2012, the Council released a final rule describing the general process the Council will follow in determining whether to designate a nonbank financial company for supervision by the Board. The Dodd-Frank Act also established a Federal Insurance Office under the U.S. Treasury Department to monitor all aspects of the insurance industry and of lines of business other than certain health insurance, certain long-term care insurance and crop insurance. The director of the Federal Insurance Office has the ability to recommend that an insurance company or an insurance holding company be subject to heightened prudential standards. Traditionally, U.S. insurance companies have been regulated primarily by state insurance departments. The Dodd-Frank Act requires extensive rule-making and other future regulatory action, which in some cases will take a period of years to implement. We believe that Aflac would not likely be considered a company that would pose a systemic risk to the financial stability of the United States. However, at the current time, it is not possible to predict with any degree of certainty what impact, if any, the Dodd-Frank Act will have on our U.S. business, financial condition, or results of operations.

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase our direct and indirect compliance and other expenses of doing business, thus having a material adverse effect on our financial condition and results of operations.

Sales of our products and services are dependent on our ability to attract, retain and support a network of qualified sales associates.

Our sales could be adversely affected if our sales networks deteriorate or if we do not adequately provide support, training and education for our existing network. Competition exists for sales associates with demonstrated ability. We compete with other insurers and financial institutions primarily on the basis of our products, compensation, support services and financial rating. An inability to attract and retain qualified sales associates could have a material adverse effect on sales and our results of operations and financial condition. Our sales associates are independent contractors and may sell products of our competitors. If our competitors offer products that are more attractive than ours, or pay higher commissions than we do, these sales associates may concentrate their efforts on selling our competitors' products instead of ours.

Any decrease in our financial strength or debt ratings may have an adverse effect on our competitive position.

Financial strength ratings are important factors in establishing the competitive position of insurance companies and generally have an effect on the business of insurance companies. On an ongoing basis NRSROs review the financial performance and condition of insurers and may downgrade or change the outlook on an insurer's ratings due to, for example, a change in an insurer's statutory capital; a change in a rating agency's determination of the amount of risk-adjusted capital required to maintain a particular rating; an increase in the perceived risk of an insurer's investment portfolio; a reduced confidence in management; or other considerations that may or may not be under the insurer's control.

In addition to financial strength ratings, various NRSROs also publish ratings on our debt. These ratings are indicators of a debt issuer's ability to meet the terms of debt obligations in a timely manner and are important factors in our ability to access liquidity in the debt markets. Downgrades in our credit ratings could have a material adverse effect on our financial condition and results of operations in many ways, including adversely limiting our access to capital markets, increasing the cost of debt, and causing termination of certain derivative agreements.

In view of the difficulties experienced in the last several years by many financial institutions, including in the insurance industry, the NRSROs have heightened the level of scrutiny that they apply to such institutions, increased the frequency and scope of their reviews, requested additional information from the companies that they rate, including additional information regarding the valuation of investment securities held, and, in certain cases, have increased the capital and other requirements employed in their models for maintenance of certain rating levels.

A downgrade in any of these ratings could have a material adverse effect on agent recruiting and retention, sales, competitiveness and the marketability of our products which could negatively impact our liquidity, operating results and financial condition. Additionally, sales through the bank channel in Japan could be adversely affected as a result of their reliance and sensitivity to ratings levels.

We cannot predict what actions rating agencies may take, or what actions we may take in response to the actions of rating agencies, which could adversely affect our business. As with other companies in the financial services industry, our ratings could be downgraded at any time and without any notice by any NRSRO.

The success of our business depends in part on effective information technology systems and on continuing to develop and implement improvements in technology.

Our business depends in large part on our technology systems for interacting with employers, policyholders, sales associates, and brokers, and our business strategy involves providing customers with easy-to-use products to meet their needs and ensuring employees have the technology in place to support those needs. Some of our information technology systems and software are older, legacy-type systems that are less efficient and require an ongoing commitment of significant resources to maintain or upgrade to current standards (including adequate business continuity procedures). We are in a continual state of upgrading and enhancing our business systems; however, these changes are always challenging in our complex integrated environment. Our success is dependent in large part on maintaining or improving the effectiveness of existing systems and continuing to develop and enhance information systems that support our business processes in a cost-efficient manner.

Interruption in telecommunication, information technology and other operational systems, or a failure to maintain the security, confidentiality or privacy of sensitive data residing on such systems, could harm our business.

We depend heavily on our telecommunication, information technology and other operational systems and on the integrity and timeliness of data we use to run our businesses and service our customers. These systems may fail to operate properly or become disabled as a result of events or circumstances wholly or partly beyond our control. Despite our implementation of a variety of security measures, our information technology and other systems could be subject to physical or electronic break-ins, unauthorized tampering or other security breaches, resulting in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to customers, or in the misappropriation of our intellectual property or proprietary information. Interruption in telecommunication, information technology and other operational systems, or a failure to maintain the security, confidentiality or privacy of sensitive data residing on such systems, whether due to actions by us or others, could delay or disrupt our ability to do business and service our customers, harm our reputation, subject us to regulatory sanctions and other claims, lead to a loss of customers and revenues and otherwise adversely affect our business.

Changes in accounting standards issued by the Financial Accounting Standards Board (FASB) or other standard-setting bodies may adversely affect our financial statements.

Our financial statements are subject to the application of generally accepted accounting principles in both the United States and Japan, which are periodically revised and/or expanded. Accordingly, from time to time we are required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the FASB. It is possible that future accounting standards we are required to adopt could change the current accounting treatment that we apply to our consolidated financial statements and that such changes could have a material adverse effect on our results of operations and financial condition.

The FASB and IASB have announced their commitment to achieving a single set of high-quality global accounting standards, and the SEC continues to encourage the convergence of U.S. GAAP and IFRS in order to narrow the differences between the two sets of standards. In 2010, the SEC announced a work plan, the results of which would aid the Commission in its evaluation of the impact that the use of IFRS by U.S. companies would have on the U.S. securities market. Included in this work plan is consideration of IFRS, as it exists today and after the completion of various convergence projects currently underway between U.S. and international accounting standards-setters. In October 2010, the SEC issued its first progress report on the work plan, summarizing the objectives as well as the efforts and preliminary observations as of that time. In November 2011, the SEC released two staff papers. The papers help to address whether IFRS has developed sufficiently enough to be used in the United States. These papers were designed to aid the SEC in determining whether or not to incorporate IFRS into the U.S. financial reporting system. For the insurance industry, key components of the convergence between U.S. GAAP and IFRS have yet to be clarified. In 2012, the SEC issued the final report which stated that adopting IFRS would present challenges and that the majority of the U.S. capital market participants did not support adopting IFRS. However, the report also stated there was significant support for other methods of incorporating IFRS through endorsement into U.S. GAAP. The FASB and IASB are currently working on a joint insurance contracts project that will change the way insurance liabilities are determined and reported. The insurance contracts exposure draft is expected to be released in the second quarter of 2013. The FASB and IASB are also working on the financial instruments project, which addresses classification and measurement, impairment and hedging. The IASB exposed for comment limited amendments to IFRS 9 regarding classification and measurement in November 2012. In December 2012, the FASB issued an exposure draft proposing a new impairment model. The revisions will cause investment losses to be recognized sooner and will result in changes in the classification and measurement of certain types of investments. The ultimate outcome and timing of these events are uncertain at this time. The adoption of IFRS and/or the effects of accounting standards convergence could significantly alter the presentation of our financial position and results of operations in our financial statements.

See Note 1 of the Notes to the Consolidated Financial Statements in this report for a discussion of recent changes in accounting standards and those that are pending adoption.

If we fail to comply with restrictions on patient privacy and information security, including taking steps to ensure that our business associates who obtain access to sensitive patient information maintain its confidentiality, our reputation and business operations could be materially adversely affected.

The collection, maintenance, use, disclosure and disposal of individually identifiable data by our businesses are regulated at the international, federal and state levels. These laws and rules are subject to change by legislation or administrative or judicial interpretation. Various state laws address the use and disclosure of individually identifiable health data to the extent they are more restrictive than those contained in the privacy and security provisions in the federal Gramm-Leach-Bliley Act of 1999 (GLBA) and in the Health Insurance Portability and Accountability Act of 1996 (HIPAA). HIPAA also requires that we impose privacy and security requirements on our business associates (as such term is defined in the HIPAA regulations).

Even though we provide for appropriate protections through our contracts with business associates, we still have limited control over their actions and practices. In addition, despite the security measures we have in place to ensure compliance with applicable laws and rules, our facilities and systems, and those of our third-party providers may be vulnerable to security breaches, acts of vandalism or theft, computer viruses, misplaced or lost data, programming and/or human errors or other similar events. The U.S. Congress and many states are considering new privacy and security requirements that would apply to our business. Compliance with new privacy and security laws, requirements, and new regulations may result in cost increases due to necessary systems changes, new limitations or constraints on our business models, the development of new administrative processes, and the effects of potential noncompliance by our business associates. They also may impose further restrictions on our collection, disclosure and use of patient identifiable data that are housed in one or more of our administrative databases. Noncompliance with any privacy laws or any security breach involving the misappropriation, loss or other unauthorized disclosure of sensitive or confidential member information, whether by us or by one of our vendors, could have a material adverse effect on our business, reputation and results of operations, including: material fines and penalties; compensatory, special, punitive and statutory damages; consent orders regarding our privacy and security practices; adverse actions against our licenses to do business; and injunctive relief.

We face risks related to litigation.

We are a defendant in various lawsuits considered to be in the normal course of business. Members of our senior legal and financial management teams review litigation on a quarterly and annual basis. The final results of any litigation cannot be predicted with certainty. Although some of this litigation is pending in states where large punitive damages, bearing little relation to the actual damages sustained by plaintiffs, have been awarded in recent years, we believe the outcome of pending litigation will not have a material adverse effect on our financial position, results of operations, or cash flows. However, litigation could adversely affect us because of the costs of defending these cases, costs of settlement or judgments against us or because of changes in our operations that could result from litigation.

Managing key executive succession is critical to our success.

We would be adversely affected if we fail to adequately plan for succession of our senior management and other key executives. While we have succession plans and employment arrangements with certain key executives, these plans cannot guarantee that the services of these executives will be available to us, and our operations could be adversely affected if they are not.

Catastrophic events could adversely affect our financial condition and results of operations.

Our insurance operations are exposed to the risk of catastrophic events including, but not necessarily limited to, epidemics, pandemics, tornadoes, hurricanes, earthquakes, tsunamis, and acts of terrorism. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Certain events such as earthquakes, tsunamis, hurricanes and man-made catastrophes could cause substantial damage or loss of life in larger areas, especially those that are heavily populated. Claims resulting from natural or man-made catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could materially reduce our profitability or harm our financial condition, as well as affect our ability to write new business.

Although the impact of the March 2011 earthquake and tsunami and its related events in Japan have not had a material impact on our financial position or results of operations, actual claims may vary from our estimates and may further negatively impact our financial results. We will continue to monitor the business and economic conditions in Japan in light of these events and will continue to update our assessment of the natural disaster impact on our results of operations.

Any event, including one external to our operations, could damage our reputation.

Because insurance products are intangible, we rely to a large extent on consumer trust in our business. The perception of financial weakness could create doubt regarding our ability to honor the commitments we have made to our policyholders. Maintaining our stature as a responsible corporate citizen, which helps support the strength of our unique brand, is critical to our reputation and the failure or perceived failure to do so could adversely affect us.

We also face other risks that could adversely affect our business, results of operations or financial condition, which include:

- any requirement to restate financial results in the event of inappropriate application of accounting principle
- failure of our processes to prevent and detect unethical conduct of employees
- a significant failure of internal controls over financial reporting
- failure of our prevention and control systems related to employee compliance with internal policies and regulatory requirements
- failure of corporate governance policies and procedures

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

In the United States, Aflac owns land and buildings that comprise two primary campuses located in Columbus, Georgia. These campuses include buildings that serve as our worldwide headquarters and house administrative support and information technology functions for our U.S. operations. Aflac also owns land and office buildings in Columbia, South Carolina, which house our CAIC subsidiary. Aflac leases office space in New York that houses our global investment division. Aflac leases additional administrative office space in Georgia, South Carolina, New York, and Nebraska.

In Tokyo, Japan, Aflac has two primary campuses. The first campus includes a building, owned by Aflac, for the customer call center, information technology departments, and training facility. It also includes a leased property, which houses our policy administration and customer service departments. The second campus comprises leased space, which serves as our Japan branch headquarters and houses administrative support functions for the Japan branch. Aflac also leases additional office space in Tokyo, along with regional offices located throughout the country.

ITEM 3. LEGAL PROCEEDINGS

We are a defendant in various lawsuits considered to be in the normal course of business. Members of our senior legal and financial management teams review litigation on a quarterly and annual basis. The final results of any litigation cannot be predicted with certainty. Although some of this litigation is pending in states where large punitive damages, bearing little relation to the actual damages sustained by plaintiffs, have been awarded in recent years, we believe the outcome of pending litigation will not have a material adverse effect on our financial position, results of operations, or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Aflac Incorporated's common stock is principally traded on the New York Stock Exchange under the symbol AFL. Our stock is also listed on the Tokyo Stock Exchange. The quarterly high and low market prices for the Company's common stock, as reported on the New York Stock Exchange for the two years ended December 31 were as follows:

Quarterly Common Stock Prices

2012	**High**	**Low**
4th Quarter	**$ 54.93**	**$ 47.25**
3rd Quarter	**50.24**	**40.97**
2nd Quarter	**46.58**	**38.14**
1st Quarter	**50.33**	**42.30**

2011	High	Low
4th Quarter	$ 47.98	$ 32.74
3rd Quarter	47.50	31.25
2nd Quarter	57.39	44.15
1st Quarter	59.54	48.00

Holders

As of February 19, 2013, there were 87,757 holders of record of the Company's common stock.

Dividends

	2012	2011
4th Quarter	**$ .35**	$ .33
3rd Quarter	**.33**	.30
2nd Quarter	**.33**	.30
1st Quarter	**.33**	.30

In February 2013, the board of directors declared the first quarter 2013 cash dividend of $.35 per share. The dividend is payable on March 1, 2013 to shareholders of record at the close of business on February 15, 2013. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, legal requirements, regulatory constraints and other factors as the board of directors deems relevant. There can be no assurance that we will declare and pay any additional or future dividends. For information concerning dividend restrictions, see Regulatory Restrictions in the Capital Resources and Liquidity section of the MD&A and Note 12 of the Notes to the Consolidated Financial Statements presented in this report.

Stock Performance Graph

The following graph compares the five-year performance of the Company's common stock to the Standard & Poor's 500 Index (S&P 500) and the Standard & Poor's Life and Health Insurance Index (S&P Life and Health). The Standard & Poor's Life and Health Insurance Index includes: Aflac Incorporated, Lincoln National Corporation, MetLife Inc., Principal Financial Group Inc., Prudential Financial Inc., Torchmark Corporation and Unum Group.


COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
Among Aflac Incorporated, the S&P 500 Index
and the S&P Life & Health Insurance Index
$120
$100
$80
$60
$40
$20
$0
2007
2008
2009
2010
2011
2012
Aflac Incorporated
S&P 500
S&P Life & Health Insurance
*$100 invested on December 31, 2007 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.
Copyright© 2013 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

Performance Graphic Index
December 31,

	2007	2008	2009	2010	2011	2012
Aflac Incorporated	100.00	74.52	77.83	97.20	76.49	96.65
S&P 500	100.00	63.00	79.67	91.67	93.61	108.59
S&P Life & Health Insurance	100.00	51.68	59.73	74.82	59.32	67.98

Issuer Purchases of Equity Securities

During the year ended December 31, 2012, we repurchased shares of Aflac common stock as follows:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1 - January 31	872	$ 47.53	0	24,370,254
February 1 - February 29	145,086	48.48	0	24,370,254
March 1 - March 31	2,332	46.78	0	24,370,254
April 1 - April 30	628	45.04	0	24,370,254
May 1 - May 31	0	0.00	0	24,370,254
June 1 - June 30	4,782	38.69	0	24,370,254
July 1 - July 31	0	0.00	0	24,370,254
August 1 - August 31	0	0.00	0	24,370,254
September 1 - September 30	0	0.00	0	24,370,254
October 1 - October 31	250,000	49.63	250,000	24,120,254
November 1 - November 30	1,060,000	50.23	1,060,000	23,060,254
December 1 - December 31	638,050	53.84	638,050	22,422,204
Total	2,101,750 [2]	$ 51.10	1,948,050	22,422,204 [1]

[1]The total remaining shares available for purchase at December 31, 2012, consisted of 22,422,204 shares related to a 30,000,000 share repurchase authorization by the board of directors announced in January 2008.

[2]During the year ended December 31, 2012, 153,700 shares were purchased in connection with income tax withholding obligations related to the vesting of restricted-share-based awards during the period.

ITEM 6. SELECTED FINANCIAL DATA

Aflac Incorporated and Subsidiaries
Years Ended December 31,

(In millions, except for share and per-share amounts)	**2012**	2011	2010	2009	2008
Revenues:					
Premiums, principally supplemental health insurance	**$ 22,148**	$ 20,362	$ 18,073	$ 16,621	$ 14,947
Net investment income	**3,473**	3,280	3,007	2,765	2,578
Realized investment gains (losses)	**(349)**	(1,552)	(422)	(1,212)	(1,007)
Other income	**92**	81	74	80	36
Total revenues	**25,364**	22,171	20,732	18,254	16,554
Benefits and expenses:					
Benefits and claims	**15,330**	13,749	12,106	11,308	10,499
Expenses	**5,732**	5,472	5,065	4,711	4,141
Total benefits and expenses	**21,062**	19,221	17,171	16,019	14,640
Pretax earnings	**4,302**	2,950	3,561	2,235	1,914
Income taxes	**1,436**	1,013	1,233	738	660
Net earnings	**$ 2,866**	$ 1,937	$ 2,328	$ 1,497	$ 1,254
Share and Per-Share Amounts					
Net earnings (basic)	**$ 6.14**	$ 4.16	$ 4.96	$ 3.21	$ 2.65
Net earnings (diluted)	**6.11**	4.12	4.92	3.19	2.62
Cash dividends paid	**1.34**	1.23	1.14	1.12	.96
Cash dividends declared	**1.34**	1.23	1.14	.84	1.24
Weighted-average common shares used for basic EPS (In thousands)	**466,868**	466,519	469,038	466,552	473,405
Weighted-average common shares used for diluted EPS (In thousands)	**469,287**	469,370	473,085	469,063	478,815
Supplemental Data					
Yen/dollar exchange rate at year-end (yen)	**86.58**	77.74	81.49	92.10	91.03
Weighted-average yen/dollar exchange rate (yen)	**79.81**	79.75	87.73	93.49	103.46

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs. Adjustments to balances in years 2009 and 2008 were immaterial and are not reflected in the table above.

Aflac Incorporated and Subsidiaries
December 31,

(In millions)	**2012**	2011	2010	2009	2008
Assets:					
Investments and cash	**$118,219**	$103,462	$ 88,230	$ 73,192	$ 68,550
Other	**12,875**	12,775	12,013	10,914	10,781
Total assets	**$131,094**	$116,237	$100,243	$ 84,106	$ 79,331
Liabilities and shareholders' equity:					
Policy liabilities	**$ 97,949**	$ 94,593	$ 82,456	$ 69,245	$ 66,219
Income taxes	**3,858**	2,308	1,689	1,653	1,201
Notes payable	**4,352**	3,285	3,038	2,599	1,721
Other liabilities	**8,957**	3,105	2,520	2,192	3,551
Shareholders' equity	**15,978**	12,946	10,540	8,417	6,639
Total liabilities and shareholders' equity	**$131,094**	$116,237	$100,243	$ 84,106	$ 79,331

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs. Adjustments to balances in years 2009 and 2008 were immaterial and are not reflected in the table above.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" to encourage companies to provide prospective information, so long as those informational statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those included in the forward-looking statements. We desire to take advantage of these provisions. This report contains cautionary statements identifying important factors that could cause actual results to differ materially from those projected herein, and in any other statements made by Company officials in communications with the financial community and contained in documents filed with the Securities and Exchange Commission (SEC). Forward-looking statements are not based on historical information and relate to future operations, strategies, financial results or other developments. Furthermore, forward-looking information is subject to numerous assumptions, risks and uncertainties. In particular, statements containing words such as "expect," "anticipate," "believe," "goal," "objective," "may," "should," "estimate," "intends," "projects," "will," "assumes," "potential," "target" or similar words as well as specific projections of future results, generally qualify as forward-looking. Aflac undertakes no obligation to update such forward-looking statements.

We caution readers that the following factors, in addition to other factors mentioned from time to time, could cause actual results to differ materially from those contemplated by the forward-looking statements:

- difficult conditions in global capital markets and the economy
- governmental actions for the purpose of stabilizing the financial markets
- defaults and credit downgrades of securities in our investment portfolio
- impairment of financial institutions
- credit and other risks associated with Aflac's investment in perpetual securities
- differing judgments applied to investment valuations
- significant valuation judgments in determination of amount of impairments taken on our investments
- limited availability of acceptable yen-denominated investments
- concentration of our investments in any particular single-issuer or sector
- concentration of business in Japan
- increased derivative activities
- ongoing changes in our industry
- exposure to significant financial and capital markets risk
- fluctuations in foreign currency exchange rates
- significant changes in investment yield rates
- deviations in actual experience from pricing and reserving assumptions
- subsidiaries' ability to pay dividends to Aflac Incorporated
- changes in law or regulation by governmental authorities
- ability to attract and retain qualified sales associates and employees
- decreases in our financial strength or debt ratings
- ability to continue to develop and implement improvements in information technology systems
- interruption in telecommunication, information technology and other operational systems, or a failure to maintain the security, confidentiality or privacy of sensitive data residing on such systems
- changes in U.S. and/or Japanese accounting standards
- failure to comply with restrictions on patient privacy and information security
- level and outcome of litigation
- ability to effectively manage key executive succession
- catastrophic events including, but not necessarily limited to, epidemics, pandemics, tornadoes, hurricanes, earthquakes, tsunamis, acts of terrorism and damage incidental to such events
- failure of internal controls or corporate governance policies and procedures

MD&A OVERVIEW

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to inform the reader about matters affecting the financial condition and results of operations of Aflac Incorporated and its subsidiaries for the three-year period ended December 31, 2012. As a result, the following discussion should be read in conjunction with the related consolidated financial statements and notes. This MD&A is divided into the following sections:

- Our Business
- Performance Highlights
- Critical Accounting Estimates
- Results of Operations, consolidated and by segment
- Analysis of Financial Condition, including discussion of market risks of financial instruments
- Capital Resources and Liquidity, including discussion of availability of capital and the sources and uses of cash

OUR BUSINESS

Aflac Incorporated (the Parent Company) and its subsidiaries (collectively, the Company) primarily sell supplemental health and life insurance in the United States and Japan. The Company's insurance business is marketed and administered through American Family Life Assurance Company of Columbus (Aflac), which operates in the United States (Aflac U.S.) and as a branch in Japan (Aflac Japan). Most of Aflac's policies are individually underwritten and marketed through independent agents. Aflac U.S. markets and administers group products through Continental American Insurance Company (CAIC), branded as Aflac Group Insurance. Our insurance operations in the United States and our branch in Japan service the two markets for our insurance business.

PERFORMANCE HIGHLIGHTS

Total revenues in 2012 rose 14.4% to $25.4 billion, compared with $22.2 billion in 2011. Net earnings in 2012 were $2.9 billion, or $6.11 per diluted share, compared with $1.9 billion, or $4.12 per diluted share, in 2011.

Results for 2012 included pretax net realized investment losses of $349 million ($226 million after-tax), compared with net realized investment losses of $1.6 billion ($1.0 billion after-tax) in 2011. Net investment losses in 2012 consisted of $977 million ($635 million after-tax) of other-than-temporary impairment losses; $474 million of net gains ($309 million after-tax) from the sale or redemption of securities; and $154 million of net gains ($100 million after-tax) from valuing derivatives. Shareholders' equity included a net unrealized gain on investment securities and derivatives of $2.6 billion at December 31, 2012, compared with a net unrealized gain of $1.2 billion at December 31, 2011.

In 2012, the Parent Company issued a total of $1.0 billion senior notes and $500 million subordinated debentures through U.S. public debt offerings. The Parent Company entered into cross-currency interest rate swap agreements for $750 million of these senior notes and the $500 million subordinated debentures to economically convert the dollar-denominated principal and interest into yen-denominated obligations. In June 2012, we paid $337 million to redeem 26.6 billion yen of our Samurai notes upon their maturity, and the Parent Company and Aflac entered into a 364-day senior unsecured revolving credit facility agreement with a syndicate of financial institutions that provides for borrowings of 50 billion yen or the equivalent of Japanese yen in U.S. dollars. For further information regarding these capital transactions, see Note 8 of the Notes to the Consolidated Financial Statements and the Analysis of Financial Condition section of this MD&A.

We repurchased 1.9 million shares of our common stock in the open market during 2012.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. generally accepted accounting principles (GAAP). These principles are established primarily by the Financial Accounting Standards Board (FASB). In this MD&A, references to GAAP issued by the FASB are derived from the FASB Accounting Standards Codification™ (ASC). The preparation of financial statements in conformity with GAAP requires us to make estimates based on currently available information when recording transactions resulting from business operations. The estimates that we deem to be most critical to an understanding of Aflac's results of operations and financial condition are those related to the valuation of investments and derivatives, deferred policy acquisition costs (DAC), liabilities for future policy benefits and unpaid policy claims, and income taxes. The preparation and evaluation of these critical accounting estimates involve the use of various assumptions developed from management's analyses and judgments. The application of these critical accounting estimates determines the values at which 96% of our assets and 73% of our liabilities are reported as of December 31, 2012, and thus has a direct effect on net earnings and shareholders' equity. Subsequent experience or use of other assumptions could produce significantly different results.

Investments and Derivatives

Aflac's investments in debt, perpetual and equity securities include both publicly issued and privately issued securities. For publicly issued securities, we determine the fair values from quoted market prices readily available from public exchange markets and price quotes and valuations from third party pricing vendors. For privately issued securities, we determine the majority of the fair values using a discounted cash flow pricing model and for the remaining securities, we use non-binding price quotes from outside brokers. We also routinely review our investments that have experienced declines in fair value to determine if the decline is other than temporary. The identification of distressed investments, the determination of fair value if not publicly traded, and the assessment of whether a decline is other than temporary involve significant management judgment.

Our team of experienced credit professionals must apply considerable judgment in determining the likelihood of the security recovering in value while we own it. Factors that may influence this include the overall level of interest rates, credit spreads, the credit quality of the underlying issuer, and other factors. This process requires consideration of risks which can be controlled to a certain extent, such as credit risk, and risks which cannot be controlled, such as interest rate risk. Management updates its evaluations regularly and reflects impairment losses in the Company's income statement as such evaluations are revised.

Our derivative activities include foreign currency, interest rate and credit default swaps in variable interest entities (VIEs) that are consolidated; foreign currency forwards on certain fixed-maturity securities; cross-currency interest rate swaps associated with our senior notes due February 2017 and February 2022 and subordinated debentures due September 2052; and an interest rate swap associated with our variable interest rate yen-denominated debt. Inputs used to value derivatives include, but are not limited to, interest rates, credit spreads, foreign currency forward and spot rates, and interest volatility. For derivatives associated with VIEs where we are the primary beneficiary, we receive valuations from a third party pricing vendor. The fair values of the foreign currency forwards associated with certain fixed-maturity securities and the fair values of the swaps associated with our senior notes and subordinated debentures and yen-denominated notes are based on the amounts we would expect to receive or pay to terminate the swaps as determined with observable market inputs.

See Notes 1, 3, 4 and 5 of the Notes to the Consolidated Financial Statements for additional information.

Deferred Policy Acquisition Costs and Policy Liabilities

Aflac's products are generally long-duration fixed-benefit indemnity contracts. We make estimates of certain factors that affect the profitability of our business to match expected policy benefits and deferrable acquisition costs with expected policy premiums. These factors include persistency, morbidity, mortality, investment yields and expenses. If actual results match the assumptions used in establishing policy liabilities and the deferral and amortization of acquisition costs, profits are expected to emerge ratably over the life of the policy. However, because actual results will vary from the assumptions, profits as a percentage of earned premiums will vary from year to year.

We measure the adequacy of our policy reserves and recoverability of deferred policy acquisition costs (DAC) annually by performing gross premium valuations on our business. Our testing indicates that our insurance liabilities are adequate and that our DAC is recoverable.

Deferred Policy Acquisition Costs

Certain costs of acquiring new business are deferred and amortized over the policy's premium payment period in proportion to anticipated premium income. Future amortization of DAC is based upon our estimates of persistency, interest and future premium revenue generally established at the time of policy issuance. However, the unamortized balance of DAC reflects actual persistency. See Note 1 of the Notes to the Consolidated Financial Statements and the New Accounting Pronouncements discussion in this section of MD&A for information on changes to the accounting policy for costs associated with acquiring or renewing insurance contracts that we adopted retrospectively as of January 1, 2012.

As presented in the following table, the ratio of unamortized DAC to annualized premiums in force for Japan decreased in 2012 and 2011 after having an upward trend in 2010. This decrease was due to the lower expense ratio of the first sector products that generated high volumes of sales in Japan. The upward trend in the ratio of unamortized DAC to annualized premiums in force in Japan in 2010 was a result of a greater proportion of our annualized premiums being under the alternative commission schedule, which pays a higher commission on first-year premiums and lower commissions on renewal premiums.

The ratio of unamortized DAC to annualized premiums in force has increased for Aflac U.S. for the last three years. The increase has been primarily driven by a greater proportion of our annualized premiums being under an accelerated commission schedule for new associates.

Deferred Policy Acquisition Cost Ratios

	Aflac Japan			Aflac U.S.		
(In millions)	**2012**	2011	2010	**2012**	2011	2010
Deferred policy acquisition costs	**$ 6,801**	$ 7,102	$ 6,390	**$ 2,857**	$ 2,687	$ 2,549
Annualized premiums in force	**17,238**	17,284	15,408	**5,451**	5,188	4,973
Deferred policy acquisition costs as a percentage of annualized premiums in force	**39.5%**	41.1%	41.5%	**52.4%**	51.8%	51.3%

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

Policy Liabilities

The following table provides details of policy liabilities by segment and in total as of December 31.

Policy Liabilities

(In millions)	**2012**	2011
Japan segment:		
Future policy benefits	**$ 69,530**	$ 72,792
Unpaid policy claims	**2,756**	2,786
Other policy liabilities	**17,052**	10,944
Total Japan policy liabilities	**$ 89,338**	$ 86,522
U.S. segment:		
Future policy benefits	**$ 6,931**	$ 6,484
Unpaid policy claims	**1,278**	1,195
Other policy liabilities	**399**	390
Total U.S. policy liabilities	**$ 8,608**	$ 8,069
Consolidated:		
Future policy benefits	**$ 76,463**	$ 79,278
Unpaid policy claims	**4,034**	3,981
Other policy liabilities	**17,452**	11,334
Total consolidated policy liabilities	**$ 97,949**	$ 94,593

Our policy liabilities, which are determined in accordance with applicable guidelines as defined under GAAP and Actuarial Standards of Practice, include two components that involve analysis and judgment: future policy benefits and unpaid policy claims, which accounted for 78% and 4% of total policy liabilities as of December 31, 2012, respectively.

Future policy benefits provide for claims that will occur in the future and are generally calculated as the present value of future expected benefits to be incurred less the present value of future expected net benefit premiums. We calculate future policy benefits based on assumptions of morbidity, mortality, persistency and interest. These assumptions are generally established at the time a policy is issued. The assumptions used in the calculations are closely related to those used in developing the gross premiums for a policy. As required by GAAP, we also include a provision for adverse deviation, which is intended to accommodate adverse fluctuations in actual experience.

Unpaid policy claims include those claims that have been incurred and are in the process of payment as well as an estimate of those claims that have been incurred but have not yet been reported to us. We compute unpaid policy claims on a non-discounted basis using statistical analyses of historical claims payments, adjusted for current trends and changed conditions. We update the assumptions underlying the estimate of unpaid policy claims regularly and incorporate our historical experience as well as other data that provides information regarding our outstanding liability.

Our insurance products provide fixed-benefit amounts per occurrence that are not subject to medical-cost inflation. Furthermore, our business is widely dispersed in both the United States and Japan. This geographic dispersion and the nature of our benefit structure mitigate the risk of a significant unexpected increase in claims payments due to epidemics and events of a catastrophic nature. Claims incurred under Aflac's policies are generally reported and paid in a relatively short time frame. The unpaid claims liability is sensitive to morbidity assumptions, in particular, severity and frequency of claims. Severity is the ultimate size of a claim, and frequency is the number of claims incurred. Our claims experience is primarily related to the demographics of our policyholders.

As a part of our established financial reporting and accounting practices and controls, we perform actuarial reviews of our policyholder liabilities on an ongoing basis and reflect the results of those reviews in our results of operations and financial condition as required by GAAP.

Our review in 2012 indicated that we needed to strengthen the liability associated primarily with a block of care policies and a closed block of dementia policies in Japan, primarily due to low investment yields. We strengthened our future policy benefits liability by $81 million in 2012 as a result of this review. Our review in 2011 indicated that we needed to strengthen the liability associated primarily with a closed block of cancer policies and a block of care policies in Japan, primarily due to low investment yields. We strengthened our future policy benefits liability by $123 million in 2011 as a result of this review.

The table below reflects the growth of the future policy benefits liability for the years ended December 31.

Future Policy Benefits

(In millions of dollars and billions of yen)	**2012**	2011	2010
Aflac U.S.	**$ 6,931**	$ 6,484	$ 6,078
Growth rate	**6.9 %**	6.7%	5.2%
Aflac Japan	**$ 69,530**	$ 72,792	$ 66,023
Growth rate	**(4.5)%**	10.3%	18.5%
Consolidated	**$ 76,463**	$ 79,278	$ 72,103
Growth rate	**(3.6)%**	10.0%	17.2%
Yen/dollar exchange rate (end of period)	**86.58**	77.74	81.49
Aflac Japan (in yen)	**6,020**	5,659	5,380
Growth rate	**6.4 %**	5.2%	4.8%

As of December 31, 2012, the decrease in total consolidated future policy benefits liability in dollars was primarily driven by the weakening of the yen against the U.S. dollar, compared with December 31, 2011. The growth of the future policy benefits liability in yen for Aflac Japan and in dollars for Aflac U.S. has been due to the aging of our in-force block of business and the addition of new business.

In computing the estimate of unpaid policy claims, we consider many factors, including the benefits and amounts available under the policy; the volume and demographics of the policies exposed to claims; and internal business practices, such as incurred date assignment and current claim administrative practices. We monitor these conditions closely and make adjustments to the liability as actual experience emerges. Claim levels are generally stable from period to period; however, fluctuations in claim levels may occur. In calculating the unpaid policy claim liability, we do not calculate a range of estimates. The following table shows the expected sensitivity of the unpaid policy claims liability as of December 31, 2012, to changes in severity and frequency of claims. For the years 2010 through 2012, our assumptions changed on average by approximately 1% in total, and we believe that a variation in assumptions in a range of plus or minus 1% in total is reasonably likely to occur.

Sensitivity of Unpaid Policy Claims Liability

(In millions)	Total Severity				
Total Frequency	Decrease by 2%	Decrease by 1%	Unchanged	Increase by 1%	Increase by 2%
Increase by 2%	$ 0	$ 25	$ 51	$ 77	$ 103
Increase by 1%	(25)	0	26	51	77
Unchanged	(50)	(25)	0	26	51
Decrease by 1%	(75)	(50)	(25)	0	25
Decrease by 2%	(99)	(75)	(50)	(25)	0

Other policy liabilities, which accounted for 18% of total policy liabilities as of December 31, 2012, consisted primarily of discounted advance premiums on deposit from policyholders in conjunction with their purchase of certain Aflac Japan insurance products. These advanced premiums are deferred upon collection and recognized as premium revenue over the contractual premium payment period. Advanced premiums represented 56% and 43% of the December 31, 2012 and 2011 other policy liabilities balances, respectively. The increase in 2012 of other policy liabilities was due to the increase in sales of policies in Japan that have discounted advance premiums. See the Aflac Japan segment subsection of this MD&A for further information.

Income Taxes

Income tax provisions are generally based on pretax earnings reported for financial statement purposes, which differ from those amounts used in preparing our income tax returns. Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which we expect the temporary differences to reverse. The evaluation of a tax position in accordance with GAAP is a two-step process. Under the first step, the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination by taxing authorities. The second step is measurement, whereby a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized.

See Note 9 of the Notes to the Consolidated Financial Statements for additional information.

New Accounting Pronouncements

As of January 1, 2012, we retrospectively adopted the amended accounting guidance on accounting for DAC, costs associated with acquiring or renewing insurance contracts. Under the previous guidance, we capitalized costs that varied with and were primarily related to the acquisition of a policy. Under the amended accounting guidance, only incremental direct costs associated with the successful acquisition of new or renewal contracts may be capitalized, and direct-response advertising costs may be capitalized under certain conditions. Approximately 70% of our deferred acquisition costs balance prior to the adoption of this guidance was related to compensation paid to third party agents for successful sales and remains deferrable under the amended accounting guidance. The remaining 30% of the deferred acquisition costs balance was evaluated for deferral under the amended accounting guidance. The retrospective adoption of this accounting standard resulted in an after-tax cumulative reduction to retained earnings of $391 million and an after-tax cumulative reduction to unrealized foreign currency translation gains in accumulated other comprehensive income of $67 million, resulting in a total reduction to shareholders' equity of $458 million as of December 31, 2009, the opening balance sheet date presented in this report. The adoption of this accounting standard had an immaterial impact on net income in 2011 and all preceding years.

During the last three years, various accounting standard-setting bodies have been active in soliciting comments and issuing statements, interpretations and exposure drafts. For additional information on new accounting pronouncements and the impact, if any, on our financial position or results of operations, see Note 1 of the Notes to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

The following discussion includes references to our performance measures, operating earnings and operating earnings per diluted share, that are not based on accounting principles generally accepted in the United States of America ("GAAP"). After-tax operating earnings (operating earnings) is the measure of segment profit or loss we use to evaluate segment performance and allocate resources. Consistent with GAAP accounting guidance for segment reporting, operating earnings is our measure of segment performance. Aflac believes that an analysis of operating earnings is vitally important to an understanding of our underlying profitability drivers.

Aflac defines operating earnings (a non-GAAP financial measure) as the profits derived from operations before realized investment gains and losses (securities transactions, impairments, and derivative and hedging activities) as well as nonrecurring items. Aflac's derivative activities include: foreign currency, interest rate and credit default swaps in variable interest entities that are consolidated; foreign currency swaps associated with our senior notes and subordinated debentures; and foreign currency forwards used in hedging foreign exchange risk on U.S. dollar-denominated securities. Nonrecurring items are infrequent activities that are not directly associated with the company's insurance operations.

Our management uses operating earnings to evaluate the financial performance of Aflac's insurance operations because realized investment gains and losses (securities transactions, impairments, and derivative and hedging activities) as well as nonrecurring items, tend to be driven by general economic conditions and events or are related to infrequent activities not directly associated with our insurance operations, and therefore may obscure the underlying fundamentals and trends in Aflac's insurance operations.

The following table is a reconciliation of items impacting operating and net earnings and operating and net earnings per diluted share for the years ended December 31.

Reconciliation of Operating Earnings to Net Earnings

	In Millions			Per Diluted Share		
	2012	2011	2010	**2012**	2011	2010
Operating earnings	**$ 3,097**	$ 2,946	$ 2,602	**$ 6.60**	$ 6.27	$ 5.50
Items impacting net earnings, net of tax:						
Realized investment gains (losses):						
Securities transactions and impairments	**(326)**	(850)	(273)	**(.69)**	(1.81)	(.58)
Impact of derivative and hedging activities:						
Hedge costs related to foreign currency investments	**(5)**	0	0	**(.01)**	.00	.00
Other derivative and hedging activities	**105**	(159)	(1)	**.22**	(.34)	.00
Other non-operating income (loss)	**(5)**	0	0	**(.01)**	.00	.00
Net earnings	**$ 2,866**	$ 1,937	$ 2,328	**$ 6.11**	$ 4.12	$ 4.92

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

Realized Investment Gains and Losses

Our investment strategy is to invest in fixed-income securities to provide a reliable stream of investment income, which is one of the drivers of the Company's profitability. This investment strategy incorporates asset-liability matching (ALM) to align the expected cash flows of the portfolio to the needs of the Company's liability structure. We do not purchase securities with the intent of generating capital gains or losses. However, investment gains and losses may be realized as a result of changes in the financial markets and the creditworthiness of specific issuers, tax planning strategies, and/or general portfolio maintenance and rebalancing. The realization of investment gains and losses is independent of the underwriting and administration of our insurance products, which are the principal drivers of our profitability.

Securities Transactions and Impairments

During 2012, we recognized pretax other-than-temporary impairment losses of $977 million ($635 million after-tax). We realized pretax investment gains, net of losses, of $474 million ($309 million after-tax) from sales and redemptions of securities. These net gains primarily resulted from sales of Japanese Government Bonds (JGBs) in a bond-swap program in the third quarter of 2012 and sales resulting from our efforts to reduce risk exposure in our investment portfolio.

In 2011, we recognized pretax other-than-temporary impairment losses of $1.9 billion ($1.2 billion after-tax). We realized pretax investment gains, net of losses, of $594 million ($386 million after-tax) from the sale of securities. The impairments and many of the sales were the result of an implemented plan to reduce the risk exposure in our investment portfolio, coupled with the continued decline in the creditworthiness of certain issuers. The sales gains were primarily driven by the sale of U.S. Treasury strips and JGBs that were part of a bond-swap program.

In 2010, we recognized pretax other-than-temporary impairment losses of $459 million ($298 million after-tax). We realized pretax investment gains, net of losses, of $38 million ($25 million after-tax) from securities sold or redeemed in the normal course of business.

See Note 3 of the Notes to the Consolidated Financial Statements for more details on these investment activities.

The following table details our pretax impairment losses by investment category for the years ended December 31.

(In millions)	**2012**	2011	2010
Perpetual securities	**$ 243**	$ 565	$ 160
Corporate bonds	**345**	1,316	285
Mortgage- and asset-backed securities	**3**	17	12
Municipalities	**0**	2	0
Sovereign and supranational	**386**	0	0
Equity securities	**0**	1	2
Total other-than-temporary impairment losses realized	**$ 977** [1]	$ 1,901 [1]	$ 459 [2]

[1] *Includes $597 and $1,286 for the years ended December 31, 2012 and 2011, respectively, for credit-related impairments; $353 and $615 for the years ended December 31, 2012 and 2011, respectively, from change in intent to sell securities; and $27 for the year ended December 31, 2012 for impairments due to severity and duration of decline in fair value*

[2] *Consisted completely of credit-related impairments*

Impact of Derivative and Hedging Activities

Our derivative activities include foreign currency, interest rate and credit default swaps in VIEs that are consolidated; foreign currency forwards on certain fixed-maturity securities; cross-currency interest rate swaps associated with our senior notes due February 2017 and February 2022 and subordinated debentures due September 2052; and an interest rate swap associated with our variable interest rate yen-denominated debt. We realized pretax investment gains, net of losses, of $154 million ($100 million after-tax) in 2012, compared with pretax investment losses, net of gains, of $245 million ($159 million after-tax) in 2011 and $1 million ($.7 million after-tax) in 2010 as a result of valuing these derivatives. For a description of other items that could be included in the Impact of Derivative and Hedging Activities, see the Hedging Activities subsection of MD&A and Note 4 of the accompanying Notes to the Consolidated Financial Statements.

For additional information regarding realized investment gains and losses, see Notes 3 and 4 of the Notes to the Consolidated Financial Statements.

Foreign Currency Translation

Aflac Japan's premiums and most of its investment income are received in yen. Claims and expenses are paid in yen, and we have yen-denominated assets that support yen-denominated policy liabilities. These and other yen-denominated financial statement items are translated into dollars for financial reporting purposes. We translate Aflac Japan's yen-denominated income statement into dollars using an average exchange rate for the reporting period, and we translate its yen-denominated balance sheet using the exchange rate at the end of the period.

Due to the size of Aflac Japan, where our functional currency is the Japanese yen, fluctuations in the yen/dollar exchange rate can have a significant effect on our reported results. In periods when the yen weakens, translating yen into dollars results in fewer dollars being reported. When the yen strengthens, translating yen into dollars results in more dollars being reported. Consequently, yen weakening has the effect of suppressing current period results in relation to the comparable prior period, while yen strengthening has the effect of magnifying current period results in relation to the comparable prior period. As a result, we view foreign currency translation as a financial reporting issue for Aflac and not an economic event to our Company or shareholders. Because changes in exchange rates distort the growth rates of our operations, management evaluates Aflac's financial performance excluding the impact of foreign currency translation.

Income Taxes

Our combined U.S. and Japanese effective income tax rate on pretax earnings was 33.4% in 2012, 34.3% in 2011 and 34.6% in 2010. The effective income tax rate for 2012 decreased primarily due to the favorable outcome of a routine tax exam for the years 2008 and 2009, which reduced income tax expense by $29.5 million. Total income taxes were $1.4

billion in 2012, compared with $1.0 billion in 2011 and $1.2 billion in 2010. Japanese income taxes on Aflac Japan's results account for most of our consolidated income tax expense. See Note 9 of the Notes to the Consolidated Financial Statements for additional information.

Earnings Guidance

Certain items that cannot be predicted or that are outside of management's control may have a significant impact on net earnings. Therefore, in comparing period-over-period results, we also analyze operating earnings (a non-GAAP financial measure) which excludes realized investment gains and losses (securities transactions, impairments, and the impact of derivative and hedging activities) and nonrecurring items from net earnings. We also assume no impact from foreign currency translation on the Aflac Japan segment and the Parent Company's yen-denominated interest expense for a given period in relation to the prior period.

Our objective for 2012 was to increase operating earnings per diluted share in the range of 3% to 6% over 2011. We reported 2012 net earnings per diluted share of $6.11. Adjusting that number for after-tax realized investment losses ($.48 per diluted share), other non-operating losses ($.01 per diluted share), and foreign currency translation (a benefit of $.01 per diluted share), we finished the year toward the high end of our target range. Net earnings per diluted share in 2012 benefited from a lower effective tax rate and the one-time receipt of a previously written off deferred coupon negotiated as part of our investment derisking activities in the first quarter.

Our objective for 2013 is to increase operating earnings per diluted share by 4% to 7% over 2012, excluding the effect of foreign currency translation. We believe that 2013 earnings comparisons to 2012 will be more difficult because earnings in 2012 were significantly better than we originally anticipated. If we achieve our objective for 2013, the following table shows the likely results for operating earnings per diluted share, including the impact of foreign currency translation using various yen/dollar exchange rate scenarios.

2013 Operating Earnings Per Diluted Share Scenarios[(1)]

Weighted-Average Yen/Dollar Exchange Rate	Operating Earnings Per Diluted Share	% Growth Over 2012	Yen Impact
79.81[(2)]	$6.86 - 7.06	3.9 - 7.0%	$ .00
85	6.60 - 6.80	.0 - 3.0	(.26)
90	6.37 - 6.57	(3.5) - (.5)	(.49)
95	6.17 - 6.37	(6.5) - (3.5)	(.69)
100	5.99 - 6.19	(9.2) - (6.2)	(.87)

[(1)]*Excludes realized investment gains/losses (securities transactions, impairments, and the impact of derivative and hedging activities) and nonrecurring items in 2013 and 2012*
[(2)]*Actual 2012 weighted-average exchange rate*

INSURANCE OPERATIONS

Aflac's insurance business consists of two segments: Aflac Japan and Aflac U.S. Aflac Japan, which operates as a branch of Aflac, is the principal contributor to consolidated earnings. GAAP financial reporting requires that a company report financial and descriptive information about operating segments in its annual financial statements. Furthermore, we are required to report a measure of segment profit or loss, certain revenue and expense items, and segment assets.

We measure and evaluate our insurance segments' financial performance using operating earnings on a pretax basis. We define segment operating earnings as the profits we derive from our operations before realized investment gains and losses (securities transactions, impairments, and the impact of derivative and hedging activities) and nonrecurring items. We believe that an analysis of segment pretax operating earnings is vitally important to an understanding of the underlying profitability drivers and trends of our insurance business. Furthermore, because a significant portion of our business is conducted in Japan, we believe it is equally important to understand the impact of translating Japanese yen into U.S. dollars.

We evaluate our sales efforts using new annualized premium sales, an industry operating measure. New annualized premium sales, which include both new sales and the incremental increase in premiums due to conversions, represent the premiums that we would collect over a 12-month period, assuming the policies remain in force. For Aflac Japan, new annualized premium sales are determined by applications submitted during the reporting period. For Aflac U.S., new annualized premium sales are determined by applications that are issued during the reporting period. Premium income, or earned premiums, is a financial performance measure that reflects collected or due premiums that have been earned ratably on policies in force during the reporting period.

AFLAC JAPAN SEGMENT

Aflac Japan Pretax Operating Earnings

Changes in Aflac Japan's pretax operating earnings and profit margins are primarily affected by morbidity, mortality, expenses, persistency and investment yields. The following table presents a summary of operating results for Aflac Japan for the years ended December 31.

Aflac Japan Summary of Operating Results

(In millions)	**2012**	2011	2010
Premium income	**$ 17,151**	$ 15,619	$ 13,487
Net investment income:			
Yen-denominated investment income	**1,902**	1,799	1,645
Dollar-denominated investment income	**943**	889	808
Net investment income	**2,845**	2,688	2,453
Other income (loss)	**57**	46	37
Total operating revenues	**20,053**	18,353	15,977
Benefits and claims	**12,496**	11,037	9,553
Operating expenses:			
Amortization of deferred policy acquisition costs	**716**	650	563
Insurance commissions	**1,174**	1,179	1,103
Insurance and other expenses	**1,763**	1,658	1,498
Total operating expenses	**3,653**	3,487	3,164
Total benefits and expenses	**16,149**	14,524	12,717
Pretax operating earnings[(1)]	**$ 3,904**	$ 3,829	$ 3,260
Weighted-average yen/dollar exchange rate	**79.81**	79.75	87.73

	In Dollars			In Yen		
Percentage change over previous year:	**2012**	2011	2010	**2012**	2011	2010
Premium income	**9.8%**	15.8%	10.8%	**9.9%**	5.4%	3.8%
Net investment income	**5.8**	9.6	8.3	**6.1**	(.4)	1.6
Total operating revenues	**9.3**	14.9	10.3	**9.4**	4.5	3.4
Pretax operating earnings[(1)]	**2.0**	17.5	16.4	**2.0**	6.8	9.3

[(1)]See the Insurance Operations section of this MD&A for our definition of segment operating earnings.
Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

The percentage increases in premium income in yen reflect the growth of premiums in force. The increases in annualized premiums in force in yen of 11.1% in 2012, 7.0% in 2011 and 4.6% in 2010 reflect the sales of new policies combined with the high persistency of Aflac Japan's business. Annualized premiums in force at December 31, 2012, were 1.49 trillion yen, compared with 1.34 trillion yen in 2011 and 1.26 trillion yen in 2010. Annualized premiums in force, translated into dollars at respective year-end exchange rates, were $17.2 billion in 2012, $17.3 billion in 2011, and $15.4 billion in 2010.

Aflac Japan's investment portfolios include dollar-denominated securities and reverse-dual currency securities (yen-denominated debt securities with dollar coupon payments). Dollar-denominated investment income from these assets accounted for approximately 33% of Aflac Japan's investment income in 2012, 2011 and 2010. In years when the yen strengthens in relation to the dollar, translating Aflac Japan's dollar-denominated investment income into yen lowers growth rates for net investment income, total operating revenues, and pretax operating earnings in yen terms. In years when the yen weakens, translating dollar-denominated investment income into yen magnifies growth rates for net investment income, total operating revenues, and pretax operating earnings in yen terms. Excluding foreign currency changes from the respective prior year, dollar-denominated investment income accounted for approximately 33% of Aflac Japan's investment income during 2012, compared with 35% in 2011 and 34% in 2010.

The following table illustrates the effect of translating Aflac Japan's dollar-denominated investment income and related items into yen by comparing certain segment results with those that would have been reported had yen/dollar exchange rates remained unchanged from the prior year.

Aflac Japan Percentage Changes Over Prior Year
(Yen Operating Results)

	Including Foreign Currency Changes			**Excluding Foreign Currency Changes**[2]		
	2012	2011	2010	**2012**	2011	2010
Net investment income	**6.1%**	(.4)%	1.6%	**5.9%**	3.0%	3.8%
Total operating revenues	**9.4**	4.5	3.4	**9.3**	5.1	3.8
Pretax operating earnings[1]	**2.0**	6.8	9.3	**1.7**	9.2	11.4

[1]See the Insurance Operations section of this MD&A for our definition of segment operating earnings.
[2]Amounts excluding foreign currency changes on dollar-denominated items were determined using the same yen/dollar exchange rate for the current year as each respective prior year.
Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

The following table presents a summary of operating ratios in yen terms for Aflac Japan for the years ended December 31.

Ratios to total revenues:	**2012**	2011	2010
Benefits and claims	**62.3%**	60.1%	59.8%
Operating expenses:			
Amortization of deferred policy acquisition costs	**3.6**	3.5	3.5
Insurance commissions	**5.9**	6.4	6.9
Insurance and other expenses	**8.7**	9.1	9.4
Total operating expenses	**18.2**	19.0	19.8
Pretax operating earnings[1]	**19.5**	20.9	20.4

[1]See the Insurance Operations section of this MD&A for our definition of segment operating earnings.
Prior year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

In the past several years, the ratio of benefits and claims to total revenues (benefit ratio) for our health products has been positively impacted by favorable claim trends, primarily in our cancer product line. We expect this downward claim trend to continue. However, over the last several years, the rate of decline in Aflac Japan's benefit ratio has moderated, due primarily to strong sales results in our ordinary products, including WAYS and child endowment. These products have higher benefit ratios and lower expense ratios than our health products. The benefit ratio has also been impacted by the effect of low investment yields and portfolio derisking, both of which impact our profit margin by reducing the spread between investment yields and required interest on policy reserves (see table and discussion in the Interest Rate Risk subsection of this MD&A). In 2012, the benefit ratio increased and the operating expense ratio decreased, resulting in a lower pretax operating profit margin, compared with 2011, primarily due to the change in business mix discussed above. We expect this trend to continue in 2013.

Aflac Japan Sales

In 2012, Aflac Japan generated its largest annual production in its 37-year history. Our upwardly revised objective for 2012 was for sales to increase 30% to 35%, and Aflac Japan met that objective with an increase of 30.8% in yen, compared with 2011. The following table presents Aflac Japan's new annualized premium sales for the years ended December 31.

(In millions of dollars and billions of yen)	In Dollars 2012	2011	2010	In Yen 2012	2011	2010
New annualized premium sales	**$2,641**	$2,027	$1,554	**210.6**	161.0	135.8
Increase (decrease) over prior year	**30.3%**	30.5%	18.6%	**30.8%**	18.6%	11.0%

The following table details the contributions to new annualized premium sales by major insurance product for the years ended December 31.

	2012	2011	2010
Medical	**17.5%**	22.3%	34.2%
Cancer	**13.1**	19.6	22.0
Ordinary life:			
Child endowment	**11.6**	17.0	18.6
WAYS	**44.9**	26.2	8.9
Other ordinary life	**8.5**	10.3	12.6
Other	**4.4**	4.6	3.7
Total	**100.0%**	100.0%	100.0%

The bank channel generated new annualized premium sales of 95.9 billion yen in 2012, an increase of 106.4% over 2011. Bank channel sales accounted for 45.6% of new annualized premium sales for Aflac Japan in 2012, compared with 28.9% in 2011 and 14.6% in 2010. WAYS, a unique hybrid whole-life product that we first launched in 2006 and introduced to the bank channel in 2009, has been a significant contributor to bank sales growth. The average premium for WAYS sold through the bank channel, the primary distribution outlet for this product, is about ten times the average premium for cancer and medical products, making it a strong contributor to revenue growth. The WAYS profit margin is lower than our traditional health insurance products, however the profit margin is significantly enhanced when policyholders elect to pay premiums upfront using the discounted advance premium option. More than 90% of customers at banks choose this payment option. Beginning on October 22, 2012, the profit margin for WAYS was enhanced even further through a reduction in the interest rate credit for discounted advance premium, which essentially increases the total premium paid. Additionally, we will be repricing products in April 2013, reflecting Japan's Financial Services Agency's (FSA) reduction in the Japan Standard Interest Rate, which is used to determine FSA-based policy reserves. Sales of WAYS of 94.5 billion yen during 2012, an increase of 124.2% over 2011, represented 44.9% of total sales for Aflac Japan in 2012.

The foundation of Aflac Japan's product portfolio has been, and continues to be, our cancer and medical products. Medical insurance sales increased 2.5% during 2012, compared with 2011, benefiting from the introduction of our upgraded new EVER product in January 2012 and our revised non-standard medical product, Gentle EVER, in July 2012. With continued cost pressure on Japan's health care system, we expect the need for medical products will continue to rise in the future, and we remain encouraged about the outlook for the medical insurance market.

Cancer insurance sales decreased 12.7% during 2012, compared with 2011, reflecting a difficult comparison to prior year sales, which had benefited from the favorable consumer response to our new cancer policy, DAYS, that was introduced at the end of March 2011. We remain convinced that the affordable cancer products Aflac Japan provides will continue to be an important part of our product portfolio.

At December 31, 2012, we had agreements to sell our products at 372 banks, or more than 90% of the total number of banks in Japan. We have seen sales steadily improve at many of these bank branches as training has taken place and as many banks expand their offerings of Aflac products. We believe we have significantly more banks selling our supplemental health insurance products than any other insurer operating in Japan. Japanese consumers rely on banks not only to provide traditional bank services, but also to provide insurance solutions, among other services. Approximately 70% of our customers at banks are new customers to Aflac. We believe our long-standing and strong relationships within the Japanese banking sector have proven to be advantageous to us in this channel. Our partnership with banks provides us with a wider demographic of potential customers than we would otherwise have been able to reach, and it also allows banks to expand their product and service offerings to consumers. Our access through the bank channel gives us the opportunity to cross-sell our medical and cancer policies along with WAYS and child endowment policies.

We remain committed to selling through our traditional channels. These channels, consisting of affiliated corporate agencies, independent corporate agencies and individual agencies, accounted for 53.2% of total new annualized premium sales for Aflac Japan in 2012. In 2012, we recruited more than 3,200 new sales agencies. At December 31, 2012, Aflac Japan was represented by more than 18,400 sales agencies and more than 125,200 licensed sales associates employed by those agencies.

We believe that there is still a continued need for our products in Japan. Our strong sales results in 2012 and the pending premium rate increases for life insurance products will create difficult comparisons in 2013. However, we expect Aflac Japan sales of third sector cancer and medical products to be flat to up 5% in 2013.

Japanese Economy

The Bank of Japan's January 2013 *Monthly Report of Recent Economic and Financial Developments* stated that Japan's economy remained relatively weak at end of 2012. However, signs of improvement are still present, as housing investment and public investment have generally increased and private consumption has remained firm. The report projected that Japan's economy is expected to level off more or less for the time being, and thereafter, it will return to a moderate recovery path as domestic demand remains resilient and overseas economies gradually emerge from the deceleration phase. Exports are expected to decrease at a reduced pace for the time being and start picking up thereafter, housing investment is expected to continue to generally increase, public investment is expected to continue trending upward, and private consumption is expected to remain resilient.

Japanese Regulatory Environment

Japan's Financial Services Agency (FSA) maintains a solvency standard, which is used by Japanese regulators to monitor the financial strength of insurance companies. The FSA has applied a revised method of calculating the solvency margin ratio for life insurance companies as of fiscal year-end 2011 (March 31, 2012). The FSA had commented that the revision would generally reduce life insurance companies' solvency margin ratios to approximately half the level of those reported under the former calculation method. As of December 31, 2012, Aflac Japan's solvency margin ratio was 669.1% under the new standards. As expected, based on the results of the calculation of the solvency margin ratio under the new standards, Aflac Japan's relative position within the industry has not materially changed.

In 2005, legislation aimed at privatizing Japan's postal system (Japan Post) was enacted into law. The privatization laws split Japan Post into four entities that began operating in October 2007. In 2007, one of these entities selected Aflac Japan as its provider of cancer insurance to be sold through its post offices, and, in 2008, we began selling cancer insurance through these post offices. Japan Post has historically been a popular place for consumers to purchase insurance products. Currently, our products are being offered in approximately 1,000 post offices. Legislation to reform the postal system passed the Diet in April 2012 and resulted in the merger of two of the postal operating entities (the one that delivers the mail and the one that runs the post offices) on October 1, 2012. At the current time, it is not possible to predict with any degree of certainty what impact, if any, this legislation will have on Aflac Japan's operations. Regardless, we believe that postal reform is unlikely to change Aflac Japan's relationship with Japan Post.

Aflac Japan Investments

The level of investment income in yen is affected by available cash flow from operations, the timing of investing the cash flow, yields on new investments, and the effect of yen/dollar exchange rates on dollar-denominated investment income. Aflac Japan primarily has invested in Japanese Government Bonds (JGBs) and privately issued securities. Privately issued securities generally have higher yields than those available on JGBs and other publicly traded debt instruments. All of the privately issued securities we purchase were rated investment grade at the time of purchase. These securities were generally issued with documentation consistent with standard medium-term note programs. In addition, many of these investments have protective covenants appropriate to the specific issuer, industry and country. These covenants often require the issuer to adhere to specific financial ratios and give priority to repayment of our investment under certain circumstances.

In order to address our challenge of investing in Japan's low-interest-rate environment and reduce the amount of privately issued securities in our overall portfolio, in the third quarter of 2012, we began investing in higher-yielding U.S. dollar-denominated publicly-traded investment grade corporate fixed-maturity securities, and entered into foreign currency forwards to economically convert these dollar-denominated investments into yen-denominated investments.

Funds available for investment include cash flows from operations, investment income, and funds generated from bond swaps, maturities and redemptions. Aflac Japan purchased debt security investments at aggregate acquisition cost of approximately 2,700.1 billion yen in 2012 (approximately $34.4 billion), 2,012.0 billion yen in 2011 (approximately $25.5 billion) and 790.4 billion yen in 2010 (approximately $9.1 billion). During the three-year period ended December 31, 2012, there were no purchases of perpetual securities, and equity security purchases were immaterial.

The following table presents the composition of debt security purchases for Aflac Japan by sector, as a percentage of acquisition cost, for the years ended December 31.

Composition of Purchases by Sector

	2012	2011	2010
Debt security purchases, at cost:			
Banks/financial institutions	**2.3%**	3.9%	8.5%
Government and agencies	**73.8**	83.7	55.1
Municipalities	**.0**	.7	2.5
Public utilities	**3.4**	2.4	11.4
Sovereign and supranational	**.1**	.5	5.8
Mortgage- and asset-backed securities	**.0**	.0	2.3
Other corporate	**20.4**	8.8	14.4
Total	**100.0%**	100.0%	100.0%

The change in allocation of purchases from year to year is based on broad business and portfolio management objectives and the relative value and availability of investment opportunities. The decrease in purchases of securities in the government and agencies sector in 2012 is directly related to our purchase of U.S. dollar-denominated publicly traded investment grade debt as mentioned above. The increase in 2011 was due to an increased investment in JGBs as part of bond-swap programs and the reinvestment of proceeds from sales of other securities.

We use specific criteria to judge the credit quality of both existing and prospective investments. Furthermore, we use several methods to monitor these criteria, including credit rating services and internal credit analysis. The ratings referenced in the two tables below are based on the ratings designations provided by the major credit rating agencies (Moody's Investors Service ("Moody's"), Standard & Poor's Ratings Services ("S&P"), and Fitch Ratings ("Fitch")) or, if not rated, are determined based on the ratings assigned by the Securities Valuation Office (SVO) of the National Association of Insurance Commissioners (NAIC) and/or our internal credit analysis of such securities. For investment-grade securities where the ratings assigned by the major credit agencies are not equivalent, in periods prior to the first quarter of 2012 we used the highest rating that was assigned; as of the first quarter of 2012, we are using the second lowest rating that is assigned. Periods prior to the first quarter of 2012 have been adjusted to reflect this new rating methodology for comparative purposes. For a description of the ratings methodology that we use when a security is split-rated (one rating agency rates the security as investment grade while another rating agency rates the same security as below investment grade), see "Market Risks of Financial Instruments - Below-Investment-Grade and Split-Rated Securities" in the Analysis of Financial Condition section of this MD&A.

The distributions by credit rating of Aflac Japan's purchases of debt securities for the years ended December 31, based on acquisition cost, were as follows:

Composition of Purchases by Credit Rating[(1)]

	2012	2011	2010
AAA	**.3%**	6.9%	.8%
AA	**74.9**	79.3	68.9
A	**8.5**	7.5	18.5
BBB	**15.1**	5.7	11.8
BB or Lower	**1.2**	.6	.0
Total	**100.0%**	100.0%	100.0%

[(1)] *See the discussion in the Credit Risk subsection of this MD&A regarding the change in credit rating methodology effective March 31, 2012.*

Our purchases of securities are determined through an evaluation of multiple factors including underlying risk including credit risk, relative pricing and return potential of the security, liquidity of the instrument, broad business and portfolio considerations, and other market based and company specific factors.The increase in purchases of AAA rated securities during 2011 was due to purchases of U.S. Treasury strips that were subsequently sold prior to the end of the year. Higher purchases of AA rated securities during 2012 and 2011, compared with 2010 were primarily due to the purchase of JGBs as discussed above. The increase in purchases of BBB rated securities in 2012 was related primarily to the purchase of U.S. dollar-denominated corporate fixed-income publicly traded securities for the Aflac Japan portfolio as discussed above. The purchases of BB or lower rated securities during 2012 and 2011 were related to a limited program that we initiated in 2011 to invest in senior secured bank loans to U.S. and Canadian corporate borrowers, most of which have below-investment-grade ratings. For more information on this program, see the Credit Risk subsection of this MD&A.

The following table presents the results of Aflac Japan's investment yields for the years ended and as of December 31.

	2012[(1)]	2011	2010
New money yield	**2.40%**	2.48%	2.63%
Return on average invested assets, net of investment expenses	**2.89**	3.18	3.48
Portfolio yield, including dollar-denominated investments, end of year	**2.87**	3.29	3.56

[(1)] Yields are reported before the cost of the foreign currency forwards that hedge foreign exchange risk of U.S. dollar-denominated publicly-traded corporate bonds.

The following table presents the composition of total investments by sector, at amortized cost, and cash for Aflac Japan ($102.6 billion in 2012 and $91.9 billion in 2011) as of December 31.

Composition of Portfolio by Sector

	2012	2011
Debt and perpetual securities, at amortized cost:		
Banks/financial institutions[(1)]	**17.8%**	26.8%
Government and agencies	**43.5**	32.5
Municipalities	**.8**	.9
Public utilities	**10.5**	11.8
Sovereign and supranational	**4.7**	6.8
Mortgage- and asset-backed securities	**1.0**	1.4
Other corporate[(2)]	**21.0**	18.0
Total debt and perpetual securities	**99.3**	98.2
Equity securities and other	**.2**	.2
Cash and cash equivalents	**.5**	1.6
Total investments and cash	**100.0%**	100.0%

[(1)] Includes 3.6% and 6.9% of perpetual securities at December 31, 2012 and 2011, respectively.
[(2)] Includes .3% and .4% of perpetual securities at December 31, 2012 and 2011.

Historically, our highest sector concentrations have been in government and agencies and banks and financial institution securities. Due to a combination of our existing portfolio concentration, the U.S. financial crisis, the European debt crisis, and other factors, we severely limited additional investment in banks and financial institutions. In regards to banks and financial institutions, our investment discipline began with a top-down approach. We first approved each country we invest in, and within those countries, we primarily invested in financial institutions that are strategically crucial to each country's economy. The banks and financial institutions sector is a highly regulated industry and plays a strategic role in the global economy. While this is our second largest sector concentration, we achieved some degree of diversification through a geographically diverse universe of credit exposures.

Beginning in the third quarter of 2012, we began investing in U.S. dollar-denominated publicly-traded corporate fixed-maturity securities, and entered into foreign currency forwards to economically convert these dollar-denominated investments into yen-denominated investments. This strategy allows us to realize an investment yield greater than that available on JGBs and improve overall portfolio liquidity and diversification. See Note 3 of the Notes to the Consolidated Financial Statements and the Market Risks of Financial Instruments - Credit Risk subsection of MD&A for more information regarding the sector concentrations of our investments.

Yen-denominated debt and perpetual securities accounted for 84.2% of Aflac Japan's total debt and perpetual securities at December 31, 2012 and 2011, at amortized cost.

The distributions of debt and perpetual securities owned by Aflac Japan, by credit rating, as of December 31 were as follows:

Composition of Portfolio by Credit Rating[(1)]

	2012		2011	
	Amortized Cost	**Fair Value**	Amortized Cost	Fair Value
AAA	**1.6%**	**1.7%**	2.0%	2.1%
AA	**49.8**	**49.6**	41.9	43.2
A	**20.6**	**21.2**	28.3	28.7
BBB	**23.3**	**23.0**	21.8	20.8
BB or lower	**4.7**	**4.5**	6.0	5.2
Total	**100.0%**	**100.0%**	100.0%	100.0%

[(1)] See the discussion in the Credit Risk subsection of this MD&A regarding the change in credit rating methodology effective March 31, 2012.

The overall credit quality of Aflac Japan's investments remained high. At the end of 2012, 95.3% of Aflac Japan's debt and perpetual securities were rated investment grade, on an amortized cost basis.

See Notes 3 and 5 of the Notes to the Consolidated Financial Statements and the Analysis of Financial Condition section of this MD&A for additional information on our investments and hedging strategies.

AFLAC U.S. SEGMENT

Aflac U.S. Pretax Operating Earnings

Changes in Aflac U.S. pretax operating earnings and profit margins are primarily affected by morbidity, mortality, expenses, persistency and investment yields. The following table presents a summary of operating results for Aflac U.S. for the years ended December 31.

Aflac U.S. Summary of Operating Results

(In millions)	**2012**	2011	2010
Premium income	**$ 4,996**	$ 4,743	$ 4,586
Net investment income	**613**	588	549
Other income	**19**	10	11
Total operating revenues	**5,628**	5,341	5,146
Benefits and claims	**2,834**	2,713	2,553
Operating expenses:			
Amortization of deferred policy acquisition costs	**400**	383	395
Insurance commissions	**570**	546	534
Insurance and other expenses	**827**	795	742
Total operating expenses	**1,797**	1,724	1,671
Total benefits and expenses	**4,631**	4,437	4,224
Pretax operating earnings[(1)]	**$ 997**	$ 904	$ 922
Percentage change over previous year:			
Premium income	**5.4%**	3.4%	3.2%
Net investment income	**4.2**	7.1	9.9
Total operating revenues	**5.4**	3.8	3.9
Pretax operating earnings[(1)]	**10.3**	(1.9)	18.9

[(1)]See the Insurance Operations section of this MD&A for our definition of segment operating earnings.
Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

Annualized premiums in force increased 5.1% in 2012, 4.3% in 2011 and .3% in 2010. Annualized premiums in force at December 31 were $5.5 billion in 2012, compared with $5.2 billion in 2011 and $5.0 billion in 2010.

The following table presents a summary of operating ratios for Aflac U.S. for the years ended December 31.

Ratios to total revenues:	**2012**	2011	2010
Benefits and claims	**50.3%**	50.8%	49.6%
Operating expenses:			
Amortization of deferred policy acquisition costs	**7.1**	7.2	7.7
Insurance commissions	**10.1**	10.2	10.4
Insurance and other expenses	**14.8**	14.9	14.4
Total operating expenses	**32.0**	32.3	32.5
Pretax operating earnings[1]	**17.7**	16.9	17.9

[1]See the Insurance Operations section of this MD&A for our definition of segment operating earnings.
Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

In 2010, the pretax operating profit margin and benefit ratio were positively impacted by the loss of a large payroll account, which resulted in the release of the future policy benefit reserves and amortization of the deferred policy acquisition costs for policies associated with the account. As expected, the benefit ratio returned to a more normal level in 2011. The benefit and expense ratios decreased in 2012 due primarily to lower claims experience and effective cost management, resulting in an expansion in the pretax operating profit margin, compared with 2011. In 2013, we expect the benefit and expense ratios and pretax operating profit margin to be similar to those experienced in 2012.

Aflac U.S. Sales

In 2012, Aflac's U.S. new annualized premium sales experienced a slight increase compared with 2011. The following table presents Aflac's U.S. new annualized premium sales for the years ended December 31.

(In millions)	**2012**	2011	2010
New annualized premium sales	**$ 1,488**	$ 1,476	$1,382
Increase (decrease) over prior year	**.8%**	6.8%	(4.9)%

The following table details the contributions to new annualized premium sales by major insurance product category for the years ended December 31.

	2012	2011	2010
Income-loss protection:			
Short-term disability	**20.3%**	18.0%	17.1%
Life	**5.4**	5.7	6.0
Asset-loss protection:			
Accident	**29.5**	30.0	30.5
Critical care [1]	**23.1**	24.1	23.2
Supplemental medical:			
Hospital indemnity	**15.3**	15.7	17.8
Dental/vision	**6.1**	6.5	5.4
Other	**.3**	.0	.0
Total	**100.0%**	100.0%	100.0%

[1] Includes cancer, critical illness and hospital intensive care products

New annualized premium sales for accident insurance, our leading product category, decreased 1.0%, short-term disability sales increased 13.3%, critical care insurance sales (including cancer insurance) decreased 3.5%, and hospital indemnity insurance sales decreased 1.9% in 2012, compared with 2011. While new sales growth has been constrained, Aflac U.S. revenue growth was positive in 2012, primarily reflecting an improvement in persistency with each quarter.

In 2012, we revised several of our existing product offerings, including a new cancer insurance product that incorporates several benefits into the base plan coverage that were previously offered through riders, including wellness and initial diagnosis benefits. This allows us to provide a simplified benefit structure that customers are better able to understand and makes the sales process easier for our sales force. We also introduced a revised vision product that offers more benefits, including increased coverage for eye exams, glasses and contact lenses. Cognizant of the economic situation that many consumers face, we created policies with various price levels and corresponding benefit levels to address the need for lower-priced product options.

As part of our U.S. sales strategy, we continue to focus on growing and enhancing the effectiveness of our U.S. sales force. As of December 31, 2012, our distribution network was made up of more than 76,400 licensed sales associates and brokers. Beyond expanding the size and capabilities of our traditional sales force, we remain encouraged about establishing and developing relationships with insurance brokers that typically handle the larger-case market. In 2012, we continued to develop our national insurance broker initiative that specifically targets the large national brokers and enrollment firms in the U.S. We developed sales and marketing strategies that brokers can use to complement and enhance the marketing methods they use to sell to their customers. This initiative is not only beneficial to our broker channel, but it also helps our traditional sales channels because each distribution avenue receives focus and attention, opening up the doors for future growth potential.

The addition of group products has expanded our reach and enabled us to generate more sales opportunities with larger employers, brokers, and our traditional sales agents. In 2012, sales of our group products through Aflac Group Insurance increased 6.6%, compared with 2011, to $193 million, representing 13.0% of new annualized premium sales for Aflac U.S. We anticipate that the appeal of our group products will continue to enhance our opportunities to connect with larger businesses and their employees. Our portfolio of group and individual products offers businesses the opportunity to give their employees a more valuable and comprehensive selection of benefit options.

Although we remain somewhat cautious in the short-term sales outlook for Aflac U.S. due to the relatively weak economic environment, our longer-term view has not changed. We believe the need for the products we sell remains strong, and that the United States provides a vast and accessible market for our products. For 2013, our objective is for Aflac U.S. new annualized premium sales to be in the range of flat to up 5%.

U.S. Economy

Operating in the U.S. economy continues to be challenging. Our group products and growing relationships with insurance brokers that handle the larger-case market are helping us as we expand our reach selling to larger businesses. However, more than 90% of our products are sold in the small business segment, consisting of accounts with fewer than 100 employees. Small businesses, in particular, have proven to be especially vulnerable to ongoing economic weakness. Although we believe that the weakened U.S. economy has dampened our sales growth, we also believe our products remain affordable to the average American consumer. We believe that consumers' underlying need for our U.S. product line remains strong, and that the United States remains a sizeable and attractive market for our products.

U.S. Regulatory Environment

In March 2010, President Barack Obama signed into law the Patient Protection and Affordable Care Act and Health Care and Education Reconciliation Act of 2010 (PPACA) to give Americans of all ages and income levels access to comprehensive major medical health insurance. The primary subject of the new legislation is major medical insurance; therefore, we believe that the PPACA, as enacted, does not materially affect the design of our insurance products. However, indirect consequences of the legislation and regulations could present challenges and/or opportunities that could potentially have an impact on our sales model, financial condition and results of operations. Our experience with Japan's national health care environment leads us to believe that the need for our products will only increase over the coming years.

In July 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the Dodd-Frank Act, which, among other things, created a Financial Stability Oversight Council (the Council). The Council may designate by a two-thirds vote whether certain nonbank financial companies, including potentially insurance companies and insurance holding companies, could pose a threat to the financial stability of the United States, in which case such nonbank financial companies would become subject to prudential regulation by the

Board of Governors of the U.S. Federal Reserve System (the Board), including capital requirements, leverage limits, liquidity requirements and examinations. The Board may limit such company's ability to enter into merger transactions, restrict its ability to offer financial products, require it to terminate one or more activities, or impose conditions on the manner in which it conducts activities. In April 2012, the Council released a final rule describing the general process the Council will follow in determining whether to designate a nonbank financial company for supervision by the Board. The Dodd-Frank Act also established a Federal Insurance Office under the U.S. Treasury Department to monitor all aspects of the insurance industry and of lines of business other than certain health insurance, certain long-term care insurance and crop insurance. Traditionally, U.S. insurance companies have been regulated primarily by state insurance departments. The Dodd-Frank Act requires extensive rule-making and other future regulatory action, which in some cases will take a period of years to implement. We believe that Aflac would not likely be considered a company that would pose a systemic risk to the financial stability of the United States. However, at the current time, it is not possible to predict with any degree of certainty what impact, if any, the Dodd-Frank Act will have on our U.S. business, financial condition, or results of operations.

Aflac U.S. Investments

The level of investment income is affected by available cash flow from operations, cash flow from income repatriation from Aflac Japan, the timing of investing the cash flow, yields on new investments, and other factors. Aflac U.S. primarily has invested in investment grade corporate bonds.

Funds available for investment include cash flows from operations, investment income, and funds generated from bond swaps, maturities and redemptions. Aflac U.S. purchased debt security investments at an aggregate acquisition cost of approximately $1.5 billion in 2012 and 2011 and $1.9 billion in 2010. We did not purchase any perpetual or equity securities during the three-year period ended December 31, 2012. The following table presents the composition of debt security purchases for Aflac U.S. by sector, as a percentage of acquisition cost, for the years ended December 31.

Composition of Purchases by Sector

	2012	2011	2010
Debt security purchases, at cost:			
Banks/financial institutions	**8.5%**	4.5%	4.2%
Government and agencies	**4.7**	.0	.0
Municipalities	**.8**	12.8	19.0
Public utilities	**23.5**	16.6	21.6
Sovereign and supranational	**.9**	.0	.6
Other corporate	**61.6**	66.1	54.6
Total	**100.0%**	100.0%	100.0%

The change in allocation of purchases from year to year is based on broad business and portfolio management objectives and the relative value and availability of investment opportunities.

We use specific criteria to judge the credit quality of both existing and prospective investments. Furthermore, we use several methods to monitor these criteria, including credit rating services and internal credit analysis. The ratings referenced in the two tables below are based on the ratings designations provided by the major credit rating agencies (Moody's, S&P, and Fitch) or, if not rated, are determined based on the ratings assigned by the SVO of the NAIC and/or our internal credit analysis of such securities. For investment-grade securities where the ratings assigned by the major credit agencies are not equivalent, in periods prior to the first quarter of 2012 we used the highest rating that was assigned; as of the first quarter of 2012, we are using the second lowest rating that is assigned. Periods prior to the first quarter of 2012 have been adjusted to reflect this new rating methodology for comparative purposes. For a description of the ratings methodology that we use when a security is split-rated (one rating agency rates the security as investment grade while another rating agency rates the same security as below investment grade), see "Market Risks of Financial Instruments - Below-Investment-Grade and Split-Rated Securities" in the Analysis of Financial Condition section of this MD&A.

The distributions by credit rating of Aflac's U.S. purchases of debt securities for the years ended December 31, based on acquisition cost, were as follows:

Composition of Purchases by Credit Rating[1]

	2012	2011	2010
AAA	**4.3%**	.1%	1.6%
AA	**9.1**	8.6	21.5
A	**51.4**	47.1	53.6
BBB	**35.2**	44.2	23.3
Total	**100.0%**	100.0%	100.0%

[1] *See the discussion in the Credit Risk subsection of this MD&A regarding the change in credit rating methodology effective March 31, 2012.*

Our purchases of securities are determined through an evaluation of multiple factors including underlying risk including credit risk, relative pricing and return potential of the security, liquidity of the instrument, broad business and portfolio considerations, and other market based and company specific factors.

The following table presents the results of Aflac's U.S. investment yields for the years ended and as of December 31.

	2012	2011	2010
New money yield	**3.96%**	5.67%	5.81%
Return on average invested assets, net of investment expenses	**6.25**	6.41	6.37
Portfolio yield, end of year	**6.28**	6.67	6.88

The decrease in the U.S. new money yield in 2012 reflects a low level of interest rates and general tightening of credit spreads.

The following table presents the composition of total investments by sector, at amortized cost, and cash for Aflac U.S. ($10.6 billion in 2012 and $9.2 billion in 2011) as of December 31.

Composition of Portfolio by Sector

	2012	2011
Debt and perpetual securities, at amortized cost:		
Banks/financial institutions[1]	**18.3%**	20.8%
Government and agencies	**.8**	.2
Municipalities	**6.9**	8.0
Public utilities	**17.8**	17.6
Sovereign and supranational	**2.2**	2.4
Mortgage- and asset-backed securities	**.4**	.5
Other corporate	**47.8**	47.1
Total debt and perpetual securities	**94.2**	96.6
Cash and cash equivalents	**5.8**	3.4
Total investments and cash	**100.0%**	100.0%

[1] *Includes 1.5% and 1.9% of perpetual securities at December 31, 2012 and 2011, respectively.*

See Note 3 of the Notes to the Consolidated Financial Statements and the Market Risks of Financial Instruments - Credit Risk subsection of MD&A for more information regarding the sector concentrations of our investments.

The distributions of debt and perpetual securities owned by Aflac U.S., by credit rating, as of December 31 were as follows:

Composition of Portfolio by Credit Rating[1]

	2012		2011	
	Amortized Cost	**Fair Value**	Amortized Cost	Fair Value
AAA	**1.1%**	**1.0%**	.6%	.6%
AA	**9.6**	**10.1**	10.3	10.8
A	**44.3**	**45.2**	43.4	45.4
BBB	**40.0**	**39.1**	41.2	39.4
BB or lower	**5.0**	**4.6**	4.5	3.8
Total	**100.0%**	**100.0%**	100.0%	100.0%

(1) See the discussion in the Credit Risk subsection of this MD&A regarding the change in credit rating methodology effective March 31, 2012.

The overall credit quality of Aflac U.S. investments remained high. At the end of 2012, 95.0% of Aflac U.S. debt and perpetual securities were rated investment grade, on an amortized cost basis. See Notes 3 and 5 of the Notes to the Consolidated Financial Statements and the Analysis of Financial Condition section of this MD&A for additional information on our investments.

OTHER OPERATIONS

Corporate operating expenses consist primarily of personnel compensation, benefits, and facilities expenses. Corporate expenses, excluding investment income, were $76 million in 2012, $74 million in 2011 and $67 million in 2010. Investment income included in reported corporate expenses was $20 million in 2012, $10 million in 2011 and $11 million in 2010.

ANALYSIS OF FINANCIAL CONDITION

Our financial condition has remained strong in the functional currencies of our operations. The yen/dollar exchange rate at the end of each period is used to translate yen-denominated balance sheet items to U.S. dollars for reporting purposes.

The following table demonstrates the effect of the change in the yen/dollar exchange rate by comparing select balance sheet items as reported at December 31, 2012, with the amounts that would have been reported had the exchange rate remained unchanged from December 31, 2011.

Impact of Foreign Exchange on Balance Sheet Items

(In millions)	As Reported	Exchange Effect	Net of Exchange Effect
Yen/dollar exchange rate[1]	86.58		77.74
Investments and cash	$118,219	$ (9,898)	$128,117
Deferred policy acquisition costs	9,658	(773)	10,431
Total assets	131,094	(10,861)	141,955
Policy liabilities	97,949	(10,159)	108,108
Total liabilities	115,116	(11,441)	126,557

(1) The exchange rate at December 31, 2012, was 86.58 yen to one dollar, or 10.2% weaker than the December 31, 2011, exchange rate of 77.74.

Market Risks of Financial Instruments

Our investment philosophy is to maximize investment income while emphasizing liquidity, safety and quality. Our investment objective, subject to appropriate risk constraints, is to fund policyholder obligations and other liabilities in a manner that enhances shareholders' equity. We seek to achieve this objective through a diversified portfolio of fixed-income investments that reflects the characteristics of the liabilities it supports.

The following table details investment securities by segment as of December 31.

Investment Securities by Segment

	Aflac Japan		Aflac U.S.	
(In millions)	**2012**	2011	**2012**	2011
Securities available for sale, at fair value:				
Fixed maturities	**$ 45,472**	$37,473	**$11,625** [(1)]	$ 9,961 [(1)]
Perpetual securities	**4,127**	6,271	**175**	168
Equity securities	**23**	25	**0**	0
Total available for sale	**49,622**	43,769	**11,800**	10,129
Securities held to maturity, at amortized cost:				
Fixed maturities	**54,426**	47,009	**0**	0
Total held to maturity	**54,426**	47,009	**0**	0
Total investment securities	**$104,048**	$90,778	**$11,800**	$10,129

[(1)]*Excludes investment-grade, available-for-sale fixed-maturity securities held by the Parent Company of $156 in 2012 and $138 in 2011.*

Because we invest in fixed-income securities, our financial instruments are exposed primarily to three types of market risks: currency risk, interest rate risk, and credit risk.

Currency Risk

The functional currency of Aflac Japan's insurance operations is the Japanese yen. All of Aflac Japan's premiums, claims and commissions are received or paid in yen, as are most of its investment income and other expenses. While we began investing a portion of our yen cash flow in dollar-denominated securities in the third quarter of 2012, most of Aflac Japan's investments, cash and liabilities are yen-denominated. When yen-denominated securities mature or are sold, the proceeds are generally reinvested in yen-denominated securities. Aflac Japan holds these yen-denominated assets to fund its yen-denominated policy obligations. In addition, Aflac Incorporated has yen-denominated debt obligations.

We are exposed to economic currency risk only when yen funds are actually converted into dollars. This primarily occurs when we repatriate yen-denominated funds from Aflac Japan to Aflac U.S., which is generally done annually. The exchange rates prevailing at the time of repatriation will differ from the exchange rates prevailing at the time the yen profits were earned. A portion of the repatriation may be used to service Aflac Incorporated's yen-denominated notes payable with the remainder converted into dollars. (See the Capital Resources and Liquidity section of this MD&A for details on profit repatriation.) In addition, certain investment activities for Aflac Japan expose us to economic currency risk when yen are converted into dollars. As noted above, we invest a portion of our yen cash flows in dollar-denominated assets. This requires that we convert the yen cash flows to U.S. dollars before investing. As previously discussed, we then enter into a foreign currency forward contract to hedge the currency risk on the fair value of the U.S. dollar securities. The dollar coupon payments received on these investments are not hedged and are subject to foreign exchange fluctuations, which are realized in earnings. These coupons are then available for reinvestment through the U.S. dollar program. Also, Aflac Japan has invested in reverse-dual currency securities (RDCs, or yen-denominated debt securities with dollar coupon payments), which exposes Aflac to changes in foreign exchange rates. The foreign currency effect on the yen-denominated securities is accounted for as a component of unrealized gains or losses on available-for-sale securities in accumulated other comprehensive income, while the foreign currency effect on the dollar coupons is realized in earnings. The dollar coupons received in this RDC program are converted to yen and are available for reinvestment in yen. The RDCs provided a higher yield at the time of purchase than those available on Japanese government or other public corporate bonds, while still adhering to prudent standards of credit quality. The yen/dollar exchange rate would have to strengthen to approximately 46 before the yield on these instruments would equal that of a comparable yen-denominated instrument.

Aside from the activities discussed above, we generally do not convert yen into dollars; however, we do translate financial statement amounts from yen into dollars for financial reporting purposes. Therefore, reported amounts are affected by foreign currency fluctuations. We report unrealized foreign currency translation gains and losses in accumulated other comprehensive income. In periods when the yen weakens against the dollar, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported. The weakening of the yen relative to the dollar will generally adversely affect the value of our yen-denominated investments in dollar terms. We attempt to minimize the exposure of shareholders' equity to foreign currency translation fluctuations. We accomplish this by investing a portion of Aflac Japan's investment portfolio in dollar-denominated securities and by the Parent Company's issuance of yen-denominated debt (for additional information, see the discussion under the Hedging Activities subsection of MD&A). As a result, the effect of currency fluctuations on our net assets is reduced.

The following table demonstrates the effect of foreign currency fluctuations by presenting the dollar values of our yen-denominated assets and liabilities, and our consolidated yen-denominated net asset exposure at selected exchange rates as of December 31.

Dollar Value of Yen-Denominated Assets and Liabilities at Selected Exchange Rates

(In millions)		2012			2011	
Yen/dollar exchange rates	**71.58**	**86.58**[1]	**101.58**	62.74	77.74[1]	92.74
Yen-denominated financial instruments:						
Assets:						
Securities available for sale:						
Fixed maturities[2]	**$ 30,649**	**$ 25,339**	**$ 21,597**	$ 31,405	$ 25,345	$ 21,246
Fixed maturities - consolidated variable interest entities[3]	**3,272**	**2,705**	**2,306**	3,402	2,746	2,302
Perpetual securities	**4,270**	**3,530**	**3,009**	6,117	4,937	4,138
Perpetual securities - consolidated variable interest entities[3]	**592**	**489**	**417**	1,477	1,192	999
Equity securities	**21**	**18**	**15**	24	19	16
Securities held to maturity:						
Fixed maturities	**65,481**	**54,137**	**46,143**	57,451	46,366	38,867
Fixed maturities - consolidated variable interest entities[3]	**349**	**289**	**246**	797	643	539
Cash and cash equivalents	**463**	**383**	**326**	1,737	1,402	1,175
Derivatives	**248**	**205**	**175**	51	41	34
Other financial instruments	**186**	**153**	**131**	183	147	124
Subtotal	**105,531**	**87,248**	**74,365**	102,644	82,838	69,440
Liabilities:						
Notes payable	**1,030**	**852**	**726**	1,599	1,291	1,082
Japanese policyholder protection corporation	**28**	**23**	**20**	88	71	60
Derivatives	**864**	**715**	**609**	465	375	315
Subtotal	**1,922**	**1,590**	**1,355**	2,152	1,737	1,457
Net yen-denominated financial instruments	**103,609**	**85,658**	**73,010**	100,492	81,101	67,983
Other yen-denominated assets	**10,189**	**8,423**	**7,179**	10,655	8,599	7,209
Other yen-denominated liabilities	**119,778**	**99,026**	**84,403**	112,094	90,465	75,833
Consolidated yen-denominated net assets (liabilities) subject to foreign currency fluctuation[2]	**$ (5,980)**	**$ (4,945)**	**$ (4,214)**	$ (947)	$ (765)	$ (641)

[1]Actual period-end exchange rate

[2] Does not include the U.S. dollar-denominated corporate bonds for which we have entered into foreign currency forwards as discussed in the Aflac Japan Investment subsection of MD&A

[3] Does not include U.S. dollar-denominated bonds that have corresponding cross-currency swaps in consolidated VIEs

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

We are required to consolidate certain variable interest entities (VIEs). Some of the consolidated VIEs in our Aflac Japan portfolio use foreign currency swaps to convert foreign denominated cash flows to yen, the functional currency of Aflac Japan, in order to minimize cash flow fluctuations. Foreign currency swaps exchange an initial principal amount in two currencies, agreeing to re-exchange the currencies at a future date, at an agreed upon exchange rate. There may also be periodic exchanges of payments at specified intervals based on the agreed upon rates and notional amounts. Prior to consolidation, our beneficial interest in these VIEs was a yen-denominated available-for-sale fixed maturity security. Upon consolidation, the original yen-denominated investment was derecognized and the underlying U.S. dollar-denominated fixed-maturity or perpetual securities and cross-currency swaps were recognized. The combination of a U.S. dollar-denominated investment and cross-currency swap economically creates a yen-denominated investment and has no impact on our net investment hedge position. For additional information, see the Hedging Activities subsection of MD&A.

We have cross-currency interest rate swap agreements related to $400 million of senior notes due February 2017 and our $350 million senior notes due February 2022. The notional amounts and terms of the swaps match the principal amount and terms of the senior notes. We entered into these cross-currency interest rate swaps to economically convert the dollar-denominated principal and interest on the senior notes we issued into yen-denominated obligations and to reduce interest expense. By entering into these cross-currency interest rate swaps, we economically converted our $400 million liability into a 30.9 billion yen liability and reduced the interest rate on this debt from 2.65% in dollars to 1.22% in yen. We also economically converted our $350 million liability into a 27.0 billion yen liability and reduced the interest rate on this debt from 4.00% in dollars to 2.07% in yen. Any strengthening of the yen to the U.S. dollar will have an adverse effect on the valuation of these cross-currency swaps.

We also have cross-currency interest rate swap agreements related to our $450 million subordinated debentures due September 2052. The notional amounts of the swaps matches the principal amount of the subordinated debentures, but the swaps will mature in September 2017. We entered into these cross-currency interest rate swaps to economically convert the dollar-denominated principal and interest on the subordinated debentures we issued into yen-denominated obligations and to reduce interest expense. By entering into these cross-currency interest rate swaps, we economically converted our $450 million liability into a 35.3 billion yen liability and reduced the interest rate on this debt from 5.50% in dollars to 4.41% in yen. In the fourth quarter of 2012, we issued an additional $50 million of these subordinated debentures and entered into another cross-currency interest rate swap that will mature in September 2017. By entering into this swap, we economically converted this $50 million liability into a 3.9 billion yen liability and reduced the interest rate from 5.50% in dollars to 4.42% in yen. Any strengthening of the yen to the U.S. dollar will have an adverse effect on the valuation of these cross-currency swaps.

Interest Rate Risk

Our primary interest rate exposure is to the impact of changes in interest rates on the fair value of our investments in debt and perpetual securities. We use a modified duration analysis modeling approach, which measures price percentage volatility, to estimate the sensitivity of the fair values of our investments to interest rate changes on the debt and perpetual securities we own. For example, if the current duration of a debt security or perpetual security is 10, then the fair value of that security will increase by approximately 10% if market interest rates decrease by 100 basis points, assuming all other factors remain constant. Likewise, the fair value of the debt security or perpetual security will decrease by approximately 10% if market interest rates increase by 100 basis points, assuming all other factors remain constant.

The estimated effect of potential increases in interest rates on the fair values of debt and perpetual securities we own, interest rate swaps, foreign currency swaps, notes payable, and our obligation to the Japanese policyholder protection corporation as of December 31 follows:

Sensitivity of Fair Values of Financial Instruments to Interest Rate Changes

	2012		2011	
(In millions)	**Fair Value**	**+100 Basis Points**	Fair Value	+100 Basis Points
Assets:				
Debt and perpetual securities:				
Fixed-maturity securities:				
Yen-denominated	**$ 82,885**	**$ 72,617**	$ 74,474	$ 65,219
Dollar-denominated	**29,209**	**26,319**	19,481	17,600
Perpetual securities:				
Yen-denominated	**4,019**	**3,728**	6,129	5,669
Dollar-denominated	**283**	**264**	310	291
Total debt and perpetual securities	**$ 116,396**	**$ 102,928**	$ 100,394	$ 88,779
Derivatives	**$ 343**	**$ 306**	$ 375	$ 212
Liabilities:				
Notes payable[1]	**$ 4,992**	**$ 4,658**	$ 3,536	$ 3,334
Derivatives	**867**	**970**	401	563
Japanese policyholder protection corporation	**23**	**23**	71	71

[1] *Excludes capitalized lease obligations*

There are various factors that affect the fair value of our investment in debt and perpetual securities. Included in those factors are changes in the prevailing interest rate environment, which directly affect the balance of unrealized gains or losses for a given period in relation to a prior period. Decreases in market yields generally improve the fair value of debt and perpetual securities, while increases in market yields generally have a negative impact on the fair value of our debt and perpetual securities. However, we do not expect to realize a majority of any unrealized gains or losses because we generally have the intent and ability to hold such securities until a recovery of value, which may be maturity. For additional information on unrealized losses on debt and perpetual securities, see Note 3 of the Notes to the Consolidated Financial Statements.

We attempt to match the duration of our assets with the duration of our liabilities. The following table presents the approximate duration of Aflac Japan's yen-denominated assets and liabilities, along with premiums, as of December 31.

(In years)	**2012**	2011
Yen-denominated debt and perpetual securities	**13**	13
Policy benefits and related expenses to be paid in future years	**14**	14
Premiums to be received in future years on policies in force	**10**	10

The following table presents the approximate duration of Aflac U.S. dollar-denominated assets and liabilities, along with premiums, as of December 31.

(In years)	**2012**	2011
Dollar-denominated debt and perpetual securities	**11**	11
Policy benefits and related expenses to be paid in future years	**7**	7
Premiums to be received in future years on policies in force	**6**	6

The following table shows a comparison of average required interest rates for future policy benefits and investment yields, based on amortized cost, for the years ended December 31.

Comparison of Interest Rates for Future Policy Benefits and Investment Yields
(Net of Investment Expenses)

	2012		2011		2010	
	U.S.	**Japan[(1)]**	U.S.	Japan[(1)]	U.S.	Japan[(1)]
Policies issued during year:						
Required interest on policy reserves	**3.75%**	**2.00%**	4.75%	2.25%	5.50%	2.39%
New money yield on investments	**3.90**	**2.24**	5.64	2.42	5.78	2.44
Policies in force at year-end:						
Required interest on policy reserves	**5.95**	**4.00**	5.99	4.02	6.03	4.40
Return on average invested assets	**6.25**	**2.89**	6.41	3.18	6.37	3.48

[(1)]Represents investments for Aflac Japan that support policy obligations and therefore excludes Aflac Japan's annuity products and investment income from the dollar-denominated investment portfolio that Aflac Japan maintains on behalf of Aflac U.S.

We continue to monitor the spread between our new money yield and the required interest assumption for newly issued products in both the United States and Japan and will re-evaluate those assumptions as necessary. The decline in Aflac Japan's required interest rates on policy reserves from 2010 to 2011 was the result of strengthening of future policy benefit reserves primarily for a closed block of cancer policies and a block of care policies. Over the next two years, we have yen-denominated securities that will mature with yields in excess of Aflac Japan's current net investment yield of 2.72%. These securities total $2.6 billion at amortized cost and have an average yield of 4.47%. Currently, when debt and perpetual securities we own mature, the proceeds may be reinvested at a yield below that of the interest required for the accretion of policy benefit liabilities on policies issued in earlier years. However, adding riders to our older policies has helped offset negative investment spreads on these policies. Overall, adequate profit margins exist in Aflac Japan's aggregate block of business because of changes in the mix of business and favorable experience from mortality, morbidity and expenses.

We entered into an interest rate swap agreement related to the 5.5 billion yen variable interest rate Samurai notes that we issued in July 2011. This agreement effectively converted the variable interest rate notes to fixed rate notes to eliminate the volatility in our interest expense. We also have interest rate swaps related to some of our consolidated VIEs. These interest rate swaps are primarily used to convert interest receipts on floating-rate fixed-maturity securities contracts to fixed rates. For further information, see Notes 4 and 8 of the Notes to the Consolidated Financial Statements.

Credit Risk

A significant portion of our investment portfolio consists of fixed income or perpetual securities that expose us to the credit risk of the underlying issuer. We carefully evaluate this risk on every new investment and closely monitor the credit risk of our existing investment portfolio. We incorporate the needs of our products and liabilities, the overall requirements of the business, and other factors in addition to our underwriting of the credit risk for each investment in the portfolio.

Evaluating the underlying risks in our credit portfolio involves a multitude of factors including but not limited to our assessment of the issuers business activities, assets, products, market position, financial condition, and future prospects. We also must incorporate the assessment of the Nationally Recognized Statistical Rating Organizations (NRSROs) and the SVO in assigning credit ratings to our specific portfolio holdings. We employ a team of experienced credit investment professionals to perform extensive internal assessments of the credit risks for all our portfolio holdings and potential new investments.

All of our securities have ratings from either an NRSRO, the SVO of the NAIC, or are assigned ratings by us based on NAIC rules.

The ratings referenced in the two tables below are based on the ratings designations provided by the major NRSROs (Fitch, Moody's and S&P) or, if not rated, are determined based on the ratings assigned by the SVO of the NAIC and/or our internal analysis of such securities. For investment-grade securities where the ratings assigned by the major credit agencies are not equivalent, in periods prior to the first quarter of 2012 we used the highest rating that was assigned; as of the first quarter of 2012, we are using the second lowest rating that is assigned. Periods prior to the first quarter of 2012 have been adjusted to reflect this new rating methodology for comparative purposes. For a description of the ratings methodology that we use when a security is split-rated, see "Market Risks of Financial Instruments - Below-Investment-Grade and Split-Rated Securities" in the Analysis of Financial Condition section of this MD&A.

The distributions by credit rating of our purchases of debt securities for the years ended December 31, based on acquisition cost, were as follows:

Composition of Purchases by Credit Rating[1]

	2012	2011	2010
AAA	**.5%**	6.6%	1.0%
AA	**72.1**	75.4	60.7
A	**10.3**	9.7	24.5
BBB	**15.9**	7.8	13.8
BB or lower	**1.2**	.5	.0
Total	**100.0%**	100.0%	100.0%

[1] *See the preceding discussion in this section of MD&A regarding the change in credit rating methodology effective March 31, 2012*

Purchases of securities from year to year are determined based on multiple objectives including appropriate portfolio diversification, the relative value of a potential investment and availability of investment opportunities, liquidity, credit and other risk factors while adhering to our investment policy guidelines. We did not purchase any perpetual securities during the periods presented in the table above. The increase in purchases of AAA rated securities during 2011 was due to an increase in purchases of U.S. Treasury strips that were subsequently sold prior to the end of the year to generate investment gains. The higher purchases of AA rated securities during 2012 and 2011 were primarily related to purchases of JGBs as part of bond-swap programs and for asset liability management purposes. The increase in purchases of BBB rated securities in 2012 was primarily related to the purchase of U.S. dollar-denominated corporate fixed income securities for the Aflac Japan portfolio as discussed further in the Results of Operations - Aflac Japan Segment section of this MD&A. The purchases of BB or lower rated securities during 2012 and 2011 were related to a limited program that we initiated in 2011 to invest in senior secured bank loans to U.S. and Canadian corporate borrowers, most of which have below-investment-grade ratings. The program is managed externally by third party firms specializing in this asset class. This mandate requires a minimum average credit quality of BB-/Ba3, prohibits loans rated below B/B2, and restricts exposure to any individual credit to less than 3% of the program's assets. The objectives of this program include enhancing the yield on invested assets, achieving further diversification of credit risk, and mitigating the risk of rising interest rates through the acquisition of floating rate assets.

The distributions of debt and perpetual securities we own, by credit rating, as of December 31 were as follows:

Composition of Portfolio by Credit Rating[1]

	2012		2011	
	Amortized Cost	**Fair Value**	Amortized Cost	Fair Value
AAA	**1.5%**	**1.6%**	1.8%	1.9%
AA	**46.2**	**45.6**	39.1	39.9
A	**22.8**	**23.7**	29.7	30.4
BBB	**24.8**	**24.6**	23.6	22.7
BB or lower	**4.7**	**4.5**	5.8	5.1
Total	**100.0%**	**100.0%**	100.0%	100.0%

[1] *See the preceding discussion in this section of MD&A regarding the change in credit rating methodology effective March 31, 2012*

As of December 31, 2012, our direct and indirect exposure to securities in our investment portfolio that were guaranteed by third parties was immaterial both individually and in the aggregate.

Subordination Distribution

The majority of our total investments in debt and perpetual securities was senior debt at December 31, 2012 and 2011. We also maintained investments in subordinated financial instruments that primarily consisted of Lower Tier II, Upper Tier II, and Tier I securities, listed in order of seniority. The Lower Tier II (LTII) securities are debt instruments with fixed maturities. Our Upper Tier II (UTII) and Tier I investments consisted of debt instruments with fixed maturities and perpetual securities, which have an economic maturity as opposed to a stated maturity.

The following table shows the subordination distribution of our debt and perpetual securities as of December 31.

Subordination Distribution of Debt and Perpetual Securities

	2012		2011	
(In millions)	**Amortized Cost**	**Percentage of Total**	Amortized Cost	Percentage of Total
Senior notes	**$102,978**	**91.9%**	$ 85,544	86.2%
Subordinated securities:				
Fixed maturities (stated maturity date):				
Lower Tier II	**3,985**	**3.6**	5,795	5.8
Tier I[(1)]	**405**	**.3**	555	.6
Surplus notes	**335**	**.3**	335	.3
Trust preferred - non-banks	**85**	**.1**	85	.1
Other subordinated - non-banks	**51**	**.0**	51	.1
Total fixed maturities	**4,861**	**4.3**	6,821	6.9
Perpetual securities (economic maturity date):				
Upper Tier II	**2,825**	**2.5**	4,285	4.3
Tier I	**1,079**	**1.0**	2,268	2.3
Other subordinated - non-banks	**309**	**.3**	344	.3
Total perpetual securities	**4,213**	**3.8**	6,897	6.9
Total debt and perpetual securities	**$112,052**	**100.0%**	$ 99,262	100.0%

[(1)] *Includes trust preferred securities*

As indicated in the table above, the percentage of our investment portfolio comprising subordinated fixed maturities and perpetual securities investments has declined due primarily to sales and impairments resulting from an implemented plan to reduce the risk exposure in our investment portfolio. See the Investment Concentrations section below for more information on these derisking activities.

Portfolio Composition

For information regarding the amortized cost for our investments in debt and perpetual securities, the cost for equity securities and the fair values of these investments, refer to Note 3 of the Notes to the Consolidated Financial Statements.

Investment Concentrations

After Japanese government bonds (JGBs), our second largest investment concentration as of December 31, 2012, was banks and financial institutions. Within the countries we approve for investment opportunities, we primarily invest in financial institutions that are strategically crucial to each approved country's economy. The bank and financial institution sector is a highly regulated industry and plays a strategic role in the global economy. We achieve some degree of diversification in the bank and financial institution sector through a geographically diverse universe of credit exposures. Within this sector, our credit risk by geographic region or country of issuer at December 31, 2012, based on amortized cost, was: Europe, excluding the United Kingdom (31%); United States (26%); Japan (8%); United Kingdom (7%); and other (28%).

Our 20 largest global investment exposures as of December 31, 2012, were as follows:

Largest Global Investment Positions

(In millions)	Amortized Cost	% of Total	Seniority	Ratings		
				Moody's	S&P	Fitch
Japan National Government[(1)]	**$ 44,081**	**39.3%**	Senior	Aa3	AA-	A+
Israel Electric Corp.	**748**	**.7**	Senior	Baa3	BB+	—
Republic of South Africa	**704**	**.6**	Senior	Baa1	BBB	BBB+
Bank of America Corp. (includes Merrill Lynch)	**520**	**.5**				
Merrill Lynch & Co. Inc.	289	.3	Senior	Baa2	A-	A
Bank of America Corp.	231	.2	Lower Tier II	Baa3	BBB+	BBB
Bank of Tokyo-Mitsubishi UFJ Ltd.	**520**	**.5**				
Bank of Tokyo-Mitsubishi UFJ Ltd. (BTMU Curacao Holdings NV)	520	.5	Lower Tier II	A1	A	BBB+
Republic of Tunisia	**496**	**.4**	Senior	Baa3	BB	BB+
Investcorp SA	**477**	**.4**				
Investcorp Capital Limited	477	.4	Senior	Ba2	—	BB
National Grid PLC	**462**	**.4**				
National Grid Gas PLC	231	.2	Senior	A3	A-	A
National Grid Electricity Transmission PLC	231	.2	Senior	A3	A-	A
Sumitomo Mitsui Financial Group Inc.	**462**	**.4**				
Sumitomo Mitsui Banking Corporation	115	.1	Lower Tier II	A1	A	—
Sumitomo Mitsui Banking Corporation (includes SMBC International Finance)	347	.3	Upper Tier II	A2	BBB+	—
Telecom Italia SpA	**462**	**.4**				
Telecom Italia Finance SA	462	.4	Senior	Baa2	BBB	BBB
Deutsche Bank AG	**460**	**.4**				
Deutsche Postbank AG	277	.2	Lower Tier II	Baa3	BBB+	A-
Deutsche Bank Capital Trust II	167	.2	Tier I	Ba2	BBB	BBB-
Deutsche BK CAP FDG Capital Trust I	16	.0	Tier I	Ba2	BBB	BBB-
Citigroup Inc.	**456**	**.4**				
Citigroup Inc. (includes Citigroup Global Markets Holdings Inc.)	455	.4	Senior	Baa2	A-	A
Citigroup Inc. (Citicorp)	1	.0	Lower Tier II	Baa3	BBB+	BBB+
JP Morgan Chase & Co. (including Bear Stearns)	**455**	**.4**				
JPMorgan Chase & Co. (including Bear Stearns Companies Inc.)	404	.4	Senior	A2	A	A+
JPMorgan Chase & Co. (FNBC)	23	.0	Senior	Aa1	A+	—
JPMorgan Chase & Co. (Bank One Corp.)	17	.0	Lower Tier II	A3	A-	A
JPMorgan Chase & Co. (NBD Bank)	11	.0	Lower Tier II	A1	A	A
Metlife Inc.	**454**	**.4**				
Metlife Inc.	165	.2	Senior	A3	A-	A-
Metropolitan Life Global Funding I	289	.2	Senior	Aa3	AA-	A+
Banobras	**427**	**.4**	Senior	Baa1	BBB	BBB
Unique Zurich Airport	**427**	**.4**	Senior	—	A	—
Gas Natural SDG (Union Fenosa)	**427**	**.4**				
Union Fenosa Finance B.V.	427	.4	Senior	Baa2	BBB	BBB+
General Electric Co.	**415**	**.4**				
GE Capital Corporation	363	.3	Senior	A1	AA+	—
Security Capital Group	37	.1	Senior	A1	AA+	—
Susa Partnership LP	9	.0	Senior	A1	AA+	—
GE Capital Services Inc.	6	.0	Lower Tier II	Aa3	AA+	—
Sultanate of Oman	**404**	**.4**	Senior	A1	A	—
Deutsche Telekom AG	**401**	**.3**				
Deutsche Telekom AG	347	.3	Senior	Baa1	BBB+	BBB+
Deutsche Telekom International Finance	54	.0	Senior	Baa1	BBB+	BBB+
Subtotal	**$ 53,258**	**47.5%**				
Total debt and perpetual securities	**$ 112,052**	**100.0%**				

[(1)] *JGBs or JGB-backed securities*

As previously disclosed, we own long-dated debt instruments in support of our long-dated policyholder obligations. Many of our largest global investment holdings are positions that were purchased many years ago and increased in size due to merger and consolidation activity among the issuing entities. Prior to the fourth quarter of 2012, the continued appreciation of the yen has led to increases in the values of yen-denominated securities exacerbating the concentration in many of those securities. Beginning in 2005, we have generally limited our investment exposures to individual issuers to no more than 5% of total adjusted capital (TAC) on a statutory accounting basis, with the exception of obligations of the Japanese and U.S. governments. However, existing investment exposures that exceeded 5% of TAC at the time this guidance was adopted, or exposures that may exceed this threshold from time to time through merger and consolidation activity, are not automatically reduced through sales of the issuers' securities but rather are reduced over time consistent with our investment policy.

Geographical Exposure

The following table indicates the geographic exposure of our investment portfolio as of December 31.

	2012		2011	
(In millions)	**Amortized Cost**	**% of Total**	Amortized Cost	% of Total
Japan	**$ 48,598**	**43.4%**	**$ 34,942**	**35.2%**
United States and Canada	**24,512**	**22.0**	**17,221**	**17.4**
United Kingdom	**4,025**	**3.6**	**5,031**	**5.1**
Germany	**3,965**	**3.5**	**4,877**	**4.9**
France	**2,500**	**2.2**	**2,723**	**2.7**
PIIGS	**4,550**	**4.1**	**6,066**	**6.1**
Portugal	272	.3	308	.3
Italy	2,327	2.1	2,588	2.6
Ireland	492	.4	544	.6
Spain	1,459	1.3	2,626	2.6
Other Central Europe	**3,626**	**3.2**	**5,812**	**5.9**
Netherlands	2,259	2.0	2,496	2.5
Switzerland	688	.6	1,357	1.4
Austria	386	.3	1,143	1.2
Belgium	293	.3	816	.8
Nordic Region	**3,407**	**3.0**	**4,126**	**4.2**
Sweden	1,513	1.3	1,863	1.9
Norway	814	.7	1,051	1.1
Denmark	551	.5	614	.6
Finland	529	.5	598	.6
Eastern Europe	**815**	**.7**	**907**	**.9**
Czech Republic	577	.5	643	.6
Poland	238	.2	264	.3
Asia excluding Japan	**5,397**	**4.8**	**5,690**	**5.7**
Africa and Middle East	**3,611**	**3.2**	**4,197**	**4.2**
Latin America	**3,381**	**3.0**	**3,771**	**3.8**
Australia	**2,982**	**2.7**	**3,159**	**3.2**
All Others	**683**	**.6**	**740**	**.7**
Total debt and perpetual securities	**$ 112,052**	**100.0%**	**$ 99,262**	**100.0%**

Investments in Certain European Countries

Since 2008, many countries in Europe, and specifically Greece, Ireland, Italy, Portugal, and Spain (collectively the "peripheral Eurozone" countries), have been experiencing a debt crisis. Due to the participation in the single common currency of the Euro, developments affecting any of the European Union (EU) countries have direct impacts on other EU countries. With the economic and market turmoil driven by the European debt crisis, European investments have been identified as having a higher level of inherent risk and potential volatility.

The primary factor considered when determining the domicile of investment exposure is the legal domicile of the issuer. However, other factors such as the location of a parent guarantor, the location of the company's headquarters or major business operations (including location of major assets), location of primary market (including location of revenue generation) and specific country risk publicly recognized by rating agencies can influence the assignment of the country (or geographic) risk location. When the issuer is a special financing vehicle or a branch or subsidiary of a global company, then we consider any guarantees and/or legal, regulatory and corporate relationships of the issuer relative to its ultimate parent in determining the proper assignment of country risk.

We had no direct exposure to Greece as of December 31, 2012 and 2011. Our direct investment exposures to Ireland, Italy, Portugal and Spain and the related maturities of those investments as of December 31 were as follows:

	2012							
	One to Five Years		Five to Ten Years		After Ten Years		Total	
(In millions)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-sale securities:								
Ireland:								
Banks/financial institutions	$ 0	$ 0	$ 0	$ 0	$ 261	$ 183	$ 261	$ 183
Italy:								
Public utilities	0	0	0	0	15	17	15	17
Other corporate	0	0	0	0	360	387	360	387
Portugal:								
Public utilities	0	0	156	155	116	100	272	255
Spain:								
Sovereign	0	0	0	0	76	91	76	91
Banks/financial institutions	34	36	0	0	64	66	98	102
Public utilities	0	0	0	0	427	420	427	420
Other corporate	0	0	0	0	223	217	223	217
Held-to-maturity securities:								
Ireland:								
Banks/financial institutions	0	0	0	0	231	197	231	197
Italy:								
Sovereign	0	0	0	0	289	263	289	263
Banks/financial institutions	0	0	0	0	173	157	173	157
Public utilities	0	0	0	0	855	845	855	845
Other corporate	0	0	0	0	635	594	635	594
Spain:								
Public utilities	0	0	0	0	404	380	404	380
Other corporate	0	0	0	0	231	224	231	224
Total gross and net funded exposure	$ 34	$ 36	$ 156	$ 155	$ 4,360	$4,141	$ 4,550	$4,332

(In millions)	2011							
	One to Five Years		Five to Ten Years		After Ten Years		Total	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-sale securities:								
Ireland:								
Banks/financial institutions	$ 0	$ 0	$ 0	$ 0	$ 287	$ 170	$ 287	$ 170
Italy:								
Public utilities	0	0	0	0	15	14	15	14
Other corporate	0	0	0	0	399	392	399	392
Portugal:								
Public utilities	10	10	40	33	129	105	179	148
Spain:								
Sovereign	0	0	148	162	0	0	148	162
Banks/financial institutions	34	35	0	0	45	45	79	80
Public utilities	0	0	0	0	476	422	476	422
Other corporate	34	33	0	0	243	212	277	245
Held-to-maturity securities:								
Ireland:								
Banks/financial institutions	0	0	0	0	257	209	257	209
Italy:								
Sovereign	0	0	0	0	322	303	322	303
Banks/financial institutions	0	0	0	0	193	181	193	181
Public utilities	0	0	0	0	952	914	952	914
Other corporate	0	0	0	0	707	661	707	661
Portugal:								
Public utilities	0	0	129	135	0	0	129	135
Spain:								
Sovereign	0	0	0	0	489	470	489	470
Banks/financial institutions	0	0	0	0	450	356	450	356
Public utilities	0	0	0	0	450	447	450	447
Other corporate	0	0	0	0	257	241	257	241
Total gross and net funded exposure	$ 78	$ 78	$ 317	$ 330	$ 5,671	$5,142	$ 6,066	$5,550

We do not have any unfunded exposure in the European countries shown in the preceding table, and we have not entered into any hedges to mitigate credit risk for our funded exposure. The banks and financial institutions investments in Ireland, Italy, Portugal and Spain represented 4% and 5% of total investments in the banks and financial institutions sector at December 31, 2012 and 2011, respectively, and 1% of total investments in debt and perpetual securities at December 31, 2012 and 2011.

Ireland

As of December 31, 2012, our total direct exposure within Ireland consisted of senior unsecured bank obligations. Senior securities issued by the Bank of Ireland with amortized costs and fair values totaling $231 million and $153 million, respectively, were rated below investment grade at Ba2/BB+/BBB by Moody's, S&P and Fitch, respectively. We believe that these unrealized losses were more closely linked to the Irish government's aggressive approach to addressing its debt burden, which included the possibility of imposing losses on senior debt holders of certain non-viable Irish banks. While the political risk of burden-sharing remains, it significantly subsided during the second half of 2011 as the government has shifted its focus to reducing its debt burden. This Irish bank is current on its obligation to us, and we believe it has the ability to meet its obligations to us. In addition, as of December 31, 2012, we had the intent to hold this investment to recovery in value. As a result, we did not recognize an other-than-temporary impairment for this investment as of December 31, 2012. The other senior security holdings in Ireland were issued by DEPFA Bank PLC and had an amortized cost of $261 million as of December 31, 2012. DEPFA is an Irish-domiciled and licensed financial institution that is a wholly-owned subsidiary of Hypo Real Estate Holding, a Germany licensed and regulated financial institution. Due to this ownership by a German parent, DEPFA has not been included in the Republic of Ireland's bank re-structuring and capitalization plan. DEPFA was current on its obligation to us and was rated investment grade at Baa3/BBB/BBB+ by Moody's, S&P and Fitch, respectively, as of December 31, 2012.

We expect the operating environment will continue to be difficult in 2013 as Ireland's government continues utilizing austerity measures to reduce deficits. Meaningful economic growth will be difficult due to the aforementioned austerity measures, weak domestic demand, high unemployment and depressed real estate markets. Further, Ireland remains susceptible to contagion risks from difficulties of other European countries. Although there has been substantial improvement in the political environment and the fiscal outlook has improved recently, Ireland's economic and ratings profile is expected to remain under pressure in the short-term.

Italy

Although Italy remains a country of heightened inherent risk and Moody's, S&P, and Fitch all had downgrade actions for Italy in 2012, as of December 31, 2012, Italy was still rated investment grade by all three rating agencies.

As of December 31, 2012, our total direct exposure within Italy was $2.3 billion, at amortized cost. This exposure comprised $289 million of direct investment in the sovereign of Italy; a senior unsecured bank obligation of $173 million; and utility and industrial companies of $870 million and $995 million, respectively. Our total exposure to Italy-based utility companies contained $624 million of securities that have below-investment-grade put options.

We expect the operating environment will continue to be difficult in 2013 as Italy's government implements austerity measures to reduce deficits. Meaningful economic growth will be difficult due to the aforementioned austerity measures and a contraction of bank credit. Although there has been substantial improvement, the political environment and the fiscal outlook remain tenuous, Italy's economic and ratings profile is expected to remain under pressure in the short-term.

Corporate issuers domiciled in Italy will continue to carry sovereign rating risk, but we expect they will continue to meet obligations due to a variety of factors supporting their individual credit profile.

As of December 31, 2012, all of our Italian exposures were rated investment grade and were current on their obligations to us, and we believe they have the ability to meet their obligations to us.

Portugal

As of December 31, 2012, our total direct exposure to Portugal was $272 million, at amortized cost. All of this exposure is to two electric utility issuers domiciled in Portugal, Redes Energeticas Nacionas SGPS, S.A. (REN) and Energias de Portugal SA (EDP). Our exposure to REN and EDP was $116 million and $156 million, respectively, at amortized cost. Both of these securities have been rated by external rating agencies and the Company as below investment grade as of December 31, 2012; however, they were both current on their obligations to us.

Our holdings domiciled in Portugal will continue to carry sovereign rating risk and could experience ratings pressure and difficulty in accessing capital markets because of that risk. However, we expect they will continue to meet debt obligations as a result of a variety of factors supporting their overall credit profile.

Spain

Although Spain remains a country of heightened inherent risk and Moody's, S&P, and Fitch all had multiple downgrade actions for the Kingdom of Spain throughout 2012, as of December 31, 2012, the Kingdom of Spain was still rated investment grade by all three rating agencies.

We expect the operating environment will continue to be difficult in 2013 as Spain's government implements austerity measures to reduce deficits at both the federal and regional level. In addition, economic growth will be pressured due to the aforementioned austerity measures and a contraction of bank credit. Greater uncertainty over their fiscal profiles has made it difficult for the regional governments in Spain to obtain reasonable financing for existing and new debt facilities. Therefore, Spain's and its regional governments' economic and ratings profile are expected to remain under pressure for the foreseeable future.

As of December 31, 2012, our total direct exposure to Spain was $1.5 billion, at amortized cost. This exposure comprised $76 million of investments in sub-sovereign (i.e. regional governments) issuers; a senior unsecured bank obligation of $64 million; one Lower Tier II obligation of $34 million; and Spain-domiciled utilities and industrials of $831 million and $454 million, respectively.

During the second quarter of 2012, Spain experienced a large increase in its overall cost of funding due to concerns about the sovereign's fiscal and economic condition. The increase in funding costs as well as concerns about fiscal and economic conditions also had a negative impact on the Spanish sub-sovereigns' cost of funding and made access to credit almost impossible for them. We recognized an other-than-temporary impairment of $144 million on our Spanish sub-sovereign investment in Generalitat de Catalunya in the second quarter of 2012. As of December 31, 2012, our investment of $76 million, at amortized cost, in Generalitat de Catalunya was rated Ba3/BB/BBB- by Moody's, S&P, and Fitch, respectively, and we have classified this investment as below investment grade. In the fourth quarter of 2012, we reduced our exposure to Spanish sub-sovereigns by exercising our below-investment-grade put option on our $406 million investment in Junta de Andalucia.

Our Spanish senior unsecured bank investment of $64 million, at amortized cost, was issued by Bankia SA (Bancaja Emisiones SA Unipersonal). Bankia SA was downgraded to below investment grade in the second quarter of 2012. Bankia is currently controlled by a bank holding company itself wholly owned by the Kingdom of Spain. The government has provided direct and planned capital injections and facilitated the transfer of non-performing assets into a state-sponsored entity ("Sareb") to manage such assets. Currently, we believe the Spanish government has the ability and desire to continue supporting Bankia. Although our holdings are senior level obligations, given the uncertainty surrounding the credit profile of Bankia, we transferred this investment from the held-to-maturity portfolio to the available-for-sale portfolio, and we recognized an other-than-temporary impairment of $120 million on our investment in Bankia SA in the second quarter of 2012. Bankia SA was rated Ba2/BB/BBB by Moody's, S&P, and Fitch, respectively, as of December 31, 2012.

In the fourth quarter of 2012, we reduced our exposure to Spanish Lower Tier II investments by tendering our $206 million below-investment-grade investment in BBVA SA (Banco Bilbao Vizcaya Argentaria) to the issuer at its impaired value. Prior to the disposal, in the third quarter of 2012, we had transferred this investment from the held-to-maturity portfolio to the available-for-sale portfolio and recognized a pretax other-than-temporary impairment of $52 million upon its downgrade to below investment grade.

Our holdings, especially utilities, domiciled in Spain will continue to carry sovereign rating risk and could experience ratings pressure and difficulty in accessing capital markets because of that risk. However, we expect they will continue to meet debt obligations as a result of a variety of factors supporting their overall credit profile.

As of December 31, 2012, with the exception of the securities discussed above, the remaining securities of our Spain-domiciled exposures were rated investment grade and were current on their obligations to us, and we believe they have the ability to meet their obligations to us.

European sovereign debt crisis - monitoring and mitigating exposure

During most of 2011, we saw the European sovereign debt crisis persist and escalate. Throughout 2012, our internal team of experienced credit professionals continued to monitor the impact of this crisis on our individual investment holdings' overall credit quality. Our analysis includes factors beyond a baseline assessment of a company's assets, operations, financial statements, and credit metrics that may provide support for the instruments we own. Specifically, for our investments in European banks and financial institutions, we monitor the importance of the issuer to its local financial system, the likelihood of government support, and our investment's position in the capital structure of the issuer. For our investments in European utilities, we monitor the role of the issuer in its local economy as a provider of necessary infrastructure, and we monitor the value of the underlying assets owned by the issuer. For our investments in European corporates, industrials, and other commercial entities, we monitor the general credit quality of the issuer; the geographical mix of the issuer's customers (i.e. domestic versus foreign), the geographical breakdown of the issuer's assets (i.e. domestic versus foreign), the value of the underlying assets owned by the issuer, capitalization of the issuer, and overall profitability and cash generation ability of the issuer. We monitor NRSRO actions and likely actions for our investment exposures, as well as overall market conditions. By performing these analyses, we make a determination on the probability of timely payment of principal and interest of the issuers of our investments.

Some of our peripheral Eurozone fixed income investments contain covenants that we believe mitigate our risk to the issuer. These covenants could include put options that allow us to put our holdings at a predetermined price, usually par, should the issuer be downgraded to below investment grade by a rating agency, plus restrictions on the ability to incur additional debt, sell assets, or provide collateral for indebtedness.

Apart from our direct investments in peripheral Eurozone sovereign debt, our other exposure as of December 31, 2012 to the European sovereign debt crisis were investments in peripheral Eurozone banks and financial institutions of $.8 billion, peripheral Eurozone non-banks (excluding sovereigns) of $3.4 billion, core Eurozone[1] banks and financial institutions of $3.5 billion, core Eurozone non-banks (excluding sovereigns) of $5.8 billion, core Eurozone sovereigns of $.7 billion, and non-Eurozone[2] holdings throughout the balance of Europe of $8.4 billion, all at amortized cost. Other exposures to the European sovereign debt crisis that are not possible to measure include the impact of slower economic activity throughout Europe and its impact on global economic growth; the impact of a potential break-up of the European Union; and market disruption including illiquidity and impaired valuations due to heightened concerns and lack of investor confidence.

Given the severity of the crisis in Europe and the potential lasting impact, we are monitoring the situation closely. Among the areas that we believe warrant continued attention include the heightened interrelationship between political, monetary, fiscal, and economic forces; the possibility of continued contagion to additional sovereigns and other entities; further stress on the banking systems throughout the region; and the impact on the underlying economic fundamentals throughout the Euro region. See the following discussion regarding steps that management has taken in the past couple years to reduce our investment risk exposure to Europe.

Derisking

During 2012, we continued a general strategy of reducing the overall risk profile of our investment portfolio. Our efforts in 2011 and 2012 were largely focused on reducing our exposure to European issuers and to banks and financial institutions. During 2012, we reduced our exposure to European issuers, including perpetual and subordinated securities of financial firms. As a result of derisking activities, we have reduced our exposure to these areas significantly. At the start of 2008, sovereign and financial investments in peripheral Eurozone countries of $3.3 billion comprised 5.9% of total investment and cash, declining to $1.1 billion, or 1.0% of total investments and cash by the end of 2012. At the start of 2008, investments in perpetual securities of $8.3 billion comprised 14.7% of total investments and cash, declining to $4.2 billion, or 3.7% of total investments and cash by the end of 2012. As a result of these portfolio activities, we have dramatically reduced the impact to our portfolio from the European financial crisis. We will continue to be vigilant in monitoring our holdings and evaluating opportunities that may arise to further and appropriately reduce, reposition, and manage the risks in the portfolio.

Securities by Type of Issuance

We have investments in both publicly and privately issued securities. Our ability to sell either type of security is a function of overall market liquidity which is impacted by, among other things, the amount of outstanding securities of a particular issuance, trading history of the security, overall market conditions, and idiosyncratic events affecting the specific issuer.

[1] *Core Eurozone includes Germany, France, Netherlands, Austria, Belgium and Finland.*
[2] *Non-Eurozone Europe includes the United Kingdom, Switzerland, Sweden, Norway, Denmark, Czech Republic and Poland.*

The following table details investment securities by type of issuance as of December 31.

Investment Securities by Type of Issuance

	2012		2011	
(In millions)	**Amortized Cost**	**Fair Value**	Amortized Cost	Fair Value
Publicly issued securities:				
Fixed maturities	**$ 67,116**	**$ 70,026**	$ 45,475	$ 48,163
Perpetual securities	**128**	**146**	195	178
Equity securities	**11**	**13**	13	15
Total publicly issued	**67,255**	**70,185**	45,683	48,356
Privately issued securities:				
Fixed maturities	**40,723**	**42,068**	46,890	45,792
Perpetual securities	**4,085**	**4,156**	6,702	6,261
Equity securities	**9**	**10**	9	10
Total privately issued	**44,817**	**46,234**	53,601	52,063
Total investment securities	**$ 112,072**	**$ 116,419**	$ 99,284	$ 100,419

The following table details our privately issued investment securities as of December 31.

Privately Issued Securities

(Amortized cost, in millions)	**2012**	2011
Privately issued securities as a percentage of total debt and perpetual securities	**40.0%**	54.0%
Privately issued securities held by Aflac Japan	**$ 41,624**	$ 50,819
Privately issued securities held by Aflac Japan as a percentage of total debt and perpetual securities	**37.1%**	51.2%

Reverse-Dual Currency Securities[(1)]

(Amortized cost, in millions)	**2012**	2011
Privately issued reverse-dual currency securities	**$ 9,916**	$ 12,655
Publicly issued collateral structured as reverse-dual currency securities	**2,781**	2,958
Total reverse-dual currency securities	**$ 12,697**	$ 15,613
Reverse-dual currency securities as a percentage of total debt and perpetual securities	**11.3%**	15.7%

[(1)]*Principal payments in yen and interest payments in dollars*

The decrease in privately issued securities as a percentage of total debt and perpetual securities was due primarily to the weakening of the yen, sales and impairments of investments, and the allocation of new investments to JGBs and other publicly issued investments during 2012.

Aflac Japan has invested in privately issued securities to better match liability characteristics and secure higher yields than those available on Japanese government or other public corporate bonds. Aflac Japan's investments in yen-denominated privately issued securities consist primarily of non-Japanese issuers and have longer maturities, thereby allowing us to improve our asset/liability matching and our overall investment returns. Most of our privately issued securities were issued under medium-term note programs and have standard documentation commensurate with credit ratings of the issuer, except when internal credit analysis indicates that additional protective and/or event-risk covenants were required.

Below-Investment-Grade and Split-Rated Securities

The below-investment-grade securities at December 31 shown in the following table were investment grade at the time of purchase and were subsequently downgraded.

Below-Investment-Grade Securities[1][2]

(In millions)	2012 Par Value	2012 Amortized Cost	2012 Fair Value	2012 Unrealized Gain (Loss)	2011 Par Value	2011 Amortized Cost	2011 Fair Value	2011 Unrealized Gain (Loss)
Israel Electric Corporation Limited	$ 797	$ 748	$ 716	$ (32)	$ 888	$ 847	$ 805	$ (42)
Republic of Tunisia	739	496	496	0	823	823	877	54
Investcorp Capital Limited	477	477	418	(59)	526	526	441	(85)
Commerzbank AG (includes Dresdner Bank)	462	297	394	97	*	*	*	*
UPM-Kymmene	358	358	263	(95)	399	399	235	(164)
UniCredit Bank AG (HVB Funding Trust I, III, & VI)	341	257	257	0	*	*	*	*
Lloyds Banking Group PLC	328	292	351	59	408	360	312	(48)
Societe Generale [3]	289	288	302	14	*	*	*	*
CSAV (Tollo Shipping Co. S.A.)	277	117	145	28	309	130	130	0
Bank of Ireland	231	231	153	(78)	257	257	140	(117)
Generalitat de Catalunya	208	76	91	15	*	*	*	*
Tokyo Electric Power Co., Inc.	199	201	203	2	232	235	211	(24)
Bankia SA (Bancaja Emisiones SA Unipersonal)	173	64	66	2	*	*	*	*
Energias de Portugal SA (EDP)	158	156	155	(1)	*	*	*	*
IKB Deutsche Industriebank AG	150	78	96	18	167	87	87	0
Redes Energeticas Nacionais SGPS,S.A. (REN)	116	116	100	(16)	129	129	105	(24)
Finance For Danish Industry (FIH)	116	90	100	10	129	100	100	0
Barclays Bank PLC [3]	65	48	62	14	*	*	*	*
Nextera Energy Inc. (FPL Marcus Hook, White Pine Hydro)	64	59	65	6	40	40	44	4
Sparebanken Vest [3]	60	60	60	0	60	60	59	(1)
Dexia SA (includes Dexia Bank Belgium & Dexia Overseas) [3]	0	0	0	0	579	190	190	0
Erste Group Bank (Erste Finance Jersey Ltd. 3 & 5) [3]	0	0	0	0	450	424	253	(171)
Ford Motor Credit Company	*	*	*	*	386	386	388	2
Swedbank AB [3]	0	0	0	0	180	139	106	(33)
Bawag Capital Finance Jersey [3]	0	0	0	0	180	77	77	0
Hypo Vorarlberg Capital Finance [3]	0	0	0	0	141	83	86	3
Other Issuers (below $50 million in par value) [4]	384	360	364	4	408	378	339	(39)
Total	$ 5,992	$ 4,869	$ 4,857	$ (12)	$6,691	$ 5,670	$4,985	$ (685)

** Investment grade at respective reporting date*

[1] Does not include senior secured bank loans in an externally managed portfolio that were below investment grade when initially purchased

[2] See the Market Risks of Financial Instruments - Credit Risk subsection of this MD&A regarding the change in credit rating methodology effective March 31, 2012

[3] Includes perpetual security

[4] Includes 14 issuers in 2012 and 17 issuers in 2011

In 2011, we initiated a limited program to invest in senior secured bank loans to U.S. and Canadian corporate borrowers, most of which have below-investment-grade ratings. The program is managed externally by third party firms specializing in this asset class. This mandate requires a minimum average credit quality of BB-/Ba3, prohibits loans rated below B/B2, and prohibits exposure to any individual credit greater than 3% of the program's assets. The objectives of this program include enhancing the yield on invested assets, achieving further diversification of credit risk, and mitigating the risk of rising interest rates through the acquisition of floating rate assets. Our investments in this program totaled $414 million at December 31, 2012, compared with $124 million at December 31, 2011, on an amortized cost basis.

Excluding the senior secured bank loans discussed above that were rated below investment grade when initially purchased, below-investment-grade debt and perpetual securities represented 4.3% of total debt and perpetual securities at December 31, 2012, compared with 5.7% at December 31, 2011, on an amortized cost basis. Debt and perpetual securities classified as below investment grade at December 31, 2012 and 2011 were generally reported as available for sale and carried at fair value.

Occasionally, a debt or perpetual security will be split rated. This occurs when one rating agency rates the security as investment grade while another rating agency rates the same security as below investment grade. As of the first quarter of 2012, our policy has been to utilize the second lowest rating designation assigned to the security, which in this case where there are only two ratings - one investment grade and one below investment grade - would result in the security being rated as below investment grade. In the event that the second lowest rating designation from the major credit rating agencies (Moody's, S&P and Fitch) is investment grade, our policies do not preclude us from assigning a below-investment-grade rating if our own internal analysis shows a credit deterioration has occurred and our assessment results in a rating below that which is assigned by such agencies. Our review in those cases includes evaluating the issuer's credit position as well as current market pricing and other factors, such as the issuer's or security's inclusion on a credit rating downgrade watch list. Split-rated securities, excluding the senior secured bank loan investments discussed above, totaled $3.8 billion as of December 31, 2012, compared with $2.7 billion as of December 31, 2011, and represented 3.4% of total debt and perpetual securities, at amortized cost, at December 31, 2012, compared with 2.7% at December 31, 2011. The 10 largest split-rated securities as of December 31, 2012, were as follows:

Split-Rated Securities

(In millions)	Amortized Cost	Investment-Grade Status
Israel Electric Corp. Ltd.	$ 748	Below Investment Grade
Republic of Tunisia	496	Below Investment Grade
SLM Corp.	376	Investment Grade
Ford Motor Credit Company	347	Investment Grade
Commerzbank AG (includes Dresdner Bank)	297	Below Investment Grade
Societe Generale[(1)]	288	Below Investment Grade
Bank of Ireland	231	Below Investment Grade
Barclays Bank PLC[(1)(2)]	190	Below Investment Grade / Investment Grade
Deutsche Bank Capital Trust II and Capital Funding Trust I[(1)]	183	Investment Grade
Energias de Portugal SA (EDP)	156	Below Investment Grade

[(1)] *Includes perpetual security*

[(2)] *Barclays is listed as "Below Investment Grade (BIG)/ Investment Grade (IG)" since the Upper Tier II holdings ($142 million amortized cost) are IG and the Tier I holdings ($48 million amortized cost) are BIG*

For the interest rate, foreign currency, and credit default swaps associated with our VIE investments for which we are the primary beneficiary, we bear the risk of foreign exchange or interest rate loss due to counterparty default even though we are not a direct counterparty to those contracts. We are a direct counterparty to the interest rate and foreign currency swaps that we have on certain of our senior notes, subordinated debentures, Samurai notes, and the foreign currency forwards on certain fixed-maturity securities, therefore we are exposed to credit risk in the event of nonperformance by the counterparties in those contracts. The risk of counterparty default for our VIE and senior note and subordinated debenture swaps is mitigated by collateral posting requirements the counterparty must meet. The counterparty risk associated with the foreign currency forwards is the risk that at expiry of the contract, the counterparty is unable to deliver the agreed upon amount of yen at the agreed upon price or delivery date, thus exposing the Company to additional unhedged exposure to U.S. dollars in the Aflac Japan investment portfolio. See Note 4 of the Notes to the Consolidated Financial Statements for more information.

Other-than-temporary Impairment

See Note 3 of the Notes to the Consolidated Financial Statements for a discussion of our impairment policy.

Unrealized Investment Gains and Losses

The following table provides details on amortized cost, fair value and unrealized gains and losses for our investments in debt and perpetual securities by investment-grade status as of December 31, 2012.

(In millions)	Total Amortized Cost	Total Fair Value	Percentage of Total Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale securities:					
Investment-grade securities	$ 52,361	$ 56,299	48.4%	$ 4,408	$ 470
Below-investment-grade securities	5,265	5,256	4.5	304	313
Held-to-maturity securities:					
Investment-grade securities	54,426	54,841	47.1	1,213	798
Total	$112,052	$116,396	100.0%	$ 5,925	$ 1,581

The following table presents an aging of debt and perpetual securities in an unrealized loss position as of December 31, 2012.

Aging of Unrealized Losses

(In millions)	Total Amortized Cost	Total Unrealized Loss	Less than Six Months		Six Months to Less than 12 Months		12 Months or Longer	
			Amortized Cost	Unrealized Loss	Amortized Cost	Unrealized Loss	Amortized Cost	Unrealized Loss
Available-for-sale securities:								
Investment-grade securities	$ 17,605	$ 470	$ 12,810	$ 200	$ 80	$ 1	$ 4,715	$ 269
Below-investment-grade securities	2,086	313	103	3	77	0	1,906	310
Held-to-maturity securities:								
Investment-grade securities	22,591	798	15,447	164	0	0	7,144	634
Total	$ 42,282	$ 1,581	$ 28,360	$ 367	$ 157	$ 1	$ 13,765	$ 1,213

The following table presents a distribution of unrealized losses on debt and perpetual securities by magnitude as of December 31, 2012.

Percentage Decline From Amortized Cost

(In millions)	Total Amortized Cost	Total Unrealized Loss	Less than 20%		20% to 50%		Greater than 50%	
			Amortized Cost	Unrealized Loss	Amortized Cost	Unrealized Loss	Amortized Cost	Unrealized Loss
Available-for-sale securities:								
Investment-grade securities	$ 17,605	$ 470	$ 17,407	$ 412	$ 198	$ 58	$ 0	$ 0
Below-investment-grade securities	2,086	313	1,489	138	597	175	0	0
Held-to-maturity securities:								
Investment-grade securities	22,591	798	22,244	700	347	98	0	0
Total	$ 42,282	$ 1,581	$ 41,140	$ 1,250	$ 1,142	$ 331	$ 0	$ 0

The following table presents the 10 largest unrealized loss positions in our portfolio as of December 31, 2012.

(In millions)	Credit Rating	Amortized Cost	Fair Value	Unrealized Loss
SLM Corp.	BBB	$ 376	$ 278	$ (98)
UPM-Kymmene	BB	358	263	(95)
Bank of Ireland	BB	231	153	(78)
Investcorp Capital Limited	BB	477	418	(59)
Svenska Handelsbanken AB[1]	BBB	205	160	(45)
Bank of America Corp. (includes Merrill Lynch)	A	520	477	(43)
Republic of Poland	A	238	196	(42)
Bank of Tokyo-Mitsubishi UFJ Ltd. (BTMU Curacao Holdings N.V.)	A	520	484	(36)
DEPFA Bank PLC	BBB	261	227	(34)
Atlantia SPA	BBB	231	198	(33)

[1] *Includes perpetual security*

Declines in fair value noted above were impacted by changes in interest rates and credit spreads, yen/dollar exchange rates, and issuer credit status. However, we currently believe it would be inappropriate to recognize impairment charges because we believe the changes in fair value are temporary. See the Market Risks of Financial Instruments-Credit Risk subsection of this MD&A for a discussion of unrealized losses related to Ireland, and see the Unrealized Investment Gains and Losses section in Note 3 of the Notes to the Consolidated Financial Statements for further discussions of unrealized losses related to financial institutions including perpetual securities, and other corporate investments.

Investment Valuation and Cash

We estimate the fair values of our securities available for sale on a monthly basis. We monitor the estimated fair values derived from our discounted cash flow pricing model and those obtained from our custodian, pricing vendors and brokers for consistency from month to month, while considering current market conditions. We also periodically discuss with our custodian and pricing brokers and vendors the pricing techniques they use to monitor the consistency of their approach and periodically assess the appropriateness of the valuation level assigned to the values obtained from them.

We have entered into an agreement with an independent third party to value certain securities within our investment portfolio, primarily perpetual and private placement holdings. These securities are currently being valued using our discounted cash flow pricing model. We expect to receive valuation information from the third party to be evaluated by management by the end of the first quarter of 2013. At this time, it is not possible to estimate the impact of this new valuation approach. Changes in value may have a material effect on our financial condition and results of operations.

Cash and cash equivalents totaled $2.0 billion, or 1.7% of total investments and cash, as of December 31, 2012, compared with $2.2 billion, or 2.2%, at December 31, 2011. For a discussion of the factors affecting our cash balance, see the Operating Activities, Investing Activities and Financing Activities subsections of this MD&A.

For additional information concerning our investments, see Notes 3, 4, and 5 of the Notes to the Consolidated Financial Statements.

Deferred Policy Acquisition Costs

The following table presents deferred policy acquisition costs by segment for the years ended December 31.

(In millions)	2012	2011	% Change
Aflac Japan	**$ 6,801**	$ 7,102	(4.2)% [1]
Aflac U.S.	**2,857**	2,687	6.3
Total	**$ 9,658**	$ 9,789	(1.3)%

[1]Aflac Japan's deferred policy acquisition costs increased 6.7% in yen during the year ended December 31, 2012.
Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

See Note 1 of the Notes to the Consolidated Financial Statements and the New Accounting Pronouncements subsection of this MD&A for a discussion of changes to the accounting policy for DAC effective January 1, 2012.

Policy Liabilities

The following table presents policy liabilities by segment for the years ended December 31.

(In millions)	2012	2011	% Change
Aflac Japan	**$ 89,338**	$ 86,522	3.3% [1]
Aflac U.S.	**8,608**	8,069	6.7
Other	**3**	2	50.0
Total	**$ 97,949**	$ 94,593	3.5%

[1]Aflac Japan's policy liabilities increased 15.0% in yen during the year ended December 31, 2012.

See Note 7 of the Notes to the Consolidated Financial Statements for additional information on our policy liabilities.

Notes Payable

Notes payable totaled $4.4 billion at December 31, 2012, compared with $3.3 billion at December 31, 2011. In February 2012, the Parent Company issued $400 million and $350 million of senior notes that mature in February 2017 and February 2022, respectively. In June 2012, we paid $337 million to redeem 26.6 billion yen of our Samurai notes upon their maturity. In July 2012, the Parent Company issued $250 million of senior notes that are an addition to the original series of senior notes that were issued in February 2012 and mature in February 2017. In September 2012, the Parent Company issued $450 million of subordinated debentures that mature in September 2052, and in the fourth quarter of 2012, the underwriters exercised their option, pursuant to the underwriting agreement, to purchase an additional $50 million principal amount of these subordinated debentures. The ratio of debt to total capitalization (debt plus shareholders' equity, excluding the unrealized gains and losses on investment securities and derivatives) was 24.5% as of December 31, 2012, compared with 21.8% as of December 31, 2011. See Note 8 of the accompanying Notes to the Consolidated Financial Statements for additional information on our notes payable.

Benefit Plans

Aflac Japan and Aflac U.S. have various benefit plans. For additional information on our Japanese and U.S. plans, see Note 13 of the Notes to the Consolidated Financial Statements.

Policyholder Protection Corporation

The Japanese insurance industry has a policyholder protection system that provides funds for the policyholders of insolvent insurers. Legislation enacted regarding the framework of the Life Insurance Policyholder Protection Corporation (LIPPC) includes government fiscal measures supporting the LIPPC. On December 27, 2011, Japan's FSA announced plans to enhance the stability of the LIPPC by extending the government's fiscal support of the LIPPC through March 2017. Accordingly, the FSA submitted legislation to the Diet on January 27, 2012 to extend the government's fiscal support framework, and the legislation was approved on March 30, 2012.

Hedging Activities

Net Investment Hedge

Our primary exposure to be hedged is our investment in Aflac Japan, which is affected by changes in the yen/dollar exchange rate. To mitigate this exposure, we have taken the following courses of action. First, Aflac Japan maintains a portfolio of dollar-denominated securities, which serves as an economic currency hedge of a portion of our investment in Aflac Japan. The foreign exchange gains and losses related to this portfolio are taxable in Japan and the U.S. when the securities mature or are sold. Until maturity or sale, deferred tax expense or benefit associated with the foreign exchange gains or losses are recognized in other comprehensive income. Second, we have designated the majority of the Parent Company's yen-denominated liabilities (Samurai and Uridashi notes and yen-denominated loans) as a hedge of our net investment in Aflac Japan. At the beginning of each quarter, we make our net investment hedge designation. If the total of the designated Parent Company yen-denominated liabilities is equal to or less than our net investment in Aflac Japan, the hedge is deemed to be effective and the related exchange effect on the liabilities is reported in the unrealized foreign currency component of other comprehensive income. Should these designated yen-denominated liabilities exceed our investment in Aflac Japan, the foreign exchange effect on the portion of the Parent Company yen-denominated liabilities that exceeds our net investment in Aflac Japan would be recognized in net earnings. We estimate that if the Parent Company yen-denominated liabilities exceeded our net investment in Aflac Japan by 10 billion yen, we would report a foreign exchange gain/loss of approximately $1 million for every 1% yen weakening/strengthening in the end-of-period yen/dollar exchange rate. Our net investment hedge was effective during the years ended December 31, 2012, 2011 and 2010.

The yen net asset figure calculated for hedging purposes differs from the yen-denominated net asset position as discussed in the Currency Risk subsection of MD&A. As disclosed in that subsection, the consolidation of the underlying assets in certain VIEs requires that we derecognize our yen-denominated investment in the VIE and recognize the underlying U.S. dollar-denominated fixed-maturity or perpetual securities and cross-currency swaps. While these U.S. dollar investments will create foreign currency fluctuations, the combination of the U.S. dollar-denominated investment and the cross-currency swap economically creates a yen-denominated investment that qualifies for inclusion as a component of our investment in Aflac Japan.

The dollar values of our yen-denominated net assets, including certain VIEs as yen-denominated investments for net investment hedging purposes as discussed above, are summarized as follows (translated at end-of-period exchange rates) for the years ended December 31:

(In millions)	**2012**	2011
Aflac Japan net assets	**$13,580**	$10,596
Aflac Japan dollar-denominated net assets	**(8,317)**	(7,341)
Aflac Japan yen-denominated net assets	**5,263**	3,255
Parent Company yen-denominated net liabilities	**(850)**	(1,258)
Consolidated yen-denominated net assets (liabilities) subject to foreign currency translation fluctuations	**$ 4,413**	$ 1,997

Prior-year amounts have been adjusted for the adoption of accounting guidance January 1, 2012 related to deferred policy acquisition costs.

The increase in the yen-denominated net assets subject to foreign currency translation fluctuations was due primarily to the increase in cash flows from Japan operations and partly to the reduction in yen-denominated liabilities with the redemption of our Samurai notes in June 2012.

Cash Flow Hedges

We have freestanding derivative instruments related to our consolidated VIE investments that are reported in the consolidated balance sheet at fair value within other assets and other liabilities. During 2011, we de-designated certain of these derivatives used in cash flow hedging strategies as a result of determining that these swaps would no longer be highly effective in offsetting the cash flows of the hedged item. The gain that is being amortized over the expected life of the respective hedged item from accumulated other comprehensive income into earnings related to these swaps was immaterial for the years ended December 31, 2012 and 2011. As of December 31, 2012, two of the freestanding swaps that are used within VIEs to hedge the risk arising from changes in foreign currency exchange rates still qualified for hedge accounting.

We have an interest rate swap agreement related to the 5.5 billion yen variable interest rate Samurai notes that we issued in July 2011. By entering into this contract, we swapped the variable interest rate to a fixed interest rate of 1.475%. We have designated this interest rate swap as a hedge of the variability in our interest cash flows associated with the variable interest rate Samurai notes. This hedge was effective during the years ended December 31, 2012 and 2011.

Fair Value Hedges

In the third quarter of 2012, we began entering into foreign currency forwards to mitigate the foreign exchange risk associated with new investments in U.S. dollar-denominated fixed-maturities that support yen-denominated liabilities within our Aflac Japan segment.

See Note 4 of the Notes to the Consolidated Financial Statements for additional information on our hedging activities.

Off-Balance Sheet Arrangements

As of December 31, 2012, we had no material letters of credit, standby letters of credit, guarantees or standby repurchase obligations. See Note 14 of the Notes to the Consolidated Financial Statements for information on material unconditional purchase obligations that are not recorded on our balance sheet.

CAPITAL RESOURCES AND LIQUIDITY

Aflac provides the primary sources of liquidity to the Parent Company through dividends and management fees. The following table presents the amounts provided for the years ended December 31.

Liquidity Provided by Aflac to Parent Company

(In millions)	**2012**	2011	2010
Dividends declared or paid by Aflac	**$ 0**	$ 282	$ 370
Management fees paid by Aflac	**249**	230	205

The primary uses of cash by the Parent Company are shareholder dividends, the repurchase of its common stock and interest on its outstanding indebtedness. The Parent Company's sources and uses of cash are reasonably predictable and are not expected to change materially in the future. For additional information, see the Financing Activities subsection of this MD&A.

The Parent Company also accesses debt security markets to provide additional sources of capital. As of the beginning of 2012, we had a shelf registration statement on file with the SEC that allowed us to issue an indefinite amount of senior and subordinated debt, in one or more series, from time to time until May 2012. We filed a new shelf registration statement with the SEC in May 2012 that allows us to issue an indefinite amount of senior and subordinated debt, in one or more series, from time to time through May 2015. In February 2012, the Parent Company issued $750 million of senior notes under the now expired registration statement. As of December 31, 2012, the Parent Company had issued $250 million of senior notes and $500 million of subordinated debentures under the new registration statement. In December 2011, we filed a shelf registration statement with Japanese regulatory authorities that allows us to issue up to 100 billion yen of yen-denominated Samurai notes in Japan through January 2014. If issued, these yen-denominated Samurai notes would not be available to U.S. persons. We believe outside sources for additional debt and equity capital, if needed, will continue to be available. For additional information, see Note 8 of the Notes to the Consolidated Financial Statements.

The principal sources of cash for our insurance operations are premiums and investment income. The primary uses of cash by our insurance operations are investments, policy claims, commissions, operating expenses, income taxes and payments to the Parent Company for management fees and dividends. Both the sources and uses of cash are reasonably predictable.

When making an investment decision, our first consideration is based on product needs. Our investment objectives provide for liquidity through the purchase of investment-grade debt securities. These objectives also take into account duration matching, and because of the long-term nature of our business, we have adequate time to react to changing cash flow needs.

As a result of policyholder aging, claims payments are expected to gradually increase over the life of a policy. Therefore, future policy benefit reserves are accumulated in the early years of a policy and are designed to help fund future claims payments. We expect our future cash flows from premiums and our investment portfolio to be sufficient to meet our cash needs for benefits and expenses.

In June 2012, the Parent Company and Aflac entered into a 364-day senior unsecured revolving credit facility agreement in the amount of 50 billion yen with a syndicate of financial institutions. This credit agreement provides for borrowings in Japanese yen or the equivalent of Japanese yen in U.S. dollars on a revolving basis. Borrowings will bear interest at LIBOR plus the applicable margin of 1.025%. In addition, the Parent Company and Aflac are required to pay a facility fee of .10% on the commitments. As of December 31, 2012, no borrowings were outstanding under our 50 billion yen revolving credit agreement. Borrowings under the credit agreement may be used for general corporate purposes, including a capital contingency plan for our Japanese operations. Borrowings under the financing agreement mature at the termination date of the credit agreement. The agreement requires compliance with certain financial covenants on a quarterly basis. This credit agreement will expire on the earlier of (a) June 27, 2013, or (b) the date of termination of the commitments upon an event of default as defined in the agreement. The Parent Company and Aflac may request that commitments under the credit agreement be extended for an additional 364-day period from the commitment termination date, subject to terms and conditions which are defined in the agreement.

Our financial statements convey our financing arrangements during the periods presented. We have not engaged in material intra-period short-term financings during the periods presented that are not otherwise reported in our balance sheet. We were in compliance with all of the covenants of our notes payable at December 31, 2012. We have not entered into transactions involving the transfer of financial assets with an obligation to repurchase financial assets that have been accounted for as a sale under applicable accounting standards, including securities lending transactions. See Note 3 of the Notes to the Consolidated Financial Statements and Note 1 of the Notes to the Consolidated Financial Statements in our annual report to shareholders for the year ended December 31, 2012, for more information on our securities lending activity. We do not have a known trend, demand, commitment, event or uncertainty that would reasonably result in our liquidity increasing or decreasing by a material amount. Our cash and cash equivalents include unrestricted cash on hand, money market instruments, and other debt instruments with a maturity of 90 days or less when purchased, all of which has minimal market, settlement or other risk exposure.

The following table presents the estimated payments by period of our major contractual obligations as of December 31, 2012. We translated our yen-denominated obligations using the December 31, 2012, exchange rate. Actual future payments as reported in dollars will fluctuate with changes in the yen/dollar exchange rate.

Distribution of Payments by Period

(In millions)	Total Liability[1]	Total Payments	Less Than One Year	One to Three Years	Four to Five Years	After Five Years
Future policy benefits liability *(Note 7)*[2]	$ 76,463	$ 319,545	$ 10,250	$ 20,049	$ 19,644	$ 269,602
Unpaid policy claims liability *(Note 7)*[3]	4,034	4,034	3,016	620	231	167
Long-term debt – principal *(Note 8)*	4,343	4,343	0	869	924	2,550
Long-term debt – interest *(Note 8)*	35	3,370	215	415	364	2,376
Cash collateral on loaned securities *(Note 3)*	6,277	6,277	6,277	0	0	0
Policyholder protection corporation *(Note 2)*	23	23	23	0	0	0
Operating service agreements *(Note 14)*	N/A [4]	431	130	252	49	0
Operating lease obligations *(Note 14)*	N/A [4]	131	61	39	27	4
Capitalized lease obligations *(Note 8)*	9	9	3	4	2	0
Total contractual obligations	$ 91,184	$ 338,163	$ 19,975	$ 22,248	$ 21,241	$ 274,699

Liabilities for unrecognized tax benefits in the amount of $14 have been excluded from the tabular disclosure above because the timing of cash payment is not reasonably estimable.

[1]Liability amounts are those reported on the consolidated balance sheet as of December 31, 2012.

[2]The estimated payments due by period reflect future estimated cash payments to be made to policyholders and others for future policy benefits. These projected cash outflows are based on assumptions for future policy persistency, mortality, morbidity, and other assumptions comparable with our experience, consider future premium receipts on current policies in force, and assume market growth and interest crediting consistent with assumptions used in amortizing deferred acquisition costs. These cash outflows are undiscounted with respect to interest and, as a result, the sum of the cash outflows shown for all years in the table of $319,545 exceeds the corresponding liability amount of $76,463. We have made significant assumptions to determine the future estimated cash outflows related to the underlying policies and contracts. Due to the significance of the assumptions used, actual cash outflow amounts and timing will differ, possibly materially, from these estimates.

[3]Includes assumptions as to the timing of policyholders reporting claims for prior periods and the amount of those claims. Actual amounts and timing of unpaid policy claims payments may differ significantly from the estimates above.

[4]Not applicable

For more information on our major contractual obligations, see the applicable Note in the Notes to the Consolidated Financial Statements as indicated in the line items in the table above.

Consolidated Cash Flows

We translate cash flows for Aflac Japan's yen-denominated items into U.S. dollars using weighted-average exchange rates. In years when the yen weakens, translating yen into dollars causes fewer dollars to be reported. When the yen strengthens, translating yen into dollars causes more dollars to be reported.

The following table summarizes consolidated cash flows by activity for the years ended December 31.

(In millions)	**2012**	2011	2010
Operating activities	**$ 14,952**	$ 10,842	$ 6,989
Investing activities	**(16,952)**	(10,829)	(7,432)
Financing activities	**1,945**	64	161
Exchange effect on cash and cash equivalents	**(153)**	51	80
Net change in cash and cash equivalents	**$ (208)**	$ 128	$ (202)

Operating Activities

Consolidated cash flow from operations increased 37.9% in 2012, compared with 2011. The following table summarizes operating cash flows by source for the years ended December 31.

(In millions)	2012	2011	2010
Aflac Japan	$13,949	$10,246	$ 6,327
Aflac U.S. and other operations	1,003	596	662
Total	$14,952	$10,842	$ 6,989

The increase in Aflac Japan operating cash flows during 2012 and 2011 was largely due to the receipt of discounted advance premiums from policyholders in conjunction with their purchase of certain Aflac Japan insurance products. Aflac U.S. operating cash flows increased in 2012 due primarily to a decrease in federal income taxes paid.

Investing Activities

Operating cash flow is primarily used to purchase debt securities to meet future policy obligations. The following table summarizes investing cash flows by source for the years ended December 31.

(In millions)	2012	2011	2010
Aflac Japan	$(15,823)	$(10,246)	$(6,221)
Aflac U.S. and other operations	(1,129)	(583)	(1,211)
Total	$(16,952)	$(10,829)	$(7,432)

Prudent portfolio management dictates that we attempt to match the duration of our assets with the duration of our liabilities. Currently, when our debt and perpetual securities mature, the proceeds may be reinvested at a yield below that required for the accretion of policy benefit liabilities on policies issued in earlier years. However, the long-term nature of our business and our strong cash flows provide us with the ability to minimize the effect of mismatched durations and/or yields identified by various asset adequacy analyses. When market opportunities arise, we dispose of selected debt and perpetual securities that are available for sale to improve the duration matching of our assets and liabilities, improve future investment yields, and/or re-balance our portfolio. As a result, dispositions before maturity can vary significantly from year to year. Dispositions before maturity were approximately 15% of the annual average investment portfolio of debt and perpetual securities available for sale during the year ended December 31, 2012, compared with 27% in 2011 and 7% in 2010. The relatively higher dispositions before maturity in 2012 and 2011 were due to bond-swap programs that generated investment gains and were also the result of asset liability management strategies.

Financing Activities

Consolidated cash provided by financing activities was $1.9 billion in 2012, $64 million in 2011 and $161 million in 2010. Cash returned to shareholders through dividends and treasury stock purchases was $721 million in 2012, compared with $860 million in 2011 and $656 million in 2010.

In February 2012, the Parent Company issued $750 million of senior notes through a U.S. public debt offering. In June 2012, we paid $337 million to redeem 26.6 billion yen of Samurai notes using proceeds from the February debt offering. In July 2012, the Parent Company issued $250 million of senior notes through a U.S. public debt offering. In September 2012, the Parent Company issued $450 million of subordinated debentures through a U.S. public debt offering, and in October 2012, the underwriters exercised their option, pursuant to the underwriting agreement, to purchase an additional $50 million principal amount of these subordinated debentures.

In September 2011, we paid $459 million to redeem 35 billion yen of our Uridashi notes upon their maturity. In July 2011, the Parent Company issued 50 billion yen of yen-denominated Samurai notes (approximately $578 million using the December 31, 2012, exchange rate).

In August 2010, the Parent Company issued $750 million of senior notes through a U.S. public debt offering. In July 2010, we paid $447 million to redeem 39.4 billion yen of our Samurai notes upon their maturity.

See Note 8 of the Notes to the Consolidated Financial Statements for further information on the debt issuances discussed above.

See our preceding discussion in this Capital Resources and Liquidity section of MD&A regarding the 364-day senior unsecured revolving credit facility agreement entered into by the Parent Company and Aflac in June 2012 in the amount of 50 billion yen. As of December 31, 2012, no borrowings were outstanding under our 50 billion yen revolving credit agreement.

We were in compliance with all of the covenants of our notes payable and line of credit at December 31, 2012.

The following tables present a summary of treasury stock activity during the years ended December 31.

Treasury Stock Purchased

(In millions of dollars and thousands of shares)	**2012**	2011	2010
Treasury stock purchases	**$ 118**	$ 308	$ 121
Number of shares purchased:			
Open market	**1,948**	6,000	2,000
Other	**360**	182	192
Total shares purchased	**2,308**	6,182	2,192

Treasury Stock Issued

(In millions of dollars and thousands of shares)	**2012**	2011	2010
Stock issued from treasury:			
Cash financing	**$ 32**	$ 26	$ 45
Noncash financing	**63**	57	2
Total stock issued from treasury	**$ 95**	$ 83	$ 47
Number of shares issued	**2,184**	1,852	1,834

In 2010 when the market value of our stock was below our weighted-average cost of treasury shares, all shares purchased with dividends, as well as those shares used for internal stock award plans, were purchased on the open market in lieu of being issued from treasury. Beginning again in 2011 when the market value of our stock increased, these types of stock issuances, considered non-cash, were once again issued using treasury shares.

Under share repurchase authorizations from our board of directors, we purchased 1.9 million shares of our common stock in the open market in 2012, compared with 6.0 million shares in 2011 and 2.0 million shares in 2010. See Note 10 of the Notes to the Consolidated Financial Statements for additional information. As of December 31, 2012, a remaining balance of 22.4 million shares of our common stock was available for purchase under a share repurchase authorization by our board of directors in 2008. We currently plan to purchase $400 to $600 million of our common stock in 2013.

Cash dividends paid to shareholders in 2012 of $1.34 per share increased 8.9% over 2011. The 2011 dividend paid of $1.23 per share increased 7.9% over 2010. The following table presents the dividend activity for the years ended December 31.

(In millions)	**2012**	2011	2010
Dividends paid in cash	**$ 603**	$ 552	$ 535
Dividends through issuance of treasury shares	**24**	23	0
Total dividends to shareholders	**$ 627**	$ 575	$ 535

In February 2013, the board of directors declared the first quarter 2013 cash dividend of $.35 per share. The dividend is payable on March 1, 2013, to shareholders of record at the close of business on February 15, 2013.

Regulatory Restrictions

Aflac is domiciled in Nebraska and is subject to its regulations. The Nebraska insurance department imposes certain limitations and restrictions on payments of dividends, management fees, loans and advances by Aflac to the Parent Company. The Nebraska insurance statutes require prior approval for dividend distributions that exceed the greater of the net income from operations, which excludes net realized investment gains, for the previous year determined under statutory accounting principles, or 10% of statutory capital and surplus as of the previous year-end. In addition, the Nebraska insurance department must approve service arrangements and other transactions within the affiliated group of companies. These regulatory limitations are not expected to affect the level of management fees or dividends paid by Aflac to the Parent Company. A life insurance company's statutory capital and surplus is determined according to rules prescribed by the NAIC, as modified by the insurance department in the insurance company's state of domicile. Statutory accounting rules are different from GAAP and are intended to emphasize policyholder protection and company solvency.

The continued long-term growth of our business may require increases in the statutory capital and surplus of our insurance operations. Aflac's insurance operations may secure additional statutory capital through various sources, such as internally generated statutory earnings or equity contributions by the Parent Company from funds generated through debt or equity offerings. The NAIC's risk-based capital (RBC) formula is used by insurance regulators to help identify inadequately capitalized insurance companies. The RBC formula quantifies insurance risk, business risk, asset risk and interest rate risk by weighing the types and mixtures of risks inherent in the insurer's operations. Aflac's company action level RBC ratio was 630% as of December 31, 2012. Aflac's RBC ratio remains high and reflects a strong capital and surplus position. As of December 31, 2012, Aflac's total adjusted capital exceeded the amounts to achieve a company action level RBC of 400% and 350% by $3.3 billion and $4.0 billion, respectively. See Note 12 of the Notes to the Consolidated Financial Statements for information regarding the impact of permitted practices by the Nebraska Department of Insurance on our statutory capital and surplus. Currently, the NAIC has an ongoing Solvency Modernization Initiative (SMI) relating to updating the U.S. insurance solvency regulation framework. The SMI will focus on key issues such as capital requirements, governance and risk management, actuarial, and accounting matters.

In addition to limitations and restrictions imposed by U.S. insurance regulators, Japan's FSA may not allow profit repatriations from Aflac Japan if the transfers would cause Aflac Japan to lack sufficient financial strength for the protection of policyholders. The FSA maintains its own solvency standard. See the Japanese Regulatory Environment subsection of this MD&A for a discussion of changes to the calculation of the solvency margin ratio. As of December 31, 2012, Aflac Japan's solvency margin ratio was 669.1% under the new calculation method, which significantly exceeded regulatory minimums. As expected, based on the results of the calculation of the solvency margin ratio under the new standards, our relative position within the industry has not materially changed. Given the low interest rate environment and the sensitivity of the solvency margin ratio to interest rate changes, we have taken actions to improve our solvency margin, including entering into a surplus relief reinsurance contract and increasing our allocation of JGBs classified as held to maturity. As previously discussed, we have entered into a 364-day senior unsecured revolving credit facility in the amount of 50 billion yen as a capital contingency plan in the event of a rapid change in interest rates. We continue to evaluate other alternatives for reducing the sensitivity of the solvency margin ratio against interest rate and foreign exchange rate changes.

Payments are made from Aflac Japan to the Parent Company for management fees and to Aflac U.S. for allocated expenses and remittances of earnings. The following table details Aflac Japan remittances for the years ended December 31.

Aflac Japan Remittances

(In millions of dollars and billions of yen)	**2012**	2011	2010
Aflac Japan management fees paid to Parent Company	**$ 30**	$ 28	$ 30
Expenses allocated to Aflac Japan	**58**	43	37
Aflac Japan profit remittances to Aflac U.S. in dollars	**422** [1]	143	317
Aflac Japan profit remittances to Aflac U.S. in yen	**33.1** [1]	11.0	28.7

[1] *Includes U.S. dollar-denominated securities which were $209 million at amortized cost and had accrued interest of $4 million (totaling approximately 16.8 billion yen) as of the remittance date*

The total amount of profit remittances in 2011 was lower than that in 2012 and 2010 due to realized investment losses.

For additional information on regulatory restrictions on dividends, profit repatriations and other transfers, see Note 12 of the Notes to the Consolidated Financial Statements.

Other

For information regarding commitments and contingent liabilities, see Note 14 of the Notes to the Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by Item 7A is incorporated by reference from the Market Risks of Financial Instruments section of MD&A in Part II, Item 7, of this report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under this framework, management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting as of December 31, 2012, which is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Aflac Incorporated:

We have audited Aflac Incorporated's (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Aflac Incorporated's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Aflac Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Aflac Incorporated and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 26, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Atlanta, Georgia
February 26, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Aflac Incorporated:

We have audited the accompanying consolidated balance sheets of Aflac Incorporated and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aflac Incorporated and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2012, the Company retrospectively adopted guidance related to a change in accounting for costs associated with acquiring or renewing insurance contracts. Also as discussed in Note 1, the Company changed its method of evaluating consolidation of variable interest entities (VIEs) and qualified special purpose entities (QSPEs) due to the adoption of new accounting requirements issued by the Financial Accounting Standards Board (FASB), effective January 1, 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Aflac Incorporated's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2013, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Atlanta, Georgia
February 26, 2013

Aflac Incorporated and Subsidiaries
Consolidated Statements of Earnings
Years Ended December 31,

(In millions, except for share and per-share amounts)	**2012**	2011	2010
Revenues:			
Premiums, principally supplemental health insurance	**$ 22,148**	$ 20,362	$ 18,073
Net investment income	**3,473**	3,280	3,007
Realized investment gains (losses):			
Other-than-temporary impairment losses realized	**(977)**	(1,901)	(459)
Sales and redemptions	**474**	594	38
Derivative and other gains (losses)	**154**	(245)	(1)
Total realized investment gains (losses)	**(349)**	(1,552)	(422)
Other income	**92**	81	74
Total revenues	**25,364**	22,171	20,732
Benefits and expenses:			
Benefits and claims	**15,330**	13,749	12,106
Acquisition and operating expenses:			
Amortization of deferred policy acquisition costs	**1,117**	1,033	958
Insurance commissions	**1,744**	1,725	1,637
Insurance expenses	**2,415**	2,336	2,159
Interest expense	**261**	196	149
Other operating expenses	**195**	182	162
Total acquisition and operating expenses	**5,732**	5,472	5,065
Total benefits and expenses	**21,062**	19,221	17,171
Earnings before income taxes	**4,302**	2,950	3,561
Income tax expense:			
Current	**816**	891	862
Deferred	**620**	122	371
Total income taxes	**1,436**	1,013	1,233
Net earnings	**$ 2,866**	$ 1,937	$ 2,328
Net earnings per share:			
Basic	**$ 6.14**	$ 4.16	$ 4.96
Diluted	**6.11**	4.12	4.92
Weighted-average outstanding common shares used in computing earnings per share (In thousands):			
Basic	**466,868**	466,519	469,038
Diluted	**469,287**	469,370	473,085

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.
See the accompanying Notes to the Consolidated Financial Statements.

Aflac Incorporated and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31,

(In millions)	**2012**	2011	2010
Net earnings	**$ 2,866**	$ 1,937	$ 2,328
Other comprehensive income (loss) before income taxes:			
Unrealized foreign currency translation gains (losses) during period	**(287)**	(18)	90
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses) on investment securities during period	**1,660**	566	370
Reclassification adjustment for realized (gains) losses on investment securities included in net earnings	**497**	1,154	421
Unrealized gains (losses) on derivatives during period	**(22)**	(33)	51
Pension liability adjustment during period	**(20)**	(65)	(32)
Total other comprehensive income (loss) before income taxes	**1,828**	1,604	900
Income tax expense (benefit) related to items of other comprehensive income (loss)	**1,078**	392	(32)
Other comprehensive income (loss), net of income taxes	**750**	1,212	932
Total comprehensive income (loss)	**$ 3,616**	$ 3,149	$ 3,260

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.
See the accompanying Notes to the Consolidated Financial Statements.

Aflac Incorporated and Subsidiaries
Consolidated Balance Sheets
December 31,

(In millions)	2012	2011
Assets:		
Investments and cash:		
Securities available for sale, at fair value:		
Fixed maturities (amortized cost $48,355 in 2012 and $40,534 in 2011)	**$ 51,466**	$ 42,222
Fixed maturities - consolidated variable interest entities (amortized cost $5,058 in 2012 and $4,822 in 2011)	**5,787**	5,350
Perpetual securities (amortized cost $3,654 in 2012 and $5,365 in 2011)	**3,728**	5,149
Perpetual securities - consolidated variable interest entities (amortized cost $559 in 2012 and $1,532 in 2011)	**574**	1,290
Equity securities (cost $20 in 2012 and $22 in 2011)	**23**	25
Securities held to maturity, at amortized cost:		
Fixed maturities (fair value $54,554 in 2012 and $45,817 in 2011)	**54,137**	46,366
Fixed maturities - consolidated variable interest entities (fair value $287 in 2012 and $566 in 2011)	**289**	643
Other investments	**174**	168
Cash and cash equivalents	**2,041**	2,249
Total investments and cash	**118,219**	103,462
Receivables	**976**	680
Accrued investment income	**842**	802
Deferred policy acquisition costs	**9,658**	9,789
Property and equipment, at cost less accumulated depreciation	**564**	617
Other	**835** (1)	887 (1)
Total assets	**$ 131,094**	$ 116,237

(1) Includes $191 in 2012 and $375 in 2011 of derivatives from consolidated variable interest entities
Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.
See the accompanying Notes to the Consolidated Financial Statements.

(continued)

Aflac Incorporated and Subsidiaries
Consolidated Balance Sheets (continued)
December 31,

(In millions, except for share and per-share amounts)	**2012**	2011
Liabilities and shareholders' equity:		
Liabilities:		
Policy liabilities:		
Future policy benefits	**$ 76,463**	$ 79,278
Unpaid policy claims	**4,034**	3,981
Unearned premiums	**2,158**	1,704
Other policyholders' funds	**15,294**	9,630
Total policy liabilities	**97,949**	94,593
Income taxes	**3,858**	2,308
Payables for return of cash collateral on loaned securities	**6,277**	838
Notes payable	**4,352**	3,285
Other	**2,680** (2)	2,267 (2)
Commitments and contingent liabilities (Note 14)		
Total liabilities	**115,116**	103,291
Shareholders' equity:		
Common stock of $.10 par value. In thousands: authorized 1,900,000 shares in 2012 and 2011; issued 665,239 shares in 2012 and 663,639 shares in 2011	**67**	66
Additional paid-in capital	**1,505**	1,408
Retained earnings	**17,387**	15,148
Accumulated other comprehensive income (loss):		
Unrealized foreign currency translation gains	**333**	984
Unrealized gains (losses) on investment securities	**2,570**	1,143
Unrealized gains (losses) on derivatives	**(5)**	9
Pension liability adjustment	**(183)**	(171)
Treasury stock, at average cost	**(5,696)**	(5,641)
Total shareholders' equity	**15,978**	12,946
Total liabilities and shareholders' equity	**$ 131,094**	$ 116,237

(2) Includes $399 in 2012 and $531 in 2011 of derivatives from consolidated variable interest entities

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

See the accompanying Notes to the Consolidated Financial Statements.

Aflac Incorporated and Subsidiaries
Consolidated Statements of Shareholders' Equity
Years Ended December 31,

(In millions, except for per-share amounts)	2012	2011	2010
Common stock:			
Balance, beginning of period	$ 66	$ 66	$ 66
Exercise of stock options	1	0	0
Balance, end of period	67	66	66
Additional paid-in capital:			
Balance, beginning of period	1,408	1,320	1,228
Exercise of stock options	31	21	59
Share-based compensation	34	37	37
Gain (loss) on treasury stock reissued	32	30	(4)
Balance, end of period	1,505	1,408	1,320
Retained earnings:			
Balance, beginning of period	15,148	13,787	12,019
Cumulative effect of change in accounting principle, net of income taxes	0	0	(25)
Net earnings	2,866	1,937	2,328
Dividends to shareholders ($1.34 per share in 2012, $1.23 per share in 2011, and $1.14 per share in 2010)	(627)	(576)	(535)
Balance, end of period	17,387	15,148	13,787
Accumulated other comprehensive income (loss):			
Balance, beginning of period	1,965	753	(38)
Unrealized foreign currency translation gains (losses) during period, net of income taxes:			
Cumulative effect of change in accounting principle, net of income taxes	0	0	(320)
Change in unrealized foreign currency translation gains (losses) during period, net of income taxes	(651)	167	428
Unrealized gains (losses) on investment securities during period, net of income taxes and reclassification adjustments:			
Cumulative effect of change in accounting principle, net of income taxes	0	0	180
Change in unrealized gains (losses) on investment securities not other-than-temporarily impaired, net of income taxes	1,427	1,107	478
Change in unrealized gains (losses) on other-than-temporarily impaired investment securities, net of income taxes	0	3	13
Unrealized gains (losses) on derivatives during period, net of income taxes	(14)	(22)	33
Pension liability adjustment during period, net of income taxes	(12)	(43)	(21)
Balance, end of period	2,715	1,965	753
Treasury stock:			
Balance, beginning of period	(5,641)	(5,386)	(5,316)
Purchases of treasury stock	(118)	(308)	(121)
Cost of shares issued	63	53	51
Balance, end of period	(5,696)	(5,641)	(5,386)
Total shareholders' equity	$ 15,978	$ 12,946	$ 10,540

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.
See the accompanying Notes to the Consolidated Financial Statements.

Aflac Incorporated and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31,

(In millions)	**2012**	2011	2010
Cash flows from operating activities:			
Net earnings	**$ 2,866**	$ 1,937	$ 2,328
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Change in receivables and advance premiums	**5,669**	2,940	1,078
Increase in deferred policy acquisition costs	**(643)**	(505)	(327)
Increase in policy liabilities	**6,033**	4,685	3,448
Change in income tax liabilities	**712**	266	137
Realized investment (gains) losses	**349**	1,552	422
Other, net	**(34)**	(33)	(97)
Net cash provided (used) by operating activities	**14,952**	10,842	6,989
Cash flows from investing activities:			
Proceeds from investments sold or matured:			
Securities available for sale:			
Fixed maturities sold	**7,385**	14,385	2,724
Fixed maturities matured or called	**1,959**	170	1,243
Perpetual securities sold	**1,599**	690	700
Perpetual securities matured or called	**376**	0	0
Equity securities sold	**0**	0	328
Securities held to maturity:			
Fixed maturities matured or called	**1,859**	728	196
Costs of investments acquired:			
Securities available for sale:			
Fixed maturities acquired	**(19,533)**	(8,392)	(9,943)
Equity securities acquired	**0**	0	(330)
Securities held to maturity:			
Fixed maturities acquired	**(16,550)**	(18,995)	(2,010)
Cash received as collateral on loaned securities, net	**5,439**	647	(312)
Other, net	**514**	(62)	(28)
Net cash provided (used) by investing activities	**(16,952)**	(10,829)	(7,432)
Cash flows from financing activities:			
Purchases of treasury stock	**(118)**	(308)	(121)
Proceeds from borrowings	**1,506**	620	748
Principal payments under debt obligations	**(341)**	(462)	(451)
Dividends paid to shareholders	**(603)**	(552)	(535)
Change in investment-type contracts, net	**1,457**	733	419
Treasury stock reissued	**32**	26	45
Other, net	**12**	7	56
Net cash provided (used) by financing activities	**1,945**	64	161
Effect of exchange rate changes on cash and cash equivalents	**(153)**	51	80
Net change in cash and cash equivalents	**(208)**	128	(202)
Cash and cash equivalents, beginning of period	**2,249**	2,121	2,323
Cash and cash equivalents, end of period	**$ 2,041**	$ 2,249	$ 2,121
Supplemental disclosures of cash flow information:			
Income taxes paid	**$ 788**	$ 828	$ 1,017
Interest paid	**178**	164	125
Noncash interest	**83** [(1)]	32 [(1)]	24
Impairment losses included in realized investment losses	**977**	1,901	459
Noncash financing activities:			
Capitalized lease obligations	**4**	6	3
Treasury stock issued for:			
Associate stock bonus	**35**	32	0
Shareholder dividend reinvestment	**24**	23	0
Share-based compensation grants	**4**	2	2

[(1)] Consists primarily of accreted interest on discounted advance premiums
Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.
See the accompanying Notes to the Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Aflac Incorporated (the Parent Company) and its subsidiaries (collectively, the Company) primarily sell supplemental health and life insurance in the United States and Japan. The Company's insurance business is marketed and administered through American Family Life Assurance Company of Columbus (Aflac), which operates in the United States (Aflac U.S.) and as a branch in Japan (Aflac Japan). Most of Aflac's policies are individually underwritten and marketed through independent agents. Additionally, Aflac U.S. markets and administers group products through Continental American Insurance Company (CAIC), branded as Aflac Group Insurance. Our insurance operations in the United States and our branch in Japan service the two markets for our insurance business. Aflac Japan's revenues, including realized gains and losses on its investment portfolio, accounted for 77% of the Company's total revenues in 2012, compared with 75% in 2011 and 2010. The percentage of the Company's total assets attributable to Aflac Japan was 87% at December 31, 2012 and 2011.

Basis of Presentation

We prepare our financial statements in accordance with U.S. generally accepted accounting principles (GAAP). These principles are established primarily by the Financial Accounting Standards Board (FASB). In these Notes to the Consolidated Financial Statements, references to GAAP issued by the FASB are derived from the FASB Accounting Standards Codification™ (ASC). The preparation of financial statements in conformity with GAAP requires us to make estimates when recording transactions resulting from business operations based on currently available information. The most significant items on our balance sheet that involve a greater degree of accounting estimates and actuarial determinations subject to changes in the future are the valuation of investments, deferred policy acquisition costs, liabilities for future policy benefits and unpaid policy claims, and income taxes. These accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, mortality, morbidity, commission and other acquisition expenses, and terminations by policyholders. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates, we believe the amounts provided are adequate.

The consolidated financial statements include the accounts of the Parent Company, its subsidiaries and those entities required to be consolidated under applicable accounting standards. All material intercompany accounts and transactions have been eliminated.

Significant Accounting Policies

Translation of Foreign Currencies: The functional currency of Aflac Japan's insurance operations is the Japanese yen. We translate our yen-denominated financial statement accounts into U.S. dollars as follows. Assets and liabilities are translated at end-of-period exchange rates. Realized gains and losses on security transactions are translated at the exchange rate on the trade date of each transaction. Other revenues, expenses and cash flows are translated using average exchange rates for the period. The resulting currency translation adjustments are reported in accumulated other comprehensive income. We include in earnings the realized currency exchange gains and losses resulting from foreign currency transactions.

Aflac Japan maintains an investment portfolio of dollar-denominated securities on behalf of Aflac U.S., which serves as an economic currency hedge of a portion of our investment in Aflac Japan. The functional currency for these investments is the U.S. dollar. The related investment income and realized/unrealized investment gains and losses are also denominated in U.S. dollars. Since the functional currency of this portfolio is the U.S. dollar, there is no translation adjustment to record in other comprehensive income for these investments when the yen/dollar exchange rate changes. However, the foreign exchange gains and losses related to this portfolio are taxable in Japan and the U.S. when the securities mature or are sold. Until maturity or sale, deferred tax expense or benefit associated with the foreign exchange gains or losses is recognized in income tax expense on other comprehensive income.

We have designated a majority of the yen-denominated Uridashi and Samurai notes and yen-denominated loans issued by the Parent Company as a hedge of our investment in Aflac Japan. Outstanding principal and related accrued interest on these items are translated into U.S. dollars at end-of-period exchange rates. Currency translation adjustments are recorded through other comprehensive income and are included in accumulated other comprehensive income.

Insurance Revenue and Expense Recognition: The supplemental health and life insurance policies we issue are classified as long-duration contracts. The contract provisions generally cannot be changed or canceled during the contract period; however, we may adjust premiums for supplemental health policies issued in the United States within prescribed guidelines and with the approval of state insurance regulatory authorities.

Insurance premiums for most of the Company's health and life policies are recognized ratably as earned income over the premium payment periods of the policies. When revenues are reported, the related amounts of benefits and expenses are charged against such revenues, so that profits are recognized in proportion to premium revenues during the period the policies are expected to remain in force. This association is accomplished by means of annual additions to the liability for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

Premiums from the Company's products with limited-pay features are collected over a significantly shorter period than the period over which benefits are provided. Premiums for these products are recognized ratably over the scheduled premium payment period. At the policyholder's option, customers can also pay discounted advanced premiums for certain of these products. Advanced premiums are deferred and recognized ratably over the regularly scheduled premium payment period. For the Company's limited-pay products, any gross premium in excess of the net premium is deferred during the scheduled premium payment period and recognized into benefits in a constant relationship with insurance in force. Benefits are recorded as an expense when they are incurred. A liability for future policy benefits is recorded when premiums are recognized using the net premium method.

The calculation of deferred policy acquisition costs (DAC) and the liability for future policy benefits requires the use of estimates based on sound actuarial valuation techniques. For new policy issues, we review our actuarial assumptions and deferrable acquisition costs each year and revise them when necessary to more closely reflect recent experience and studies of actual acquisition costs. For policies in force, we evaluate deferred policy acquisition costs (DAC) by major product groupings to determine that they are recoverable from future revenues, and any amounts determined not to be recoverable are charged against net earnings. We have not had any material charges to earnings for DAC that was determined not to be recoverable in any of the years presented in this Form 10-K.

Advertising expense is reported as incurred in insurance expenses in the consolidated statements of earnings.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, money market instruments and other debt instruments with a maturity of 90 days or less when purchased.

Investments: Our debt securities consist of fixed-maturity securities, which are classified as either held to maturity or available for sale. Securities classified as held to maturity are securities that we have the ability and intent to hold to maturity or redemption and are carried at amortized cost. All other fixed-maturity debt securities, our perpetual securities and our equity securities are classified as available for sale and are carried at fair value. If the fair value is higher than the amortized cost for debt and perpetual securities, or the purchase cost for equity securities, the excess is an unrealized gain, and if lower than cost, the difference is an unrealized loss. The net unrealized gains and losses on securities available for sale, plus the unamortized unrealized gains and losses on debt securities transferred to the held-to-maturity portfolio, less related deferred income taxes, are recorded through other comprehensive income and included in accumulated other comprehensive income.

Amortized cost of debt and perpetual securities is based on our purchase price adjusted for accrual of discount, or amortization of premium, and recognition of impairment charges, if any. The amortized cost of debt and perpetual securities we purchase at a discount or premium will equal the face or par value at maturity or the call date, if applicable. Interest is reported as income when earned and is adjusted for amortization of any premium or discount.

We have investments in variable interest entities (VIEs). Criteria for evaluating VIEs for consolidation focuses on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. We are the primary beneficiary of certain VIEs. While the VIEs generally operate within a defined set of documents, there are certain powers that are retained by us that are considered significant in our conclusion that we are the primary beneficiary. These powers vary by structure but generally include the initial selection of the underlying collateral or, for collateralized debt obligations (CDOs), the reference credits to include in the structure; the ability to obtain the underlying collateral in the event of default; and the ability to appoint or dismiss key parties in the structure. In particular, our powers surrounding the underlying collateral were the most significant powers since those most significantly impact the economics of the VIE. We have no obligation to provide any continuing financial support to any of the entities in which we are the primary beneficiary. Our maximum loss is limited to our original investment. Neither we nor any of our creditors have the ability to obtain the underlying collateral, nor do we have control over the instruments in the VIEs, unless there is an event of default. For those entities where we are the primary beneficiary, the assets consolidated are fixed-maturity securities, perpetual securities and derivative instruments; collateral is reported separately under the captions fixed maturities- and perpetual securities- consolidated variable interest entities on our balance sheet.

For the collateralized mortgage obligations (CMOs) held in our fixed-maturity securities portfolio, we recognize income using a constant effective yield, which is based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in CMO securities is adjusted to the amount that would have existed had the new effective yield been applied at the time of acquisition. This adjustment is reflected in net investment income.

We use the specific identification method to determine the gain or loss from securities transactions and report the realized gain or loss in the consolidated statements of earnings. Securities transactions are accounted for based on values as of the trade date of the transaction.

An investment in a fixed maturity or perpetual security is impaired if the fair value falls below book value. We regularly review our entire investment portfolio for declines in value. The majority of our investments are evaluated for other-than-temporary impairment using our debt impairment model. Our debt impairment model focuses on the ultimate collection of the cash flows from our investments. The determination of the amount of impairments under this model is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective securities. Such evaluations and assessments are revised as conditions change and new information becomes available.

The determination of whether an impairment in value is other than temporary is based largely on our evaluation of the issuer's creditworthiness. Our team of experienced credit professionals must apply considerable judgment in determining the likelihood of the security recovering in value while we own it. Factors that may influence this include the overall level of interest rates, credit spreads, the credit quality of the underlying issuer, and other factors. This process requires consideration of risks which can be controlled to a certain extent, such as credit risk, and risks which cannot be controlled, such as interest rate risk.

If, after monitoring and analyses, management believes that fair value will not recover to amortized cost prior to the disposal of the security, we recognize an other-than-temporary impairment of the security. Once a security is considered to be other-than-temporarily impaired, the impairment loss is separated into two separate components: the portion of the impairment related to credit and the portion of the impairment related to factors other than credit. We automatically recognize a charge to earnings for the credit-related portion of other-than-temporary impairments. Impairments related to factors other than credit are charged to earnings in the event we intend to sell the security prior to the recovery of its amortized cost or if it is more likely than not that we would be required to dispose of the security prior to recovery of its amortized cost; otherwise, non-credit-related other-than-temporary impairments are charged to other comprehensive income.

Our investments in perpetual securities that are rated below investment grade are evaluated for other-than-temporary impairment under our equity impairment model. Our equity impairment model focuses on the severity of a security's decline in fair value coupled with the length of time the fair value of the security has been below amortized cost and the financial condition and near-term prospects of the issuer.

We lend fixed-maturity securities to financial institutions in short-term security lending transactions. These securities continue to be carried as investment assets on our balance sheet during the terms of the loans and are not reported as sales. We receive cash or other securities as collateral for such loans. For loans involving unrestricted cash or securities as collateral, the collateral is reported as an asset with a corresponding liability for the return of the collateral.

For further information regarding our investments, see Note 3.

Derivatives and Hedging: W e do not use derivatives for trading purposes, nor do we engage in leveraged derivative transactions.

Freestanding derivative instruments are reported in the consolidated balance sheet at fair value and are reported in other assets and other liabilities, with changes in value reported in earnings and/or other comprehensive income. These freestanding derivatives are interest rate swaps, foreign currency swaps, credit default swaps (CDSs), and/or foreign currency forward contracts. Interest rate and foreign currency swaps are used within VIEs to hedge the risk arising from interest rate and currency exchange risk, while the CDSs are used to increase the yield and improve the diversification of the portfolio. Foreign currency forward contracts are used in hedging foreign exchange risk on U.S. dollar-denominated securities in Aflac Japan's portfolio. Interest rate swaps are used to hedge the variability of interest cash flows associated with our variable interest rate notes, and cross-currency interest rate swaps, also referred to as foreign currency swaps, are used to economically convert certain dollar-denominated senior note obligations into yen-denominated principal and interest obligations.

From time to time, we purchase certain investments that contain an embedded derivative. We assess whether this embedded derivative is clearly and closely related to the asset that serves as its host contract. If we deem that the embedded derivative's terms are not clearly and closely related to the host contract, and a separate instrument with the same terms would qualify as a derivative instrument, the derivative is separated from that contract, held at fair value and reported with the host instrument in the consolidated balance sheet, with changes in fair value reported in earnings. If we have elected the fair value option, the embedded derivative is not bifurcated, and the entire investment is held at fair value with changes in fair value reported in earnings.

For those relationships where we seek hedge accounting, we formally document all relationships between hedging instruments and hedged items, as well as our risk-management objectives and strategies for undertaking various hedge transactions. This process includes linking derivatives and nonderivatives that are designated as hedges to specific assets or liabilities on the balance sheet. We also assess, both at inception and on an ongoing basis, whether the derivatives and nonderivatives used in hedging activities are highly effective in offsetting changes in fair values or cash flows of the hedged items. The assessment of hedge effectiveness determines the accounting treatment of noncash changes in fair value.

Changes in the fair value of any of our derivatives that are designated and qualify as cash flow hedges are recorded in other comprehensive income as long as they are deemed effective. Any hedge ineffectiveness is recorded immediately in current period earnings within derivative and other gains (losses). Periodic derivative net coupon settlements are recorded in the line item of the consolidated statements of earnings in which the cash flows of the hedged item are recorded.

Changes in the estimated fair value of derivative instruments that are designated and qualify as fair value hedges, including amounts measured as ineffectiveness, and changes in the estimated fair value of the hedged item related to the designated risk being hedged, are reported in current earnings within derivative and other gains (losses).

Derivatives that are not designated as hedges are carried at fair value with all changes in fair value recorded in current period earnings within derivative and other gains (losses). We include the fair value of all freestanding derivatives in either other assets or other liabilities on the balance sheet.

We have designated the majority of our yen-denominated Samurai and Uridashi notes and yen-denominated loans as nonderivative hedges of the foreign currency exposure to our investment in Aflac Japan. At the beginning of each quarter, we make our net investment hedge designation. If the total of our designated yen-denominated liabilities is equal to or less than our net investment in Aflac Japan, the hedge is deemed to be effective and the related exchange effect is reported in the unrealized foreign currency component of other comprehensive income. Should these designated yen-denominated liabilities exceed our investment in Aflac Japan, the foreign exchange effect on the portion of the liabilities that exceeds our investment in Aflac Japan would be recognized in net earnings (other income).

For further information regarding derivatives and hedging, see Note 4.

Deferred Policy Acquisition Costs: See the Recently Adopted Accounting Pronouncements section of this Note 1 for a discussion of the change in accounting policy for deferred policy acquisition costs (DAC) that we adopted retrospectively as of January 1, 2012.

Certain direct and incremental costs of acquiring new business are deferred and amortized with interest over the premium payment periods in proportion to the ratio of annual premium income to total anticipated premium income. Anticipated premium income is estimated by using the same mortality, persistency and interest assumptions used in computing liabilities for future policy benefits. In this manner, the related acquisition expenses are matched with revenues. Deferred costs include the excess of current-year commissions over ultimate renewal-year commissions and certain incremental direct policy issue, underwriting and sales expenses. All of these incremental costs are directly related to successful policy acquisition.

For some products, policyholders can elect to modify product benefits, features, rights or coverages by exchanging a contract for a new contract or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. These transactions are known as internal replacements. For internal replacement transactions where the resulting contract is substantially unchanged, the policy is accounted for as a continuation of the replaced contract. Unamortized deferred acquisition costs from the original policy continue to be amortized over the expected life of the new policy, and the costs of replacing the policy are accounted for as policy maintenance costs and expensed as incurred. Internal replacement transactions that result in a policy that is not substantially unchanged are accounted for as an extinguishment of the original policy and the issuance of a new policy. Unamortized deferred acquisition costs on the original policy that was replaced are immediately expensed, and the costs of acquiring the new policy are capitalized and amortized in accordance with our accounting policies for deferred acquisition costs.

We measure the recoverability of DAC and the adequacy of our policy reserves annually by performing gross premium valuations on our business. Our testing indicates that our DAC is recoverable and our policy liabilities are adequate. (See the following discussion for further information regarding policy liabilities.)

Policy Liabilities: Future policy benefits represent claims that are expected to occur in the future and are computed by a net level premium method using estimated future investment yields, persistency and recognized morbidity and mortality tables modified to reflect our experience, including a provision for adverse deviation. These assumptions are generally established at the time a policy is issued.

Unpaid policy claims are estimates computed on an undiscounted basis using statistical analyses of historical claims experience adjusted for current trends and changed conditions. The ultimate liability may vary significantly from such estimates. We regularly adjust these estimates as new claims experience emerges and reflect the changes in operating results in the year such adjustments are made.

Other policy liabilities consist primarily of discounted advance premiums on deposit from policyholders in conjunction with their purchase of certain Aflac Japan limited-pay insurance products. These advanced premiums are deferred upon collection and recognized as premium revenue over the contractual premium payment period.

For internal replacements that are determined to not be substantially unchanged, policy liabilities related to the original policy that was replaced are immediately released, and policy liabilities are established for the new insurance contract.

Income Taxes: Income tax provisions are generally based on pretax earnings reported for financial statement purposes, which differ from those amounts used in preparing our income tax returns. Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which we expect the temporary differences to reverse. We record deferred tax assets for tax positions taken based on our assessment of whether the tax position is more likely than not to be sustained upon examination by taxing authorities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized.

As discussed in the Translation of Foreign Currencies section above, Aflac Japan maintains a dollar-denominated investment portfolio on behalf of Aflac U.S. While there are no translation effects to record in other comprehensive income, the deferred tax expense or benefit associated with foreign exchange gains or losses on the portfolio is recognized in other comprehensive income until the securities mature or are sold. Total income tax expense (benefit) related to items of other comprehensive income (loss) included a deferred tax expense of $492 million in 2012, compared with a deferred tax benefit of $152 million in 2011 and $322 million in 2010 for this dollar-denominated portfolio. Excluding these amounts from total taxes on other comprehensive income would result in an effective income tax rate on pretax other comprehensive income (loss) of 32% in 2012, 34% in 2011, and 32% in 2010.

Policyholder Protection Corporation and State Guaranty Association Assessments: In Japan, the government has required the insurance industry to contribute to a policyholder protection corporation. We recognize a charge for our estimated share of the industry's obligation once it is determinable. We review the estimated liability for policyholder protection corporation contributions on an annual basis and report any adjustments in Aflac Japan's expenses.

In the United States, each state has a guaranty association that supports insolvent insurers operating in those states. To date, our state guaranty association assessments have not been material.

Treasury Stock: Treasury stock is reflected as a reduction of shareholders' equity at cost. We use the weighted-average purchase cost to determine the cost of treasury stock that is reissued. We include any gains and losses in additional paid-in capital when treasury stock is reissued.

Share-Based Compensation: We measure compensation cost related to our share-based payment transactions at fair value on the grant date, and we recognize those costs in the financial statements over the vesting period during which the employee provides service in exchange for the award.

Earnings Per Share: We compute basic earnings per share (EPS) by dividing net earnings by the weighted-average number of unrestricted shares outstanding for the period. Diluted EPS is computed by dividing net earnings by the weighted-average number of shares outstanding for the period plus the shares representing the dilutive effect of share-based awards.

New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

Presentation of comprehensive income: In June 2011, the FASB issued guidance to amend the presentation of comprehensive income. The amendment requires that all non-owner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. We adopted this guidance as of January 1, 2012 and elected the option to report comprehensive income in two separate but consecutive statements. The adoption of this guidance did not have an impact on our financial position or results of operations.

Fair value measurements and disclosures: In January 2010, the FASB issued amended accounting guidance on fair value disclosures. This guidance requires the activity in fair value hierarchy Level 3 for purchases, sales, issuances, and settlements to be reported on a gross, rather than net, basis. We adopted this guidance as of January 1, 2011. The adoption of this guidance impacted our financial statement disclosures, but it did not affect our financial position or results of operations.

In May 2011, the FASB issued guidance to amend the fair value measurement and disclosure requirements. Most of the amendments are clarifications of the FASB's intent about the application of existing fair value measurement and disclosure requirements. Other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The new fair value measurement disclosures include additional quantitative and qualitative disclosures for Level 3 measurements, including a qualitative sensitivity analysis of fair value to changes in unobservable inputs, and categorization by fair value hierarchy level for items for which the fair value is only disclosed. We adopted this guidance as of January 1, 2012. The adoption of this guidance impacted our financial statement disclosures, but it did not affect our financial position or results of operations.

Accounting for costs associated with acquiring or renewing insurance contracts: In October 2010, the FASB issued amended accounting guidance on accounting for costs associated with acquiring or renewing insurance contracts. Under the previous guidance, costs that varied with and were primarily related to the acquisition of a policy were deferrable. Under the amended guidance, only incremental direct costs associated with the successful acquisition of a new or renewal contract may be capitalized, and direct-response advertising costs may be capitalized only if they meet certain criteria. This guidance is effective on a prospective or retrospective basis for interim and annual periods beginning after December 15, 2011. We retrospectively adopted this guidance as of January 1, 2012. The retrospective adoption of this accounting standard resulted in an after-tax cumulative reduction to retained earnings of $391 million and an after-tax cumulative reduction to unrealized foreign currency translation gains in accumulated other comprehensive income of $67 million, resulting in a total reduction to shareholders' equity of $458 million as of December 31, 2009, the opening balance sheet date presented in this report. The adoption of this accounting standard had an immaterial impact on net income in 2011 and all preceding years.

Accounting for variable interest entities and transfers of financial assets: In June 2009, the FASB issued amended guidance on accounting for VIEs and transfers of financial assets. This guidance defines new criteria for determining the primary beneficiary of a VIE; increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE; eliminates the exemption for the consolidation of qualified special purpose entities (QSPEs); establishes conditions for reporting a transfer of a portion of a financial asset as a sale; modifies the financial asset derecognition criteria; and requires additional disclosures. We adopted the provisions of this guidance on January 1, 2010 as a cumulative effect of change in accounting principle. We were required to consolidate certain of the VIEs with which we were involved. We were not required to deconsolidate any VIEs on January 1, 2010.

Upon the initial consolidation of the VIEs on January 1, 2010, the assets, liabilities, and noncontrolling interests of the VIEs were recorded at their carrying values, which is the amounts at which the assets, liabilities, and noncontrolling interests would have been carried in the consolidated financial statements when we first met the conditions to be the primary beneficiary. For any of the VIEs that were required to be consolidated, we also considered whether any of the derivatives in these structures qualified on January 1, 2010, as a cash flow hedge of the changes in cash flows attributable to foreign currency and/or interest rate risk. Certain of the swaps did not qualify for hedge accounting since the swap had a fair value on January 1, 2010. Other swaps did not qualify for hedge accounting since they increased, rather than reduced, cash flow risk.

Accounting Pronouncements Pending Adoption

Reporting of amounts reclassified out of accumulated other comprehensive income: In February 2013, the FASB issued guidance that requires reclassification adjustments for items that are reclassified out of accumulated other comprehensive income to net income to be presented in the statements where the components of net income and the components of other comprehensive income are presented or in the footnotes to the financial statements. Additionally, the amendment requires cross-referencing to other disclosures currently required for other reclassification items. The amendments are effective for interim and annual reporting periods beginning after December 15, 2012. The adoption of this guidance will impact our financial statement disclosures, but it will not affect our financial position or results of operations.

Disclosures about offsetting assets and liabilities: In November 2011, the FASB issued guidance to amend the disclosure requirements about offsetting assets and liabilities. The new guidance essentially clarifies the FASB's intent concerning the application of existing offsetting disclosure requirements. Entities will be required to disclose gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions when those activities are subject to an agreement similar to a master netting arrangement. This scope was clarified and revised in January 2013 to only include derivatives, repurchase agreements, reverse repurchase agreements, securities borrowing and securities lending arrangements. The objective of this disclosure is to move toward consistency between U.S. GAAP and International Financial Reporting Standards (IFRS). This guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods and requires retrospective disclosures for all comparative periods presented. The adoption of this guidance will impact our financial statement disclosures, but it will not affect our financial position or results of operations.

Recent accounting guidance not discussed above is not applicable, did not have, or is not expected to have a material impact to our business.

2. BUSINESS SEGMENT AND FOREIGN INFORMATION

The Company consists of two reportable insurance business segments: Aflac Japan and Aflac U.S., both of which sell supplemental health and life insurance. Operating business segments that are not individually reportable and business activities not included in Aflac Japan or Aflac U.S. are included in the "Other business segments" category.

We do not allocate corporate overhead expenses to business segments. We evaluate and manage our business segments using a financial performance measure called pretax operating earnings. Our definition of operating earnings excludes the following items from net earnings on an after-tax basis: realized investment gains/losses (securities transactions, impairments, and the impact of derivative and hedging activities) and nonrecurring items. We then exclude income taxes related to operations to arrive at pretax operating earnings. Information regarding operations by segment for the years ended December 31 follows:

(In millions)	**2012**	2011	2010
Revenues:			
Aflac Japan:			
Earned premiums:			
Cancer	**$ 7,537**	$ 7,541	$ 6,852
Medical and other health	**5,244**	5,158	4,574
Life insurance	**4,370**	2,920	2,061
Net investment income	**2,845**	2,688	2,453
Other income	**57**	46	37
Total Aflac Japan	**20,053**	18,353	15,977
Aflac U.S.:			
Earned premiums:			
Accident/disability	**2,213**	2,194	2,104
Cancer	**1,282**	1,258	1,239
Other health	**1,259**	1,061	1,026
Life insurance	**242**	230	217
Net investment income	**613**	588	549
Other income	**19**	10	11
Total Aflac U.S.	**5,628**	5,341	5,146
Other business segments	**46**	54	51
Total business segment revenues	**25,727**	23,748	21,174
Realized investment gains (losses)	**(349)**	(1,552)	(422)
Corporate	**262**	241	217
Intercompany eliminations	**(276)**	(266)	(237)
Total revenues	**$ 25,364**	$ 22,171	$ 20,732

(In millions)	**2012**	2011	2010
Pretax earnings:			
Aflac Japan	**$ 3,904**	$ 3,829	$ 3,260
Aflac U.S.	**997**	904	922
Other business segments	**(3)**	1	(2)
Total business segment pretax operating earnings	**4,898**	4,734	4,180
Interest expense, noninsurance operations	**(184)**	(168)	(140)
Corporate and eliminations	**(56)**	(64)	(57)
Pretax operating earnings	**4,658**	4,502	3,983
Realized investment gains (losses)	**(349)**	(1,552)	(422)
Other non-operating income (loss)	**(7)**	0	0
Total earnings before income taxes	**$ 4,302**	$ 2,950	$ 3,561
Income taxes applicable to pretax operating earnings	**$ 1,561**	$ 1,556	$ 1,381
Effect of foreign currency translation on operating earnings	**8**	169	90

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

Assets as of December 31 were as follows:

(In millions)	**2012**	2011	2010
Assets:			
Aflac Japan	**$ 113,678**	$ 101,692	$ 86,487
Aflac U.S.	**16,122**	13,942	12,874
Other business segments	**154**	160	155
Total business segment assets	**129,954**	115,794	99,516
Corporate	**20,318**	16,182	13,538
Intercompany eliminations	**(19,178)**	(15,739)	(12,811)
Total assets	**$ 131,094**	$ 116,237	$ 100,243

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

Yen-Translation Effects: The following table shows the yen/dollar exchange rates used for or during the periods ended December 31. Exchange effects were calculated using the same yen/dollar exchange rate for the current year as for each respective prior year.

	2012	2011	2010
Statements of Earnings:			
Weighted-average yen/dollar exchange rate	**79.81**	79.75	87.73
Yen percent strengthening (weakening)	**(.1)%**	10.0%	6.6%
Exchange effect on net earnings (in millions)	**$38**	$160	$189

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

	2012	2011
Balance Sheets:		
Yen/dollar exchange rate at December 31	**86.58**	77.74
Yen percent strengthening (weakening)	**(10.2)%**	4.8%
Exchange effect on total assets (in millions)	**$ (10,861)**	$ 4,208
Exchange effect on total liabilities (in millions)	**(11,441)**	4,210

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

Transfers of funds from Aflac Japan: Aflac Japan makes payments to the Parent Company for management fees and to Aflac U.S. for allocated expenses and profit repatriations. Information on transfers for each of the years ended December 31 is shown below. See Note 12 for information concerning restrictions on transfers from Aflac Japan.

(In millions)	**2012**	2011	2010
Management fees	**$ 30**	$ 28	$ 30
Allocated expenses	**58**	43	37
Profit repatriation	**422**	143	317
Total transfers from Aflac Japan	**$ 510**	$ 214	$ 384

Policyholder Protection Corporation: The total liability accrued for our obligations to the Japanese Life Insurance Policyholder Protection Corporation (LIPPC) was $23 million (2.0 billion yen) at December 31, 2012, compared with $71 million (5.5 billion yen) a year ago. The obligation is payable in semi-annual installments through 2013.

Property and Equipment: The costs of buildings, furniture and equipment are depreciated principally on a straight-line basis over their estimated useful lives (maximum of 50 years for buildings and 20 years for furniture and equipment). Expenditures for maintenance and repairs are expensed as incurred; expenditures for betterments are capitalized and depreciated. Classes of property and equipment as of December 31 were as follows:

(In millions)	**2012**	2011
Property and equipment:		
Land	**$ 161**	$ 176
Buildings	**535**	575
Equipment	**326**	312
Total property and equipment	**1,022**	1,063
Less accumulated depreciation	**458**	446
Net property and equipment	**$ 564**	$ 617

Receivables: Receivables consist primarily of monthly insurance premiums due from individual policyholders or their employers for payroll deduction of premiums, net of an allowance for doubtful accounts. At December 31, 2012, $566 million, or 58.2% of total receivables, were related to Aflac Japan's operations, compared with $309 million, or 45.4%, at December 31, 2011.

3. INVESTMENTS

Net Investment Income

The components of net investment income for the years ended December 31 were as follows:

(In millions)	**2012**	2011	2010
Fixed-maturity securities	**$ 3,248**	$ 3,026	$ 2,695
Perpetual securities	**253**	274	328
Equity securities and other	**17**	5	4
Short-term investments and cash equivalents	**2**	4	6
Gross investment income	**3,520**	3,309	3,033
Less investment expenses	**47**	29	26
Net investment income	**$ 3,473**	$ 3,280	$ 3,007

Investment Holdings

The amortized cost for our investments in debt and perpetual securities, the cost for equity securities and the fair values of these investments at December 31 are shown in the following tables.

	2012			
(In millions)	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale, carried at fair value:				
Fixed maturities:				
Yen-denominated:				
Japan government and agencies	$ 12,612	$ 349	$ 81	$ 12,880
Mortgage- and asset-backed securities	746	40	1	785
Public utilities	3,608	116	72	3,652
Sovereign and supranational	1,404	71	0	1,475
Banks/financial institutions	3,455	233	180	3,508
Other corporate	5,656	241	153	5,744
Total yen-denominated	27,481	1,050	487	28,044
Dollar-denominated:				
U.S. government and agencies	93	24	0	117
Municipalities	1,045	156	6	1,195
Mortgage- and asset-backed securities	188	58	0	246
Public utilities	4,204	658	17	4,845
Sovereign and supranational	476	123	2	597
Banks/financial institutions	3,626	506	6	4,126
Other corporate	16,300	1,878	95	18,083
Total dollar-denominated	25,932	3,403	126	29,209
Total fixed maturities	53,413	4,453	613	57,253
Perpetual securities:				
Yen-denominated:				
Banks/financial institutions	3,635	193	161	3,667
Other corporate	309	43	0	352
Dollar-denominated:				
Banks/financial institutions	269	23	9	283
Total perpetual securities	4,213	259	170	4,302
Equity securities	20	4	1	23
Total securities available for sale	$ 57,646	$ 4,716	$ 784	$ 61,578

(In millions)	2012			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities held to maturity, carried at amortized cost:				
Fixed maturities:				
Yen-denominated:				
Japan government and agencies	$ 32,043	$ 356	$ 67	$ 32,332
Municipalities	492	30	2	520
Mortgage- and asset-backed securities	90	4	0	94
Public utilities	4,924	233	106	5,051
Sovereign and supranational	3,209	192	84	3,317
Banks/financial institutions	9,211	211	431	8,991
Other corporate	4,457	187	108	4,536
Total yen-denominated	54,426	1,213	798	54,841
Total securities held to maturity	$ 54,426	$ 1,213	$ 798	$ 54,841

(In millions)	2011 Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale, carried at fair value:				
Fixed maturities:				
Yen-denominated:				
Japan government and agencies	$ 11,108	$ 670	$ 0	$ 11,778
Mortgage- and asset-backed securities	912	43	1	954
Public utilities	3,850	59	226	3,683
Sovereign and supranational	1,704	87	16	1,775
Banks/financial institutions	4,312	74	359	4,027
Other corporate	6,213	120	459	5,874
Total yen-denominated	28,099	1,053	1,061	28,091
Dollar-denominated:				
U.S. government and agencies	31	4	0	35
Municipalities	1,060	107	8	1,159
Mortgage- and asset-backed securities	310	74	0	384
Public utilities	3,052	517	27	3,542
Sovereign and supranational	449	89	5	533
Banks/financial institutions	3,324	223	121	3,426
Other corporate	9,031	1,433	62	10,402
Total dollar-denominated	17,257	2,447	223	19,481
Total fixed maturities	45,356	3,500	1,284	47,572
Perpetual securities:				
Yen-denominated:				
Banks/financial institutions	6,217	155	604	5,768
Other corporate	344	17	0	361
Dollar-denominated:				
Banks/financial institutions	336	3	29	310
Total perpetual securities	6,897	175	633	6,439
Equity securities	22	4	1	25
Total securities available for sale	$ 52,275	$ 3,679	$ 1,918	$ 54,036

(In millions)	2011 Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities held to maturity, carried at amortized cost:				
Fixed maturities:				
Yen-denominated:				
Japan government and agencies	$ 18,775	$ 297	$ 1	$ 19,071
Municipalities	553	35	4	584
Mortgage- and asset-backed securities	129	5	0	134
Public utilities	5,615	188	166	5,637
Sovereign and supranational	4,200	148	183	4,165
Banks/financial institutions	12,389	170	1,079	11,480
Other corporate	5,348	149	185	5,312
Total yen-denominated	47,009	992	1,618	46,383
Total securities held to maturity	$ 47,009	$ 992	$ 1,618	$ 46,383

The methods of determining the fair values of our investments in fixed-maturity securities, perpetual securities and equity securities are described in Note 5.

During 2012, we reclassified seven investments from the held-to-maturity portfolio to the available-for-sale portfolio as a result of significant declines in the issuers' creditworthiness. At the time of the transfer, the securities had an aggregate amortized cost of $1.2 billion and an aggregate unrealized loss of $290 million. During 2011, we reclassified 13 investments from the held-to-maturity portfolio to the available-for-sale portfolio as a result of significant declines in the issuers' creditworthiness. At the time of the transfer, the securities had an aggregate amortized cost of $2.5 billion and an aggregate unrealized loss of $334 million. During 2010, we reclassified six investments from the held-to-maturity portfolio to the available-for-sale portfolio as a result of significant declines in the issuers' creditworthiness. At the time of the transfer, the securities had an aggregate amortized cost of $1.4 billion and an aggregate unrealized loss of $830 million.

Contractual and Economic Maturities

The contractual maturities of our investments in fixed maturities at December 31, 2012, were as follows:

(In millions)	**Aflac Japan** Amortized Cost	Fair Value	**Aflac U.S.** Amortized Cost	Fair Value
Available for sale:				
Due in one year or less	$ 1,503	$ 1,521	$ 109	$ 113
Due after one year through five years	2,195	2,300	292	330
Due after five years through 10 years	7,079	7,457	1,183	1,399
Due after 10 years	31,767	33,218	8,219	9,728
Mortgage- and asset-backed securities	892	976	43	55
Total fixed maturities available for sale	$ 43,436	$ 45,472	$ 9,846	$ 11,625
Held to maturity:				
Due in one year or less	$ 5,830	$ 5,833	$ 0	$ 0
Due after one year through five years	679	736	0	0
Due after five years through 10 years	3,003	3,370	0	0
Due after 10 years	44,824	44,808	0	0
Mortgage- and asset-backed securities	90	94	0	0
Total fixed maturities held to maturity	$ 54,426	$ 54,841	$ 0	$ 0

At December 31, 2012, the Parent Company had a portfolio of investment-grade available-for-sale fixed-maturity securities totaling $131 million at amortized cost and $156 million at fair value, which is not included in the table above.

Expected maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

The majority of our perpetual securities are subordinated to other debt obligations of the issuer, but rank higher than the issuer's equity securities. Perpetual securities have characteristics of both debt and equity investments, along with unique features that create economic maturity dates for the securities. Although perpetual securities have no contractual maturity date, they have stated interest coupons that were fixed at their issuance and subsequently change to a floating short-term interest rate of 125 to more than 300 basis points above an appropriate market index, generally by the 25th year after issuance, thereby creating an economic maturity date. The economic maturities of our investments in perpetual securities, which were all reported as available for sale at December 31, 2012, were as follows:

	Aflac Japan		**Aflac U.S.**	
(In millions)	**Amortized Cost**	**Fair Value**	**Amortized Cost**	**Fair Value**
Due in one year or less	$ 289	$ 292	$ 0	$ 0
Due after one year through five years	1,239	1,316	5	5
Due after five years through 10 years	309	352	0	0
Due after 10 years	2,212	2,167	159	170
Total perpetual securities available for sale	$4,049	$4,127	$164	$175

Investment Concentrations

Our investment process begins with an independent approach to underwriting each issuer's fundamental credit quality. We evaluate independently those factors which we believe could influence an issuer's ability to make payments under the contractual terms of our instruments. This includes a thorough analysis of a variety of items including the issuer's country of domicile (including political, legal, and financial considerations); the industry in which the issuer competes (with an analysis of industry structure, end-market dynamics, and regulation); company specific issues (such as management, assets, earnings, cash generation, and capital needs); and contractual provisions of the instrument (such as financial covenants and position in the capital structure). We further determine the appropriateness of the investment considering broad business and portfolio management objectives, asset/liability needs, portfolio diversification, and expected income.

Investment exposures that individually exceeded 10% of shareholders' equity as of December 31 were as follows:

	2012			2011		
(In millions)	**Credit Rating**	**Amortized Cost**	**Fair Value**	Credit Rating	Amortized Cost	Fair Value
Japan National Government	**AA**	**$44,081**	**$44,580**	AA	$29,244	$30,145

Banks and Financial Institutions

After Japanese government bonds (JGBs), our second largest investment concentration as of December 31, 2012, was banks and financial institutions. Within the countries we approve for investment opportunities, we primarily invest in financial institutions that are strategically crucial to each approved country's economy. The bank and financial institution sector is a highly regulated industry and plays a strategic role in the global economy.

Our total investments in the bank and financial institution sector as of December 31, including those classified as perpetual securities, were as follows:

	2012		2011	
	Total Investments in Banks and Financial Institutions Sector (in millions)	**Percentage of Total Investment Portfolio**	Total Investments in Banks and Financial Institutions Sector (in millions)	Percentage of Total Investment Portfolio
Fixed maturities:				
Amortized cost	**$ 16,292**	**14%**	$ 20,025	20%
Fair value	**16,625**	**14**	18,933	19
Perpetual securities:				
Upper Tier II:				
Amortized cost	**$ 2,825**	**3%**	$ 4,285	5%
Fair value	**2,919**	**3**	4,244	4
Tier I:				
Amortized cost	**1,079**	**1**	2,268	2
Fair value	**1,031**	**1**	1,834	2
Total:				
Amortized cost	**$ 20,196**	**18%**	$ 26,578	27%
Fair value	**20,575**	**18**	25,011	25

Derisking

During 2012, we continued our efforts of pursuing strategic investment activities to lower the risk profile of our investment portfolio. We reduced our exposure to perpetual and other subordinated securities of European issuers, particularly in the financial sector. See further details in the Realized Investment Gains and Losses section below.

Realized Investment Gains and Losses

Information regarding pretax realized gains and losses from investments for the years ended December 31 follows:

(In millions)	**2012**	2011	2010
Realized investment gains (losses) on securities:			
Fixed maturities:			
Available for sale:			
Gross gains from sales	**$ 427**	$ 992	$ 117
Gross losses from sales	**(48)**	(465)	(212)
Net gains (losses) from redemptions	**2**	69	1
Other-than-temporary impairment losses	**(734)**	(1,335)	(297)
Held to maturity:			
Net gains (losses) from redemptions	**4**	0	2
Total fixed maturities	**(349)**	(739)	(389)
Perpetual securities:			
Available for sale:			
Gross gains from sales	**127**	102	133
Gross losses from sales	**(98)**	(109)	0
Net gains (losses) from redemptions	**60**	0	0
Other-than-temporary impairment losses	**(243)**	(565)	(160)
Total perpetual securities	**(154)**	(572)	(27)
Equity securities:			
Gross losses from sales	**0**	0	(2)
Other-than-temporary impairment losses	**0**	(1)	(2)
Total equity securities	**0**	(1)	(4)
Derivatives and other:			
Derivative gains (losses)	**151**	(257)	(1)
Other	**3**	17	(1)
Total derivatives and other	**154**	(240)	(2)
Total realized investment gains (losses)	**$ (349)**	$ (1,552)	$ (422)

In 2012, sales and redemptions of securities generated a net realized investment gain, primarily due to the sale of Japanese Government Bonds (JGBs) in a bond-swap program executed in the third quarter of 2012 and sales related to our plan to reduce the risk exposure in our investment portfolio (see the Investments Concentrations section above for more information).

In 2011, we recognized realized investment losses from the sale of securities, primarily a result of a plan to reduce the risk exposure in our investment portfolio. The sales losses were more than offset by the investment gains generated from the sale of U.S. Treasury securities and JGBs that were part of a bond-swap program.

In 2010, we recognized realized net investment gains from the sale and redemption of securities in the normal course of business.

Other-than-temporary Impairment

The fair values of our debt and perpetual security investments fluctuate based on changes in interest rates and credit spreads in the global financial markets. Fair values can also be heavily influenced by the values of the assets of the issuer and expected ultimate recovery values upon a default, bankruptcy or other financial restructuring. Credit spreads are most impacted by the general credit environment and global market liquidity. Interest rates are driven by numerous factors including: supply and demand, governmental monetary actions, expectations of inflation and economic growth, etc. We believe that fluctuations in the fair values of our investment securities related to changes in credit spreads or interest rates have little bearing on underlying credit quality of the issuer, and whether our investment is ultimately recoverable. Generally, we consider such declines in fair values to be temporary even in situations where an investment remains in an unrealized loss position for a year or more.

However, in the course of our credit review process, we may determine that it is unlikely that we will recover our investment in an issuer due to factors specific to an individual issuer, as opposed to general changes in global credit spreads or interest rates. In this event, we consider such a decline in the investment's fair value, to the extent it is below the investment's cost or amortized cost, to be an other-than-temporary impairment of the investment and reduce the book value of the investment to its fair value.

In addition to the usual investment risk associated with a debt instrument, our perpetual security holdings are largely issued by banks that are integral to the financial markets of the corresponding sovereign country of the issuer. As a result of the issuer's position within the economy of the sovereign country, our perpetual securities may be subject to a higher risk of nationalization of their issuers in connection with capital injections from an issuer's sovereign government. We cannot be assured that such capital support will extend to all levels of an issuer's capital structure. In addition, certain governments or regulators may consider imposing interest and principal payment restrictions on issuers of hybrid securities to preserve cash and preserve the issuer's capital. Beyond the cash flow impact that additional deferrals would have on our portfolio, such deferrals could result in ratings downgrades of the affected securities, which in turn could result in a reduction of fair value of the securities and increase our regulatory capital requirements. We consider these factors in our credit review process.

When determining our intention to sell a security prior to recovery of its fair value to amortized cost, we evaluate facts and circumstances such as, but not limited to, sales of securities to meet cash flow needs and decisions to reposition our security portfolio. We perform ongoing analyses of our liquidity needs, which includes cash flow testing of our policy liabilities, debt maturities, projected dividend payments and other cash flow and liquidity needs. Our cash flow testing includes extensive duration matching of our investment portfolio and policy liabilities. Based on our analyses, we have concluded that we have sufficient excess cash flows to meet our liquidity needs without selling any of our investments prior to their maturity. Recently, we have been repositioning our security portfolio in an effort to enhance diversification and our credit profile by reducing our risk exposure through opportunistic investment transactions.

The following table details our pretax other-than-temporary impairment losses by investment category that resulted from our impairment evaluation process for the years ended December 31.

(In millions)	**2012**	2011	2010
Perpetual securities	**$ 243**	$ 565	$ 160
Corporate bonds	**345**	1,316	285
Mortgage- and asset-backed securities	**3**	17	12
Municipalities	**0**	2	0
Sovereign and supranational	**386**	0	0
Equity securities	**0**	1	2
Total other-than-temporary impairment losses realized	**$ 977** [1]	$ 1,901 [1]	$ 459 [2]

[1] Includes $597 and $1,286 for the years ended December 31, 2012 and 2011, respectively, for credit-related impairments; $353 and $615 for the years ended December 31, 2012 and 2011, respectively, from change in intent to sell securities; and $27 for the year ended December 31, 2012 for impairments due to severity and duration of decline in fair value
[2] Consisted completely of credit-related impairments

Unrealized Investment Gains and Losses

Information regarding changes in unrealized gains and losses from investments for the years ended December 31 follows:

(In millions)	**2012**	2011	2010
Changes in unrealized gains (losses):			
Fixed maturities:			
Available for sale	**$ 1,624**	$ 1,963	$ 1,105
Transferred to held to maturity	**(14)**	(101)	(12)
Perpetual securities:			
Available for sale	**547**	(143)	(24)
Equity securities	**0**	2	(1)
Total change in unrealized gains (losses)	**$ 2,157**	$ 1,721	$ 1,068

Effect on Shareholders' Equity

The net effect on shareholders' equity of unrealized gains and losses from investment securities at December 31 was as follows:

(In millions)	**2012**	2011
Unrealized gains (losses) on securities available for sale	**$ 3,932**	$ 1,761
Unamortized unrealized gains on securities transferred to held to maturity	**20**	34
Deferred income taxes	**(1,382)**	(652)
Shareholders' equity, unrealized gains (losses) on investment securities	**$ 2,570**	$ 1,143

Gross Unrealized Loss Aging

The following tables show the fair values and gross unrealized losses of our available-for-sale and held-to-maturity investments that were in an unrealized loss position, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31.

	2012					
	Total		Less than 12 months		12 months or longer	
(In millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed Maturities:						
Japan government and agencies:						
Yen-denominated	$ 17,342	$ 148	$17,342	$148	$ 0	$ 0
Municipalities:						
Dollar-denominated	34	6	1	0	33	6
Yen-denominated	56	2	56	2	0	0
Mortgage- and asset- backed securities:						
Dollar-denominated	10	0	10	0	0	0
Yen-denominated	136	1	0	0	136	1
Public utilities:						
Dollar-denominated	736	17	736	17	0	0
Yen-denominated	3,920	178	1,339	31	2,581	147
Sovereign and supranational:						
Dollar-denominated	31	2	0	0	31	2
Yen-denominated	1,244	84	507	13	737	71
Banks/financial institutions:						
Dollar-denominated	276	6	180	3	96	3
Yen-denominated	6,918	611	1,935	28	4,983	583
Other corporate:						
Dollar-denominated	4,534	95	4,404	86	130	9
Yen-denominated	4,013	261	1,635	40	2,378	221
Total fixed maturities	39,250	1,411	28,145	368	11,105	1,043
Perpetual securities:						
Dollar-denominated	136	9	120	0	16	9
Yen-denominated	1,315	161	0	0	1,315	161
Total perpetual securities	1,451	170	120	0	1,331	170
Equity securities	6	1	3	0	3	1
Total	$ 40,707	$ 1,582	$28,268	$368	$12,439	$ 1,214

(In millions)	2011					
	Total		Less than 12 months		12 months or longer	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed Maturities:						
Japan government and agencies:						
Yen-denominated	$ 940	$ 1	$ 859	$ 1	$ 81	$ 0
Municipalities:						
Dollar-denominated	54	8	22	1	32	7
Yen-denominated	60	4	0	0	60	4
Mortgage- and asset- backed securities:						
Yen-denominated	151	1	0	0	151	1
Public utilities:						
Dollar-denominated	295	27	110	3	185	24
Yen-denominated	4,995	392	2,404	141	2,591	251
Sovereign and supranational:						
Dollar-denominated	66	5	34	2	32	3
Yen-denominated	2,349	199	749	62	1,600	137
Banks/financial institutions:						
Dollar-denominated	770	121	391	56	379	65
Yen-denominated	10,175	1,438	1,639	46	8,536	1,392
Other corporate:						
Dollar-denominated	834	62	639	27	195	35
Yen-denominated	6,106	644	2,523	110	3,583	534
Total fixed maturities	26,795	2,902	9,370	449	17,425	2,453
Perpetual securities:						
Dollar-denominated	217	29	109	4	108	25
Yen-denominated	2,290	604	630	69	1,660	535
Total perpetual securities	2,507	633	739	73	1,768	560
Equity securities	8	1	6	1	2	0
Total	$29,310	$3,536	$10,115	$523	$19,195	$3,013

Analysis of Securities in Unrealized Loss Positions

The unrealized losses on our investments have been primarily related to general market changes in foreign exchange rates or the levels of credit spreads or interest rates rather than specific concerns with the issuer's ability to pay interest and repay principal. The following summarizes our evaluation of investment categories with significant unrealized losses and securities that were rated below investment grade as of December 31, 2012.

General Review of Credit Considerations

For any significant declines in fair value, we perform a more focused review of the related issuers' credit profile. We evaluate their ratings from the Nationally Recognized Statistical Rating Organizations (NRSROs), their assets, business profile including industry dynamics and competitive positioning, financial statements and other available financial data. We utilize information available in the public domain as well as consultations with issuers themselves. For non-corporate issuers, the analysis will focus on all sources of credit support including macro-economic variables and issuer specific factors. From these reviews, we evaluate the issuer's continued ability to service our investment through their payment of interest and principal.

Public Utilities

As of December 31, 2012, 69% of the unrealized losses on investments in the public utilities sector were related to investments that were investment grade, compared with 77% at December 31, 2011. We have determined that the majority of the unrealized losses on the investments in the public utilities sector as of December 31, 2012 were caused by general market changes. Based on our credit analysis, we believe that the issuers of our investments in this sector have the ability to service their obligations to us.

Sovereign and Supranational

As of December 31, 2012, 96% of the unrealized losses on investment securities in the sovereign and supranational sector were related to investments that were investment grade, compared with 100% at December 31, 2011. We have determined that the majority of the unrealized losses on the investments in the sovereign and supranational sector as of December 31, 2012 were caused by general market changes. Based on our credit analysis, we believe that the issuers of our investments in this sector have the ability to service their obligations to us.

Banks and Financial Institutions

Our efforts during 2011 and 2012 to reduce the risk in our investment portfolio included sales and impairments of certain investments in banks and financial institutions, with an emphasis on reducing our exposure to European financial institutions. The following table shows the composition of our investments in an unrealized loss position in the bank and financial institution sector by fixed-maturity securities and perpetual securities. The table reflects those securities in that sector that were in an unrealized loss position as a percentage of our total investment portfolio in an unrealized loss position. The table also reflects the respective unrealized losses in this sector as a percentage of total unrealized losses in our investment portfolio at December 31.

	2012		2011	
	Percentage of Total Investments in an Unrealized Loss Position	**Percentage of Total Unrealized Losses**	Percentage of Total Investments in an Unrealized Loss Position	Percentage of Total Unrealized Losses
Fixed maturities	**18%**	**39%**	37%	44%
Perpetual securities:				
Upper Tier II	**2**	**4**	4	6
Tier I	**2**	**7**	5	12
Total perpetual securities	**4**	**11**	9	18
Total	**22%**	**50%**	46%	62%

As of December 31, 2012, 81% of the $787 million in unrealized losses on investments in the bank and financial institution sector, including perpetual securities, were related to investments that were investment grade, compared with 80% at December 31, 2011. Of the $8.6 billion in investments, at fair value, in the bank and financial institution sector in an unrealized loss position at December 31, 2012, only $608 million, which had $146 million in unrealized losses, was below investment grade. Two issuers of investments comprised more than 99% of the $146 million unrealized loss.

Based on our credit analysis, we have determined that the majority of the unrealized losses on the investments in this sector as of December 31, 2012 were caused by wider credit spreads, the downturn in the global economic environment and, to a lesser extent, changes in foreign exchange rates. Further, unrealized gains or losses related to prevailing interest rate environments are impacted by the remaining time to maturity of an investment. Assuming no credit-related factors develop, as investments near maturity, the unrealized gains or losses can be expected to diminish. Based on our credit analysis, we believe that the issuers of our investments in this sector have the ability to service their obligations to us.

Other Corporate

As of December 31, 2012, 72% of the unrealized losses on investments in the other corporate sector were related to investments that were investment grade, compared with 73% at December 31, 2011. We have determined that the majority of the unrealized losses on the investments in the other corporate sector as of December 31, 2012 were caused by general market changes. Based on our credit analysis, we believe that the issuers of our investments in this sector have the ability to service their obligations to us.

Perpetual Securities

As of December 31, 2012, 100% of the unrealized losses on investments in perpetual securities were related to investments that were investment grade, compared with 73% at December 31, 2011. This improvement is primarily a result of sales and the recognition of other-than-temporary impairments during 2012. The majority of our investments in Upper Tier II and Tier I perpetual securities were in highly-rated global financial institutions. Upper Tier II securities have more debt-like characteristics than Tier I securities and are senior to Tier I securities, preferred stock, and common equity of the issuer. Conversely, Tier I securities have more equity-like characteristics, but are senior to the common equity of the issuer. They may also be senior to certain preferred shares, depending on the individual security, the issuer's capital structure and the regulatory jurisdiction of the issuer.

Details of our holdings of perpetual securities as of December 31 were as follows:

Perpetual Securities

			2012			2011	
(In millions)	Credit Rating	**Amortized Cost**	**Fair Value**	**Unrealized Gain (Loss)**	Amortized Cost	Fair Value	Unrealized Gain (Loss)
Upper Tier II:							
	AA	**$ 0**	**$ 0**	**$ 0**	$ 196	$ 204	$ 8
	A	**460**	**488**	**28**	2,108	2,046	(62)
	BBB	**2,077**	**2,129**	**52**	1,791	1,804	13
	BB or lower	**288**	**302**	**14**	190	190	0
Total Upper Tier II		**2,825**	**2,919**	**94**	4,285	4,244	(41)
Tier I:							
	A	**0**	**0**	**0**	0	0	0
	BBB	**966**	**904**	**(62)**	1,684	1,417	(267)
	BB or lower	**113**	**127**	**14**	584	417	(167)
Total Tier I		**1,079**	**1,031**	**(48)**	2,268	1,834	(434)
Other subordinated - non-banks	BBB	**309**	**352**	**43**	344	361	17
Total		**$4,213**	**$4,302**	**$89**	$6,897	$6,439	$(458)

An aspect of our efforts during 2011 and 2012 to reduce risk in our investment portfolio included sales and impairments of certain investments in perpetual securities. With the exception of the Icelandic bank securities that we completely impaired in 2008, none of the perpetual securities we own were in default on interest and principal payments at December 31, 2012. During the second quarter of 2011, we wrote off accrued interest income and stopped accruing further interest income for certain Upper Tier II perpetual securities, which had a deferred coupon and were impaired during that quarter, and we recognized additional impairments on those securities in the third and fourth quarters of 2011. We collected the deferred coupon upon the sale of those securities as part of our derisking investment activities in the first quarter of 2012.

During 2012, our aggregate holdings in perpetual securities moved from a unrealized loss of $458 million to an unrealized gain of $89 million. This is due in part to the sales and impairments mentioned above plus a general improvement in market pricing for most perpetual securities. For those securities with unrealized losses as of December 31, 2012, we believe the losses are principally due to a temporary widening of the applicable discount rate through a combination of interest rates and/or credit spreads. Based on our reviews, we do not believe the ability of these issuers to service our investments has been compromised. Assuming no unforeseen credit factors develop, as the investments near their expected economic maturity, the unrealized gains or losses should diminish. Based on our analysis, we believe the issuers of our holdings in this sector have the ability to service their obligations to us.

VIEs

As a condition to our involvement or investment in a VIE, we enter into certain protective rights and covenants that preclude changes in the structure of the VIE that would alter the creditworthiness of our investment or our beneficial interest in the VIE.

Our involvement with all of the VIEs in which we have an interest is passive in nature, and we are not the arranger of these entities. We have not been involved in establishing these entities, except as it relates to our review and evaluation of the structure of these VIEs in the normal course of our investment decision-making process. Further, we are not, nor have we been, required to purchase any securities issued in the future by these VIEs.

Our ownership interest in the VIEs is limited to holding the obligations issued by them. All of the VIEs in which we invest are static with respect to funding and have no ongoing forms of funding after the initial funding date. We have no direct or contingent obligations to fund the limited activities of these VIEs, nor do we have any direct or indirect financial guarantees related to the limited activities of these VIEs. We have not provided any assistance or any other type of financing support to any of the VIEs we invest in, nor do we have any intention to do so in the future. The weighted-average lives of our notes are very similar to the underlying collateral held by these VIEs where applicable.

Our risk of loss related to our interests in any of our VIEs is limited to our investment in the debt securities issued by them.

VIEs - Consolidated

The following table presents the amortized cost, fair value and balance sheet caption in which the assets and liabilities of consolidated VIEs are reported as of December 31.

Investments in Consolidated Variable Interest Entities

	2012		2011	
(In millions)	**Amortized Cost**	**Fair Value**	Amortized Cost	Fair Value
Assets:				
Fixed maturities, available for sale	**$5,058**	**$5,787**	$4,822	$5,350
Perpetual securities, available for sale	**559**	**574**	1,532	1,290
Fixed maturities, held to maturity	**289**	**287**	643	566
Other assets	**191**	**191**	375	375
Total assets of consolidated VIEs	**$6,097**	**$6,839**	$7,372	$7,581
Liabilities:				
Other liabilities	**$ 399**	**$ 399**	$ 531	$ 531
Total liabilities of consolidated VIEs	**$ 399**	**$ 399**	$ 531	$ 531

We are substantively the only investor in the consolidated VIEs listed in the table above. As the sole investor in these VIEs, we have the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and are therefore considered to be the primary beneficiary of the VIEs that we consolidate. We also participate in substantially all of the variability created by these VIEs. The activities of these VIEs are limited to holding debt and perpetual securities and interest rate, foreign currency, and/or CDSs, as appropriate, and utilizing the cash flows from these securities to service our investment. Neither we nor any of our creditors are able to obtain the underlying collateral of the VIEs unless there is an event of default or other specified event. For those VIEs that contain a swap, we are not a direct counterparty to the swap contracts and have no control over them. Our loss exposure to these VIEs is limited to our original investment. Our consolidated VIEs do not rely on outside or ongoing sources of funding to support their activities beyond the underlying collateral and swap contracts, if applicable. With the exception of our investment in senior secured bank loans through unit trust structures, the underlying collateral assets and funding of our consolidated VIEs are generally static in nature and the underlying collateral and the reference corporate entities covered by any CDS contracts were all investment grade at the time of issuance.

We are exposed to credit losses within any consolidated CDOs that could result in principal losses to our investments. We have mitigated our risk of credit loss through the structure of the VIE, which contractually requires the subordinated tranches within these VIEs to absorb the majority of the expected losses from the underlying credit default swaps. We currently own only senior mezzanine CDO tranches. Based on our statistical analysis models and the current subordination levels in our CDOs, each of these VIEs can sustain a reasonable number of defaults in the underlying reference entities in the CDSs with no loss to our investment.

VIEs - Not Consolidated

The table below reflects the amortized cost, fair value and balance sheet caption in which our investment in VIEs not consolidated are reported as of December 31.

Investments in Variable Interest Entities Not Consolidated

	2012		2011	
(In millions)	**Amortized Cost**	**Fair Value**	Amortized Cost	Fair Value
Assets:				
Fixed maturities, available for sale	**$ 7,738**	**$ 8,350**	$ 7,190	$ 7,239
Perpetual securities, available for sale	**736**	**751**	1,315	1,364
Fixed maturities, held to maturity	**3,829**	**3,922**	5,248	5,111
Total investments in VIEs not consolidated	**$ 12,303**	**$ 13,023**	$ 13,753	$ 13,714

The VIEs that we are not required to consolidate are investments that are limited to loans in the form of debt obligations from the VIEs that are irrevocably and unconditionally guaranteed by their corporate parents. These VIEs are the primary financing vehicles used by their corporate sponsors to raise financing in the international capital markets. The variable interests created by these VIEs are principally or solely a result of the debt instruments issued by them. We do not have the power to direct the activities that most significantly impact the entity's economic performance, nor do we have (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. As such, we are not the primary beneficiary of these VIEs and are therefore not required to consolidate them. These VIE investments comprise securities from 153 separate issuers with an average credit rating of BBB.

Securities Lending and Pledged Securities

We lend fixed-maturity securities to financial institutions in short-term security-lending transactions. These short-term security-lending arrangements increase investment income with minimal risk. Our security lending policy requires that the fair value of the securities and/or unrestricted cash received as collateral be 102% or more of the fair value of the loaned securities. The following table presents our security loans outstanding and the corresponding collateral held as of December 31:

(In millions)	**2012**	2011
Security loans outstanding, fair value	**$ 6,122**	$ 812
Cash collateral on loaned securities	**6,277**	838

The balance of our security loans outstanding was higher at December 31, 2012, compared with that at December 31, 2011, due to a six-month securities lending program that began in the third quarter of 2012. For this particular securities lending program, we invested cash collateral in JGBs with maturities that correspond with the termination of the program. At December 31, 2012, debt securities with a fair value of $18 million were on deposit with regulatory authorities in the United States and Japan. We retain ownership of all securities on deposit and receive the related investment income.

For general information regarding our investment accounting policies, see Note 1.

4. DERIVATIVE INSTRUMENTS

Our freestanding derivative financial instruments consist of: (1) interest rate, foreign currency and credit default swaps that are associated with investments in special-purpose entities, including VIEs where we are the primary beneficiary; (2) foreign currency forward contracts used in hedging foreign exchange risk on U.S. dollar-denominated securities in Aflac Japan's portfolio; and (3) swaps associated with our notes payable, consisting of an interest rate swap for our variable interest rate yen-denominated debt and cross-currency interest rate swaps, also referred to as foreign currency swaps, associated with our senior notes due in February 2017 and February 2022 and subordinated debentures due in September 2052. We do not use derivative financial instruments for trading purposes, nor do we engage in leveraged derivative transactions. Some of our derivatives are designated as cash flow hedges or fair value hedges; however, other derivatives do not qualify for hedge strategies.

We utilize a net investment hedge to mitigate the foreign exchange exposure resulting from our net investment in Aflac Japan. We have designated the majority of our yen-denominated Samurai and Uridashi notes and yen-denominated loans as nonderivative hedging instruments for this net investment hedge.

The following table summarizes the impact to realized investment gains (losses) and other comprehensive income (loss) from all derivatives and hedging instruments for the years ended December 31.

	2012		2011		2010	
(In millions)	**Realized Investment Gains (Losses)**	**Other Comprehensive Income (Loss)**	Realized Investment Gains (Losses)	Other Comprehensive Income (Loss)	Realized Investment Gains (Losses)	Other Comprehensive Income (Loss)
Qualifying hedges:						
Cash flow hedges:						
Interest rate swaps	**$ 0**	**$ 0**	$ 0	$ 2	$ 0	$ 1
Foreign currency swaps	**(3)**	**(22)**	0	(35)	20	50
Total cash flow hedges	**(3)**	**(22)**	0	(33)	20	51
Fair value hedges:						
Foreign currency forwards[1]	**(7)**	**0**	0	0	0	0
Total fair value hedges	**(7)**	**0**	0	0	0	0
Net investment hedge:						
Non-derivative hedging instruments	**0**	**96**	0	(54)	0	(129)
Total net investment hedge	**0**	**96**	0	(54)	0	(129)
Non-qualifying strategies:						
Interest rate swaps	**(14)**	**0**	(33)	0	7	0
Foreign currency swaps	**111**	**0**	(160)	0	3	0
Credit default swaps	**64**	**0**	(64)	0	(31)	0
Total non-qualifying strategies	**161**	**0**	(257)	0	(21)	0
Total	**$151**	**$ 74**	$ (257)	$ (87)	$ (1)	$ (78)

[1] *Impact shown net of effect of hedged items (see Fair Value Hedges section of this Note 4 for further detail)*

Derivative Types

Interest rate swaps involve the periodic exchange of cash flows with other parties, at specified intervals, calculated using agreed upon rates or other financial variables and notional principal amounts. Generally, no cash or principal payments are exchanged at the inception of the contract. Typically, at the time a swap is entered into, the cash flow streams exchanged by the counterparties are equal in value. Interest rate swaps are primarily used to convert interest receipts on floating-rate fixed-maturity securities contracts to fixed rates. These derivatives are predominantly used to better match cash receipts from assets with cash disbursements required to fund liabilities.

Credit default swaps are used to assume credit risk related to an individual security or an index. These contracts entitle the consolidated VIE to receive a periodic fee in exchange for an obligation to compensate the derivative counterparty should the referenced security issuers experience a credit event, as defined in the contract. The consolidated VIE is also exposed to credit risk due to embedded derivatives associated with credit-linked notes.

Foreign currency swaps exchange an initial principal amount in two currencies, agreeing to re-exchange the currencies at a future date, at an agreed upon exchange rate. There may also be periodic exchanges of payments at specified intervals based on the agreed upon rates and notional amounts. Foreign currency swaps are used primarily in the consolidated VIEs in our Aflac Japan portfolio to convert foreign-denominated cash flows to yen, the functional currency of Aflac Japan, in order to minimize cash flow fluctuations. We also use foreign currency swaps to economically convert certain of our dollar-denominated principal and interest obligations for our senior note and subordinated debenture obligations into yen-denominated obligations.

Foreign currency forward contracts with short-term maturities are executed for the Aflac Japan segment in order to economically convert certain fixed-maturity dollar-denominated securities into yen. In these transactions, Aflac Japan agrees with another party to buy a fixed amount of yen and sell a corresponding amount of U.S. dollars at a specified future date. The foreign currency forwards are used in fair value hedging relationships to mitigate the foreign exchange risk associated with dollar-denominated investments supporting yen-denominated liabilities.

Credit Risk Assumed through Derivatives

For the interest rate, foreign currency, and credit default swaps associated with our VIE investments for which we are the primary beneficiary, we bear the risk of foreign exchange or interest rate loss due to counterparty default even though we are not a direct counterparty to those contracts. We are a direct counterparty to the interest rate and foreign currency swaps that we have on certain of our senior notes, subordinated debentures, Samurai notes, and the foreign currency forwards on certain fixed-maturity securities, therefore we are exposed to credit risk in the event of nonperformance by the counterparties in those contracts. The risk of counterparty default for our VIE and senior note and subordinated debenture swaps is mitigated by collateral posting requirements the counterparty must meet. The counterparty risk associated with the foreign currency forwards is the risk that at expiry of the contract, the counterparty is unable to deliver the agreed upon amount of yen at the agreed upon price or delivery date, thus exposing the Company to additional unhedged exposure to U.S. dollars in the Aflac Japan investment portfolio. As of December 31, 2012, there were ten counterparties to our derivative agreements, with five comprising 80% of the aggregate notional amount. The counterparties to these derivatives are financial institutions with the following credit ratings as of December 31:

	2012		2011	
(In millions)	**Fair Value of Swaps**	**Notional Amount of Swaps**	Fair Value of Swaps	Notional Amount of Swaps
Counterparties' credit rating:				
AA	**$ (1)**	**$ 161**	$ 0	$ 0
A	**(588)**	**13,209**	(156)	5,491
Total	**$(589)**	**$13,370**	$(156)	$5,491

Certain of our derivative agreements with some of our counterparties contain credit-rating related triggers. If our credit rating were to fall below a certain level, the counterparties to the derivative instruments could request termination of the derivative at the then fair market value of the derivative or demand immediate full collateralization for derivative instruments in net liability positions. None of our derivative instruments with credit-risk-related features were in a net liability position as of December 31, 2012.

Certain of our consolidated VIEs have credit default swap contracts that require them to assume credit risk from an asset pool. Those consolidated VIEs will receive periodic payments based on an agreed upon rate and notional amount and will only make a payment by delivery of associated collateral, which consists of highly rated asset-backed securities, if there is a credit event. A credit event payment will typically be equal to the notional value of the swap contract less the value of the referenced obligations. A credit event is generally defined as a default on contractually obligated interest or principal payments or bankruptcy of the referenced entity. The diversified portfolios of corporate issuers are established within sector concentration limits.

The following tables present the maximum potential risk, fair value, weighted-average years to maturity, and underlying referenced credit obligation type for credit default swaps within consolidated VIE structures as of December 31.

		2012									
		Less than one year		One to three years		Three to five years		Five to ten years		Total	
(In millions)	Credit Rating	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value
Index exposure:											
Corporate bonds:											
	A	$ 0	$ 0	$ (133)	$ 2	$ 0	$ 0	$ 0	$ 0	$ (133)	$ 2
	BB or lower	0	0	0	0	(106)	(47)	(116)	(20)	(222)	(67)
Total		$ 0	$ 0	$ (133)	$ 2	$ (106)	$ (47)	$ (116)	$ (20)	$ (355)	$ (65)

		2011									
		Less than one year		One to three years		Three to five years		Five to ten years		Total	
(In millions)	Credit Rating	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value
Index exposure:											
Corporate bonds:											
	A	$ 0	$ 0	$ 0	$ 0	$ (146)	$ (17)	$ 0	$ 0	$ (146)	$ (17)
	BB or lower	0	0	0	0	0	0	(235)	(113)	(235)	(113)
Total		$ 0	$ 0	$ 0	$ 0	$ (146)	$ (17)	$ (235)	$ (113)	$ (381)	$ (130)

Accounting for Derivative Financial Instruments

Freestanding derivatives are carried in our consolidated balance sheets either as assets within other assets or as liabilities within other liabilities at estimated fair value. See Note 5 for a discussion on how we determine the fair value of our derivatives. Accruals on derivatives are recorded in accrued investment income or within other liabilities in the consolidated balance sheets.

If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are generally reported within derivative and other gains (losses), which is a component of realized investment gains (losses). The fluctuations in estimated fair value of derivatives that have not been designated for hedge accounting can result in volatility in net earnings.

Hedge Documentation and Effectiveness Testing

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item. At the inception of the hedging relationship, we formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking each hedge transaction. We document the designation of each hedge as either (i) a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or the hedge of a forecasted transaction ("cash flow hedge"); (ii) a hedge of the estimated fair value of a recognized asset or liability ("fair value hedge"); or (iii) a hedge of a net investment in a foreign operation. The documentation process includes linking derivatives and nonderivatives that are designated as hedges to specific assets or groups of assets or liabilities on the statement of financial position or to specific forecasted transactions and defining the effectiveness and ineffectiveness testing methods to be used. At the hedge's inception and on an ongoing quarterly basis, we also formally assess whether the derivatives that are used in hedging transactions have been, and are expected to continue to be, highly effective in offsetting their designated risk. Hedge effectiveness is assessed using qualitative and quantitative methods.

For assessing hedge effectiveness of cash flow hedges, qualitative methods may include the comparison of critical terms of the derivative to the hedged item, and quantitative methods include regression or other statistical analysis of changes in cash flows associated with the hedge relationship. Hedge ineffectiveness of the hedge relationships is measured each reporting period using the "Hypothetical Derivative Method." For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing hedge ineffectiveness are recognized in current earnings within derivative and other gains (losses). All components of each derivative's gain or loss are included in the assessment of hedge effectiveness.

For assessing hedge effectiveness of fair value hedges, qualitative methods may include the comparison of critical terms of the derivative to the hedged item, and quantitative methods include regression or other statistical analysis of changes in cash flows associated with the hedge relationship. Hedge ineffectiveness of the hedge relationships is measured each reporting period using the dollar offset method. For derivative instruments that are designated and qualify as fair value hedges, changes in the estimated fair value of the derivative, including amounts measured as ineffectiveness, and changes in the estimated fair value of the hedged item related to the designated risk being hedged, are reported in current earnings within derivative and other gains (losses).

For the hedge of our net investment in Aflac Japan, we have designated the majority of the Parent Company's yen-denominated liabilities (Samurai and Uridashi notes and yen-denominated loans) as non-derivative hedging instruments. If the total of the designated Parent Company yen-denominated liabilities is equal to or less than our net investment in Aflac Japan, the hedge is deemed to be effective and the related exchange effect on the liabilities is reported in the unrealized foreign currency component of other comprehensive income. Should these designated yen-denominated liabilities exceed our net investment in Aflac Japan, the foreign exchange effect on the portion of the Parent Company yen-denominated liabilities that exceeds our net investment in Aflac Japan would be recognized in current earnings within other income.

Discontinuance of Hedge Accounting

We discontinue hedge accounting prospectively when (1) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated cash flows or fair value of a hedged item; (2) the derivative is de-designated as a hedging instrument; or (3) the derivative expires or is sold, terminated or exercised.

When hedge accounting is discontinued on a cash flow hedge or fair value hedge, the derivative is carried in the consolidated balance sheets at its estimated fair value, with changes in estimated fair value recognized in current period earnings. For discontinued cash flow hedges, including those where the derivative is sold, terminated or exercised, amounts previously deferred in other comprehensive income are reclassified into earnings when earnings are impacted by the cash flow of the hedged item.

Derivative Balance Sheet Classification

The tables below summarize the balance sheet classification of our derivative fair value amounts, as well as the gross asset and liability fair value amounts, at December 31. The fair value amounts presented do not include income accruals. The notional amount of derivative contracts represents the basis upon which pay or receive amounts are calculated. Notional amounts are not reflective of credit risk.

	2012			
(In millions)	Net Derivatives		Asset Derivatives	Liability Derivatives
Hedge Designation/ Derivative Type	**Notional Amount**	**Fair Value**	**Fair Value**	**Fair Value**
Cash flow hedges:				
Interest rate swaps	**$ 64**	**$ 0**	**$ 0**	**$ 0**
Foreign currency swaps	**75**	**14**	**14**	**0**
Total cash flow hedges	**139**	**14**	**14**	**0**
Fair value hedges:				
Foreign currency forwards	**6,944**	**(535)**	**0**	**(535)**
Total fair value hedges	**6,944**	**(535)**	**0**	**(535)**
Non-qualifying strategies:				
Interest rate swaps	**355**	**29**	**32**	**(3)**
Foreign currency swaps	**5,577**	**(32)**	**297**	**(329)**
Credit default swaps	**355**	**(65)**	**2**	**(67)**
Total non-qualifying strategies	**6,287**	**(68)**	**331**	**(399)**
Total derivatives	**$13,370**	**$(589)**	**$ 345**	**$(934)**
Balance Sheet Location				
Other assets	**$ 2,585**	**$ 345**	**$ 345**	**$ 0**
Other liabilities	**10,785**	**(934)**	**0**	**(934)**
Total derivatives	**$13,370**	**$(589)**	**$ 345**	**$(934)**

	2011			
(In millions)	Net Derivatives		Asset Derivatives	Liability Derivatives
Hedge Designation/ Derivative Type	Notional Amount	Fair Value	Fair Value	Fair Value
Cash flow hedges:				
Interest rate swaps	$ 71	$ 0	$ 0	$ 0
Foreign currency swaps	75	36	36	0
Total cash flow hedges	146	36	36	0
Non-qualifying strategies:				
Interest rate swaps	381	30	34	(4)
Foreign currency swaps	4,583	(92)	305	(397)
Credit default swaps	381	(130)	0	(130)
Total non-qualifying strategies	5,345	(192)	339	(531)
Total derivatives	$ 5,491	$(156)	$ 375	$(531)
Balance Sheet Location				
Other assets	$ 1,794	$ 375	$ 375	$ 0
Other liabilities	3,697	(531)	0	(531)
Total derivatives	$ 5,491	$(156)	$ 375	$(531)

Cash Flow Hedges

Certain of our consolidated VIEs have foreign currency swaps that qualify for hedge accounting treatment. For those that have qualified, we have designated the derivative as a hedge of the variability in cash flows of a forecasted transaction or of amounts to be received or paid related to a recognized asset ("cash flow" hedge). We expect to continue this hedging activity for a weighted-average period of approximately 13 years. The remaining derivatives in our consolidated VIEs that have not qualified for hedge accounting have been designated as held for other investment purposes ("non-qualifying strategies").

We have an interest rate swap agreement related to 5.5 billion yen variable interest rate Samurai notes that we issued in July 2011 (see Note 8). By entering into this contract, we swapped the variable interest rate to a fixed interest rate of 1.475%. We have designated this interest rate swap as a hedge of the variability in our interest cash flows associated with the variable interest rate Samurai notes. The notional amount and terms of the swap match the principal amount and terms of the variable interest rate Samurai notes, and the swap had no value at inception. Changes in the fair value of the swap contract are recorded in other comprehensive income as long as the hedge is deemed effective. Should any portion of the hedge be deemed ineffective, that ineffective portion would be reported in net earnings.

The following table presents the components of the gain or loss on derivatives that qualified as cash flow hedges for the years ended December 31.

Derivatives in Cash Flow Hedging Relationships

(In millions)	Derivative Gain (Loss) Recognized in Other Comprehensive Income (Effective Portion)	Derivative Gains (Losses) Recognized in Income (Ineffective Portion)
2012:		
Interest rate swaps	**$ 0**	**$ 0**
Foreign currency swaps	**(22)**	**(3)**
Total	**$ (22)**	**$ (3)**
2011:		
Interest rate swaps	$ 2	$ 0
Foreign currency swaps	(35)	0
Total	$ (33)	$ 0
2010:		
Interest rate swaps	$ 1	$ 0
Foreign currency swaps	50	20
Total	$ 51	$ 20

In the third quarter of 2011, we de-designated certain of the foreign currency swaps with notional values totaling $500 million used in cash flow hedging strategies as a result of determining that these swaps would no longer be highly effective in offsetting the cash flows of the hedged item. As a result, the net gain recorded in accumulated other comprehensive income for swaps that are no longer eligible for hedge accounting is being amortized into earnings over the expected life of the respective hedged item. The amount amortized from accumulated other comprehensive income into earnings related to these swaps was immaterial in 2012 and 2011. There was no gain or loss reclassified from accumulated other comprehensive income into earnings related to our designated cash flow hedges for the years ended December 31, 2012, 2011 and 2010. As of December 31, 2012, deferred gains and losses on derivative instruments recorded in accumulated other comprehensive income that are expected to be reclassified to earnings during the next twelve months are immaterial.

Fair Value Hedges

We designate and account for foreign currency forwards as fair value hedges when they meet the requirements for hedge accounting. These foreign currency forwards hedge the foreign currency exposure of certain dollar-denominated fixed maturity securities within the investment portfolio of our Aflac Japan segment. We recognize gains and losses on these derivatives and the related hedged items in current earnings within derivative and other gains (losses). The change in the fair value of the foreign currency forwards related to the changes in the difference between the spot rate and the forward price is excluded from the assessment of hedge effectiveness.

The following table presents the gains and losses on derivatives and the related hedged items in fair value hedges for the year ended December 31.

Fair Value Hedging Relationships

(In millions)		Hedging Derivatives			Hedged Items	
Hedging Derivatives	**Hedged Items**	**Total Gains (Losses)**	**Gains (Losses) Excluded from Effectiveness Testing**	**Gains (Losses) Included in Effectiveness Testing**	**Foreign Currency Gains (Losses)**	**Ineffectiveness Recognized for Fair Value Hedge**
2012:[1]						
Foreign currency forwards	Fixed-maturity securities	$ (535)	$ (8)	$ (527)	$ 528	$ 1

[1] *Fair value hedging program began in September 2012*

Net Investment Hedge

Our primary exposure to be hedged is our net investment in Aflac Japan, which is affected by changes in the yen/dollar exchange rate. To mitigate this exposure, we have taken the following courses of action. First, Aflac Japan maintains an investment portfolio of dollar-denominated securities on behalf of Aflac U.S., which serves as an economic currency hedge of a portion of our investment in Aflac Japan. The functional currency for these investments is the U.S. dollar. The related investment income and realized/unrealized investment gains and losses are also denominated in U.S. dollars. The foreign exchange gains and losses related to this portfolio are taxable in Japan and the U.S. when the securities mature or are sold. Until maturity or sale, deferred tax expense or benefit associated with the foreign exchange gains or losses are recognized in other comprehensive income.

Second, we have designated a majority of the Parent Company's yen-denominated liabilities (Samurai and Uridashi notes and yen-denominated loans - see Note 8) as nonderivative hedges of the foreign currency exposure of our investment in Aflac Japan. We recognized a gain in other comprehensive income on our non-derivative hedging instruments of $96 million for the year ended December 31, 2012 and losses of $54 million and $129 million for the years ended December 31, 2011 and 2010, respectively. Our net investment hedge was effective for the years ended December 31, 2012, 2011 and 2010. There was no gain or loss reclassified from accumulated other comprehensive income into earnings related to our net investment hedge for the years ended December 31, 2012, 2011 and 2010.

Non-qualifying Strategies

For our derivative instruments in consolidated VIEs that do not qualify for hedge accounting treatment, all changes in their fair value are reported in current period earnings within derivative and other gains (losses). The amount of gain or loss recognized in earnings for our VIEs is attributable to the derivatives in those investment structures. While the change in value of the swaps is recorded through current period earnings, the change in value of the available-for-sale fixed income or perpetual securities associated with these swaps is recorded through other comprehensive income.

We have cross-currency interest rate swap agreements related to $400 million of senior notes due February 2017 and our $350 million senior notes due February 2022 (see Note 8). The notional amounts and terms of the swaps match the principal amount and terms of the senior notes. By entering into these cross-currency interest rate swaps, we economically converted our $400 million liability into a 30.9 billion yen liability and reduced the interest rate on this debt from 2.65% in dollars to 1.22% in yen. We also economically converted our $350 million liability into a 27.0 billion yen liability and reduced the interest rate on this debt from 4.00% in dollars to 2.07% in yen.

We also have cross-currency interest rate swap agreements related to our $450 million subordinated debentures due September 2052 (see Note 8). The notional amounts of the swaps matches the principal amount of the subordinated debentures, but the swaps will mature in September 2017. By entering into these cross-currency interest rate swaps, we economically converted our $450 million liability into a 35.3 billion yen liability and reduced the interest rate on this debt from 5.50% in dollars to 4.41% in yen. In the fourth quarter of 2012, we issued an additional $50 million of these subordinated debentures (see Note 8) and entered into another cross-currency interest rate swap that will mature in September 2017. By entering into this swap, we economically converted this $50 million liability into a 3.9 billion yen liability and reduced the interest rate from 5.50% in dollars to 4.42% in yen.

The following table presents the gain or loss recognized in income on non-qualifying strategies for the years ended December 31.

Non-qualifying Strategies

	Derivative Gains (Losses) Recognized in Income		
(In millions)	**2012**	2011	2010
Interest rate swaps	**$ (14)**	$ (33)	$ 7
Foreign currency swaps	**111**	(160)	3
Credit default swaps	**64**	(64)	(31)
Total	**$ 161**	$ (257)	$ (21)

For additional information on our financial instruments, see the accompanying Notes 1, 3 and 5.

5. FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

GAAP specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. These two types of inputs create three valuation hierarchy levels. Level 1 valuations reflect quoted market prices for identical assets or liabilities in active markets. Level 2 valuations reflect quoted market prices for similar assets or liabilities in an active market, quoted market prices for identical or similar assets or liabilities in non-active markets or model-derived valuations in which all significant valuation inputs are observable in active markets. Level 3 valuations reflect valuations in which one or more of the significant inputs are not observable in an active market.

The following tables present the fair value hierarchy levels of the Company's assets and liabilities that are carried and measured at fair value on a recurring basis as of December 31.

(In millions)	2012			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:				
Securities available for sale, carried at fair value:				
Fixed maturities:				
Government and agencies	$ 12,265	$ 732	$ 0	$ 12,997
Municipalities	0	1,195	0	1,195
Mortgage- and asset-backed securities	0	693	338	1,031
Public utilities	0	8,077	420	8,497
Sovereign and supranational	0	1,654	418	2,072
Banks/financial institutions	0	6,610	1,024	7,634
Other corporate	0	22,841	986	23,827
Total fixed maturities	12,265	41,802	3,186	57,253
Perpetual securities:				
Banks/financial institutions	0	3,735	215	3,950
Other corporate	0	352	0	352
Total perpetual securities	0	4,087	215	4,302
Equity securities	13	6	4	23
Other assets:				
Interest rate swaps	0	0	32	32
Foreign currency swaps	0	154	157	311
Credit default swaps	0	0	2	2
Total other assets	0	154	191	345
Cash and cash equivalents	2,041	0	0	2,041
Total assets	$ 14,319	$ 46,049	$ 3,596	$ 63,964
Liabilities:				
Interest rate swaps	$ 0	$ 0	$ 3	$ 3
Foreign currency swaps	0	0	329	329
Foreign currency forwards	0	535	0	535
Credit default swaps	0	0	67	67
Total liabilities	$ 0	$ 535	$ 399	$ 934

	2011			
(In millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:				
Securities available for sale, carried at fair value:				
Fixed maturities:				
Government and agencies	$11,092	$ 721	$ 0	$11,813
Municipalities	0	1,159	0	1,159
Mortgage- and asset-backed securities	0	944	394	1,338
Public utilities	0	6,803	422	7,225
Sovereign and supranational	0	1,874	434	2,308
Banks/financial institutions	0	6,379	1,074	7,453
Other corporate	0	15,171	1,105	16,276
Total fixed maturities	11,092	33,051	3,429	47,572
Perpetual securities:				
Banks/financial institutions	0	5,552	526	6,078
Other corporate	0	361	0	361
Total perpetual securities	0	5,913	526	6,439
Equity securities	15	6	4	25
Other assets:				
Interest rate swaps	0	0	34	34
Foreign currency swaps	0	0	341	341
Total other assets	0	0	375	375
Cash and cash equivalents	2,249	0	0	2,249
Total assets	$13,356	$38,970	$4,334	$56,660
Liabilities:				
Interest rate swaps	$ 0	$ 0	$ 4	$ 4
Foreign currency swaps	0	0	397	397
Credit default swaps	0	0	130	130
Total liabilities	$ 0	$ 0	$ 531	$ 531

The following tables present the carrying amount and fair value categorized by fair value hierarchy level for the Company's financial instruments that are not carried at fair value as of December 31.

(In millions)	2012				
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:					
Securities held to maturity, carried at amortized cost:					
Fixed maturities:					
Government and agencies	$32,043	$32,332	$ 0	$ 0	$ 32,332
Municipalities	492	0	520	0	520
Mortgage- and asset-backed securities	90	0	30	64	94
Public utilities	4,924	0	5,051	0	5,051
Sovereign and supranational	3,209	0	3,317	0	3,317
Banks/financial institutions	9,211	0	8,991	0	8,991
Other corporate	4,457	0	4,536	0	4,536
Total assets	$54,426	$32,332	$ 22,445	$ 64	$ 54,841
Liabilities:					
Notes payable (excluding capital leases)	$ 4,343	$ 0	$ 0	$ 4,992	$ 4,992
Obligation to Japanese policyholder protection corporation	23	0	0	23	23
Total liabilities	$ 4,366	$ 0	$ 0	$ 5,015	$ 5,015

(In millions)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	2011				
Assets:					
Securities held to maturity, carried at amortized cost:					
Fixed maturities:					
Government and agencies	$18,775	$19,071	$ 0	$ 0	$19,071
Municipalities	553	0	584	0	584
Mortgage- and asset-backed securities	129	0	39	95	134
Public utilities	5,615	0	5,637	0	5,637
Sovereign and supranational	4,200	0	4,165	0	4,165
Banks/financial institutions	12,389	0	11,480	0	11,480
Other corporate	5,348	0	5,312	0	5,312
Total assets	$47,009	$19,071	$27,217	$ 95	$46,383
Liabilities:					
Notes payable (excluding capital leases)	$ 3,275	$ 0	$ 0	$3,536	$ 3,536
Obligation to Japanese policyholder protection corporation	71	0	0	71	71
Total liabilities	$ 3,346	$ 0	$ 0	$3,607	$ 3,607

Fair Value of Financial Instruments

U.S. GAAP requires disclosure of the fair value of certain financial instruments including those that are not carried at fair value. The carrying amounts for cash and cash equivalents, receivables, accrued investment income, accounts payable, cash collateral and payables for security transactions approximated their fair values due to the short-term nature of these instruments. Liabilities for future policy benefits and unpaid policy claims are not financial instruments as defined by GAAP.

Fixed maturities, perpetual securities, and equity securities

We determine the fair values of our fixed maturity securities, perpetual securities, and privately issued equity securities using the following approaches or techniques: price quotes and valuations from third party pricing vendors (including quoted market prices readily available from public exchange markets), a discounted cash flow (DCF) pricing model, and non-binding price quotes we obtain from outside brokers.

Our DCF pricing model incorporates an option adjusted spread and utilizes various market inputs we obtain from both active and inactive markets. The estimated fair values developed by the DCF pricing model is most sensitive to prevailing credit spreads, the level of interest rates (yields) and interest rate volatility. Credit spreads are derived using a bond index to create a credit spread matrix which takes into account the current credit spread, ratings and remaining time to maturity, and subordination levels for securities that are included in the bond index. Our DCF pricing model is based on a widely used global bond index that comprises investments in active markets. The index provides a broad-based measure of the global fixed-income bond market. This index covers bonds issued by European and American issuers, which account for the majority of bonds that we hold. We validate the reliability of the DCF pricing model periodically by using the model to price investments for which there are quoted market prices from active and inactive markets or, in the alternative, are quoted by our custodian for the same or similar securities. For securities valued by our DCF pricing model that are below investment grade or have split ratings, a CDS spread is used in lieu of the index spread discussed above. The CDS is chosen based on an average of spreads of issues with the same issuer, rating and subordination, or comparable issues in that particular sector.

The pricing data and market quotes we obtain from outside sources, including third party pricing services, are reviewed internally for reasonableness. If a fair value appears unreasonable, we will re-examine the inputs and assess the reasonableness of the pricing data with the vendor. Additionally, we may compare the inputs to relevant market indices and other performance measurements. Based on that analysis, the valuation is confirmed or revised.

The fixed maturities classified as Level 3 consist of securities for which there are limited or no observable valuation inputs. For Level 3 securities that are investment grade, we estimate the fair value of these securities by obtaining non-binding broker quotes from a limited number of brokers. These brokers base their quotes on a combination of their knowledge of the current pricing environment and market conditions. We consider these inputs to be unobservable. For Level 3 investments that are below-investment-grade securities or private placements, we consider a variety of significant valuation inputs in the valuation process, including forward exchange rates, yen swap rates, dollar swap rates, interest rate volatilities, credit spread data on specific issuers, assumed default and default recovery rates, and certain probability assumptions. In obtaining these valuation inputs, we have determined that certain pricing assumptions and data used by our pricing sources are difficult to validate or corroborate by the market and/or appear to be internally developed rather than observed in or corroborated by the market. The use of these unobservable valuation inputs causes more subjectivity in the valuation process for these securities.

Historically, we have not adjusted the quotes or prices we obtain from the pricing services and brokers we use.

The following tables present the pricing sources for the fair values of our fixed maturities, perpetual securities, and equity securities as of December 31.

(In millions)	2012 Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:				
Securities available for sale, carried at fair value:				
Fixed maturities:				
Government and agencies:				
Third party pricing vendor	$ 12,265	$ 685	$ 0	$ 12,950
DCF pricing model	0	47	0	47
Total government and agencies	12,265	732	0	12,997
Municipalities:				
Third party pricing vendor	0	1,177	0	1,177
DCF pricing model	0	18	0	18
Total municipalities	0	1,195	0	1,195
Mortgage- and asset-backed securities:				
Third party pricing vendor	0	682	0	682
DCF pricing model	0	11	0	11
Broker/other	0	0	338	338
Total mortgage- and asset-backed securities	0	693	338	1,031
Public utilities:				
Third party pricing vendor	0	5,144	0	5,144
DCF pricing model	0	2,908	420	3,328
Broker/other	0	25	0	25
Total public utilities	0	8,077	420	8,497
Sovereign and supranational:				
Third party pricing vendor	0	540	0	540
DCF pricing model	0	619	418	1,037
Broker/other	0	495	0	495
Total sovereign and supranational	0	1,654	418	2,072
Banks/financial institutions:				
Third party pricing vendor	0	4,257	0	4,257
DCF pricing model	0	2,136	444	2,580
Broker/other	0	217	580	797
Total banks/financial institutions	0	6,610	1,024	7,634
Other corporate:				
Third party pricing vendor	0	18,093	0	18,093
DCF pricing model	0	4,747	575	5,322
Broker/other	0	1	411	412
Total other corporate	0	22,841	986	23,827
Total fixed maturities	12,265	41,802	3,186	57,253
Perpetual securities:				
Banks/financial institutions:				
Third party pricing vendor	0	283	0	283
DCF pricing model	0	3,452	215	3,667
Total banks/financial institutions	0	3,735	215	3,950

(In millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Other corporate:				
DCF pricing model	0	352	0	352
Total other corporate	0	352	0	352
Total perpetual securities	0	4,087	215	4,302
Equity securities:				
Third party pricing vendor	13	0	0	13
DCF pricing model	0	6	0	6
Broker/other	0	0	4	4
Total equity securities	13	6	4	23
Total securities available for sale	$ 12,278	$ 45,895	$ 3,405	$ 61,578

	2012			
(In millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Securities held to maturity, carried at amortized cost:				
Fixed maturities:				
Government and agencies:				
Third party pricing vendor	$ 32,332	$ 0	$ 0	$ 32,332
Total government and agencies	32,332	0	0	32,332
Municipalities:				
Third party pricing vendor	0	464	0	464
DCF pricing model	0	56	0	56
Total municipalities	0	520	0	520
Mortgage- and asset-backed securities:				
Third party pricing vendor	0	30	0	30
Broker/other	0	0	64	64
Total mortgage- and asset-backed securities	0	30	64	94
Public utilities:				
Third party pricing vendor	0	58	0	58
DCF pricing model	0	4,993	0	4,993
Total public utilities	0	5,051	0	5,051
Sovereign and supranational:				
Third party pricing vendor	0	370	0	370
DCF pricing model	0	2,947	0	2,947
Total sovereign and supranational	0	3,317	0	3,317
Banks/financial institutions:				
Third party pricing vendor	0	254	0	254
DCF pricing model	0	8,737	0	8,737
Total banks/financial institutions	0	8,991	0	8,991
Other corporate:				
Third party pricing vendor	0	122	0	122
DCF pricing model	0	4,414	0	4,414
Total other corporate	0	4,536	0	4,536
Total securities held to maturity	$ 32,332	$ 22,445	$ 64	$ 54,841

(In millions)	2011 Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Securities available for sale, carried at fair value:				
Fixed maturities:				
Government and agencies:				
Third party pricing vendor	$ 11,092	$ 721	$ 0	$ 11,813
Total government and agencies	11,092	721	0	11,813
Municipalities:				
Third party pricing vendor	0	1,142	0	1,142
DCF pricing model	0	17	0	17
Total municipalities	0	1,159	0	1,159
Mortgage- and asset-backed securities:				
Third party pricing vendor	0	932	0	932
DCF pricing model	0	12	0	12
Broker/other	0	0	394	394
Total mortgage- and asset-backed securities	0	944	394	1,338
Public utilities:				
Third party pricing vendor	0	3,908	0	3,908
DCF pricing model	0	2,895	422	3,317
Total public utilities	0	6,803	422	7,225
Sovereign and supranational:				
Third party pricing vendor	0	491	0	491
DCF pricing model	0	1,383	434	1,817
Total sovereign and supranational	0	1,874	434	2,308
Banks/financial institutions:				
Third party pricing vendor	0	3,612	0	3,612
DCF pricing model	0	2,722	552	3,274
Broker/other	0	45	522	567
Total banks/financial institutions	0	6,379	1,074	7,453
Other corporate:				
Third party pricing vendor	0	10,351	0	10,351
DCF pricing model	0	4,763	605	5,368
Broker/other	0	57	500	557
Total other corporate	0	15,171	1,105	16,276
Total fixed maturities	11,092	33,051	3,429	47,572
Perpetual securities:				
Banks/financial institutions:				
Third party pricing vendor	0	292	0	292
DCF pricing model	0	5,260	317	5,577
Broker/other	0	0	209	209
Total banks/financial institutions	0	5,552	526	6,078
Other corporate:				
DCF pricing model	0	361	0	361
Total other corporate	0	361	0	361
Total perpetual securities	0	5,913	526	6,439

(In millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Equity securities:				
Third party pricing vendor	15	0	0	15
DCF pricing model	0	6	0	6
Broker/other	0	0	4	4
Total equity securities	15	6	4	25
Total securities available for sale	$ 11,107	$ 38,970	$ 3,959	$ 54,036

	2011			
(In millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Securities held to maturity, carried at amortized cost:				
Fixed maturities:				
Government and agencies:				
Third party pricing vendor	$ 19,071	$ 0	$ 0	$ 19,071
Total government and agencies	19,071	0	0	19,071
Municipalities:				
Third party pricing vendor	0	524	0	524
DCF pricing model	0	60	0	60
Total municipalities	0	584	0	584
Mortgage- and asset-backed securities:				
Third party pricing vendor	0	39	0	39
Broker/other	0	0	95	95
Total mortgage- and asset-backed securities	0	39	95	134
Public utilities:				
Third party pricing vendor	0	65	0	65
DCF pricing model	0	5,572	0	5,572
Total public utilities	0	5,637	0	5,637
Sovereign and supranational:				
Third party pricing vendor	0	257	0	257
DCF pricing model	0	3,772	0	3,772
Broker/other	0	136	0	136
Total sovereign and supranational	0	4,165	0	4,165
Banks/financial institutions:				
Third party pricing vendor	0	285	0	285
DCF pricing model	0	11,195	0	11,195
Total banks/financial institutions	0	11,480	0	11,480
Other corporate:				
Third party pricing vendor	0	116	0	116
DCF pricing model	0	5,176	0	5,176
Broker/other	0	20	0	20
Total other corporate	0	5,312	0	5,312
Total securities held to maturity	$ 19,071	$ 27,217	$ 95	$ 46,383

The following is a discussion of the determination of fair value of our remaining financial instruments.

Derivatives

We use derivative instruments to manage the risk associated with certain assets. However, the derivative instrument may not be classified in the same fair value hierarchy level as the associated asset. Inputs used to value derivatives include, but are not limited to, interest rates, credit spreads, foreign currency forward and spot rates, and interest volatility.

The fair values of the foreign currency forwards associated with certain fixed-maturity securities and the fair values of the foreign currency swaps associated with our senior notes and subordinated debentures and the interest rate swap associated with our yen-denominated notes are based on the amounts we would expect to receive or pay to terminate the swaps. The determination of the fair value of these derivatives is based on observable market inputs, therefore they are classified as Level 2.

For derivatives associated with VIEs where we are the primary beneficiary, we are not the direct counterparty to the swap contracts. As a result, the fair value measurements incorporate the credit risk of the collateral associated with the VIE. We receive valuations from a third party pricing vendor for these derivatives. Based on an analysis of these derivatives and a review of the methodology employed by the pricing vendor, we determined that due to the long duration of these swaps and the need to extrapolate from short-term observable data to derive and measure long-term inputs, certain inputs, assumptions and judgments are required to value future cash flows that cannot be corroborated by current inputs or current observable market data. As a result, the derivatives associated with our consolidated VIEs are classified as Level 3 of the fair value hierarchy.

Notes payable

The fair values of our publicly issued notes payable classified as Level 3 were obtained from a limited number of independent brokers. These brokers base their quotes on a combination of their knowledge of the current pricing environment and market conditions. We consider these inputs to be unobservable. The fair values of our yen-denominated loans approximate their carrying values.

Obligation to Japanese policyholder protection corporation

The fair value of the obligation to the Japanese policyholder protection corporation classified as Level 3 is our estimated share of the industry's obligation calculated on a pro rata basis by projecting our percentage of the industry's premiums and reserves and applying that percentage to the total industry obligation payable in future years. We consider our inputs for this valuation to be unobservable.

Level 3 Rollforward and Transfers between Hierarchy Levels

The following tables present the changes in fair value of our available-for-sale investments and derivatives classified as Level 3.

2012											
	Fixed Maturities					Perpetual Securities	Equity Securities	Derivatives[1]			
(In millions)	Mortgage- and Asset-Backed Securities	Public Utilities	Sovereign and Supranational	Banks/ Financial Institutions	Other Corporate	Banks/ Financial Institutions		Interest Rate Swaps	Foreign Currency Swaps	Credit Default Swaps	**Total**
Balance, beginning of period	$ 394	$ 422	$ 434	$ 1,074	$ 1,105	$ 526	$ 4	$ 30	$ (56)	$ (130)	$3,803
Realized investment gains (losses) included in earnings	(3)	0	0	0	2	49	0	(1)	(61)	65	51
Unrealized gains (losses) included in other comprehensive income (loss)	(33)	(2)	(16)	70	(87)	33	0	0	(22)	0	(57)
Purchases, issuances, sales and settlements:											
Purchases	0	0	0	0	0	0	0	0	0	0	0
Issuances	0	0	0	0	0	0	0	0	0	0	0
Sales	0	0	0	(326)	(34)	(393)	0	0	0	0	(753)
Settlements	(20)	0	0	0	0	0	0	0	(33)	0	(53)
Transfers into Level 3	0	0	0	206 [2]	0	0	0	0	0	0	206
Transfers out of Level 3	0	0	0	0	0	0	0	0	0	0	0
Balance, end of period	$ 338	$ 420	$ 418	$ 1,024	$ 986	$ 215	$ 4	$ 29	$ (172)	$ (65)	$3,197
Changes in unrealized gains (losses) relating to Level 3 assets and liabilities still held at the end of the period included in realized investment gains (losses)	$ (3)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ (1)	$ (61)	$ 65	$ 0

[1] *Derivative assets and liabilities are presented net*

[2] *Due to a lack of visibility to observe significant inputs to price*

	2011											
	Fixed Maturities						**Perpetual Securities**	**Equity Securities**	**Derivatives**[1]			
(In millions)	Mortgage- and Asset-Backed Securities	Public Utilities	Collateralized Debt Obligations	Sovereign and Supranational	Banks/ Financial Institutions	Other Corporate	Banks/ Financial Institutions		Interest Rate Swaps	Foreign Currency Swaps	Credit Default Swaps	Total
Balance, beginning of period	$ 267	$ 0	$ 5	$ 0	$ 386	$ 0	$ 0	$ 4	$ 0	$ 241	$ (343)	$ 560
Realized investment gains (losses) included in earnings	(16)	0	(2)	0	1	0	0	0	(33)	(160)	(64)	(274)
Unrealized gains (losses) included in other comprehensive income (loss)	18	0	0	0	15	0	0	0	0	(33)	0	0
Purchases, issuances, sales and settlements:												
Purchases	0	0	0	0	0	0	0	0	0	(6)	0	(6)
Issuances	0	0	0	0	0	0	0	0	0	0	0	0
Sales	0	0	(3)	0	0	0	0	0	0	0	15	12
Settlements	(10)	0	0	0	0	0	0	0	4	(8)	262	248
Transfers into Level 3[2]	139	422	0	434	1,048	1,105	526	0	59	(90)	0	3,643
Transfers out of Level 3[3]	(4)	0	0	0	(376)	0	0	0	0	0	0	(380)
Balance, end of period	$ 394	$ 422	$ 0	$ 434	$ 1,074	$ 1,105	$ 526	$ 4	$ 30	$ (56)	$ (130)	$ 3,803
Changes in unrealized gains (losses) relating to Level 3 assets and liabilities still held at the end of the period included in realized investment gains (losses)	$ (16)	$ 0	$ 0	$ 0	$ 1	$ 0	$ 0	$ 0	$ (33)	$ (160)	$ (64)	$ (272)

[1] *Derivative assets and liabilities are presented net*
[2] *Due to a lack of visibility to observe significant inputs to price*
[3] *A result of changing our pricing methodology to using a third party pricing vendor for estimating fair values instead of obtaining pricing of the securities from brokers or arrangers*

Transfers into and/or out of Level 3 are attributable to a change in the observability of inputs. Transfers into and/or out of any fair value hierarchy level are assumed to occur at the balance sheet date. There were no transfers between Level 1 and 2 for the years ended December 31, 2012 and 2011.

Fair Value Sensitivity

DCF Sensitivity

Our DCF pricing model utilizes various market inputs we obtain from both active and inactive markets. The estimated fair values developed by the DCF pricing models are most sensitive to prevailing credit spreads, the level of interest rates (yields), and, for our callable securities, interest rate volatility. Management believes that under normal market conditions, a movement of 50 basis points (bps) in interest rates and credit spreads and 50 percent in interest rate volatility would be sufficiently reasonable stresses to illustrate the sensitivity of valuations to these risk factors. Therefore, we selected these magnitudes of movement and provided both upward and downward movements in these key assumptions used to estimate fair value. Since the changes in fair value are relatively linear, readers of these financial statements can make their own judgments as to the movement in interest rates and the change in fair value based upon this data. The following scenarios provide a view of the sensitivity of our securities priced by our DCF pricing model.

The fair values of our available-for-sale fixed-maturity and perpetual securities valued by our DCF pricing model totaled $16.4 billion at December 31, 2012. The estimated effect of potential changes in interest rates, credit spreads and interest rate volatility on these fair values as of such date is as follows:

Interest Rates		Credit Spreads		Interest Rate Volatility	
Factor Change	Change in fair value (in millions)	Factor change	Change in fair value (in millions)	Factor change	Change in fair value (in millions)
+50 bps	$ (825)	+50 bps	$ (820)	+50 %	$ (12)
-50 bps	864	-50 bps	843	-50 %	25

The fair values of our held-to-maturity fixed-maturity securities valued by our DCF pricing model totaled $21.1 billion at December 31, 2012. The estimated effect of potential changes in interest rates, credit spreads and interest rate volatility on these fair values as of such date is as follows:

Interest Rates		Credit Spreads		Interest Rate Volatility	
Factor Change	Change in fair value (in millions)	Factor change	Change in fair value (in millions)	Factor change	Change in fair value (in millions)
+50 bps	$(1,308)	+50 bps	$(1,223)	+50 %	$(110)
-50 bps	1,287	-50 bps	1,203	-50 %	117

Level 3 Significant Unobservable Input Sensitivity

The following tables summarize the significant unobservable inputs used in the valuation of our Level 3 available-for-sale investments and derivatives. Included in the tables are the inputs or range of possible inputs that have an effect on the overall valuation of the financial instruments.

December 31, 2012				
(In millions)	Fair Value	Valuation Technique(s)	Unobservable Input	Range (Weighted Average)
Assets:				
Securities available for sale, carried at fair value:				
Fixed maturities:				
Mortgage- and asset-backed securities	$ 338	Consensus pricing	Offered quotes	N/A [e]
Public utilities	420	Discounted cash flow	Historical volatility	7.36%
Sovereign and supranational	418	Discounted cash flow	Historical volatility	7.36%
Banks/financial institutions	444	Discounted cash flow	Historical volatility	7.36%
	580	Consensus pricing	Offered quotes	N/A [e]
Other corporate	575	Discounted cash flow	Historical volatility	7.36%
	411	Consensus pricing	Offered quotes	N/A [e]
Perpetual securities:				
Banks/financial institutions	215	Discounted cash flow	Historical volatility	7.36%
Equity securities	4	Net asset value	Offered quotes	$2-$943 ($8)
Other assets:				
Interest rate swaps	32	Discounted cash flow	Base correlation	49% - 50% [a]
			CDS spreads	91 - 152 bps
			Recovery rate	37.00%
Foreign currency swaps	51	Discounted cash flow	Interest rates (USD)	1.84% - 2.84% [b]
			Interest rates (JPY)	.84% - 2.05% [c]
			CDS spreads	12 - 117 bps
			Foreign exchange rates	20.65% [d]
	4	Discounted cash flow	Interest rates (USD)	1.84% - 2.84% [b]
			Interest rates (JPY)	.84% - 2.05% [c]
			CDS spreads	12 - 126 bps
	102	Discounted cash flow	Interest rates (USD)	1.84% - 2.84% [b]
			Interest rates (JPY)	.84% - 2.05% [c]
			Foreign exchange rates	20.65% [d]
Credit default swaps	2	Discounted cash flow	Base correlation	49% - 50% [a]
			CDS spreads	91 - 152 bps
			Recovery rate	37.00%
Total assets	$ 3,596			

(a) Weighted-average range of base correlations for our bespoke tranches for attachment and detachment points corresponding to market indices
(b) Inputs derived from U.S. long-term rates to accommodate long maturity nature of our swaps
(c) Inputs derived from Japan long-term rates to accommodate long maturity nature of our swaps
(d) Based on 10 year volatility of JPY/USD exchange rate
(e) N/A represents securities where we receive unadjusted broker quotes and for which there is no transparency into the providers' valuation techniques or unobservable inputs.

December 31, 2012					
(In millions)	Fair Value	Valuation Technique(s)	Unobservable Input	Range (Weighted Average)	
Liabilities:					
Interest rate swaps	$ 3	Discounted cash flow	Base correlation	49% - 50%	(a)
			CDS spreads	91 - 152 bps	
			Recovery rate	37.00%	
Foreign currency swaps	118	Discounted cash flow	Interest rates (USD)	1.84% - 2.84%	(b)
			Interest rates (JPY)	.84% - 2.05%	(c)
			CDS spreads	22 - 141 bps	
			Foreign exchange rates	20.65%	(d)
	60	Discounted cash flow	Interest rates (USD)	1.84% - 2.84%	(b)
			Interest rates (JPY)	.84% - 2.05%	(c)
			CDS spreads	25 - 186 bps	
	151	Discounted cash flow	Interest rates (USD)	1.84% - 2.84%	(b)
			Interest rates (JPY)	.84% - 2.05%	(c)
			Foreign exchange rates	20.65%	(d)
Credit default swaps	67	Discounted cash flow	Base correlations	49% - 50%	(a)
			CDS spreads	91 - 152 bps	
			Recovery rate	37.00%	
Total liabilities	$ 399				

(a) Weighted-average range of base correlations for our bespoke tranches for attachment and detachment points corresponding to market indices
(b) Inputs derived from U.S. long-term rates to accommodate long maturity nature of our swaps
(c) Inputs derived from Japan long-term rates to accommodate long maturity nature of our swaps
(d) Based on 10 year volatility of JPY/USD exchange rate

The following is a discussion of the significant unobservable inputs or valuation technique used in determining the fair value of securities and derivatives classified as Level 3.

Annualized Historical Foreign Exchange Volatility

We own a portfolio of callable reverse dual-currency bonds (RDCs). RDCs are securities that have principal denominated in yen while paying U.S. dollar (USD) coupons. The market standard approach is to use implied volatility to value options or instruments with optionality because historical volatility may not represent current market participants' expectations about future volatility. Our use of historical foreign exchange volatility as an input for valuing these investments could result in a significant increase or decrease in fair value measurement, given the importance of this input to the overall valuation. Historical volatility is an unobservable input in the determination of fair value of public utilities, sovereign and supranational, certain banks/financial institutions, and certain other corporate investments.

Net Asset Value

We hold certain unlisted equity securities whose fair value is derived based on the financial statements published by the investee. These securities do not trade on an active market and the valuations derived are dependent on the availability of timely financial reporting of the investee. Net asset value is an unobservable input in the determination of fair value of equity securities.

Offered Quotes

In circumstances where our valuation model price is overridden because it implies a value that is not consistent with current market conditions, we will solicit bids from a limited number of brokers. We also receive unadjusted prices from brokers for our mortgage and asset-backed securities. These quotes are non-binding but are reflective of valuation best estimates at that particular point in time. Offered quotes are an unobservable input in the determination of fair value of mortgage- and asset-backed securities, certain banks/financial institutions, certain other corporate, and equity securities investments.

Interest Rates, CDS Spreads, Foreign Exchange Rates

The significant drivers of the valuation of the interest and foreign exchange swaps are interest rates, foreign exchange rates and CDS spreads. Our swaps have long maturities that increase the sensitivity of the swaps to interest rate fluctuations. Since most of our yen-denominated cross currency swaps are in a net liability position, an increase in interest rates will decrease the liabilities and increase the value of the swap.

Foreign exchange swaps also have a lump-sum final settlement of foreign exchange principal receivables at the termination of the swap. An increase in yen interest rates will decrease the value of the final settlement foreign exchange receivables and decrease the value of the swap, and an increase in USD interest rates increase the swap value.

A similar sensitivity pattern is observed for the foreign exchange rates. When the spot U.S. dollar/Japanese yen (USD/JPY) foreign exchange rate decreases and the swap is receiving a final exchange payment in JPY, the swap value will increase due to the appreciation of the JPY. Most of our swaps are designed to receive payments in JPY at the termination and will thus be impacted by the USD/JPY foreign exchange rate in this way. In cases where there is no final foreign exchange receivable in JPY and we are paying JPY as interest payments and receiving USD, a decrease in the foreign exchange rate will lead to a decrease in the swap value.

The extinguisher feature in most of our swaps results in a cessation of cash flows and no further payments between the parties to the swap in the event of a default on the referenced or underlying collateral. To price this feature, we apply the survival probability of the referenced entity to the projected cash flows. The survival probability uses the CDS spreads and recovery rates to adjust the present value of the cash flows. For extinguisher swaps with positive values, an increase in CDS spreads decreases the likelihood of receiving the final exchange payments and reduces the value of the swap.

Due to the long duration of these swaps and the need to extrapolate from short-term observable data to derive and measure long-term inputs, certain inputs, assumptions and judgments are required to value future cash flows that cannot be corroborated by current inputs or current observable market data.

Interest rates, CDS spreads, and foreign exchange rates are unobservable inputs in the determination of fair value of foreign currency swaps.

Base Correlations, CDS Spreads, Recovery Rates

Our CDOs are tranches on baskets of single-name credit default swaps. The risks in these types of synthetic CDOs come from the single-name CDS risk and the correlations between the single names. The valuation of synthetic CDOs is dependent on the calibration of market prices for interest rates, single name CDS default probabilities and base correlation using financial modeling tools. Since there is limited or no observable data available for these tranches, these base correlations must be obtained from commonly traded market tranches such as the CDX and iTraxx indices. From the historical prices of these indices, base correlations can be obtained to develop a pricing curve of CDOs with different seniorities. Since the reference entities of the market indices do not match those in our portfolio underlying the synthetic CDO to be valued, several processing steps are taken to map the securities in our portfolio to the indices. With the base correlation determined and the appropriate spreads selected, a valuation is calculated. An increase in the CDS spreads in the underlying portfolio leads to a decrease in the value due to higher probability of defaults and losses. The impact on the valuation due to base correlation depends on a number of factors, including the riskiness between market tranches and the modeled tranche based on our portfolio and the equivalence between detachment points in these tranches. Generally speaking, an increase in base correlation will decrease the value of the senior tranches while increasing the value of junior tranches. This may result in a positive or negative value change.

The CDO tranches in our portfolio are junior tranches and, due to the low level of credit support for these tranches, exhibit equity-like behavior. As a result, an increase in recovery rates tends to cause their values to decrease.

Our interest rate swaps are linked to the underlying synthetic CDOs. The valuation of these swaps is performed using a similar approach to that of the synthetic CDOs themselves; that is, the base correlation model is used to ensure consistency between the synthetic CDOs and the swaps.

Base correlations, CDS spreads, and recovery rates are unobservable inputs in the determination of fair value of credit default swaps and interest rate swaps.

For additional information on our investments and financial instruments, see the accompanying Notes 1, 3 and 4.

6. DEFERRED POLICY ACQUISITION COSTS AND INSURANCE EXPENSES

As discussed in Note 1, effective January 1, 2012 we retrospectively adopted amended accounting guidance on accounting for costs associated with acquiring or renewing insurance contracts. As a result, prior-year amounts have been adjusted for the adoption of this new accounting guidance for deferred policy acquisition costs.

Consolidated policy acquisition costs deferred during the year were $1.7 billion in 2012, compared with $1.6 billion in 2011 and $1.3 billion in 2010. The following table presents a rollforward of deferred policy acquisition costs by segment for the years ended December 31.

	2012		2011	
(In millions)	**Japan**	**U.S.**	Japan	U.S.
Deferred policy acquisition costs:				
Balance, beginning of year	**$ 7,102**	**$ 2,687**	$ 6,390	$ 2,548
Capitalization	**1,177**	**570**	1,043	522
Amortization	**(716)**	**(400)**	(650)	(383)
Foreign currency translation and other	**(762)**	**0**	319	0
Balance, end of year	**$ 6,801**	**$ 2,857**	$ 7,102	$ 2,687

Commissions deferred as a percentage of total acquisition costs deferred were 84% in 2012, compared with 82% in 2011 and 2010.

Personnel, compensation and benefit expenses as a percentage of insurance expenses were 51% in 2012, 49% in 2011 and 46% in 2010. Advertising expense, which is included in insurance expenses in the consolidated statements of earnings, was as follows for the years ended December 31:

(In millions)	**2012**	2011	2010
Advertising expense:			
Aflac Japan	**$ 127**	$ 128	$ 112
Aflac U.S.	**127**	130	116
Total advertising expense	**$ 254**	$ 258	$ 228

Depreciation and other amortization expenses, which are included in insurance expenses in the consolidated statements of earnings, were as follows for the years ended December 31:

(In millions)	**2012**	2011	2010
Depreciation expense	**$ 60**	$ 59	$ 60
Other amortization expense	**7**	5	22
Total depreciation and other amortization expense[1]	**$ 67**	$ 64	$ 82

[1]Aflac Japan accounted for $33 in 2012, $51 in 2011 and $48 in 2010

Lease and rental expense, which are included in insurance expenses in the consolidated statements of earnings, were as follows for the years ended December 31:

(In millions)	**2012**	2011	2010
Lease and rental expense:			
Aflac Japan	**$ 71**	$ 73	$ 68
Aflac U.S.	**9**	8	8
Other	**1**	1	1
Total lease and rental expense	**$ 81**	$ 82	$ 77

7. POLICY LIABILITIES

Policy liabilities consist of future policy benefits, unpaid policy claims, unearned premiums, and other policyholders' funds, which accounted for 78%, 4%, 2%, and 16% of total policy liabilities at December 31, 2012, respectively. We regularly review the adequacy of our policy liabilities in total and by component.

The liability for future policy benefits as of December 31 consisted of the following:

(In millions)	Policy Issue Year	Liability Amounts 2012	2011	Interest Rates Year of Issue	In 20 Years
Health insurance:					
Japan:	1974 - 2012	**$ 7,142**	$ 2,441	1.5 - 2.75 %	1.5 - 2.75 %
	1998 - 2012	**13,685**	18,777	3.0	3.0
	1997 - 1999	**3,482**	3,885	3.5	3.5
	1994 - 1996	**4,261**	4,749	4.0 - 4.5	4.0 - 4.5
	1987 - 1994	**21,866**	24,607	5.25 - 5.5	5.25 - 5.5
	1978 - 1986	**5,009**	5,761	6.5 - 6.75	5.5
U.S.:	2012	**127**	0	3.75	3.8
	2005 - 2011	**2,977**	2,713	4.75 - 5.5	4.75 - 5.5
	1998 - 2004	**1,200**	1,148	7.0	7.0
	1988 - 2004	**748**	777	8.0	6.0
	1986 - 2004	**1,317**	1,328	6.0	6.0
	1985 - 1986	**23**	23	6.5	6.5
	1981 - 1986	**175**	181	7.0	5.5
	Other	**23**	24		
Life insurance:					
Japan:	2001 - 2012	**2,238**	1,501	1.65 - 1.85	1.65 - 1.85
	2011 - 2012	**733**	122	2.0	2.0
	2009 - 2011	**1,374**	823	2.25	2.25
	2005 - 2011	**1,231**	1,079	2.5	2.5
	1985 - 2006	**2,791**	0	2.7	2.25
	2007 - 2011	**1,049**	896	2.75	2.75
	1999 - 2011	**2,547**	5,795	3.0	3.0
	1996 - 2009	**872**	962	3.5	3.5
	1994 - 1996	**1,250**	1,395	4.0 - 4.5	4.0 - 4.5
U.S.:	1956 - 2012	**343**	291	4.0 - 6.0	4.0 - 6.0
Total		**76,463**	79,278		

The weighted-average interest rates reflected in the consolidated statements of earnings for future policy benefits for Japanese policies were 4.0% in 2012 and 2011 and 4.4% in 2010; and for U.S. policies, 6.0% in 2012, 2011 and 2010. The decline in Aflac Japan's interest rates from 2010 to 2011 was the result of the strengthening of future policy benefit reserves primarily for a closed block of cancer policies and a block of care policies.

Changes in the liability for unpaid policy claims were as follows for the years ended December 31:

(In millions)	**2012**	2011	2010
Unpaid supplemental health claims, beginning of year	**$ 3,749**	$ 3,524	$ 3,105
Add claims incurred during the year related to:			
Current year	**8,013**	7,703	7,262
Prior years	**(173)**	(256)	(332)
Total incurred	**7,840**	7,447	6,930
Less claims paid during the year on claims incurred during:			
Current year	**5,453**	5,401	5,003
Prior years	**2,082**	1,944	1,787
Total paid	**7,535**	7,345	6,790
Effect of foreign exchange rate changes on unpaid claims	**(283)**	123	279
Reinsurance recoverables	**10**	0	0
Unpaid supplemental health claims, end of year	**3,781**	3,749	3,524
Unpaid life claims, end of year	**253**	232	195
Total liability for unpaid policy claims	**$ 4,034**	$ 3,981	$ 3,719

The incurred claims development related to prior years reflects favorable development in the unpaid policy claims liability. This favorable development is primarily in our Japanese medical and cancer lines of business. This is consistent with the trends in hospitalization patterns over the past few years. There are no additional or return of premium considerations associated with that development.

As of December 31, 2012 and 2011, other policyholders' funds consisted primarily of discounted advance premiums on deposit from policyholders in conjunction with their purchase of certain Aflac Japan limited-pay insurance products. These advanced premiums are deferred upon collection and recognized as premium revenue over the contractual premium payment period. Advanced premiums represented 64% and 50% of the December 31, 2012 and 2011 other policyholders' funds balances, respectively.

8. NOTES PAYABLE

A summary of notes payable as of December 31 follows:

(In millions)	2012	2011
8.50% senior notes due May 2019	$ 850	$ 850
6.45% senior notes due August 2040	448 [(1)]	448 [(1)]
6.90% senior notes due December 2039	396 [(2)]	396 [(2)]
3.45% senior notes due August 2015	300	300
2.65% senior notes due February 2017	657 [(3)]	0
4.00% senior notes due February 2022	349 [(4)]	0
5.50% subordinated debentures due September 2052	500	0
Yen-denominated Uridashi notes:		
2.26% notes due September 2016 (principal amount 8 billion yen)	92	103
Yen-denominated Samurai notes:		
1.47% notes due July 2014 (principal amount 28.7 billion yen)	331	369
1.87% notes paid June 2012 (principal amount 26.6 billion yen)	0	342
1.84% notes due July 2016 (principal amount 15.8 billion yen)	182	203
Variable interest rate notes due July 2014 (1.34% in 2012 and 2011, principal amount 5.5 billion yen)	64	71
Yen-denominated loans:		
3.60% loan due July 2015 (principal amount 10 billion yen)	116	129
3.00% loan due August 2015 (principal amount 5 billion yen)	58	64
Capitalized lease obligations payable through 2022	9	10
Total notes payable	$ 4,352	$ 3,285

[(1)] $450 issuance net of a $2 underwriting discount that is being amortized over the life of the notes
[(2)] $400 issuance net of a $4 underwriting discount that is being amortized over the life of the notes
[(3)] $650 issuance plus $7 of an issuance premium that is being amortized over the life of the notes
[(4)] $350 issuance net of a $1 underwriting discount that is being amortized over the life of the notes

In September 2012, the Parent Company issued $450 million of subordinated debentures through a U.S. public debt offering. The debentures bear interest at a fixed rate of 5.50% per annum, payable quarterly, and have a 40-year maturity. In five years, on or after September 26, 2017, we may redeem the debentures, in whole or in part, at their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the debentures are not redeemed in whole, at least $25 million aggregate principal amount of the debentures must remain outstanding after giving effect to such redemption. The debentures may only be redeemed prior to September 26, 2017, in whole but not in part, upon the occurrence of certain tax events or certain rating agency events, as specified in the indenture governing the terms of the debentures. We entered into cross-currency interest rate swaps to convert the dollar-denominated principal and interest on the subordinated debentures we issued into yen-denominated obligations. By entering into these swaps, we economically converted our $450 million liability into a 35.3 billion yen liability and reduced the interest rate on this debt from 5.50% in dollars to 4.41% in yen. The swaps will expire after the initial five-year non-callable period for the debentures. In October 2012, the underwriters exercised their option, pursuant to the underwriting agreement, to purchase an additional $50 million principal amount of the debentures discussed above. We entered into a cross-currency interest rate swap to economically convert this $50 million liability into a 3.9 billion yen liability and reduce the interest rate from 5.50% in dollars to 4.42% in yen. The swap will expire after the initial five-year non-callable period for the debentures.

In February 2012, the Parent Company issued two series of senior notes totaling $750 million through a U.S. public debt offering. The first series, which totaled $400 million, bears interest at a fixed rate of 2.65% per annum, payable semi-annually, and has a five-year maturity. The second series, which totaled $350 million, bears interest at a fixed rate of 4.00% per annum, payable semi-annually, and has a 10-year maturity. These notes are redeemable at our option in whole at any time or in part from time to time at a redemption price equal to the greater of: (i) the principal amount of the notes or (ii) the present value of the remaining scheduled payments of principal and interest to be redeemed, discounted to the redemption date, plus accrued and unpaid interest. We entered into cross-currency interest rate swaps to reduce interest expense by converting the dollar-denominated principal and interest on the senior notes we issued into yen-denominated obligations. By entering into these swaps, we economically converted our $400 million liability into a 30.9 billion yen liability and reduced the interest rate on this debt from 2.65% in dollars to 1.22% in yen. We also economically converted our $350 million liability into a 27.0 billion yen liability and reduced the interest rate on this debt from 4.00% in dollars to 2.07% in yen. In July 2012, the Parent Company issued $250 million of senior notes that are an addition to the original first series of senior notes issued in February 2012. These notes have a five-year maturity and a fixed rate of 2.65% per annum, payable semi-annually.

In July 2011, the Parent Company issued three series of Samurai notes totaling 50 billion yen through a public debt offering. The first series, which totaled 28.7 billion yen, bears interest at a fixed rate of 1.47% per annum, payable semi-annually, and has a three-year maturity. The second series, which totaled 15.8 billion yen, bears interest at a fixed rate of 1.84% per annum, payable semi-annually, and has a five-year maturity. The third series, which totaled 5.5 billion yen, bears interest at a variable rate of three-month yen LIBOR plus a spread, payable quarterly, and has a three-year maturity. We have entered into an interest rate swap related to the 5.5 billion yen variable interest rate notes to swap the variable interest rate to a fixed interest rate of 1.475% (see Note 4). These Samurai notes are not available to U.S. persons.

In 2010 and 2009, we issued senior notes through U.S. public debt offerings; the details of these notes are as follows. In August 2010, we issued $450 million and $300 million of senior notes that have 30-year and five-year maturities, respectively. In December 2009, we issued $400 million of senior notes that have a 30-year maturity. In May 2009, we issued $850 million of senior notes that have a 10-year maturity. These senior notes pay interest semi-annually and are redeemable at our option in whole at any time or in part from time to time at a redemption price equal to the greater of: (i) the principal amount of the notes or (ii) the present value of the remaining scheduled payments of principal and interest to be redeemed, discounted to the redemption date, plus accrued and unpaid interest.

In September 2006, the Parent Company issued a tranche of Uridashi notes totaling 10 billion yen with a 10-year maturity. These Uridashi notes pay interest semiannually, may only be redeemed prior to maturity upon the occurrence of a tax event as specified in the respective bond agreement and are not available to U.S. persons. During 2009, we extinguished 2.0 billion yen (par value) of these Uridashi notes by buying the notes on the open market at a cost of 1.4 billion yen, yielding a gain of .6 billion yen.

In June 2007, the Parent Company issued yen-denominated Samurai notes totaling 30 billion yen. These Samurai notes had a five-year-maturity, paid interest semiannually, could only be redeemed prior to maturity upon the occurrence of a tax event as specified in the respective bond agreement and were not available to U.S. persons. During 2009, we extinguished 3.4 billion yen (par value) of these Samurai notes by buying the notes on the open market at a cost of 2.5 billion yen, yielding a gain of .9 billion yen. In June 2012, we paid $337 million to redeem the remaining 26.6 billion yen of our Samurai notes upon their maturity.

For our yen-denominated loans, the principal amount as stated in dollar terms will fluctuate from period to period due to changes in the yen/dollar exchange rate. We have designated the majority of our yen-denominated notes payable as a nonderivative hedge of the foreign currency exposure of our investment in Aflac Japan. We have also designated the interest rate swap on our variable interest rate Samurai notes as a hedge of the variability in our interest cash flows associated with these notes.

In June 2012, the Parent Company and Aflac entered into a 364-day senior unsecured revolving credit facility agreement in the amount of 50 billion yen with a syndicate of financial institutions. This credit agreement provides for borrowings in Japanese yen or the equivalent of Japanese yen in U.S. dollars on a revolving basis. Borrowings will bear interest at LIBOR plus the applicable margin of 1.025%. In addition, the Parent Company and Aflac are required to pay a facility fee of .10% on the commitments. As of December 31, 2012, no borrowings were outstanding under our 50 billion yen revolving credit agreement. Borrowings under the credit agreement may be used for general corporate purposes, including a capital contingency plan for our Japanese operations. Borrowings under the financing agreement mature at the termination date of the credit agreement. The agreement requires compliance with certain financial covenants on a quarterly basis. This credit agreement will expire on the earlier of (a) June 27, 2013, or (b) the date of termination of the commitments upon an event of default as defined in the agreement. The Parent Company and Aflac may request that commitments under the credit agreement be extended for an additional 364-day period from the commitment termination date, subject to terms and conditions which are defined in the agreement.

The aggregate contractual maturities of notes payable during each of the years after December 31, 2012, are as follows:

(In millions)	Long-term Debt	Capitalized Lease Obligations	Total Notes Payable
2013	$ 0	$ 3	$ 3
2014	395	2	397
2015	474	2	476
2016	274	1	275
2017	650	1	651
Thereafter	2,550	0	2,550
Total	$ 4,343	$ 9	$ 4,352

We were in compliance with all of the covenants of our notes payable and line of credit at December 31, 2012. No events of default or defaults occurred during 2012 and 2011.

9. INCOME TAXES

The components of income tax expense (benefit) applicable to pretax earnings for the years ended December 31 were as follows:

(In millions)	Japan	U.S.	Total
2012:			
Current	**$ 513**	**$ 303**	**$ 816**
Deferred	**950**	**(330)**	**620**
Total income tax expense	**$ 1,463**	**$ (27)**	**$ 1,436**
2011:			
Current	$ 358	$ 533	$ 891
Deferred	(301)	423	122
Total income tax expense	$ 57	$ 956	$ 1,013
2010:			
Current	$ 513	$ 349	$ 862
Deferred	538	(167)	371
Total income tax expense	$ 1,051	$ 182	$ 1,233

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

Japan has enacted an income tax rate reduction effective for fiscal years beginning after March 31, 2012. The rate was reduced to 33.3% effective April 1, 2012, and an additional reduction to 30.8% will be effective April 1, 2015. The estimated reversal of the temporary differences resulted in a decrease to deferred taxes in Japan of $744 million and a corresponding increase in U.S. deferred taxes, due to the loss of foreign tax credits, of $744 million as of December 31, 2011. Based on the actual reversal pattern of these temporary differences, we revised our estimate of the impact of the tax rate reduction, resulting in an increase to deferred taxes in Japan of $374 million and a corresponding decrease in U.S. deferred taxes of $374 million as of December 31, 2012.

Income tax expense in the accompanying statements of earnings varies from the amount computed by applying the expected U.S. tax rate of 35% to pretax earnings. The principal reasons for the differences and the related tax effects for the years ended December 31 were as follows:

(In millions)	**2012**	2011	2010
Income taxes based on U.S. statutory rates	**$ 1,506**	$ 1,032	$ 1,247
Utilization of foreign tax credit	**(53)**	(36)	(31)
Nondeductible expenses	**8**	10	10
Other, net	**(25)**	7	7
Income tax expense	**$ 1,436**	$ 1,013	$ 1,233

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

Total income tax expense for the years ended December 31 was allocated as follows:

(In millions)	**2012**	2011	2010
Statements of earnings	**$ 1,436**	$ 1,013	$ 1,233
Other comprehensive income (loss):			
Unrealized foreign currency translation gains (losses) during period	**363**	(185)	(339)
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses) on investment securities during period	**904**	1,016	447
Reclassification adjustment for realized (gains) losses on investment securities included in net earnings	**(174)**	(404)	(147)
Unrealized gains (losses) on derivatives during period	**(8)**	(12)	18
Pension liability adjustment during period	**(7)**	(23)	(11)
Total income tax expense (benefit) related to items of other comprehensive income (loss)	**1,078**	392	(32)
Additional paid-in capital (exercise of stock options)	**(12)**	(7)	(31)
Cumulative effect of change in accounting principle	**0**	0	(89)
Total income taxes	**$ 2,502**	$ 1,398	$ 1,081

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

The tax effect on other comprehensive income (loss) shown in the table above included a deferred income tax expense of $492 million in 2012, compared with a deferred income tax benefit of $152 million in 2011 and $322 million in 2010, related to the dollar-denominated investment portfolio that Aflac Japan maintains on behalf of Aflac U.S. As discussed in Note 1, there is no translation adjustment to record in pretax other comprehensive income for the portfolio when the yen/dollar exchange rate changes, however deferred tax expense or benefit associated with the foreign exchange translation gains or losses on this dollar-denominated portfolio is recognized in total income tax expense on other comprehensive income until the securities mature or are sold. Excluding the tax amounts for this dollar-denominated investment portfolio from total taxes on other comprehensive income would result in an effective income tax rate on pretax other comprehensive income (loss) of 32% in 2012, 34% in 2011, and 32% in 2010.

The income tax effects of the temporary differences that gave rise to deferred income tax assets and liabilities as of December 31 were as follows:

(In millions)	2012	2011
Deferred income tax liabilities:		
Deferred policy acquisition costs	**$ 2,731**	$ 2,799
Unrealized gains on investment securities	**1,522**	397
Policyholder protection corporation obligation	**10**	0
Difference in tax basis of investment in Aflac Japan	**288**	0
Premiums receivable	**164**	153
Policy benefit reserves	**1,995**	1,896
Total deferred income tax liabilities	**6,710**	5,245
Deferred income tax assets:		
Depreciation	**124**	134
Policyholder protection corporation obligation	**0**	5
Difference in tax basis of investment in Aflac Japan	**0**	47
Other basis differences in investment securities	**1,471**	1,363
Unfunded retirement benefits	**45**	44
Other accrued expenses	**60**	64
Policy and contract claims	**67**	106
Unrealized exchange loss on yen-denominated notes payable	**36**	124
Deferred compensation	**203**	201
Capital loss carryforwards	**716**	784
Other	**438**	405
Total deferred income tax assets	**3,160**	3,277
Net deferred income tax liability	**3,550**	1,968
Current income tax liability	**308**	340
Total income tax liability	**$ 3,858**	$ 2,308

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

Under U.S. income tax rules, only 35% of non-life operating losses can be offset against life insurance taxable income each year. For current U.S. income tax purposes, there were non-life operating loss carryforwards of $22 million, $38 million and $83 million expiring in 2030, 2031 and 2032, respectively, and no tax credit carryforwards available at December 31, 2012. The Company has capital loss carryforwards of $2,045 million available to offset capital gains, of which $3 million expires in 2013, $181 million expires in 2014, $550 million expires in 2015, and $1,311 million expires in 2016. There were no capital loss carryforwards that expired in 2012.

We file federal income tax returns in the United States and Japan as well as state or prefecture income tax returns in various jurisdictions in the two countries. U.S. federal income tax returns for years before 2010 are no longer subject to examination. In Japan, the National Tax Agency (NTA) has completed exams through tax year 2008.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows for the years ended December 31:

(In millions)	2012	2011
Balance, beginning of year	**$ 31** [(1)]	$ 24 [(1)]
Additions for tax positions of prior years	**7**	7
Settlements	**(3)**	0
Reductions for tax positions of prior years	**(14)**	0
Balance, end of year	**$ 21** [(1)]	$ 31 [(1)]

[(1)] *Amounts do not include tax deductions of $7 at December 31, 2012, $10 at December 31, 2011, and $8 at January 1, 2011.*

Included in the balance of the liability for unrecognized tax benefits at December 31, 2012, are $21 million of tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility, compared with $31 million at December 31, 2011. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate, but would accelerate the payment of cash to the taxing authority to an earlier period. The Company has accrued approximately $2 million as of December 31, 2012, for permanent uncertainties, which if reversed would not have a material effect on the annual effective rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. We recognized approximately $7 million in interest and penalties in 2012, compared with $5 million in 2011 and $3 million in 2010. The Company has accrued approximately $12 million for the payment of interest and penalties as of December 31, 2012, compared with $19 million a year ago.

As of December 31, 2012, there were no material uncertain tax positions for which the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

10. SHAREHOLDERS' EQUITY

The following table is a reconciliation of the number of shares of the Company's common stock for the years ended December 31.

(In thousands of shares)	**2012**	2011	2010
Common stock - issued:			
Balance, beginning of period	**663,639**	662,660	661,209
Exercise of stock options and issuance of restricted shares	**1,600**	979	1,451
Balance, end of period	**665,239**	663,639	662,660
Treasury stock:			
Balance, beginning of period	**197,329**	192,999	192,641
Purchases of treasury stock:			
Open market	**1,948**	6,000	2,000
Other	**360**	182	192
Dispositions of treasury stock:			
Shares issued to AFL Stock Plan	**(1,670)**	(1,690)	0
Exercise of stock options	**(387)**	(88)	(1,752)
Other	**(127)**	(74)	(82)
Balance, end of period	**197,453**	197,329	192,999
Shares outstanding, end of period	**467,786**	466,310	469,661

Outstanding share-based awards are excluded from the calculation of weighted-average shares used in the computation of basic earnings per share (EPS). The following table presents the approximate number of share-based awards to purchase shares, on a weighted-average basis, that were considered to be anti-dilutive and were excluded from the calculation of diluted earnings per share at December 31:

(In thousands)	**2012**	2011	2010
Anti-dilutive share-based awards	**5,880**	6,145	3,252

The weighted-average shares used in calculating earnings per share for the years ended December 31 were as follows:

(In thousands of shares)	**2012**	2011	2010
Weighted-average outstanding shares used for calculating basic EPS	**466,868**	466,519	469,038
Dilutive effect of share-based awards	**2,419**	2,851	4,047
Weighted-average outstanding shares used for calculating diluted EPS	**469,287**	469,370	473,085

Share Repurchase Program: During 2012, we purchased 1.9 million shares of our common stock in the open market, compared with 6.0 million shares in 2011 and 2.0 million shares in 2010.

As of December 31, 2012, a remaining balance of 22.4 million shares of our common stock was available for purchase under a share repurchase authorization by our board of directors in 2008.

Voting Rights: In accordance with the Parent Company's articles of incorporation, shares of common stock are generally entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of 48 months, at which time they become entitled to 10 votes per share.

11. SHARE-BASED COMPENSATION

As of December 31, 2012, the Company has outstanding share-based awards under two long-term incentive compensation plans.

The first plan, which expired in February 2007, is a stock option plan which allowed grants for incentive stock options (ISOs) to employees and non-qualifying stock options (NQSOs) to employees and non-employee directors. The options have a term of 10 years and generally vest after three years. The exercise price of options granted under this plan is equal to the fair market value of a share of the Company's common stock at the date of grant. Options granted before the plan's expiration date remain outstanding in accordance with their terms.

The second long-term incentive compensation plan allows awards to Company employees for ISOs, NQSOs, restricted stock, restricted stock units, and stock appreciation rights. Non-employee directors are eligible for grants of NQSOs, restricted stock, and stock appreciation rights. Generally, the awards vest based upon time-based conditions or time- and performance-based conditions. Performance-based vesting conditions generally include the attainment of goals related to Company financial performance. Effective March 14, 2012, the board of directors approved to amend and restate the long-term incentive plan. The shareholders approved the amended and restated plan at the annual shareholder meeting in May 2012. The amended and restated plan provides, among other things, an extension of its expiration date from 2014 to 2017, makes clear that option strike prices can be set at the closing price on the date of grant (rather than only at the average high-low sales price), updates the performance factors available for use under awards that are intended to qualify for favorable tax deduction treatment, and adjusts the size of awards that may be granted to incumbent directors. There were no additional shares of common stock authorized for issuance under the amended and restated plan. As of December 31, 2012, approximately 13.7 million shares were available for future grants under this plan, and the only performance-based awards issued and outstanding were restricted stock awards.

Share-based awards granted to U.S.-based grantees are settled with authorized but unissued Company stock, while those issued to Japan-based grantees are settled with treasury shares.

The following table presents the impact of the expense recognized in connection with share-based awards for the periods ended December 31.

(In millions, except for per-share amounts)	**2012**	2011	2010
Impact on earnings from continuing operations	**$ 37**	$ 39	$ 39
Impact on earnings before income taxes	**37**	39	39
Impact on net earnings	**26**	27	27
Impact on net earnings per share:			
Basic	**$.06**	$.06	$.06
Diluted	**.06**	.06	.06

We estimate the fair value of each stock option granted using the Black-Scholes-Merton multiple option approach. Expected volatility is based on historical periods generally commensurate with the estimated terms of the options. We use historical data to estimate option exercise and termination patterns within the model. Separate groups of employees that have similar historical exercise patterns are stratified and considered separately for valuation purposes. The expected term of options granted is derived from the output of our option model and represents the weighted-average period of time that options granted are expected to be outstanding. We base the risk-free interest rate on the Treasury note rate with a term comparable to that of the estimated term of the options. The weighted-average fair value of options at their grant date was $16.84 per share for 2012, compared with $17.02 for 2011 and $17.81 in 2010. The following table presents the assumptions used in valuing options granted during the years ended December 31.

	2012	2011	2010
Expected term (years)	**6.5**	6.9	6.9
Expected volatility	**38.0 %**	30.0 %	36.0 %
Annual forfeiture rate	**1.6**	1.6	1.8
Risk-free interest rate	**2.1**	3.4	3.1
Dividend yield	**1.3**	1.3	1.3

The following table summarizes stock option activity.

(In thousands of shares)	Stock Option Shares	Weighted-Average Exercise Price Per Share
Outstanding at December 31, 2009	16,417	$ 37.89
Granted in 2010	1,342	48.41
Canceled in 2010	(187)	36.77
Exercised in 2010	(3,066)	27.55
Outstanding at December 31, 2010	14,506	41.06
Granted in 2011	1,216	52.32
Canceled in 2011	(151)	41.43
Exercised in 2011	(1,008)	30.00
Outstanding at December 31, 2011	**14,563**	**42.76**
Granted in 2012	**784**	**47.25**
Canceled in 2012	**(134)**	**48.59**
Exercised in 2012	**(2,476)**	**32.27**
Outstanding at December 31, 2012	**12,737**	**$ 45.00**

(In thousands of shares)	**2012**	2011	2010
Shares exercisable, end of year	**10,635**	11,246	10,720

The following table summarizes information about stock options outstanding and exercisable at December 31, 2012.

(In thousands of shares)	Options Outstanding			Options Exercisable	
Range of Exercise Prices Per Share	**Stock Option Shares Outstanding**	**Wgtd.-Avg. Remaining Contractual Life (Yrs.)**	**Wgtd.-Avg. Exercise Price Per Share**	**Stock Option Shares Exercisable**	**Wgtd.-Avg. Exercise Price Per Share**
$14.99 - $39.61	2,593	4.1	$31.29	2,529	$31.15
39.73 - 43.07	2,599	3.1	41.11	2,442	41.11
43.28 - 47.25	3,169	4.7	45.74	2,424	45.45
47.33 - 57.90	3,169	6.6	52.16	2,033	51.60
61.81 - 67.67	1,207	5.1	62.08	1,207	62.08
$14.99 - $67.67	12,737	4.8	$45.00	10,635	$44.11

The aggregate intrinsic value represents the difference between the exercise price of the stock options and the quoted closing common stock price of $53.12 as of December 31, 2012, for those awards that have an exercise price currently below the closing price. As of December 31, 2012, the aggregate intrinsic value of stock options outstanding was $119 million, with a weighted-average remaining term of 4.8 years. The aggregate intrinsic value of stock options exercisable at that same date was $109 million, with a weighted-average remaining term of 4.1 years.

The following table summarizes stock option activity during the years ended December 31.

(In millions)	**2012**	2011	2010
Total intrinsic value of options exercised	**$ 41**	$ 23	$ 68
Cash received from options exercised	**35**	18	73
Tax benefit realized as a result of options exercised and restricted stock releases	**24**	14	30

The value of restricted stock awards is based on the fair market value of our common stock at the date of grant. The following table summarizes restricted stock activity during the years ended December 31.

(In thousands of shares)	**Shares**	**Weighted-Average Grant-Date Fair Value Per Share**
Restricted stock at December 31, 2009	1,219	$ 39.81
Granted in 2010	468	47.53
Canceled in 2010	(41)	41.31
Vested in 2010	(372)	47.80
Restricted stock at December 31, 2010	1,274	40.26
Granted in 2011	405	56.22
Canceled in 2011	(35)	42.44
Vested in 2011	(294)	59.02
Restricted stock at December 31, 2011	**1,350**	**40.92**
Granted in 2012	**637**	**48.18**
Canceled in 2012	**(56)**	**48.22**
Vested in 2012	**(568)**	**26.13**
Restricted stock at December 31, 2012	**1,363**	**$ 50.19**

As of December 31, 2012, total compensation cost not yet recognized in our financial statements related to restricted stock awards was $32 million, of which $15 million (702 thousand shares) was related to restricted stock awards with a performance-based vesting condition. We expect to recognize these amounts over a weighted-average period of approximately 1.3 years. There are no other contractual terms covering restricted stock awards once vested.

12. STATUTORY ACCOUNTING AND DIVIDEND RESTRICTIONS

Our insurance subsidiary is required to report its results of operations and financial position to state insurance regulatory authorities on the basis of statutory accounting practices prescribed or permitted by such authorities. Statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Aflac's statutory financial statements are prepared on the basis of accounting practices prescribed or permitted by the Nebraska Department of Insurance (NEDOI). The NEDOI recognizes statutory accounting principles and practices prescribed or permitted by the state of Nebraska for determining and reporting the financial condition and results of operations of an insurance company, and for determining a company's solvency under Nebraska insurance law. The National Association of Insurance Commissioners' (NAIC) *Accounting Practices and Procedures Manual* (SAP) has been adopted by the state of Nebraska as a component of those prescribed or permitted practices. Additionally, the Director of the NEDOI has the right to permit other specific practices which deviate from prescribed practices. Aflac has been given explicit permission by the Director of the NEDOI for two such permitted practices. These permitted practices, which do not impact the calculation of net income on a statutory basis or prevent the triggering of a regulatory event in the Company's risk-based capital calculation, are as follows:

- Aflac has reported as admitted assets the refundable lease deposits on the leases of commercial office space which house Aflac Japan's sales operations. These lease deposits are unique and part of the ordinary course of doing business in the country of Japan; these assets would be non-admitted under SAP.

- Aflac utilized book value accounting for certain guaranteed separate account funding agreements instead of fair value accounting as required by SAP. The underlying separate account assets had an unrealized gain of $46 million as of December 31, 2012, compared with an unrealized gain of $45 million as of December 31, 2011.

A reconciliation of Aflac's capital and surplus between SAP and practices permitted by the state of Nebraska is shown below:

(In millions)	**2012**	2011
Capital and surplus, Nebraska state basis	**$ 8,892**	$ 6,371
State Permitted Practice:		
Refundable lease deposits – Japan	**(49)**	(53)
Separate Account Funding Agreements	**46**	45
Capital and surplus, NAIC basis	**$ 8,889**	$ 6,363

As determined on a U.S. statutory accounting basis, Aflac's net income was $2.3 billion in 2012, $444 million in 2011 and $1.5 billion in 2010. Capital and surplus was $8.9 billion at December 31, 2012 and $6.4 billion at December 31, 2011.

Aflac Japan must report its results of operations and financial position to the Japanese Financial Services Agency (FSA) on a Japanese regulatory accounting basis as prescribed by the FSA. Capital and surplus of the Japan branch, based on Japanese regulatory accounting practices, was $3.9 billion at December 31, 2012, and $2.7 billion at December 31, 2011. Japanese regulatory accounting practices differ in many respects from U.S. GAAP. Under Japanese regulatory accounting practices, policy acquisition costs are expensed immediately; deferred income tax liabilities are recognized on a different basis; policy benefit and claim reserving methods and assumptions are different; the carrying value of securities transferred to held to maturity is different; policyholder protection corporation obligations are not accrued; and premium income is recognized on a cash basis.

The Parent Company depends on its subsidiaries for cash flow, primarily in the form of dividends and management fees. Consolidated retained earnings in the accompanying financial statements largely represent the undistributed earnings of our insurance subsidiary. Amounts available for dividends, management fees and other payments to the Parent Company by its insurance subsidiary may fluctuate due to different accounting methods required by regulatory authorities. These payments are also subject to various regulatory restrictions and approvals related to safeguarding the interests of insurance policyholders. Our insurance subsidiary must maintain adequate risk-based capital for U.S. regulatory authorities and our Japan branch must maintain adequate solvency margins for Japanese regulatory authorities. Additionally, the maximum amount of dividends that can be paid to the Parent Company by Aflac without prior approval of Nebraska's director of insurance is the greater of the net income from operations, which excludes net realized investment gains, for the previous year determined under statutory accounting principles, or 10% of statutory capital and surplus as of the previous year-end. Dividends declared by Aflac during 2013 in excess of $2.3 billion would require such approval. Aflac did not declare any dividends during 2012.

A portion of Aflac Japan earnings, as determined on a Japanese regulatory accounting basis, can be repatriated each year to Aflac U.S. after complying with solvency margin provisions and satisfying various conditions imposed by Japanese regulatory authorities for protecting policyholders. Profit repatriations to the United States can fluctuate due to changes in the amounts of Japanese regulatory earnings. Among other items, factors affecting regulatory earnings include Japanese regulatory accounting practices and fluctuations in currency translation of Aflac Japan's dollar-denominated investments and related investment income into yen. Profits repatriated by Aflac Japan to Aflac U.S. were as follows for the years ended December 31:

	In Dollars			In Yen		
(In millions of dollars and billions of yen)	**2012**	2011	2010	**2012**	2011	2010
Profit repatriation	**$ 422**	$ 143	$ 317	**33.1**	11.0	28.7

13. BENEFIT PLANS

Pension and Other Postretirement Plans

We have funded defined benefit plans in Japan and the United States, which cover substantially all of our full-time employees. Additionally, we maintain non-qualified, unfunded supplemental retirement plans that provide defined pension benefits in excess of limits imposed by federal tax law for certain Japanese, U.S. and former employees.

We provide certain health care benefits for eligible U.S. retired employees, their beneficiaries and covered dependents ("other postretirement benefits"). The health care plan is contributory and unfunded. Substantially all of our U.S. employees may become eligible to receive other postretirement benefits if they retire at age 55 or older with at least 15 years of service or if they retire when their age plus service, in years, equals or exceeds 80. At retirement, an employee is given an opportunity to elect continuation of coverage under our medical plan until age 65. For certain employees and former employees, additional coverage is provided for all medical expenses for life.

Information with respect to our benefit plans' assets and obligations as of December 31 was as follows:

	Pension Benefits				Other Postretirement Benefits	
	Japan		U.S.			
(In millions)	**2012**	2011	**2012**	2011	**2012**	**2011**
Projected benefit obligation:						
Benefit obligation, beginning of year	**$ 329**	$ 297	**$ 525**	$ 454	**$ 83**	$ 67
Service cost	**18**	17	**18**	14	**6**	4
Interest cost	**7**	12	**24**	28	**4**	3
Plan amendments	**0**	0	**0**	0	**2**	0
Actuarial (gain) loss	**3**	0	**60**	42	**5**	10
Benefits and expenses paid	**(8)**	(10)	**(14)**	(13)	**(2)**	(1)
Effect of foreign exchange rate changes	**(36)**	13	**0**	0	**0**	0
Benefit obligation, end of year	**313**	329	**613**	525	**98**	83
Plan assets:						
Fair value of plan assets, beginning of year	**171**	147	**224**	209	**0**	0
Actual return on plan assets	**17**	(2)	**31**	0	**0**	0
Employer contributions	**27**	29	**20**	28	**2**	1
Benefits and expenses paid	**(8)**	(10)	**(14)**	(13)	**(2)**	(1)
Effect of foreign exchange rate changes	**(20)**	7	**0**	0	**0**	0
Fair value of plan assets, end of year	**187**	171	**261**	224	**0**	0
Funded status of the plans[1]	**$(126)**	$(158)	**$(352)**	$(301)	**$(98)**	$(83)
Amounts recognized in accumulated other comprehensive income:						
Net actuarial (gain) loss	**$ 57**	$ 77	**$ 185**	$ 151	**$ 34**	$ 30
Prior service (credit) cost	**(3)**	(4)	**0**	1	**2**	0
Transition obligation	**1**	1	**0**	0	**0**	0
Total included in accumulated other comprehensive income	**$ 55**	$ 74	**$ 185**	$ 152	**$ 36**	$ 30
Accumulated benefit obligation	**$ 276**	$ 295	**$ 516**	$ 448	**N/A** [2]	N/A [2]

[1] *Recognized in other liabilities in the consolidated balance sheets*
[2] *Not applicable*

	Pension Benefits						Other		
	Japan			U.S.			Postretirement Benefits		
	2012	2011	2010	**2012**	2011	2010	**2012**	2011	2010
Weighted-average actuarial assumptions:									
Discount rate - net periodic benefit cost	**2.25%**	2.25%	2.50%	**4.75%**	5.50%	5.75%	**4.75%**	5.50%	5.75%
Discount rate - benefit obligations	**2.25**	2.25	2.25	**4.25**	4.75	5.50	**4.25**	4.75	5.50
Expected long-term return on plan assets	**2.50**	2.50	2.50	**7.50**	7.50	7.50	**N/A** [1]	N/A [1]	N/A [1]
Rate of compensation increase	**N/A** [1]	N/A [1]	N/A [1]	**4.00**	4.00	4.00	**N/A** [1]	N/A [1]	N/A [1]
Health care cost trend rates	**N/A** [1]	N/A [1]	N/A [1]	**N/A** [1]	N/A [1]	N/A [1]	**5.70** [2]	7.30 [2]	7.50 [2]

[1] *Not applicable*

[2] *For the years 2012, 2011 and 2010, the health care cost trend rates are expected to trend down to 4.7% in 79 years, 4.2% in 75 years, and 3.9% in 75 years, respectively.*

We determine our discount rate assumption for our pension retirement obligations based on indices for AA corporate bonds with an average duration of approximately 20 years for the Japan pension plans and 17 years for the U.S. pension plans, and determination of the U.S. pension plans discount rate utilizes the 85-year extrapolated yield curve. In Japan, participant salary and future salary increases are not factors in determining pension benefit cost or the related pension benefit obligation.

We base our assumption for the long-term rate of return on assets on historical trends (10-year or longer historical rates of return for the Japanese plan assets and 15-year historical rates of return for the U.S. plan assets), expected future market movement, as well as the portfolio mix of securities in the asset portfolio including, but not limited to, style, class and equity and fixed income allocations. In addition, our consulting actuaries evaluate our assumptions for long-term rates of return under Actuarial Standards of Practice (ASOP). Under the ASOP, the actual portfolio type, mix and class is modeled to determine a range of long-term rates of return. We in turn use those results to further validate our own assumptions.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point increase and decrease in assumed health care cost trend rates would have the following effects as of December 31, 2012:

(In millions)	
One percentage point increase	
Increase in total service and interest costs	$ 2
Increase in postretirement benefit obligation	14
One percentage point decrease	
Decrease in total service and interest costs	$ 2
Decrease in postretirement benefit obligation	12

Components of Net Periodic Benefit Cost

Pension and other postretirement benefit expenses, included in acquisition and operating expenses in the consolidated statements of earnings for the years ended December 31, included the following components:

	Pension Benefits						Other Postretirement Benefits		
	Japan			U.S.					
(In millions)	**2012**	2011	2010	**2012**	2011	2010	**2012**	2011	2010
Service cost	**$18**	$17	$14	**$18**	$14	$13	**$ 6**	$ 4	$ 3
Interest cost	**7**	12	12	**24**	28	26	**4**	3	3
Expected return on plan assets	**(4)**	(4)	(4)	**(16)**	(14)	(12)	**0**	0	0
Amortization of net actuarial loss	**3**	3	3	**11**	6	5	**1**	1	1
Net periodic (benefit) cost	**$24**	$28	$25	**$37**	$34	$32	**$11**	$ 8	$ 7

Changes in Accumulated Other Comprehensive Income

The following table summarizes the amounts recognized in other comprehensive loss (income) for the years ended December 31:

	Pension Benefits						Other Postretirement Benefits		
	Japan			U.S.					
(In millions)	**2012**	2011	2010	**2012**	2011	2010	**2012**	2011	2010
Net actuarial loss (gain)	**$(10)**	$ 5	$11	**$45**	$57	$13	**$ 5**	$10	$ 8
Amortization of net actuarial loss	**(3)**	(3)	(3)	**(11)**	(6)	(5)	**(1)**	(1)	(1)
Prior service cost (credit)	**0**	0	0	**(1)**	0	0	**2**	0	0
Total	**$(13)**	$ 2	$ 8	**$33**	$51	$ 8	**$ 6**	$ 9	$ 7

The increase in net actuarial loss in 2012 and 2011, compared with 2010, for the U.S. pension plans was primarily due to the decrease in the discount rate as disclosed in the actuarial assumptions table above. Prior service costs of $2 million were incurred in 2012 for a plan amendment to the other postretirement benefits plan related to prior service granted to Aflac Group employees. No transition obligations arose during 2012, and the amounts of prior service costs and credits and transition obligations amortized to expense were immaterial for the years ended December 31, 2012, 2011 and 2010. Amortization of actuarial losses to expense in 2013 is estimated to be $2 million for the Japanese plans, $15 million for the U.S. plans and $1 million for the other postretirement benefits plan, while the amortization of prior service costs and credits and transition obligations are expected to be negligible.

Benefit Payments

The following table provides expected benefit payments, which reflect expected future service, as appropriate.

	Pension Benefits		Other Postretirement Benefits
(In millions)	Japan	U.S.	
2013	$10	$ 19	$ 2
2014	8	20	2
2015	9	21	3
2016	10	28	3
2017	10	29	4
2018-2022	68	171	25

Funding

We plan to make contributions of $22 million to the Japanese funded defined benefit plan and $20 million to the U.S. funded defined benefit plan in 2013. The funding policy for our non-qualified supplemental defined benefit pension plans and other postretirement benefits plan is to contribute the amount of the benefit payments made during the year.

Plan Assets

The investment objective of our Japanese and U.S. funded defined benefit plans is to preserve the purchasing power of the plan's assets and earn a reasonable inflation-adjusted rate of return over the long term. Furthermore, we seek to accomplish these objectives in a manner that allows for the adequate funding of plan benefits and expenses. In order to achieve these objectives, our goal is to maintain a conservative, well-diversified and balanced portfolio of high-quality equity, fixed-income and money market securities. As a part of our strategy, we have established strict policies covering quality, type and concentration of investment securities. For our Japanese plan, these policies include limitations on investments in derivatives including futures, options and swaps, and low-liquidity investments such as real estate, venture capital investments, and privately issued securities. For our U.S. plan, these policies prohibit investments in precious metals, limited partnerships, venture capital, and direct investments in real estate. We are also prohibited from trading on margin.

The plan fiduciaries for our funded defined benefit plans have developed guidelines for asset allocations reflecting a percentage of total assets by asset class, which are reviewed on an annual basis. Asset allocation targets as of December 31, 2012 were as follows:

	Japan Pension	U.S. Pension
Domestic equities	7%	43%
International equities	19	22
Fixed income securities	59	35
Other	15	0
Total	100%	100%

The following table presents the fair value of Aflac Japan's pension plan assets that are measured at fair value on a recurring basis as of December 31. All of these assets are classified as Level 2 in the fair value hierarchy.

(In millions)	**2012**	2011
Japan pension plan assets:		
Equities:		
Japanese equity securities	**$ 15**	$ 11
International equity securities	**42**	34
Fixed income securities:		
Japanese bonds	**62**	60
International bonds	**44**	42
Insurance contracts	**24**	24
Total	**$ 187**	$ 171

The following table presents the fair value of Aflac U.S.'s pension plan assets that are measured at fair value on a recurring basis as of December 31. All of these assets are classified as Level 1 in the fair value hierarchy.

(In millions)	**2012**	2011
U.S. pension plan assets:		
Mutual funds:		
Large cap equity funds	**$ 87**	$ 77
Mid cap equity funds	**16**	13
Real estate equity funds	**8**	7
International equity funds	**59**	45
Fixed income bond funds	**88**	79
Aflac Incorporated common stock	**3**	3
Total	**$ 261**	$ 224

The fair values of our pension plan investments categorized as Level 1, consisting of mutual funds and common stock, are based on quoted market prices for identical securities traded in active markets that are readily and regularly available to us. The fair values of our pension plan investments classified as Level 2 are based on quoted prices for similar assets in markets that are not active, other inputs that are observable, such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks, and default rates, or other market-corroborated inputs.

401(k) Plan

The Company sponsors a 401(k) plan in which we match a portion of employees' contributions. The plan provides for salary reduction contributions by employees and, in 2012, 2011, and 2010, provided matching contributions by the Company of 50% of each employee's contributions which were not in excess of 6% of the employee's annual cash compensation. The matching contributions by the Company, included in acquisition and operating expenses in the consolidated statements of earnings, were $5 million in 2012, and $4 million in 2011 and 2010. The plan trustee held approximately two million shares of our common stock for plan participants at December 31, 2012.

Stock Bonus Plan

Aflac U.S. maintains a stock bonus plan for eligible U.S. sales associates. Plan participants receive shares of Aflac Incorporated common stock based on their new annualized premium sales and their first-year persistency of substantially all new insurance policies. The cost of this plan, which was capitalized as deferred policy acquisition costs, amounted to $38 million in 2012, $35 million in 2011 and $34 million in 2010.

14. COMMITMENTS AND CONTINGENT LIABILITIES

We have three outsourcing agreements with a technology and consulting corporation. The first agreement provides mainframe computer operations and support for Aflac Japan. It has a remaining term of three years and an aggregate remaining cost of 11.9 billion yen ($138 million using the December 31, 2012, exchange rate). The second agreement provides distributed mid-range server computer operations and support for Aflac Japan. It has a remaining term of three years and an aggregate remaining cost of 10.5 billion yen ($121 million using the December 31, 2012, exchange rate). The third agreement provides application maintenance and development services for Aflac Japan. It has a remaining term of five years and an aggregate remaining cost of 8.4 billion yen ($97 million using the December 31, 2012, exchange rate).

We have an outsourcing agreement with a management consulting and technology services company to provide application maintenance and development services for our Japanese operation. The agreement has a remaining term of five years with an aggregate remaining cost of 6.5 billion yen ($75 million using the December 31, 2012, exchange rate).

We lease office space and equipment under agreements that expire in various years through 2022. Future minimum lease payments due under non-cancelable operating leases at December 31, 2012, were as follows:

(In millions)	
2013	$ 61
2014	24
2015	15
2016	15
2017	12
Thereafter	4
Total future minimum lease payments	$131

We are a defendant in various lawsuits considered to be in the normal course of business. Members of our senior legal and financial management teams review litigation on a quarterly and annual basis. The final results of any litigation cannot be predicted with certainty. Although some of this litigation is pending in states where large punitive damages, bearing little relation to the actual damages sustained by plaintiffs, have been awarded in recent years, we believe the outcome of pending litigation will not have a material adverse effect on our financial position, results of operations, or cash flows.

15. SUBSEQUENT EVENTS

In January 2013, we sold our below-investment grade investment in UniCredit Bank AG (HVB Funding Trust I, III, & VI) which had an amortized cost of $257 million at December 31, 2012. We did not realize a gain or loss from the sale due to previous impairment of the investment.

16. UNAUDITED CONSOLIDATED QUARTERLY FINANCIAL DATA

In management's opinion, the following quarterly financial information fairly presents the results of operations for such periods and is prepared on a basis consistent with our annual audited financial statements.

(In millions, except for per-share amounts)	**March 31, 2012**	**June 30, 2012**	**September 30, 2012**	**December 31, 2012**
Premium income	**$5,378**	**$5,467**	**$5,660**	**$5,643**
Net investment income	**882**	**845**	**869**	**876**
Realized investment gains (losses)	**(45)**	**(418)**	**286**	**(171)**
Other income	**25**	**8**	**32**	**27**
Total revenues	**6,240**	**5,902**	**6,847**	**6,375**
Total benefits and expenses	**5,038**	**5,161**	**5,367**	**5,495**
Earnings before income taxes	**1,202**	**741**	**1,480**	**880**
Total income tax	**417**	**258**	**463**	**299**
Net earnings	**$ 785**	**$ 483**	**$1,017**	**$ 581**
Net earnings per basic share	**$ 1.68**	**$ 1.04**	**$ 2.17**	**$ 1.24**
Net earnings per diluted share	**1.68**	**1.03**	**2.16**	**1.24**

Quarterly amounts may not agree in total to the corresponding annual amounts due to rounding.

(In millions, except for per-share amounts)	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Premium income	$4,872	$4,956	$5,210	$5,324
Net investment income	794	784	843	858
Realized investment gains (losses)	(579)	(668)	(83)	(223)
Other income	30	16	17	20
Total revenues	5,117	5,088	5,987	5,979
Total benefits and expenses	4,526	4,644	4,895	5,157
Earnings before income taxes	591	444	1,092	822
Total income tax	202	170	356	284
Net earnings	$ 389	$ 274	$ 736	$ 538
Net earnings per basic share	$ .83	$ .59	$ 1.58	$ 1.16
Net earnings per diluted share	.83	.58	1.57	1.15

Quarterly amounts may not agree in total to the corresponding annual amounts due to rounding.
Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in, or disagreements with, accountants on accounting and financial disclosure matters during the years ended December 31, 2012 and 2011.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this annual report (the "Evaluation Date"). Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective.

Internal Control Over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting is incorporated herein by reference from Part II, Item 8 of this report.

(b) Attestation Report of the Registered Public Accounting Firm

The Attestation Report of the Registered Public Accounting Firm on the Company's internal control over financial reporting is incorporated herein by reference from Part II, Item 8 of this report.

(c) Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the last fiscal quarter of 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

Pursuant to General Instruction G to Form 10-K, Items 10 through 14 are incorporated by reference from the Company's definitive Notice and Proxy Statement relating to the Company's 2013 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission on or about March 21, 2013, pursuant to Regulation 14A under the Exchange Act. The Audit Committee Report and Compensation Committee Report to be included in such proxy statement shall be deemed to be furnished in this report and shall not be incorporated by reference into any filing under the Securities Act of 1933 as a result of such furnishing in Items 11 and 12, respectively.

		Refer to the Information Contained in the Proxy Statement under Captions (filed electronically)
ITEM 10.	**DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE** **Executive Officers - see Part I, Item 1 herein**	1. Election of Directors; Section 16(a) Beneficial Ownership Reporting Compliance; The Audit Committee; Audit Committee Report; Director Nominating Process; and Code of Business Conduct and Ethics
ITEM 11.	**EXECUTIVE COMPENSATION**	Director Compensation; The Compensation Committee; Compensation Committee Report; Compensation Discussion and Analysis; 2012 Summary Compensation Table; 2012 Grants of Plan-Based Awards; 2012 Outstanding Equity Awards at Fiscal Year-End; 2012 Option Exercises and Stock Vested; Pension Benefits; Nonqualified Deferred Compensation; Potential Payments Upon Termination or Change-In-Control; and Compensation Committee Interlocks and Insider Participation
ITEM 12.	**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**	Principal Shareholders; 1. Election of Directors; Security Ownership of Management; and Equity Compensation Plan Information
ITEM 13.	**CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**	Related Person Transactions; and Director Independence
ITEM 14.	**PRINCIPAL ACCOUNTING FEES AND SERVICES**	3. Ratification of Appointment of Independent Registered Public Accounting Firm; and The Audit Committee

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

3. EXHIBIT INDEX

An “Exhibit Index” has been filed as part of this Report beginning on the following page and is incorporated herein by this reference.

Schedules other than those listed above are omitted because they are not required, are not material, are not applicable, or the required information is shown in the financial statements or notes thereto.

In reviewing the agreements included as exhibits to this annual report, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
- have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and
- were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

(b) EXHIBIT INDEX[1]

3.0	-	Articles of Incorporation, as amended – incorporated by reference from Form 10-Q for June 30, 2008, Exhibit 3.0 (File No. 001-07434).
3.1	-	Bylaws of the Corporation, as amended – incorporated by reference from Form 10-Q for March 31, 2010, Exhibit 3.1 (File No. 001-07434).
4.0	-	There are no instruments with respect to long-term debt not being registered in which the total amount of securities authorized exceeds 10% of the total assets of Aflac Incorporated and its subsidiaries on a consolidated basis. We agree to furnish a copy of any long-term debt instrument to the Securities and Exchange Commission upon request.
4.1	-	Indenture, dated as of May 21, 2009, between Aflac Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee – incorporated by reference from Form 8-K dated May 21, 2009, Exhibit 4.1 (File No. 001-07434).
4.2	-	First Supplemental Indenture, dated as of May 21, 2009, between Aflac Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (including the form of 8.500% Senior Note due 2019) – incorporated by reference from Form 8-K dated May 21, 2009, Exhibit 4.2 (File No. 001-07434).
4.3	-	Second Supplemental Indenture, dated as of December 17, 2009, between Aflac Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (including the form of 6.900% Senior Note due 2039) – incorporated by reference from Form 8-K dated December 14, 2009, Exhibit 4.1 (File No. 001-07434).
4.4	-	Third Supplemental Indenture, dated as of August 9, 2010, between Aflac Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (including the form of 6.45% Senior Note due 2040) - incorporated by reference from Form 8-K dated August 4, 2010, Exhibit 4.1 (File No. 001-07434).
4.5	-	Fourth Supplemental Indenture, dated as of August 9, 2010, between Aflac Incorporated and The Bank of New York and Mellon Trust Company, N.A., as trustee (including the form of 3.45% Senior Note due 2015) – incorporated by reference from Form 8-K dated August 4, 2010, Exhibit 4.2 (File No. 001-07434).
4.6	-	Fifth Supplemental Indenture, dated as of February 10, 2012, between Aflac Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (including the form of 2.65% Senior Note due 2017) - incorporated by reference from Form 8-K dated February 8, 2012, Exhibit 4.1 (File No. 001-07434).
4.7	-	Sixth Supplemental Indenture, dated as of February 10, 2012, between Aflac Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (including the form of 4.00% Senior Note due 2022) - incorporated by reference from Form 8-K dated February 8, 2012, Exhibit 4.2 (File No. 001-07434).
4.8	-	Seventh Supplemental Indenture, dated as of July 31, 2012, between Aflac Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (including the form of 2.65% Senior Note due 2017) - incorporated by reference from Form 8-K dated July 27, 2012, Exhibit 4.1 (File No. 001-07434).
4.9	-	Subordinated Indenture, dated as of September 26, 2012, between Aflac Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee - incorporated by reference from Form 8-K dated October 1, 2012, Exhibit 4.1 (File No. 001-07434).
4.10	-	First Supplemental Indenture, dated as of September 26, 2012, between Aflac Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (including the form of 5.50% Subordinated Debenture due 2052) - incorporated by reference from Form 8-K dated October 1, 2012, Exhibit 4.2 (File No. 001-07434).
10.0*	-	American Family Corporation Retirement Plan for Senior Officers, as amended and restated October 1, 1989 – incorporated by reference from 1993 Form 10-K, Exhibit 10.2 (File No. 001-07434).
10.1*	-	Amendment to American Family Corporation Retirement Plan for Senior Officers, dated December 8, 2008 – incorporated by reference from 2008 Form 10-K, Exhibit 10.1 (File No. 001-07434).
10.2*	-	Aflac Incorporated Supplemental Executive Retirement Plan, as amended and restated January 1, 2009 – incorporated by reference from 2008 Form 10-K, Exhibit 10.5 (File No. 001-07434).
10.3*	-	First Amendment to the Aflac Incorporated Supplemental Executive Retirement Plan, as amended and restated January 1, 2009.
10.4*	-	Aflac Incorporated Executive Deferred Compensation Plan, as amended and restated, effective January 1, 2009 – incorporated by reference from 2008 Form 10-K, Exhibit 10.9 (File No. 001-07434).

10.5* - First Amendment to the Aflac Incorporated Executive Deferred Compensation Plan dated June 1, 2009 – incorporated by reference from Form 10-Q for June 30, 2009, Exhibit 10.4 (File No. 001-07434).

10.6* - Aflac Incorporated Amended and Restated 2009 Management Incentive Plan – incorporated by reference from the 2008 Shareholders' Proxy Statement, Appendix B (File No. 001-07434).

10.7* - First Amendment to the Aflac Incorporated Amended and Restated 2009 Management Incentive Plan, dated December 19, 2008 – incorporated by reference from 2008 Form 10-K, Exhibit 10.11 (File No. 001-07434).

10.8* - Aflac Incorporated 2013 Management Incentive Plan - incorporated by reference from the 2012 Proxy Statement, Appendix B (File No. 001-07434).

10.9* - Aflac Incorporated Sales Incentive Plan – incorporated by reference from 2007 Form 10-K, Exhibit 10.8 (File No. 001-07434).

10.10* - 1999 Aflac Associate Stock Bonus Plan, as amended, dated February 11, 2003 – incorporated by reference from 2002 Form 10-K, Exhibit 99.2 (File No. 001-07434).

10.11* - Aflac Incorporated 1997 Stock Option Plan – incorporated by reference from the 1997 Shareholders' Proxy Statement, Appendix B (File No. 001-07434).

10.12* - Form of Officer Stock Option Agreement (Non-Qualifying Stock Option) under the Aflac Incorporated 1997 Stock Option Plan – incorporated by reference from Form 8-K dated January 28, 2005, Exhibit 10.5 (File No. 001-07434).

10.13* - Form of Officer Stock Option Agreement (Incentive Stock Option) under the Aflac Incorporated 1997 Stock Option Plan – incorporated by reference from Form 8-K dated January 28, 2005, Exhibit 10.6 (File No. 001-07434).

10.14* - Notice of grant of stock options and stock option agreement to officers under the Aflac Incorporated 1997 Stock Option Plan – incorporated by reference from Form 8-K dated January 28, 2005, Exhibit 10.7 (File No. 001-07434).

10.15* - 2004 Aflac Incorporated Long-Term Incentive Plan, as amended and restated March 14, 2012 – incorporated by reference from the 2012 Proxy Statement, Appendix A (File No. 001-07434).

10.16* - Form of Non-Employee Director Stock Option Agreement (NQSO) under the 2004 Aflac Incorporated Long-Term Incentive Plan – incorporated by reference from Form 8-K dated January 28, 2005, Exhibit 10.1 (File No. 001-07434).

10.17* - Notice of grant of stock options to non-employee director under the 2004 Aflac Incorporated Long-Term Incentive Plan – incorporated by reference from Form 8-K dated January 28, 2005, Exhibit 10.2 (File No. 001-07434).

10.18* - Form of Non-Employee Director Restricted Stock Award Agreement under the 2004 Aflac Incorporated Long-Term Incentive Plan – incorporated by reference from Form 8-K dated January 28, 2005, Exhibit 10.3 (File No. 001-07434).

10.19* - Notice of restricted stock award to non-employee director under the 2004 Aflac Incorporated Long-Term Incentive Plan – incorporated by reference from Form 8-K dated January 28, 2005, Exhibit 10.4 (File No. 001-07434).

10.20* - Form of Officer Restricted Stock Award Agreement under the 2004 Aflac Incorporated Long-Term Incentive Plan – incorporated by reference from Form 8-K dated February 7, 2005, Exhibit 10.1 (File No. 001-07434).

10.21* - Notice of restricted stock award to officers under the 2004 Aflac Incorporated Long-Term Incentive Plan – incorporated by reference from Form 8-K dated February 7, 2005, Exhibit 10.2 (File No. 001-07434).

10.22* - Form of Officer Stock Option Agreement (Non-Qualifying Stock Option) under the 2004 Aflac Incorporated Long-Term Incentive Plan – incorporated by reference from Form 8-K dated February 7, 2005, Exhibit 10.3 (File No. 001-07434).

10.23* - Form of Officer Stock Option Agreement (Incentive Stock Option) under the 2004 Aflac Incorporated Long-Term Incentive Plan – incorporated by reference from Form 8-K dated February 7, 2005, Exhibit 10.4 (File No. 001-07434).

10.24* - Notice of grant of stock options to officers under the 2004 Aflac Incorporated Long-Term Incentive Plan – incorporated by reference from Form 8-K dated February 7, 2005, Exhibit 10.5 (File No. 001-07434).

10.25* - Aflac Incorporated Retirement Plan for Directors Emeritus, as amended and restated, dated February 9, 2010 – incorporated by reference from 2009 Form 10-K, Exhibit 10.26 (File No. 001-07434).

10.26* - Amendment to Aflac Incorporated Retirement Plan for Directors Emeritus, as amended and restated, dated August 10, 2010 – incorporated by reference from Form 10-Q for September 30, 2010, Exhibit 10.27 (File No. 001-07434).

10.27* - Aflac Incorporated Employment Agreement with Daniel P. Amos, dated August 1, 1993 – incorporated by reference from 1993 Form 10-K, Exhibit 10.4 (File No. 001-07434).

10.28* - Amendment to Aflac Incorporated Employment Agreement with Daniel P. Amos, dated December 8, 2008 – incorporated by reference from 2008 Form 10-K, Exhibit 10.32 (File No. 001-07434).

10.29* - Aflac Incorporated Employment Agreement with Kriss Cloninger III, dated February 14, 1992, and as amended November 12, 1993 – incorporated by reference from 1993 Form 10-K, Exhibit 10.6 (File No. 001-07434).

10.30* - Amendment to Aflac Incorporated Employment Agreement with Kriss Cloninger III, dated November 3, 2008 – incorporated by reference from 2008 Form 10-K, Exhibit 10.34 (File No. 001-07434).

10.31* - Amendment to Aflac Incorporated Employment Agreement with Kriss Cloninger III, dated December 19, 2008 – incorporated by reference from 2008 Form 10-K, Exhibit 10.35 (File No. 001-07434).

10.32* - Amendment to Aflac Incorporated Employment Agreement with Kriss Cloninger III, dated March 15, 2011 – incorporated by reference from Form 10-Q for March 31, 2011, Exhibit 10.33 (File No. 001-07434).

10.33* - Aflac Incorporated Employment Agreement with Paul S. Amos II, dated January 1, 2005 – incorporated by reference from Form 8-K dated February 7, 2005, Exhibit 10.2 (File No. 001-07434).

10.34* - Amendment to Aflac Incorporated Employment Agreement with Paul S. Amos II, dated December 19, 2008 – incorporated by reference from 2008 Form 10-K, Exhibit 10.39 (File No. 001-07434).

10.35* - Amendment to Aflac Incorporated Employment Agreement with Paul S. Amos II, dated March 7, 2012 - incorporated by reference from Form 10-Q for March 31, 2012, Exhibit 10.36 (File No. 001-07434).

10.36* - Aflac Incorporated Employment Agreement with Joey Loudermilk, dated September 12, 1994 and as amended December 10, 2008 – incorporated by reference from 2008 Form 10-K, Exhibit 10.40 (File No. 001-07434).

10.37* - Amendment to Aflac Incorporated Employee Agreement with Joey Loudermilk, dated December 14, 2011 - incorporated by reference from 2011 Form 10-K, Exhibit 10.37 (File No. 001-07434).

10.38* - Aflac Incorporated Employment Agreement with Tohru Tonoike, effective February 1, 2007 – incorporated by reference from 2008 Form 10-K, Exhibit 10.41 (File No. 001-07434).

10.39* - Amendment to Aflac Incorporated Employment Agreement with Tohru Tonoike, dated February 9, 2010 – incorporated by reference from 2009 Form 10-K, Exhibit 10.36 (File No. 001-07434).

10.40* - Amendment to Aflac Incorporated Employment Agreement with Tohru Tonoike, dated October 8, 2012

10.41* - Aflac Retirement Agreement with E. Stephen Purdom, dated February 15, 2000 – incorporated by reference from 2000 Form 10-K, Exhibit 10.13 (File No. 001-07434).

10.42* - Senior unsecured revolving credit facility agreement, dated June 28, 2012 – incorporated by reference from Form 10-Q for June 30, 2012, Exhibit 10.40 (File No. 001-07434).

11 - Statement regarding the computation of per-share earnings for the Registrant.

12 - Statement regarding the computation of ratio of earnings to fixed charges for the Registrant.

21 - Subsidiaries.

23 - Consent of independent registered public accounting firm, KPMG LLP, to Form S-8 Registration Statement No. 333-158969 with respect to the Aflac Incorporated 401(k) Savings and Profit Sharing Plan.

- Consent of independent registered public accounting firm KPMG LLP, to Form S-8 Registration Statement No. 333-27883 with respect to the Aflac Incorporated 1997 Stock Option Plan.
- Consent of independent registered public accounting firm, KPMG LLP, to Form S-8 Registration Statement Nos. 333-135327 and 333-161269 with respect to the Aflac Incorporated Executive Deferred Compensation Plan.
- Consent of independent registered public accounting firm, KPMG LLP, to Form S-8 Registration Statement No. 333-115105 with respect to the 2004 Aflac Incorporated Long-Term Incentive Plan.
- Consent of independent registered public accounting firm, KPMG LLP, to Form S-3 Registration Statement No. 333-176178 with respect to the AFL Stock Plan.
- Consent of independent registered public accounting firm, KPMG LLP, to Form S-3 Registration Statement No. 333-181089 with respect to the Aflac Incorporated shelf registration statement.

31.1	-	Certification of CEO dated February 26, 2013, required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
31.2	-	Certification of CFO dated February 26, 2013, required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
32	-	Certification of CEO and CFO dated February 26, 2013, pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	-	XBRL Instance Document.(2)
101.SCH	-	XBRL Taxonomy Extension Schema.
101.CAL	-	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	-	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	-	XBRL Taxonomy Extension Label Linkbase.
101.PRE	-	XBRL Taxonomy Extension Presentation Linkbase.

(1) *Copies of any exhibit are available upon request by calling our Investor Relations Department at 800.235.2667 - option 3*

(2) *Includes the following materials contained in this Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Earnings, (ii) Consolidated Statements of Comprehensive Income (Loss), (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Shareholders' Equity, (v) Consolidated Statements of Cash Flows, (vi) Notes to Consolidated Financial Statements, (vii) Financial Statement Schedules.*

* *Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of this report.*

(c) FINANCIAL STATEMENT SCHEDULES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Aflac Incorporated:

Under date of February 26, 2013, we reported on the consolidated balance sheets of Aflac Incorporated and subsidiaries (the Company) as of December 31, 2012, and 2011, and the related consolidated statements of earnings, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, which are included herein. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules as listed in Item 15. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2012, the Company retrospectively adopted guidance related to a change in accounting for costs associated with acquiring or renewing insurance contracts. Also as discussed in Note 1, the Company changed its method of evaluating consolidation of variable interest entities (VIEs) and qualified special purpose entities (QSPEs) due to the adoption of new accounting requirements issued by the Financial Accounting Standards Board (FASB), effective January 1, 2010.

KPMG LLP

Atlanta, Georgia
February 26, 2013

SCHEDULE II
CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Aflac Incorporated (Parent Only)
Condensed Statements of Earnings

	Years ended December 31,		
(In millions)	**2012**	2011	2010
Revenues:			
Dividends from subsidiaries[1]	**$ 0**	$ 282	$ 370
Management and service fees from subsidiaries[1]	**249**	230	206
Net investment income	**20**	10	11
Interest from subsidiaries[1]	**7**	8	8
Realized investment gains (losses)	**1**	(1)	0
Change in fair value of the cross-currency interest rate swaps	**154**	0	0
Other income (loss)	**(7)**	1	1
Total revenues	**424**	530	596
Operating expenses:			
Interest expense	**184**	168	140
Other operating expenses	**72**	69	66
Total operating expenses	**256**	237	206
Earnings before income taxes and equity in undistributed earnings of subsidiaries	**168**	293	390
Income tax expense (benefit):			
Current	**1**	0	0
Deferred	**50**	(2)	(3)
Total income taxes	**51**	(2)	(3)
Earnings before equity in undistributed earnings of subsidiaries	**117**	295	393
Equity in undistributed earnings of subsidiaries[1]	**2,749**	1,642	1,935
Net earnings	**$ 2,866**	$ 1,937	$ 2,328

[1]Eliminated in consolidation
Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.
See the accompanying Notes to Condensed Financial Statements.
See the accompanying Report of Independent Registered Public Accounting Firm.

SCHEDULE II
CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Aflac Incorporated (Parent Only)
Condensed Statements of Comprehensive Income (Loss)

	Years ended December 31,		
(In millions)	**2012**	2011	2010
Net earnings	**$ 2,866**	$ 1,937	$ 2,328
Other comprehensive income (loss) before income taxes:			
Foreign currency translation adjustments:			
Unrealized foreign currency translation gains (losses) during period - parent only	**95**	(54)	(127)
Equity in unrealized foreign currency translation gains (losses) of subsidiaries during period	**(382)**	36	217
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses) on investment securities during period - parent only	**15**	11	7
Equity in unrealized holding gains (losses) on investment securities held by subsidiaries during period	**1,645**	555	363
Equity in reclassification adjustment for realized (gains) losses of subsidiaries included in net earnings	**497**	1,154	421
Unrealized gains (losses) on derivatives during period	**(22)**	(33)	51
Pension liability adjustment during period	**(20)**	(65)	(32)
Total other comprehensive income (loss) before income taxes	**1,828**	1,604	900
Income tax expense (benefit) related to items of other comprehensive income (loss)	**1,078**	392	(32)
Other comprehensive income (loss), net of income taxes	**750**	1,212	932
Total comprehensive income (loss)	**$ 3,616**	$ 3,149	$ 3,260

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.
See the accompanying Notes to Condensed Financial Statements.
See the accompanying Report of Independent Registered Public Accounting Firm.

SCHEDULE II
CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Aflac Incorporated (Parent Only)
Condensed Balance Sheets

	December 31,	
(In millions, except for share and per-share amounts)	**2012**	2011
Assets:		
Investments and cash:		
Fixed maturity securities available for sale, at fair value (amortized cost $131 in 2012 and $120 in 2011)	**$ 156**	$ 138
Investments in subsidiaries[1]	**19,001**	15,531
Other investments	**14**	15
Cash and cash equivalents	**830**	385
Total investments and cash	**20,001**	16,069
Due from subsidiaries[1]	**156**	134
Other assets	**257**	79
Total assets	**$ 20,414**	$ 16,282
Liabilities and shareholders' equity:		
Liabilities:		
Notes payable	**$ 4,367**	$ 3,345
Employee benefit plans	**255**	175
Income taxes	**(232)**	(311)
Other liabilities	**46**	127
Total liabilities	**4,436**	3,336
Shareholders' equity:		
Common stock of $.10 par value. In thousands: authorized 1,900,000 shares in 2012 and 2011; issued 665,239 shares in 2012 and 663,639 shares in 2011	**67**	66
Additional paid-in capital	**1,505**	1,408
Retained earnings	**17,387**	15,148
Accumulated other comprehensive income (loss):		
Unrealized foreign currency translation gains	**333**	984
Unrealized gains (losses) on investment securities	**2,570**	1,143
Unrealized gains (losses) on derivatives	**(5)**	9
Pension liability adjustment	**(183)**	(171)
Treasury stock, at average cost	**(5,696)**	(5,641)
Total shareholders' equity	**15,978**	12,946
Total liabilities and shareholders' equity	**$ 20,414**	$ 16,282

[1]Eliminated in consolidation

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

See the accompanying Notes to Condensed Financial Statements.

See the accompanying Report of Independent Registered Public Accounting Firm.

SCHEDULE II
CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Aflac Incorporated (Parent Only)
Condensed Statements of Cash Flows

	Years ended December 31,		
(In millions)	**2012**	2011	2010
Cash flows from operating activities:			
Net earnings	**$ 2,866**	$ 1,937	$ 2,328
Adjustments to reconcile net earnings to net cash provided from operating activities:			
Equity in undistributed earnings of subsidiaries[1]	**(2,749)**	(1,642)	(1,935)
Change in income tax liabilities	**111**	(52)	(77)
Other, net	**(242)**	145	153
Net cash provided (used) by operating activities	**(14)**	388	469
Cash flows from investing activities:			
Fixed maturity securities sold	**13**	4	12
Fixed maturity securities purchased	**(26)**	(10)	(8)
Other investments sold (purchased)	**(3)**	0	0
Purchase of subsidiary	**0**	0	0
Additional capitalization of subsidiaries[1]	**0**	(40)	0
Other, net	**0**	0	0
Net cash provided (used) by investing activities	**(16)**	(46)	4
Cash flows from financing activities:			
Purchases of treasury stock	**(118)**	(308)	(121)
Proceeds from borrowings	**1,506**	620	748
Principal payments under debt obligations	**(380)**	(459)	(447)
Dividends paid to shareholders	**(603)**	(552)	(535)
Treasury stock reissued	**70**	26	45
Proceeds from exercise of stock options	**21**	14	27
Net change in amount due to/from subsidiaries[1]	**(21)**	9	5
Net cash provided (used) by financing activities	**475**	(650)	(278)
Net change in cash and cash equivalents	**445**	(308)	195
Cash and cash equivalents, beginning of period	**385**	693	498
Cash and cash equivalents, end of period	**$ 830**	$ 385	$ 693

[1]Eliminated in consolidation

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.

See the accompanying Notes to Condensed Financial Statements.

See the accompanying Report of Independent Registered Public Accounting Firm.

SCHEDULE II
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
Aflac Incorporated (Parent Only)
Notes to Condensed Financial Statements

The accompanying condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto of Aflac Incorporated and Subsidiaries included in Part II, Item 8 of this report.

(A) Notes Payable

A summary of notes payable as of December 31 follows:

(In millions)	**2012**	2011
8.50% senior notes due May 2019	**$ 850**	$ 850
6.45% senior notes dues August 2040	**448** [1]	448 [1]
6.90% senior notes due December 2039	**396** [2]	396 [2]
3.45% senior notes due August 2015	**300**	300
2.65% senior notes due February 2017	**657** [3]	0
4.00% senior notes due February 2022	**349** [4]	0
5.50% subordinated debentures due September 2052	**500**	0
Yen-denominated Uridashi notes:		
2.26% notes due September 2016 (principal amount 10 billion yen)	**116**	129
Yen-denominated Samurai notes:		
1.47% notes due July 2014 (principal amount 28.7 billion yen)	**331**	369
1.87% notes paid June 2012 (principal amount 30 billion yen)	**0**	386
1.84% notes due July 2016 (principal amount 15.8 billion yen)	**182**	203
Variable interest rate notes due July 2014 (1.34% in 2012 and 2011, principal amount 5.5 billion yen)	**64**	71
Yen-denominated loans:		
3.60% loan due July 2015 (principal amount 10 billion yen)	**116**	129
3.00% loan due August 2015 (principal amount 5 billion yen)	**58**	64
Total notes payable	**$4,367**	$3,345

[1] $450 issuance net of a $2 underwriting discount that is being amortized over the life of the notes
[2] $400 issuance net of a $4 underwriting discount that is being amortized over the life of the notes
[3] $650 issuance plus $7 of an issuance premium that is being amortized over the life of the notes
[4] $350 issuance net of a $1 underwriting discount that is being amortized over the life of the notes

During 2009, Aflac Japan bought on the open market 2.0 billion yen of yen-denominated Uridashi notes issued by the Parent Company which are outstanding as of December 31, 2012. In consolidation, those notes have been extinguished; however, they remain an outstanding liability for the Parent Company until their maturity date.

The aggregate contractual maturities of notes payable during each of the years after December 31, 2012, are as follows:

(In millions)	
2013	$ 0
2014	395
2015	474
2016	298
2017	650
Thereafter	2,550
Total	$ 4,367

For further information regarding notes payable, see Note 8 of the Notes to the Consolidated Financial Statements.

(B) Derivatives

At December 31, 2012, the Parent Company's only outstanding freestanding derivative contracts were swaps associated with our notes payable, consisting of an interest rate swap for our variable interest rate yen-denominated debt and cross-currency interest rate swaps associated with our senior notes due in February 2017 and February 2022 and subordinated debentures due in September 2052. We do not use derivative financial instruments for trading purposes, nor do we engage in leveraged derivative transactions. For further information regarding these derivatives, see Notes 1, 4 and 8 of the Notes to the Consolidated Financial Statements.

(C) Income Taxes

The Parent Company and its eligible U.S. subsidiaries file a consolidated U.S. federal income tax return. Income tax liabilities or benefits are recorded by each principal subsidiary based upon separate return calculations, and any difference between the consolidated provision and the aggregate amounts recorded by the subsidiaries is reflected in the Parent Company financial statements. For further information on income taxes, see Note 9 of the Notes to the Consolidated Financial Statements.

(D) Dividend Restrictions

See Note 12 of the Notes to the Consolidated Financial Statements for information regarding dividend restrictions.

(E) Supplemental Disclosures of Cash Flow Information

(In millions)	**2012**	2011	2010
Interest paid	**$ 181**	$ 163	$ 124
Noncash financing activities:			
Treasury stock issued for shareholder dividend reinvestment	**25**	23	0

SCHEDULE III
SUPPLEMENTARY INSURANCE INFORMATION

Aflac Incorporated and Subsidiaries
Years ended December 31,

(In millions)	Deferred Policy Acquisition Costs	Future Policy Benefits & Unpaid Policy Claims	Unearned Premiums	Other Policyholders' Funds
2012:				
Aflac Japan	**$ 6,801**	**$ 72,286**	**$ 2,057**	**$ 14,995**
Aflac U.S.	**2,857**	**8,209**	**101**	**298**
All other	**0**	**2**	**0**	**1**
Total	**$ 9,658**	**$ 80,497**	**$ 2,158**	**$ 15,294**
2011:				
Aflac Japan	$ 7,102	$ 75,578	$ 1,602	$ 9,342
Aflac U.S.	2,687	7,679	102	288
All other	0	2	0	0
Total	$ 9,789	$ 83,259	$ 1,704	$ 9,630

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.
Segment amounts may not agree in total to the corresponding consolidated amounts due to rounding.

Years Ended December 31,

(In millions)	Premium Revenue	Net Investment Income	Benefits and Claims	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses	Premiums Written
2012:						
Aflac Japan	**$ 17,151**	**$ 2,845**	**$ 12,496**	**$ 716**	**$ 2,937**	**$ 23,662**
Aflac U.S.	**4,996**	**613**	**2,834**	**400**	**1,397**	**4,988**
All other	**1**	**15**	**0**	**1**	**281**	**0**
Total	**$ 22,148**	**$ 3,473**	**$ 15,330**	**$ 1,117**	**$ 4,615**	**$ 28,650**
2011:						
Aflac Japan	$ 15,619	$ 2,688	$ 11,037	$ 650	$ 2,837	$ 19,034
Aflac U.S.	4,743	588	2,713	383	1,341	4,733
All other	0	4	(1)	0	261	0
Total	$ 20,362	$ 3,280	$ 13,749	$ 1,033	$ 4,439	$ 23,767
2010:						
Aflac Japan	$ 13,487	$ 2,453	$ 9,553	$ 563	$ 2,601	$ 14,586
Aflac U.S.	4,586	549	2,553	395	1,276	4,568
All other	0	5	0	0	230	0
Total	$ 18,073	$ 3,007	$ 12,106	$ 958	$ 4,107	$ 19,154

Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.
Segment amounts may not agree in total to the corresponding consolidated amounts due to rounding.

See the accompanying Report of Independent Registered Public Accounting Firm.

SCHEDULE IV
REINSURANCE

Aflac Incorporated and Subsidiaries
Years Ended December 31,

(In millions)	Gross Amount	Ceded to Other Companies	Assumed from Other companies	Net Amount	Percentage of Amount Assumed to Net
2012:					
Life insurance in force	**$ 173,791**	**$ 3,867**	**$ 0**	**$ 169,924**	**0%**
Premiums:					
Health insurance	**$ 17,541**	**$ 19**	**$ 14**	**$ 17,536**	**0%**
Life insurance	**4,626**	**14**	**0**	**4,612**	**0**
Total earned premiums	**$ 22,167**	**$ 33**	**$ 14**	**$ 22,148**	**0%**
2011:					
Life insurance in force	$ 168,355	$ 4,159	$ 3	$ 164,199	0%
Premiums:					
Health insurance	$ 17,210	$ 14	$ 12	$ 17,208	0%
Life insurance	3,163	13	4	3,154	0
Total earned premiums	$ 20,373	$ 27	$ 16	$ 20,362	0%
2010:					
Life insurance in force	$ 149,045	$ 4,000	$ 2	$ 145,047	0%
Premiums:					
Health insurance	$ 15,784	$ 9	$ 18	$ 15,793	0%
Life insurance	2,291	12	1	2,280	0
Total earned premiums	$ 18,075	$ 21	$ 19	$ 18,073	0%

Premiums by type may not agree in total to the corresponding consolidated amounts due to rounding.
See the accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aflac Incorporated

By: ***/s/ Daniel P. Amos*** February 26, 2013
(Daniel P. Amos)
Chief Executive Officer,
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ ***Daniel P. Amos***	Chief Executive Officer,	February 26, 2013
(Daniel P. Amos)	Chairman of the Board of Directors	
/s/ ***Kriss Cloninger III***	President, Chief Financial Officer,	February 26, 2013
(Kriss Cloninger III)	Treasurer and Director	
/s/ ***June Howard***	Senior Vice President, Financial Services;	February 26, 2013
(June Howard)	Chief Accounting Officer	

Signature	Title	Date
/s/ ***J. Shelby Amos II*** (J. Shelby Amos II)	Director	February 26, 2013
/s/ ***Paul S. Amos II*** (Paul S. Amos II)	Director	February 26, 2013
/s/ ***Elizabeth J. Hudson*** (Elizabeth J. Hudson)	Director	February 26, 2013
/s/ ***Douglas W. Johnson*** (Douglas W. Johnson)	Director	February 26, 2013
/s/ ***Robert B. Johnson*** (Robert B. Johnson)	Director	February 26, 2013
/s/ ***Charles B. Knapp*** (Charles B. Knapp)	Director	February 26, 2013
/s/ ***E. Stephen Purdom*** (E. Stephen Purdom)	Director	February 26, 2013
/s/ ***Barbara K. Rimer*** (Barbara K. Rimer)	Director	February 26, 2013
/s/ ***Marvin R. Schuster*** (Marvin R. Schuster)	Director	February 26, 2013
/s/ ***Melvin T. Stith*** (Melvin T. Stith)	Director	February 26, 2013
/s/ ***David G. Thompson*** (David G. Thompson)	Director	February 26, 2013
/s/ ***Takuro Yoshida*** (Takuro Yoshida)	Director	February 26, 2013



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